As filed with the Securities and Exchange Commission on February 6, 2004
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form S-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

CCO Holdings, LLC

and

CCO Holdings Capital Corp.

(Exact name of registrants as specified in their charters)

Delaware	4841	86-1067239
Delaware	4841	20-0257904
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

12405 Powerscourt Drive

St. Louis, Missouri 63131
(314) 965-0555
(Address, including zip code, and telephone number,
including area code, of registrants’ principal executive offices)

Curtis S. Shaw, Esq.

Executive Vice President, General Counsel
and Secretary
12405 Powerscourt Drive
St. Louis, Missouri 63131
(314) 965-0555
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Alvin G. Segel, Esq.

Irell & Manella LLP
1800 Avenue of the Stars, Suite 900
Los Angeles, California 90067-4276
(310) 277-1010

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering	Aggregate	Amount of
Securities to be Registered	Registered	Price Per Unit	Offering Price	Registration Fee(1)

8 3/4% Senior Notes due 2013	$500,000,000	100%	$520,000,000	$65,884

(1)	The amount of the registration fee paid herewith was calculated, pursuant to Rule 457(f)(1) under the Securities Act of 1933, as amended.

     The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where such offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 6, 2004

PROSPECTUS

CCO Holdings, LLC

CCO Holdings Capital Corp.

Offer to Exchange

$500,000,000 in Aggregate Principal Amount
of 8 3/4% Senior Notes due 2013
which have been registered under the Securities Act
for any and all outstanding 8 3/4% Senior Notes due 2013
Issued by CCO Holdings, LLC and CCO Holdings Capital Corp.

•	This exchange offer expires at 5:00 p.m., New York City time, on , 2004, unless extended.

•	No public market currently exists for the original notes or the new notes. We do not intend to list the new notes on any securities exchange or to seek approval for quotation through any automated quotation system.

      CCO Holdings, LLC and CCO Holdings Capital Corp. hereby offer to exchange any and all of their $500,000,000 aggregate principal amount of their 8 3/4% Senior Notes due 2013 (the “new notes”), which have been registered under the Securities Act of 1933, as amended, pursuant to a Registration Statement of which this prospectus is part, for a like principal amount of their 8 3/4% Senior Notes due 2013 (the “original notes”) outstanding on the date hereof upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal (which together constitute the exchange offer). The terms of the new notes are identical in all material respects to those of the original notes, except for certain transfer restrictions and registration rights relating to the original notes. The new notes will be issued pursuant to, and entitled to the benefits of the indenture, dated as of November 10, 2003, among CCO Holdings, LLC, CCO Holdings Capital Corp. and Wells Fargo Bank, National Association, as trustee.

       You should carefully consider the risk factors beginning on page 13 of this prospectus before deciding whether or not to participate in the exchange offer.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2004.

      You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus. You should rely only on the information contained in this document or to which we have referred you.

ADDITIONAL INFORMATION

      We have filed with the Securities and Exchange Commission a registration statement on Form S-4 (File No. 333-                    ) with respect to the securities we are offering. This prospectus, which forms part of this registration statement, does not contain all the information included in the registration statement, including its exhibits and schedules. For further information about us and the securities offered in this prospectus, you should refer to the registration statement and its exhibits and schedules. Statements we make in this prospectus about certain contracts or other documents are not necessarily complete. When we make such statements, we refer you to the copies of the contracts or documents that are filed as exhibits to the registration statement, because those statements are qualified in all respects by reference to those exhibits. The registration statement, including the exhibits and schedules, is on file at the offices of the Securities and Exchange Commission and may be inspected without charge. You may also obtain this information by writing or telephoning us at the following address and phone number: Charter Plaza, 12405 Powerscourt Drive, St. Louis, Missouri 63131. Our telephone number is (314) 965-0555. To obtain timely delivery, you must request this information no later than five business days before the date you must make your investment decision. Therefore, you must request this information no later than                     , 2004.

i

FORWARD-LOOKING STATEMENTS

      This prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), regarding, among other things, our plans, strategies and prospects, both business and financial. Although we believe that our plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that we will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Many of the forward-looking statements contained in this prospectus may be identified by the use of forward-looking words such as “believe,” “expect,” “anticipate,” “should,” “planned,” “will,” “may,” “intend,” “estimated” and “potential,” among others. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this prospectus are set forth in “Risk Factors” beginning on page 13. All forward-looking statements attributable to us or a person acting on our behalf are expressly qualified in their entirety by this cautionary statement. We undertake no duty or obligation to update any of the forward-looking statements after the date of this prospectus.

ii

SUMMARY

      This summary contains a general discussion of our business, the exchange offer and summary financial information. It does not contain all the information that you should consider before making a decision whether to tender your original notes in exchange for new notes. For a more complete understanding of the exchange offer, you should read this entire prospectus and the related documents to which we refer. Unless otherwise noted, all business data included in this summary is as of September 30, 2003.

      CCO Holdings, LLC (“CCO Holdings”) is an indirect subsidiary of Charter Communications, Inc. CCO Holdings is a direct subsidiary of CCH II, LLC, which is a direct subsidiary of CCH I, LLC, which is a direct subsidiary of Charter Communications Holdings, LLC. CCO Holdings is a holding company with no operations of its own. CCO Holdings Capital Corp. (“CCO Holdings Capital”) is a wholly owned subsidiary of CCO Holdings, LLC, and was formed in connection with the issuance of the original notes.

      Unless stated otherwise, the discussion in this prospectus of our business includes the business of CCO Holdings and its direct and indirect subsidiaries. The terms “we,” “us” and “our” refer to CCO Holdings and its direct and indirect subsidiaries on a consolidated basis.

Our Business

      We are a broadband communications company operating in the United States, with approximately 12.4 million homes passed and we serve approximately 6.57 million customers in 40 states. Through our broadband network of coaxial and fiber optic cable, we offer our customers traditional video programming (analog and digital, which we refer to as “video” service), high-speed Internet access (which we refer to as “high-speed data service”), advanced broadband services (such as video on demand and interactive television) and in some of our markets, we offer telephone service (which we refer to as “telephony”). “Homes passed” represents our estimate of the number of living units, such as single family homes, apartment units and condominium units passed by our cable distribution network. Homes passed excludes commercial units passed by the cable distribution network.

      We offer analog video service to all of our homes passed and we offer digital video service to approximately 99% of our homes passed. From these homes passed, we serve approximately 6.5 million analog video customers, of which approximately 2.7 million are also digital video customers. We offer high-speed data service to approximately 85% of our homes passed and we serve approximately 1.5 million high-speed data customers. We provide telephony service to approximately 24,100 customers in two markets.

      Our principal executive offices are located at Charter Plaza, 12405 Powerscourt Drive, St. Louis, Missouri 63131. Our telephone number is (314) 965-0555 and our web site is located at www.charter.com. The information on our website is not part of this prospectus and you should rely solely on the information contained in this prospectus and the related documents to which we refer herein when deciding whether or not to tender your original notes in exchange for new notes.

Business Strengths

Advanced Cable Infrastructure

      Since January 1, 2000, we have invested approximately $4 billion to upgrade the technological quality and capacity of our network. We have substantially completed our cable plant upgrade and rebuild. Approximately 92% of our customers are served by bandwidth of 550 MHz or greater, approximately 87% are served by bandwidth of 750 MHz or greater and approximately 84% of the plant is two-way enabled. Consequently, our network architecture is able to support our planned offerings of new services such as video on demand, high definition television, telephony services, private network services and various interactive features. As a result of the advanced design and infrastructure of our network, we do not believe our systems will require comprehensive upgrades in the foreseeable future. We expect that the majority of our future capital expenditures will be driven by revenue growth opportunities and the deployment of new services, including advanced digital set-top terminals with digital video recording features, interactive services, and telephony services.

Attractive Advanced Service Offerings

      Approximately 41% of our analog video customers subscribe to our digital video services, and approximately 14% of our estimated data-enabled homes passed subscribe to our high-speed data services. Approximately 23% of our total customers subscribe to our high speed data service. We expect to continue to expand our offerings of advanced services across our systems, such as video on demand services, high definition television, interactive features, private network services and telephony. We believe that our ability to offer multiple service bundles that combine video offerings with high-speed data and other advanced services will increase customer demand, satisfaction and retention.

Substantial Scale

      We are a large broadband communications company operating in the United States, with approximately 6.57 million customers. We believe that the size of our customer base and our network architecture enable us to rapidly and efficiently offer advanced products and services. We benefit from economies of scale through efficiently marketing our services, offering an attractive platform to advertisers, leveraging programming partnerships, and aggregating purchasing and procurement activities.

Strong and Experienced Management

      We believe that we have assembled an impressive management team with substantial industry experience and successful track records. This team is led by our President and Chief Executive Officer, Carl Vogel, and supported by our Chief Operating Officer, Maggie Bellville and our new Chief Financial Officer, Mike Huseby, among others. Our senior management team has an average of 15 years of experience in the subscription television industry and significant experience marketing multi-product offerings and managing broadband infrastructures. This team has recently implemented an internal structural realignment, which we believe has resulted in a more efficient and effective organization with significantly lower costs and increased communication, process standardization and operational effectiveness.

Business Strategy

      Our principal financial goal is to maximize our return on invested capital. To do so, we will focus on increasing revenues, improving customer retention and enhancing customer satisfaction by providing reliable, high-quality service offerings, superior customer service and attractive bundled offerings.

      Specifically, we expect that our near term operational focus will be to:

•	increase revenue from sales of core and advanced services through improved marketing efforts;

•	improve customer retention through simplified and competitive packaging and pricing and continued focus on customer satisfaction;

•	decrease operating costs by exercising discipline in capital and operating spending and by capitalizing on economies of scale to improve efficiency; and

•	renew our organizational and employee focus on competition and the customer.

      We believe our current service offerings, particularly our digital video and high-speed data services, provide customers greater choice in the selection of services through an increased variety of bundled packages of services. Our widespread digital platform already enables a significant number and variety of channels, and our plan is to offer customers the opportunity to choose among groups of channel offerings (including premium channels such as Cinemax® and HBO®) and to combine those video offerings with other services such as high-speed data, high-definition television (in selected markets) and video on demand.

      We believe that our high-speed data service has the potential to provide a significant portion of our revenue growth in the near future. Therefore, we will focus our marketing efforts in this area, principally on residential customers. We also plan to continue to expand our marketing of high-speed data services to the business community, which we believe has shown an increasing interest in high-speed data service and private network services.

      We will continue our efforts to improve customer satisfaction through consolidation and outsourcing of customer contact centers, which we have reduced from over 300 at December 31, 2000, to 64 at September 30, 2003. Our 25 largest customer contact centers now serve approximately 96% of our customers. We anticipate that this initiative will assist us in reducing customer contact rates and call abandonment rates, thereby improving customer satisfaction while reducing costs. We believe that consolidation and standardization of call centers enable us to provide a more consistent experience for our customers and to improve sales through use of better-trained and more efficient and sales-oriented customer service representatives.

      We intend to continue to take advantage of our significant investment in our broadband infrastructure. Our rebuilt plant will allow us to pursue new revenue growth opportunities as they arise while improving our quality of service delivery in rebuilt areas and reducing our capital expenditure requirements from prior years. In the near term, we expect that our revenue growth opportunities will come from continued expansion of high-speed data and advanced video services such as high-definition television, video on demand and advanced interactive services including through digital video recording devices. Further revenue growth opportunities exist as we continue to develop and introduce telephony in selected markets. See “Business — Our Network Technology.”

Recent Events

Asset Sales

      On October 1, 2003, our subsidiaries closed the sale of cable systems serving approximately 25,000 customers in Port Orchard, Washington, for a total price of approximately $91 million, subject to adjustments.

      On September 3, 2003, Charter Communications Holdings, LLC and certain of our subsidiaries signed an agreement with Atlantic Broadband Finance, LLC for the sale of various cable television systems in Florida, Pennsylvania, Maryland, Delaware, New York and West Virginia, for approximately $765 million, subject to adjustments. The closing of this transaction is expected to occur in the first half of 2004, but the closing is subject to customary closing conditions.

CCH II Exchanges

      On September 23, 2003, our direct parent, CCH II, LLC and our indirect parents, Charter Communications, Inc. and Charter Communications Holdings, LLC, completed the purchase, in a non-monetary transaction, of a total of approximately $609 million principal amount of Charter Communications, Inc.’s convertible senior notes and approximately $1.3 billion principal amount of the senior notes and senior discount notes issued by Charter Communications Holdings, LLC from institutional investors in a small number of privately negotiated transactions. As consideration for these securities, CCH II, LLC issued a total of approximately $1.6 billion principal amount of 10.25% notes due 2010. CCH II, LLC also issued an additional $30 million principal amount of 10.25% notes for an equivalent amount of cash and used the net proceeds for general corporate purposes.

November 2003 Sale of Senior Notes

      In November 2003, we completed the sale of $500 million total principal amount of 8 3/4% senior notes and used the net proceeds of such sale to repay approximately $486 million principal amount of bank debt of our subsidiaries. In November 2003, we terminated our previously announced commitment for a secured loan facility with Vulcan Inc. as a result of these transactions. These 8 3/4% senior notes due 2013 are the original notes for which we are offering new notes in the exchange offer described in this prospectus.

Option Exchange

      In January 2004, Charter commenced an option exchange program in which employees of Charter and its subsidiaries have been offered the right to exchange all existing stock options under the 1999 and 2001 plans that have an exercise price over $10 per share for shares of restricted Charter Class A common stock or, in some instances, cash. The offer applies to options (vested and unvested) to purchase a total 22,929,573 shares of Class A common stock, or approximately 48% of Charter’s 47,882,365 total options issued and outstanding. The offer is scheduled to close on February 20, 2004. Participation by employees is voluntary. Members of Charter’s board of directors who are not also employees of Charter or any of its subsidiaries are not eligible to participate in the exchange offer.

      We cannot predict how many options will be exchanged in this program. However, assuming that the fair market value per share will be $5.00 on the grant date of the restricted stock and that all eligible options are tendered and accepted for exchange, Charter estimates the cost of the stock option exchange program at approximately $17 million, with a first quarter 2004 cash compensation expense of approximately $5.3 million and a non-cash compensation expense of approximately $11.7 million, which would be recorded over the three-year vesting period of the restricted stock to be issued in the exchange. Based on those assumptions, Charter would issue an aggregate of 2,346,991 shares of restricted stock (of which 483,677 shares will be performance shares with vesting over a three-year period upon Charter meeting certain performance targets) and will make aggregate cash payments of approximately $5.3 million to tendering option holders. The non-cash compensation expense will vary depending on the market value of Charter’s Class A common stock on the grant date, as well as the number of eligible options tendered and accepted for exchange.

Organizational Structure

      The chart below sets forth our organizational structure and that of our direct and indirect parent companies. This chart does not include all of our affiliates and subsidiaries and, in some cases, we have combined separate entities for presentation purposes. Principal and accreted amounts of indebtedness shown below are as of September 30, 2003, but give effect to the sale of the original notes on November 10, 2003 and application of the net proceeds from such sale as if such transactions had occurred on September 30, 2003.

(1)	Charter acts as the sole manager of Charter Communications Holding Company, LLC and most of its limited liability company subsidiaries, including CCO Holdings.

(2)	These membership units are held by Charter Investment, Inc. and Vulcan Cable III, Inc., each of which is 100% owned by Mr. Allen. They are exchangeable at any time on a one-for-one basis for shares of Charter common stock.

(3)	Represents 100% of the preferred membership interests in CC VIII, LLC, a subsidiary of CC V Holdings, LLC. An issue has arisen regarding the ultimate ownership of such CC VIII, LLC membership interests following Mr. Allen’s acquisition of those interests on June 6, 2003. See “Certain Relationships and Related Party Transactions — Transactions Arising Out of Our Organizational Structure and Mr. Allen’s Investment in Charter and Its Subsidiaries — Equity Put Rights — CC VIII.”

(4)	CC V Holdings, LLC, the issuer of $177 million accreted value of 11.875% senior discount notes, is a direct wholly owned subsidiary of CCO NR Holdings, LLC, and holds 100% of the common membership units of CC VIII, LLC. Mr. Allen, through Charter Investment, Inc., holds a 100% preferred membership interest in CC VIII, LLC. CC VIII, LLC holds 100% of the equity of CC VIII Operating, LLC (a borrower of $1.1 billion of bank debt), which in turn holds 100% of the equity of a number of operating subsidiaries. One such operating subsidiary (CC Michigan, LLC) is a guarantor of the CC V Holdings senior discount notes.

The Exchange Offer

Original Notes	8 3/4% Senior Notes due 2013, which we issued on November 10, 2003.

New Notes	8 3/4% Senior Notes due 2013, the issuance of which will be (or will have been) registered under the Securities Act of 1933.

Exchange Offer	We are offering to exchange the new notes for the original notes. The original notes may only be exchanged in multiples of $1,000 principal amount. To be exchanged, an original note must be properly tendered and accepted.

Resales Without Further Registration	We believe that the new notes issued pursuant to the exchange offer may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act of 1933, as amended, provided that:

• you are acquiring the new notes issued in the exchange offer in the ordinary course of your business;

• you have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in, the distribution of the new notes issued to you in the exchange offer, and;

• you are not our “affiliate,” as defined under Rule 405 of the Securities Act of 1933.

Each of the participating broker-dealers that receives new notes for its own account in exchange for original notes that were acquired by such broker or dealer as a result of market-making or other activities must acknowledge that it will deliver a prospectus in connection with the resale of the new notes.

Expiration Date	5:00 p.m., New York City time, on , 2004 unless we extend the exchange offer.

Exchange and Registration Rights Agreement	You have the right to exchange the original notes that you hold for new notes with substantially identical terms pursuant to an exchange and registration rights agreement. This exchange offer is intended to satisfy these rights. Once the exchange offer is complete, you will no longer be entitled to any exchange or registration rights with respect to your original notes and the new notes will not provide for additional interest in connection with registration defaults.

Accrued Interest on the New Notes and Original Notes	The new senior notes will bear interest from November 10, 2003 (the date of issuance of the original notes). Holders of original notes that are accepted for exchange will be deemed to have waived the right to receive any payment in respect of interest on such original notes accrued to the date of issuance of the new notes.

Conditions to the Exchange Offer	The exchange offer is conditioned upon certain customary conditions which we may waive and upon compliance with securities laws.

Procedures for Tendering Original Notes	Each holder of original notes wishing to accept the exchange offer must:

• complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal; or

• arrange for The Depository Trust Company to transmit certain required information to the exchange agent in connection with a book-entry transfer.

You must mail or otherwise deliver such documentation together with the original notes to the exchange agent.

Special Procedures for Beneficial Holders	If you beneficially own original notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your original notes in the exchange offer, you should contact such registered holder promptly and instruct them to tender on your behalf. If you wish to tender on your own behalf, you must, before completing and executing the letter of transmittal for the exchange offer and delivering your original notes, either arrange to have your original notes registered in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

Guaranteed Delivery Procedures	You must comply with the applicable procedures for tendering if you wish to tender your original notes and:

• time will not permit your required documents to reach the exchange agent by the expiration date of the exchange offer;

• you cannot complete the procedure for book-entry transfer on time; or

• your original notes are not immediately available.

Withdrawal Rights	You may withdraw your tender of original notes at any time prior to 5:00 p.m., New York City time, on the date the exchange offer expires.

Failure to Exchange Will Affect You Adversely	If you are eligible to participate in the exchange offer and you do not tender your original notes, you will not have further exchange or registration rights and your original notes will continue to be subject to some restrictions on transfer. Accordingly, the liquidity of your original notes will be adversely affected.

Material United States Federal Income Tax Considerations	The disclosure in this prospectus represents our legal counsel’s opinion as to the material United States federal income tax consequences of participating in the exchange offer and in connection with the ownership and disposition of the new notes.

The exchange of original notes for new notes pursuant to the exchange offer will not result in a taxable event. Accordingly, it is our legal counsel’s opinion that:

• no gain or loss will be realized by a U.S. holder upon receipt of a new note;

• a holder’s holding period for new notes will include the holding period for original notes; and

• the adjusted tax basis of the new notes will be the same as the adjusted tax basis of the original notes exchanged at the time of such exchange.

Irell & Manella LLP has rendered the above-referenced opinion in connection with the exchange offer. See “Important United States Federal Income Tax Considerations.”

Exchange Agent	Wells Fargo Bank, National Association is serving as exchange agent.

Use of Proceeds	We will not receive any proceeds from the exchange offer.

Summary Terms of the New Notes

Issuers	CCO Holdings and CCO Holdings Capital.

Notes Offered	$500,000,000 aggregate principal amount of 8 3/4% Senior Notes due 2013.

Maturity	November 15, 2013.

Interest Payment Dates	May 15 and November 15 of each year, beginning on May 15, 2004.

Forms and Terms	The form and terms of the new notes will be the same as the form and terms of the original notes except that:

• the new notes will bear a different CUSIP number from the original notes;

• the new notes have been registered under the Securities Act of 1933 and, therefore, will not bear legends restricting their transfer; and

• you will not be entitled to any exchange or registration rights with respect to the new notes and the new notes will not provide for additional interest in connection with registration defaults.

The new notes will evidence the same debt as the original notes. They will be entitled to the benefits of the indenture governing the original notes and will be treated under the indenture as a single class with the original notes.

Ranking	The new notes will be:

• senior unsecured securities of the issuers;

• effectively subordinated to any of the issuers’ secured indebtedness;

• equal in right of payment with all of the issuers’ existing and future senior unsecured debt;

• senior in right of payment to all of the issuers’ future subordinated debt; and

• structurally subordinated to all indebtedness and other liabilities of the issuers’ subsidiaries, including indebtedness under our subsidiaries’ credit facilities.

As of September 30, 2003, after giving effect to the issuance of the original notes and the use of proceeds therefrom, the indebtedness of CCO Holdings and its subsidiaries would have totaled approximately $7.9 billion and the notes would have been structurally subordinated to approximately $7.4 billion of that amount.

Optional Redemption	The new notes may be redeemed in whole or in part at our option at any time on or after November 15, 2008 at the redemption prices specified in this prospectus under “Description of Notes — Optional Redemption.”

At any time prior to November 15, 2006, we may redeem up to 35% of the new notes to the extent that we have received proceeds of one or more public equity offerings at a price equal to 108.750% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date, provided that at least 65% of the original aggregate principal amount of the new notes issued remains outstanding after the redemptions.

Restrictive Covenants	The indenture governing the original notes and the new notes will, among other things, restrict our ability and the ability of certain of our subsidiaries to:

• pay dividends on stock or repurchase stock;

• make investments;

• borrow money;

• grant liens;

• sell all or substantially all of our assets or merge with or into other companies;

• use the proceeds from sales of assets and subsidiaries’ stock;

• in the case of our restricted subsidiaries, create or permit to exist dividend or payment restrictions; and

• engage in certain transactions with affiliates.

These covenants are subject to important exceptions and qualifications as described under “Description of Notes — Certain Covenants.”

Change of Control	Following a Change of Control, as defined in “Description of Notes — Certain Definitions,” we will be required to offer to purchase all of the new notes at a purchase price of 101% of their principal amount plus accrued and unpaid interest, if any, to the date of purchase thereof.

Absence of Established Markets for the Notes	The new notes are new issues of securities, and currently there are no markets for them. We do not intend to apply for the new notes to be listed on any securities exchange or to arrange for any quotation system to quote them. Accordingly, we cannot assure you that liquid markets will develop for the new notes.

      You should carefully consider all of the information in this prospectus. In particular, you should read the “Risk Factors” section beginning on page 13 for information regarding certain risks associated with an investment in the new notes.

      For more complete information about the new notes, see the “Description of Notes” section of this prospectus.

Summary Consolidated Financial Data

      In June 2003, CCO Holdings was formed. CCO Holdings is a holding company whose primary assets are equity interests in our cable operating subsidiaries. Charter Holdings entered into a series of transactions and contributions which had the effect of (i) creating CCO Holdings, CCO Holdings Capital, CCH II, LLC, our direct parent, and CCH I, LLC; and (ii) combining and contributing all of Charter Holdings’ interest in cable operations not previously owned by Charter Communications Operating, LLC to Charter Communications Operating, LLC. These transactions were accounted for as a reorganization of entities under common control. Accordingly, the financial information for CCO Holdings combines the historical financial condition, cash flows and results of operations of Charter Communications Operating, LLC, and the operations of subsidiaries contributed by Charter Holdings for all periods presented.

      The following table presents summary financial and other data for CCO Holdings and its subsidiaries, and has been derived from (i) the audited consolidated financial statements of CCO Holdings and its subsidiaries for the three years ended December 31, 2002 and (ii) the unaudited consolidated financial statements of CCO Holdings and its subsidiaries for the nine months ended September 30, 2002 and 2003. The consolidated financial statements of CCO Holdings and its subsidiaries for each of the years ended December 31, 2000, 2001 and 2002 have been audited by KPMG LLP, independent auditors. The following information should be read in conjunction with “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and related notes included elsewhere in this prospectus.

				Nine Months
	Year Ended			Ended
	December 31,			September 30,

	2000	2001	2002	2002	2003

				(unaudited)

	(dollars in millions, except per customer relationship data)
Statement of Operations Data:
Revenues:
Video	$2,506	$2,971	$3,420	$2,553	$2,607
High-speed data	53	148	337	231	403
Advertising sales	142	197	302	216	188
Commercial	88	123	161	117	149
Other	352	368	346	260	255

Total revenues	3,141	3,807	4,566	3,377	3,602

Costs and Expenses:
Operating (excluding depreciation and amortization)	1,187	1,486	1,807	1,330	1,457
Selling, general and administrative	606	826	963	708	702
Depreciation and amortization	2,387	2,693	1,439	1,061	1,118
Impairment of franchises	—	—	4,638	—	—
Option compensation expense, net	38	(5)	5	4	1
Special charges, net	—	18	36	1	18

Total costs and expenses	4,218	5,018	8,888	3,104	3,296

Income (loss) from operations	(1,077)	(1,211)	(4,322)	273	306
Interest expense, net	(644)	(525)	(512)	(375)	(376)
Gain (loss) on derivative instruments and hedging activities, net	—	(50)	(115)	(106)	35
Other, net	(6)	(52)	3	(4)	(2)

Loss before minority interest, income taxes and cumulative effect of accounting change	(1,727)	(1,838)	(4,946)	(212)	(37)
Minority interest	(13)	(16)	(16)	(11)	(11)

				Nine Months Ended
	Year Ended December 31,			September 30,

	2000	2001	2002	2002	2003

				(unaudited)	(unaudited)

	(dollars in millions, except per customer relationship data)
Loss before income taxes and cumulative effect of accounting change	(1,740)	(1,854)	(4,962)	(223)	(48)
Income tax benefit (expense)	24	27	216	27	(3)

Loss before cumulative effect of accounting change	(1,716)	(1,827)	(4,746)	(196)	(51)
Cumulative effect of accounting change, net of tax	—	(24)	(540)	(540)	—

Net loss	$(1,716)	$(1,851)	$(5,286)	$(736)	$(51)

Other Financial Data:
Cash flows from operating activities	$998	$975	$1,325	$825	$942
Cash flows from investing activities	(2,592)	(4,629)	(2,285)	(1,777)	(585)
Cash flows from financing activities	1,612	3,532	1,270	1,456	(622)
Capital expenditures	2,276	2,795	2,095	1,550	481
Deficiency of earnings to cover fixed charges(a)	$1,727	$1,838	$4,946	$212	$37
Operating Data
(end of period, except for average)(b):
Customer relationships			6,634,700	6,697,900	6,573,300
Revenue generating units			10,422,500	10,164,900	10,676,700
Average monthly revenue per customer relationship(c)			$59.45	$57.66	$61.37
Video Services:
Estimated analog video homes passed			11,925,000	11,911,900	12,403,400
Analog video customers			6,578,800	6,647,600	6,498,100
Estimated penetration of analog video homes passed			55%	56%	52%
Estimated digital homes passed			11,547,000	11,492,800	12,243,300
Digital customers			2,682,800	2,527,700	2,664,800
Estimated penetration of digital homes passed			23%	22%	22%
High Speed Data Services:
Estimated high-speed data homes passed			9,826,000	8,973,200	10,496,900
Residential high-speed data customers			1,138,100	969,900	1,489,700
Estimated penetration of high-speed data homes passed			12%	11%	14%

(a)	Earnings include net loss plus fixed charges. Fixed charges consist of interest expense and an estimated interest component of rent expense.

(b)	Please see the footnotes to the customer statistics table on pages 64-65 for definitions of the terms contained in this section.

(c)	Average monthly revenue per customer relationship is calculated as total quarterly revenue divided by three divided by the average number of customer relationships during the applicable quarter.

RISK FACTORS

      An investment in the new notes entails the following risks. You should carefully consider these risk factors, as well as the other information contained in this prospectus, before making a decision to continue your investment in the notes or to tender your original notes for the new notes.

Risks Related to the Exchange Offer and the Notes

      We cannot assure you that active trading markets will develop for the new notes.

      The new notes will be new securities for which there is currently no public market. We do not intend to apply for listing of the new notes on any securities exchange or for quotation through The Nasdaq Stock Market. The liquidity of the trading markets in the new notes, and the market prices quoted for the new notes, may be adversely affected by changes in the overall market for high-yield securities generally or the interest of securities dealers in making markets in the new notes and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, we cannot assure you that active trading markets will develop for the new notes.

      If you do not exchange your original notes for new notes, you will continue to have restrictions on your ability to resell them.

      The original notes were not registered under the Securities Act of 1933 or under the securities laws of any state and may not be resold, offered for resale or otherwise transferred unless they are subsequently registered or resold pursuant to an exemption from the registration requirements of the Securities Act of 1933 and applicable state securities laws. If you do not exchange your original notes for new notes pursuant to the exchange offer, you will not be able to resell, offer to resell or otherwise transfer the original notes unless they are registered under the Securities Act of 1933 or unless you resell them, offer to resell them or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act of 1933. In addition, once the exchange offer has terminated, we will no longer be under an obligation to register the original notes under the Securities Act of 1933 except in the limited circumstances provided in the registration rights agreement. In addition, to the extent that original notes are tendered for exchange and accepted in the exchange offer, any trading market for the untendered and tendered but unaccepted original notes could be adversely affected.

Risks Related to Significant Indebtedness of Us, Our Subsidiaries and Our Parent Companies

          We and our subsidiaries have a significant amount of existing debt and may incur substantial additional debt in the future, which could adversely affect our financial health and our ability to react to changes in our business.

      We and our subsidiaries have a significant amount of debt and may (subject to applicable restrictions in our debt instruments) incur additional debt in the future. As of September 30, 2003, our total debt was approximately $7.9 billion, and our member’s equity was approximately $10.7 billion. After giving effect to the issuance and sale of the original notes and the application of the net proceeds therefrom, as if such transactions had occurred on January 1, 2003, the deficiency of earnings to cover fixed charges for the nine-month period ended September 30, 2003 would have been approximately $60 million. In 2005 and subsequent years, significant amounts will become due under our long-term debt obligations. Our significant amount of debt could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations to the holders of our notes and for our subsidiaries to satisfy their obligations to their lenders under their credit facilities or to their bondholders;

•	make us vulnerable to interest rate increases, because a significant portion of our borrowings are, and will continue to be, at variable rates of interest;

•	require us to dedicate a significant portion of our cash flow from operations to payments on our debt, which will reduce our funds available for working capital, capital expenditures and other general corporate expenses;

•	limit our flexibility in planning for, or reacting to, changes in our business, the cable and telecommunications industries and the economy at large;

•	place us at a disadvantage compared to our competitors that have proportionately less debt;

•	adversely affect our relationship with customers and suppliers; and

•	limit our ability to borrow additional funds in the future, if we need them, due to applicable financial and restrictive covenants in our debt.

      A default by one of our subsidiaries under its debt obligations could result in the acceleration of those obligations, the obligations of our other subsidiaries and our obligations under the original and the new notes. We may not have the ability to fund our obligations under the original and the new notes in the event of such a default. We and our subsidiaries may incur significant additional debt in the future. If current debt levels increase, the related risks that we and you now face will intensify.

          Any failure by our indirect parent companies to satisfy their significant debt obligations could have a material adverse effect on us.

      Our direct and indirect parent companies, CCH II, Charter Communications Holdings, LLC (“Charter Holdings”) and Charter Communications, Inc. (“Charter”) have significant amounts of debt. As of September 30, 2003, Charter had outstanding approximately $774 million aggregate principal amount of convertible senior notes, which mature in 2005 and 2006, Charter Holdings had outstanding approximately $8.9 billion aggregate principal amount of senior notes and senior discount notes, some of which mature in 2007, and CCH II had outstanding approximately $1.6 billion of senior notes which mature in 2010. Charter, Charter Holdings and CCH II will need to raise additional capital or receive distributions or payments from us or our operating subsidiaries in order to satisfy their debt obligations. You should note that the indenture governing the original and the new notes generally will permit us to provide funds to Charter, Charter Holdings and CCH II to pay interest on their debt or to repay, repurchase, redeem or defease their debt. However, because of their significant indebtedness, the ability of our parent companies to raise additional capital at reasonable rates is uncertain.

      Because Charter is our sole manager, and because we are indirectly and directly wholly owned by Charter Holdings and CCH II, their financial or liquidity problems could cause serious disruption to our business and could have a material adverse effect on our operations and results. A failure by either of Charter Holdings or CCH II to satisfy its respective debt payment obligations or a bankruptcy filing with respect to Charter Holdings or CCH II would give the lenders under the Charter Communications Operating, LLC credit facility the right to accelerate the payment obligations under that facility. Any such acceleration would be a default under the indenture governing the original and the new notes. In addition, if Charter, Charter Holdings or CCH II were to default under their respective debt obligations and that default were to result in a change of control of any of them (whether through a bankruptcy, receivership or other reorganization, or otherwise), such a change of control could result in an event of default under the credit facilities of our subsidiaries and require a change of control repurchase offer under the original and the new notes and our subsidiaries’ outstanding notes. See “— We may not have the ability to raise the funds necessary to fulfill our obligations under the original and the new notes following a change of control, which would place us in default under the indenture governing the original and the new notes.”

          The agreements and instruments governing our debt and the debt of our subsidiaries and our parent companies contain restrictions and limitations that could significantly affect our ability to operate our business and adversely affect you, as the holders of the original or the new notes.

      The credit facilities of our subsidiaries, the indentures governing our parent companies’ and subsidiaries’ other public debt and the indenture governing the original and the new notes contain, a number of significant covenants that could adversely affect the holders of the original and the new notes and our ability to operate our business. These covenants will restrict our and our subsidiaries’ ability to:

•	pay dividends or make other distributions;

•	make certain investments or acquisitions;

•	enter into related party transactions;

•	dispose of assets or merge;

•	incur additional debt;

•	repurchase or redeem equity interests and debt;

•	grant liens; and

•	pledge assets.

      Furthermore, our subsidiaries’ credit facilities require our subsidiaries to maintain specified financial ratios and meet financial tests. These financial ratios will tighten and become more difficult to maintain over time. The ability to comply with these provisions may be affected by events beyond our control.

      The breach of any covenants or obligations in the foregoing indentures or credit facilities will result in a default under the applicable debt agreement or instrument and could trigger acceleration of the related debt, which in turn could trigger defaults under other agreements governing our long-term indebtedness. In addition, the lenders under our subsidiaries’ credit facilities could foreclose on their collateral, which includes equity interests in our subsidiaries, and exercise other rights of secured creditors. Any default under our subsidiaries’ credit facilities or the indenture governing the notes or the indentures governing our subsidiaries’ debt or the debt of our parent companies could adversely affect our growth, our financial condition and our results of operations and our ability to make payments on our notes and the credit facilities of our subsidiaries. See “Description of Certain Indebtedness.”

      We may not generate sufficient cash flow to fund our capital expenditures, ongoing operations and debt obligations, including our obligations under the original and the new notes.

      Our ability to service our debt (including payments on the notes) and to fund our subsidiaries’ planned capital expenditures and our subsidiaries’ ongoing operations will depend on our ability to generate cash. Our ability to generate cash flow is dependent on many factors, including:

•	our future operating performance;

•	the demand for our products and services;

•	general economic conditions and conditions affecting customer and advertiser spending;

•	competition; and

•	legal and regulatory factors affecting our business.

      Some of these factors are beyond our control. If we are unable to generate sufficient cash flow, we may not be able to repay our debt, grow our business, respond to competitive challenges or fund our other liquidity and capital needs.

      Our subsidiaries may not be able to access funds under their credit facilities if they fail to satisfy the covenant restrictions in their credit facilities.

      Our subsidiaries have historically relied on access to their credit facilities in order to fund their operations and service parent company debt, and we expect such reliance to continue in the future. The amount available to our subsidiaries under their credit facilities depends on the extent to which they comply with the covenants in those credit facilities. Our subsidiaries’ unused total potential availability under their credit facilities totaled $1.4 billion as of September 30, 2003, although the actual unused availability at that time was $735 million because of limits imposed by covenant restrictions. After giving effect to the sale and issuance of the original notes, and the application of the net proceeds therefrom, our actual unused availability, taking into account the aforementioned covenant restrictions, would have been approximately $1.2 billion as of September 30, 2003. Although we have used the proceeds of the sale of the original notes to reduce our subsidiaries’ bank debt, our subsidiaries may not be able to comply with all of the financial ratios and restrictive covenants in their credit facilities. An event of default under any of our subsidiaries’ credit facilities, such as the failure to maintain the applicable required financial ratios, would prevent additional borrowing under that credit facility, which could materially adversely impact our ability to operate our business and to make payments under our debt instruments.

      Because of our holding company structure, the original and the new notes are subordinated in right of payment to all liabilities of our subsidiaries.

      Our sole assets are our equity interests in our subsidiaries. Our operating subsidiaries are separate and distinct legal entities and are not obligated to make funds available to us for payment of the original and the new notes or other obligations in the form of loans, distributions or otherwise. Our direct or indirect subsidiaries include the borrowers and guarantors under the Charter Communications Operating, LLC credit facilities, the CC VI (Fanch) credit facilities, the CC VII (Falcon) credit facilities and the CC VIII (Bresnan) credit facilities. Some of our subsidiaries are also obligors under other senior high-yield notes. The original and the new notes are subordinated in right of payment to all of the debt of our subsidiaries, the total principal amount of which was $7.4 billion as of September 30, 2003.

      In the event of bankruptcy, liquidation or dissolution of one or more of our subsidiaries, that subsidiary’s assets would first be applied to satisfy its own obligations, and following such payments, such subsidiary may not have sufficient assets remaining to make payments to us as an equity holder or otherwise. In that event:

•	the lenders under our subsidiaries’ credit facilities and the holders of their other debt instruments will have the right to be paid before us from any of our subsidiaries’ assets; and

•	although Mr. Allen’s indirect ownership interest in CC VIII, LLC is currently under review, Paul G. Allen, as an indirect holder of preferred membership interests in our subsidiary, CC VIII, LLC, may have a claim on a portion of its assets that would reduce the amounts available for repayment to holders of the original and the new notes.

      In addition, the original and the new notes are unsecured and therefore will be effectively subordinated in right of payment to all existing and future secured debt we may incur to the extent of the value of the assets securing such debt. Our subsidiaries’ credit facilities are secured by pledges of equity interests and intercompany obligations. See “Description of Certain Indebtedness” for a description of these credit facilities and other indebtedness and “Certain Relationships and Related Party Transactions — Transactions Arising Out of Our Organizational Structure and Mr. Allen’s Investment in Charter and Its Subsidiaries — Equity Put Rights — Bresnan” for a description of issues relating to the CC VIII, LLC membership interest currently held indirectly by Mr. Allen.

      We may not have the ability to raise the funds necessary to fulfill our obligations under the original and the new notes following a change of control, which would place us in default under the indenture governing the original and the new notes.

      Under the indenture governing the original and the new notes, upon the occurrence of specified change of control events, we will be required to offer to repurchase all of the outstanding original and new notes. However, we may not have sufficient funds at the time of the change of control event to make the required repurchases of the original and the new notes. In addition, a change of control would require the repayment of borrowings under credit facilities and publicly held debt of our subsidiaries and our parent companies. Our failure to make or complete an offer to repurchase the original and the new notes would place us in default under the indenture governing the original and the new notes.

      If we do not fulfill our obligations to you under the new notes, you will not have any recourse against Charter, Charter Communications Holding Company, LLC, Charter Holdings, Mr. Allen or their affiliates.

      None of our direct or indirect equity holders, directors, officers, employees or affiliates, including, without limitation, Charter, Charter Communications Holding Company, LLC, Charter Holdings, CCH I, LLC and Mr. Allen, will be an obligor or guarantor under the new notes. The indenture governing the original and the new notes expressly provides that these parties will not have any liability for our obligations under the original and the new notes or the indenture governing the original and the new notes. If we do not fulfill our obligations to you under the original or the new notes, you will have no recourse against any of our direct or indirect equity holders, directors, officers, employees or affiliates including, without limitation, Charter, Charter Communications Holding Company, LLC, Charter Holdings and Mr. Allen.

      There is no expectation that Paul G. Allen will fund our operations or obligations in the future.

      Paul G. Allen and his affiliates have contributed funds or provided other financial support to Charter and Charter Communications Holding Company, LLC, which have in turn been contributed or lent to us. There is no expectation that Mr. Allen or his affiliates will contribute or lend funds to any of our direct or indirect parent companies, us or any of our subsidiaries in the future.

Risks Related to Our Business

      We operate in a very competitive business environment, which affects our ability to attract and retain customers and can adversely affect our business and operations.

      The industry in which we operate is highly competitive. In some instances, we compete against companies with fewer regulatory burdens, easier access to financing, greater personnel resources, greater brand name recognition and longer-established relationships with regulatory authorities and customers.

      Our principal competitor for video services throughout our territory is direct broadcast satellite television services, or DBS. Our principal competitor for data services is digital subscriber line service, or DSL which provides Internet access at speeds much faster than traditional dial-up access.

      Competition from DBS, including intensive marketing efforts and aggressive pricing, has had an adverse impact on our ability to retain customers. Our major DBS competitors continue to offer a greater variety of channel packages than do we. They are especially competitive at the lower end pricing and have been intensively marketing their services. Local telephone companies and electric utilities also are permitted to compete in this area. The subscription television industry also faces competition from free broadcast television and from other communications and entertainment media. Further loss of customers to DBS or other alternative video and data services could have a material negative effect on our business.

      In order to attract new customers, from time to time we may make promotional offers, including offers of temporarily reduced-price or free service. These promotional programs result in significant advertising, programming and operating expenses, and also require us to make capital expenditures to acquire additional digital set-top terminals. Customers who subscribe to our services as a result of these offerings may not remain customers for any significant period of time following the end of the promotional period. In addition, these customers may be less likely to pay us for our services. A failure to retain customers added through promotional offerings or to collect the amounts they owe us could have an adverse effect on our business and financial results.

      With respect to our high-speed data service, we face competition, including intensive marketing efforts and aggressive pricing, from telephone companies and other providers of “dial-up” and DSL. Several telephone companies (which already have telephone lines into the household, an existing customer base and other operational functions in place) and other companies offer DSL service.

      Mergers, joint ventures and alliances among franchised, wireless or private cable operators, satellite television providers, local exchange carriers and others, and the repeal of certain ownership rules may provide additional benefits to some of our competitors, either through access to financing, resources or efficiencies of scale, or the ability to provide multiple services in direct competition with us.

      We cannot assure you that the recent upgrades of our cable systems will allow us to compete effectively. Additionally, as we expand our offerings to include other telecommunications services, and to introduce new and enhanced services, we will be subject to competition from other telecommunications providers. We cannot predict the extent to which competition may affect our business and operations in the future. See “Business — Competition.”

      Charter is currently the subject of certain lawsuits and government investigations, the unfavorable outcome of which could adversely affect our business and financial condition.

      A number of putative federal class action lawsuits have been filed against Charter and certain of its former and present officers and directors alleging violations of securities laws, which have been consolidated for pretrial purposes. In addition, a number of other lawsuits have been filed against Charter in other jurisdictions. A shareholders derivative suit was filed in the U.S. District Court for the Eastern District of Missouri, and several class action lawsuits were filed in Delaware state court against Charter and certain of its directors and officers. Finally, two shareholders derivative suits were filed in Missouri state court against Charter, its then current directors and its former independent auditor; these actions were consolidated during the fourth quarter of 2002. The federal shareholders derivative suit, the Delaware class actions and the consolidated derivative suit each allege that the defendants breached their fiduciary duties.

      In August 2002, Charter became aware of a grand jury investigation being conducted by the U.S. Attorney’s Office for the Eastern District of Missouri into certain of its accounting and reporting practices focusing on how Charter reported customer numbers, and its reporting of amounts received from digital set-top terminal suppliers for advertising. The U.S. Attorney’s Office has publicly stated that Charter is not currently a target of the investigation. Charter has also been advised by the U.S. Attorney’s Office that no member of its board of directors, including its Chief Executive Officer, is a target of the investigation. On July 24, 2003, a federal grand jury charged four former officers of Charter with conspiracy and mail and wire fraud, alleging improper accounting and reporting practices focusing on revenue from digital set-top terminal suppliers and inflated subscriber account numbers. On July 25, 2003, one of the former officers who was indicted entered a guilty plea. Charter has informed us that it is fully cooperating with the investigation.

      On November 4, 2002, Charter received an informal, non-public inquiry from the staff of the Securities and Exchange Commission (the “SEC”). The SEC subsequently issued a formal order of investigation dated January 23, 2003, and subsequent related document and testimony subpoenas. The investigation and subpoenas generally concern Charter’s prior reports with respect to its determination of the number of customers and various of its accounting policies and practices including its capitalization of certain expenses and dealings with certain vendors, including programmers and digital set-top terminal suppliers. Charter has informed us that it is fully cooperating with the SEC Staff. See “Business — Legal Proceedings.”

      Due to the inherent uncertainties of litigation and investigations, Charter cannot predict the ultimate outcome of these proceedings. An unfavorable outcome in the lawsuits or the government investigations described above could have a material adverse effect on our results of operations and financial condition.

      In addition, Charter’s recent financial statement restatement may lead to additional allegations in the pending securities class and shareholders derivative actions against Charter, or to additional claims being filed or to investigations being expanded or commenced. To the extent that the foregoing matters are not covered by insurance, CCO Holdings’ limited liability company agreement and management agreements may require us to indemnify or reimburse Charter and its directors and certain current and former officers in connection with such matters. These proceedings, and Charter’s actions in response to these proceedings, could result in significant costs, substantial potential liabilities and the diversion of management’s attention, and could adversely affect our ability to execute our business and financial strategies.

      We have a history of net losses and expect to continue to experience net losses. Consequently, we may not have the ability to finance future operations.

      We have had a history of net losses and expect to continue to report net losses for the foreseeable future. We expect our net losses to continue as a result of our significant interest costs and depreciation and amortization costs. We reported losses before cumulative effect of accounting change of $1.7 billion for 2000, $1.8 billion for 2001, $4.7 billion for 2002 and $51 million for the nine months ended September 30, 2003. Continued losses would reduce our cash available from operations to service our indebtedness, as well as limit our ability to finance our operations in the future.

      We may not have the ability to pass our increasing programming costs on to our customers, which would adversely affect our cash flow and operating margins.

      Programming has been, and is expected to continue to be, our largest operating expense item. In recent years, the cable industry has experienced a rapid escalation in the cost of programming, particularly sports programming. This escalation may continue, and because of market and competitive factors, we may not be able to pass programming cost increases on to our customers. As measured by programming costs, and excluding premium services (substantially all of which were renegotiated and renewed in 2003), approximately 56% of our current programming contracts are scheduled to expire by the end of 2004, and approximately another 11% by the end of 2005. There can be no assurance that these agreements will be renewed on favorable or comparable terms. The inability to pass programming cost increases on to our customers would have an adverse impact on our cash flow and operating margins.

      If our required capital expenditures exceed our projections, we may not have sufficient funding, which could adversely affect our growth, financial condition and results of operations.

      During 2004, we expect to spend a total of approximately $800 million to $900 million on capital expenditures. The actual amount of our capital expenditures will depend on the level of growth in high-speed data customers and in the delivery of other advanced services, as well as the cost of introducing any new services. We may need additional capital if there is accelerated growth in high-speed data customers or of other advanced services. If we cannot obtain such capital from increases in our cash flow from operating activities, additional borrowings or other sources, our growth, financial condition and results of operations could suffer materially.

      Our inability to respond to technological developments and meet customer demand for new products and services could limit our ability to compete effectively.

      Our business is characterized by rapid technological change and the introduction of new products and services. We cannot assure you that we will be able to fund the capital expenditures necessary to keep pace with unanticipated technological developments, or that we will successfully anticipate the demand of our customers for products and services requiring new technology. Our inability to maintain and expand our upgraded systems and provide advanced services in a timely manner, or to anticipate the demands of the marketplace, could adversely affect our ability to attract and retain customers. Consequently, our growth, financial condition and results of operations could suffer materially.

      We may not be able to carry out our strategy to improve operating results by standardizing and streamlining operations and procedures.

      Over the last several years, we have experienced rapid growth through acquisitions of a number of cable operators and the rapid rebuild and rollout of advanced services. Our future success will depend in part on our ability to standardize and streamline our operations. The failure to implement a consistent corporate culture and management, operating or financial systems or procedures necessary to standardize and streamline our operations and effectively operate our enterprise could have a material adverse effect on our business, results of operations and financial condition.

      The loss of any of our key executives could adversely affect our ability to manage our business.

      Our success is substantially dependent upon the retention and the continued performance of our key executives, including Carl Vogel (President and Chief Executive Officer), Mike Huseby (Executive Vice President and Chief Financial Officer) and Maggie Bellville (Executive Vice President and Chief Operating Officer). The loss of the services of any of our key executives could adversely affect our growth, financial condition and results of operations.

      Malicious and abusive Internet practices could impair our high-speed data services.

      Our high-speed data customers utilize our network to access the Internet and, as a consequence, we or they may become victim to common malicious and abusive Internet activities, such as unsolicited mass advertising (i.e., “spam”) and dissemination of viruses, worms and other destructive or disruptive software. These activities could have adverse consequences on our network and our customers, including degradation of service, excessive call volume to call centers and damage to our or our customers’ equipment and data. Significant incidents could lead to customer dissatisfaction and, ultimately, loss of customers or revenue, in addition to increased costs to us to service our customers and protect our network. Any significant loss of high-speed data customers or revenue or significant increase in costs of serving those customers could adversely affect our growth, financial condition and results of operations.

Risks Related to Mr. Allen’s Controlling Position

      The failure by Mr. Allen to maintain a minimum voting and economic interest in us could trigger a change of control default under our subsidiaries’ credit facilities.

      Our subsidiaries’ credit facilities provide that the failure by Mr. Allen to maintain a 51% direct or indirect voting interest and 25% direct or indirect economic interest in the applicable borrower would result in a change of control default. Such a default could result in the acceleration of repayment of the new notes, borrowings under our subsidiaries’ credit facilities and publicly held debt of our subsidiaries and our parent companies. See “— Risks Related to Significant Indebtedness of us, our subsidiaries and our parent companies  — We may not have the ability to raise the funds necessary to fulfill our obligations under the original and the new notes following a change of control, which would place us in default under the indenture governing the original and the new notes.”

      Mr. Allen may have interests that conflict with your interests.

      Mr. Allen has control of approximately 92.8% of the voting power of the capital stock of our manager, Charter, is entitled to elect all but one of its board members and effectively has the voting power to elect the remaining board member as well. Mr. Allen thus has the ability to control fundamental corporate transactions requiring equity holder approval, including, but not limited to, the election of all of Charter’s directors, approval of merger transactions involving us and the sale of all or substantially all of our assets.

      Mr. Allen is not restricted from investing in, and has invested in, and engaged in, other businesses involving or related to the operation of cable television systems, video programming, high-speed data service, telephony or business and financial transactions conducted through broadband interactivity and Internet services. Mr. Allen may also engage in other businesses that compete or may in the future compete with us.

      Mr. Allen’s control over our management and affairs could create conflicts of interest if he is faced with decisions that could have different implications for him, us and the holders of the new notes. Further, Mr. Allen could effectively cause us to enter into contracts with another entity in which he owns an interest or to decline a transaction into which he (or another entity in which he owns an interest) ultimately enters.

      Current or future agreements between us and either Mr. Allen or his affiliates may not be the result of arm’s-length negotiations. Consequently, such agreements may be less favorable to us than agreements that we could otherwise have entered into with unaffiliated third parties. See “Certain Relationships and Related Party Transactions.”

      We are not permitted to engage in any business activity other than the cable transmission of video, audio and data unless Mr. Allen authorizes us to pursue that particular business activity, which could adversely affect our ability to offer new products and services outside of the cable transmission business and to enter into new businesses, and could adversely affect our growth, financial condition and results of operations.

      Charter’s certificate of incorporation and Charter Communications Holding Company, LLC’s limited liability company agreement provide that Charter and Charter Communications Holding Company, LLC and their subsidiaries, including us and our subsidiaries, cannot engage in any business activity outside the cable transmission business except for specified businesses. This will be the case unless we first offer the opportunity to pursue the particular business activity to Mr. Allen, he decides not to pursue it and he consents to our engaging in the business activity. The cable transmission business means the business of transmitting video, audio (including telephone services), and data over cable television systems owned, operated or managed by us from time to time. These provisions may limit our ability to take advantage of attractive business opportunities. See “Certain Relationships and Related Party Transactions — Transactions Arising Out of Our Organizational Structure and Mr. Allen’s Investment in Charter and Its Subsidiaries — Allocation of Business Opportunities with Mr. Allen.”

      The loss of Mr. Allen’s services could adversely affect our ability to manage our business.

      Mr. Allen is Chairman of Charter’s board of directors and provides strategic guidance and other services to Charter. If Charter were to lose his services, our growth, financial condition and results of operations could be adversely impacted.

Risks Related to Regulatory and Legislative Matters

      Our business is subject to extensive governmental legislation and regulation, which could adversely affect our business by increasing our expenses.

      Regulation of the cable industry affects many aspects of our operations. It has increased cable operators’ administrative and operational expenses and limited our revenues.

      Additionally, many aspects of these regulations are currently the subject of judicial proceedings and administrative or legislative proposals. There are also ongoing efforts to amend or expand the federal, state and local regulation of some of our cable systems, which may compound the regulatory risks we already face. Certain governmental entities are considering new telecommunications taxes that could increase operating expenses.

      Our cable systems are operated under franchises that are subject to non-renewal or termination. The failure to renew a franchise in one or more key markets could adversely affect our business.

      Our cable systems generally operate pursuant to franchises, permits or licenses granted by a municipality or other state or local government controlling the public rights-of-way. Many franchises establish comprehensive facilities and service requirements, as well as specific customer service standards and monetary penalties for non-compliance. In many cases, franchises are terminable if the franchisee fails to comply with significant provisions set forth in the franchise agreement. Franchises are generally granted for fixed terms and must be periodically renewed. Local franchising authorities may resist granting a renewal if either past performance or the prospective operating proposal is considered inadequate. Franchise authorities often demand concessions or other commitments as a condition to renewal. In some instances, franchises have not been renewed at expiration, and we have operated under either temporary operating agreements or without a license while awaiting, preparing for, or actually negotiating renewal terms with the local franchising authorities.

      We cannot assure you that we will be able to comply with all significant provisions of our franchise agreements and certain of our franchisors have from time to time alleged that we have not complied with these agreements. Additionally, although historically we have renewed our franchises without incurring significant costs, we cannot assure you that we will be able to renew, or to renew as favorably, our franchises in the future. A termination of and/or a sustained failure to renew a franchise in one or more key markets could adversely affect our business in the affected geographic area.

      Our cable systems are operated under franchises that are non-exclusive. Accordingly, local franchising authorities can grant additional franchises, resulting in overbuilds, which could adversely affect results of operations.

      Our cable systems are operated under non-exclusive franchises granted by local franchising authorities. Consequently, local franchising authorities can grant additional franchises to competitors in the same geographic area or operate their own cable systems. As a result, competing operators may build systems in areas in which we hold franchises. In some cases, municipal utilities may legally compete with us without obtaining a franchise from the local franchising authority. The existence of more than one cable system operating in the same territory is referred to as an overbuild. These overbuilds could adversely affect our growth, financial condition and results of operations by creating or increasing competition. As of September 30, 2003, we are aware of overbuild situations impacting approximately 5% of our estimated homes passed, and potential overbuild situations in areas servicing approximately 1% of our estimated homes passed. Additional overbuild situations may occur in other systems.

      Local franchise authorities have the ability to impose additional regulatory constraints on our business, which could further increase our expenses.

      In addition to the franchise agreement, cable authorities in some jurisdictions have adopted cable regulatory ordinances that further regulate the operation of cable systems. This additional regulation increases our expenses in operating our business. We cannot assure you that the local franchising authorities will not impose new and more restrictive requirements. Local franchising authorities also have the power to reduce rates and order refunds on the rates charged for basic services.

      Further regulation of the cable industry could cause us to delay or cancel service or programming enhancements or impair our ability to raise rates to cover our increasing costs, resulting in increased losses.

      Currently, rate regulation is strictly limited to the basic service tier and associated equipment and installation activities. However, the Federal Communications Commission (“FCC”) and the U.S. Congress continue to be concerned that cable rate increases are exceeding inflation. It is possible that either the FCC or the U.S. Congress will further restrict the ability of cable system operators to implement rate increases. Should this occur, it would impede our ability to raise our rates. If we are unable to raise our rates in response to increasing costs, our losses would increase.

      Actions by pole owners might subject us to significantly increased pole attachment costs.

      Pole attachments are cable wires that are attached to poles. Cable system attachments to public utility poles historically have been regulated at the federal or state level generally resulting in favorable pole attachment rates for attachments used to provide cable service. The favorable pole attachment rates afforded cable operators under federal law can be gradually increased by utility companies if the operator provides telecommunications services, as well as cable service, over plant attached to utility poles. The FCC clarified that a cable operator’s favorable pole rates are not endangered by the provision of Internet access, and that approach ultimately was upheld by the Supreme Court of the United States. However, on October 6, 2003, the United States Court of Appeals for the Ninth Circuit held Internet access service via cable is not “cable service” but is part “telecommunications service” and part “information service,” which possibly could lead to higher pole attachment rates. Despite the existing regulatory regime, utility pole owners in many areas are attempting to raise pole attachment fees and impose additional costs on cable operators and others. In addition, any significant increased costs could have a material adverse impact on our profitability and discourage system upgrades and the introduction of new products and services.

      We may be required to provide access to our networks to other Internet service providers, which could significantly increase our competition and adversely affect our ability to provide new products and services.

      A number of companies, including telephone companies and Internet service providers, or ISPs, have requested local authorities and the FCC to require cable operators to provide non-discriminatory access to cable’s broadband infrastructure, so that these companies may deliver Internet services directly to customers over cable facilities. Multiple federal district courts have struck down “open-access” requirements imposed by a variety of franchising authorities as unlawful. Each of these decisions struck down the “open-access” requirements on different legal grounds.

      On October 6, 2003, the United States Court of Appeals for the Ninth Circuit issued a decision, from which various parties have sought en banc review, holding that cable modem service is part “telecommunications service” and part “information service.” This decision could result in “open access” requirements being imposed on us.

      We believe that allocating a portion of our bandwidth capacity to other Internet service providers:

•	would impair our ability to use our bandwidth in ways that would generate maximum revenues;

•	would strengthen our Internet service provider competitors by granting them access and lowering their costs to enter into our markets; and

•	may cause us to decide not to upgrade portions of our remaining non-upgraded systems, which would prevent us from introducing new products and services to those systems.

      In addition, if we were required to provide access in this manner, it could have a significant adverse impact on our profitability. This could impact us in many ways, including by:

•	increasing competition;

•	increasing the expenses we incur to maintain our systems; and/or

•	increasing the expense of upgrading and/or expanding our systems.

      Changes in channel carriage regulations could impose significant additional costs on us.

      Cable operators also face significant regulation of their channel carriage. We currently can be required to devote substantial capacity to the carriage of programming that we would not carry voluntarily, including certain local broadcast signals, local public, educational and government access programming, and unaffiliated commercial leased access programming. This carriage burden could increase in the future, particularly if the FCC were to require cable systems to carry both the analog and digital versions of local broadcast signals, including multiple programming services that might be included in a single digital broadcast. The FCC currently is conducting a proceeding in which it is considering this channel usage possibility, although it recently issued a tentative decision against such dual carriage.

      Offering voice communications service may subject us to additional regulatory burdens, causing us to incur additional costs.

      In 2002, we began to offer voice communications services on a limited basis over our broadband network. We continue to explore development and deployment of voice-over-Internet protocol services. The regulatory requirements applicable to voice-over-Internet protocol service are unclear. However, expanding our offering of these services may require us to obtain certain authorizations, including federal, state and local licenses. We may not be able to obtain such authorizations in a timely manner, or at all, and conditions could be imposed upon such licenses or authorizations that may not be favorable to us. Furthermore, telecommunications companies generally are subject to significant regulation, and it may be difficult or costly for us to comply with such regulations, were it to be determined that they applied to voice-over-Internet protocol offerings such as ours. In addition, pole attachment rates are higher for providers of telecommunications services than for providers of cable service. If there were to be a final legal determination by the FCC, a state Public Utility Commission, or appropriate court that voice-over-Internet protocol services are subject to these higher rates, our pole attachment costs could increase significantly, which could adversely affect our financial condition and results of operations.

USE OF PROCEEDS

      This exchange offer is intended to satisfy our obligations under the exchange and registration rights agreement that was executed in connection with the sale of the original notes. We will not receive any proceeds from the exchange offer. You will receive, in exchange for the original notes tendered by you and accepted by us in the exchange offer, new notes in the same principal amount. The original notes surrendered in exchange for the new notes will be retired and will not result in any increase in our outstanding debt. Any tendered-but-unaccepted original notes will be returned to you and will remain outstanding.

CAPITALIZATION

      The following table sets forth as of September 30, 2003, on a consolidated basis:

•	cash and cash equivalents;

•	the actual (historical) capitalization of CCO Holdings; and

•	the capitalization of CCO Holdings, pro forma to reflect:

(1)	the issuance and sale of the original notes; and

(2)	the repayment of approximately $486 million principal amount of bank debt of our subsidiaries with the net proceeds of the sale of the original notes as if these transactions occurred on that date.

      This table should be read in conjunction with the “Unaudited Pro Forma Consolidated Financial Information” included elsewhere in this prospectus.

	As of September 30,
	2003

	Historical	Pro Forma

	(dollars in millions,
	unaudited)
Cash and cash equivalents	$45	$45

Long-Term Debt:
Subsidiary credit facilities(a)	$7,596	$7,110
Renaissance:
10.000% senior discount notes due 2008	116	116
CC V Holdings:
11.875% senior discount notes due 2008	177	177
CCO Holdings:
8 3/4% senior notes due 2013	—	500

Total long-term debt	7,889	7,903

Loan Payable — Parent Company — Senior	37	37

Minority Interest(b)	704	704

Member’s Equity	10,701	10,701

Total Capitalization	$19,331	$19,345

(a)	Amounts outstanding under the credit facilities of our subsidiaries as of September 30, 2003 were as follows (in millions):

Historical

Charter Operating	$4,483
CC VI	880
Falcon Cable	1,133
CC VIII Operating	1,100

Total subsidiary credit facilities	$7,596

Unused total potential availability under the credit facilities of our subsidiaries was $1.4 billion as of September 30, 2003, although the actual unused availability at that time was $735 million (and would have been approximately $1.2 billion, after giving effect to the issuance and sale of the original notes and the application of the net proceeds therefrom) because of limits imposed by covenant restrictions.

(b)	Minority interest consists of preferred membership units in CC VIII, LLC, an indirect subsidiary of Charter Holdings, indirectly held by Paul G. Allen as a result of the exercise of put rights in connection with the Bresnan transaction. An issue has arisen as to whether the documentation for the Bresnan transaction was correct and complete with regard to the ultimate ownership of the CC VIII, LLC membership interests following consummation of the Bresnan put transaction. See “Certain Relationships and Related Party Transactions — Transactions Arising Out of Our Organizational Structure and Mr. Allen’s Investment in Charter and Its Subsidiaries — Equity Put Rights — CC VIII.” Minority interest also includes $25 million of preferred interest in Charter Helicon, LLC issued in connection with the Helicon acquisition in 1999.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

      In June 2003, CCO Holdings was formed. CCO Holdings is a holding company whose primary assets are equity interests in our cable operating subsidiaries. Charter Holdings entered into a series of transactions and contributions which had the effect of (i) creating CCO Holdings, CCO Holdings Capital, CCH II, our direct parent, and CCH I, LLC; and (ii) combining and contributing all of Charter Holdings’ interest in cable operations not previously owned by Charter Communications Operating, LLC to Charter Communications Operating, LLC. These transactions were accounted for as a reorganization of entities under common control. Accordingly, the financial information for CCO Holdings combines the historical financial condition, cash flows and results of operations of Charter Communications Operating, LLC, and the operations of subsidiaries contributed by Charter Holdings for all periods presented.

      The following table presents summary financial and other data for CCO Holdings and its subsidiaries and has been derived from (i) the audited consolidated financial statements of CCO Holdings and its subsidiaries for the three years ended December 31, 2002, (ii) the unaudited consolidated financial statements of CCO Holdings and its subsidiaries for the year ended December 31, 1999 and for the periods January 1, 1998 through December 23, 1998 and from December 24, 1998 through December 31, 1998, and (iii) the unaudited consolidated financial statements of CCH II and its subsidiaries for the nine months ended September 30, 2003 and 2002. The consolidated financial statements of CCO Holdings and its subsidiaries for each of the years ended December 31, 2000, 2001 and 2002 have been audited by KPMG LLP, independent auditors. The following information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and related notes included elsewhere in this prospectus.

							Nine Months
							Ended
	01/01/1998	12/24/1998	Year Ended December 31,				September 30,
	Through	Through
	12/23/1998(a)	12/31/1998(a)	1999	2000	2001	2002	2002	2003

	(dollars in millions)						(unaudited)
Statement of Operations Data:
Revenues	$50	$14	$1,428	$3,141	$3,807	$4,566	$3,377	$3,602

Costs and Expenses:
Operating (excluding depreciation and amortization)	26	7	461	1,187	1,486	1,807	1,330	1,457
Selling, general and administrative	6	1	329	606	826	963	708	702
Depreciation and amortization	17	8	745	2,387	2,693	1,439	1,061	1,118
Impairment of franchises	—	—	—	—	—	4,638	—	—
Option compensation expense, net	—	1	80	38	(5)	5	4	1
Special charges, net	—	—	—	—	18	36	1	18

	49	17	1,615	4,218	5,018	8,888	3,104	3,296

Income (loss) from operations	1	(3)	(187)	(1,077)	(1,211)	(4,322)	273	306
Interest expense, net	(17)	(2)	(243)	(644)	(525)	(512)	(375)	(376)
Gain (loss) on derivative instruments and hedging activities, net	—	—	—	—	(50)	(115)	(106)	35
Other, net	(1)	—	(8)	(6)	(52)	3	(4)	(2)

Loss before minority interest, income taxes and cumulative effect of accounting change	(17)	(5)	(438)	(1,727)	(1,838)	(4,946)	(212)	(37)
Minority interest	—	—	—	(13)	(16)	(16)	(11)	(11)

Loss before income taxes and cumulative effect of accounting change	(17)	(5)	(438)	(1,740)	(1,854)	(4,962)	(223)	(48)
Income tax benefit (expense)	—	—	(1)	24	27	216	27	(3)

Loss before cumulative effect of accounting change	(17)	(5)	(439)	(1,716)	(1,827)	(4,746)	(196)	(51)
Cumulative effect of accounting change	—	—	—	—	(24)	(540)	(540)	—

Net loss	$(17)	$(5)	$(439)	$(1,716)	$(1,851)	$(5,286)	$(736)	$(51)

Other Data:
Deficiencies of earnings to cover fixed charges(b)	$17	$5	$430	$1,727	$1,838	$4,946	$212	$37

						As of
	As of December 31,					September 30,

	1998	1999	2000	2001	2002	2002	2003

	(dollars in millions)					(unaudited)
Balance Sheet Data (end of period):
Cash and cash equivalents	$10	$114	$122	$—	$310	$504	$45
Total assets	4,336	18,939	24,235	26,091	21,984	26,004	21,084
Long-term debt	2,002	8,936	7,531	6,961	8,066	7,934	7,889
Loan payable-parent company	—	—	446	366	133	656	37
Minority interest(c)	—	25	666	680	693	690	704
Members’ equity	1	8,048	13,493	15,940	11,040	15,362	10,701

(a)	Prior to the acquisition of the Charter companies by Mr. Allen on December 23, 1998, the cable systems operated under the Charter Communications name were operated under three groups of companies which were managed by Charter Investment and in which Charter Investment had an ownership interest. One of these groups, Charter Communications Properties Holdings, LLC (“CCPH”), was wholly owned by Charter Investment. Subsequent to Mr. Allen’s acquisition, these three groups of companies were contributed to Charter Communications Operating, LLC, a wholly owned subsidiary of CCO Holdings. The contribution of CCPH was accounted for as a reorganization under common control. Accordingly, our results of operations for 1998 prior to and including December 23, 1998 include the accounts of CCPH. The contributions of the operating companies that formerly comprised the other two groups were accounted for in accordance with purchase accounting. Accordingly, our results of operations for periods after December 23, 1998 include the accounts of CCPH and the other two groups contributed to Charter Communications Operating, LLC.

(b)	Earnings include net loss plus fixed charges. Fixed charges consist of interest expense and an estimated interest component of rent expense.

(c)	Minority interest consists of preferred membership units in CC VIII, LLC, an indirect subsidiary of Charter Holdings, indirectly held by Paul G. Allen as a result of the exercise of put rights originally granted in connection with the Bresnan transaction in 2000. An issue has arisen as to whether the documentation for the Bresnan transaction was correct and complete with regard to the ultimate ownership of the CC VIII, LLC membership interests following consummation of the Bresnan put transaction. See “Certain Relationships and Related Party Transactions — Transactions Arising Out of Our Organizational Structure and Mr. Allen’s Investment in Charter and Its Subsidiaries — Equity Put Rights — CC VIII.” Minority interest also includes $25 million of preferred interest in Charter Helicon, LLC issued in connection with the Helicon acquisition in 1999.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      Reference is made to the “Risk Factors” section above for a discussion of important factors that could cause actual results to differ from expectations and forward-looking statements contained herein. In addition, the following discussion should be read in conjunction with the audited consolidated financial statements of CCO Holdings and subsidiaries as of and for the years ended December 31, 2002, 2001 and 2000 and the unaudited consolidated financial statements of CCO Holdings and subsidiaries as of and for the nine months ended September 30, 2003 and 2002 contained herein.

      CCO Holdings is a holding company whose primary assets are equity interests in our cable operating subsidiaries. CCO Holdings was formed in June 2003 and is a wholly owned subsidiary of CCH II, which is a wholly owned subsidiary of CCH I, which in turn is a wholly owned subsidiary of Charter Holdings. Charter Holdings is a wholly owned subsidiary of Charter Communications Holding Company, LLC, which is a subsidiary of Charter. See “Summary — Organizational Structure.”

      CCO Holdings is the sole owner of Charter Communications Operating, LLC (“Charter Operating”). In June and July 2003, Charter Holdings entered into a series of transactions and contributions which had the effect of (i) creating CCO Holdings, CCO Holdings Capital, CCH II, and CCH I and (ii) combining and contributing all of Charter Holdings’ interest in cable operations not previously owned by Charter Operating to Charter Operating. This transaction was accounted for as a reorganization of entities under common control. Accordingly, the historical financial condition and results of operations of CCO Holdings combine the historical financial condition and results of operations of Charter Operating, and the operations of subsidiaries contributed by Charter Holdings, for all periods presented.

Introduction

      We have a history of net losses. Further, we expect to continue to report net losses in the foreseeable future. Our net losses are principally attributable to the significant interest costs we incur because of our high level of debt, the significant depreciation expenses that we incur resulting from the extensive capital investments we have made in our cable properties, and the amortization and impairment of our franchise intangibles. We expect these expenses (other than impairment of franchises) will remain significant, and therefore we expect to continue to report net losses for the foreseeable future. During the years 1999 through 2001, we grew significantly, principally through acquisitions of other cable businesses financed by debt and, to a lesser extent, equity. We do not anticipate that we will engage in significant merger or acquisition activity for the foreseeable future, and we therefore do not believe that our historical growth rates are accurate indicators of future growth.

      Historically, our ability to conduct operations has been dependent on our continued access to credit under our subsidiaries’ credit facilities. While our use of cash has changed over time such that the substantial majority of our cash now comes from cash flows from operations, we expect we will continue to borrow under our subsidiaries’ credit facilities from time to time to fund cash needs. The occurrence of an event of default under our subsidiaries’ credit facilities could result in borrowings from these facilities being unavailable to us and could, in the event of a payment default or acceleration, also trigger events of default under the new notes and our subsidiaries’ and parents’ outstanding public notes and would have a material adverse effect on us. In addition, approximately $108 million of our financing matured during the fourth quarter of 2003, which we funded through availability under our subsidiaries’ credit facilities.

Acquisitions

      The following table sets forth information regarding our significant acquisitions from January 1, 2000 through September 30, 2003:

		Purchase Price (Dollars in Millions)

				Securities
	Acquisition	Cash	Assumed	Issued/Other		Total		Acquired
	Date	Paid	Debt	Consideration		Price		Customers

Bresnan	2/00	$1,100	$963	$1,014	(a)	$3,077		695,800
Capital Cable	4/00	60	—	—		60		23,200
Farmington	4/00	15	—	—		15		5,700
Kalamazoo	9/00	—	—	171	(b)	171		50,700

Total 2000 Acquisitions		1,175	963	1,185		3,323		775,400

AT&T Systems	6/01	1,711	—	25	(c)	1,736	(c)	551,100
Cable USA	8/01	45	—	55	(d)	100		30,600

Total 2001 Acquisitions		1,756	—	80		1,836		581,700

High Speed Access Corp.	2/02	78	—	—		78		N/A
Enstar Limited Partnership Systems	4/02	48	—	—		48		21,600
Enstar Income Program II-1, L.P.	9/02	15	—	—		15		6,400

Total 2002 Acquisitions		141	—	—		141		28,000

Total 2000-2003 Acquisitions		$3,072	$963	$1,265		$5,300		1,385,100

(a)	Comprised of $384 million in equity in Charter Communications Holding Company and $630 million of preferred limited liability company membership interests in CC VIII, LLC. An issue has arisen regarding the ultimate ownership of such CC VIII, LLC membership interests following Mr. Allen’s acquisition of those interests on June 6, 2003. See “Certain Relationships and Related Party Transactions — Transactions Arising Out of Our Organizational Structure and Mr. Allen’s Investment in Charter and Its Subsidiaries — Equity Put Rights — CC VIII.”

(b)	In connection with this transaction, Charter acquired all of the outstanding stock of Cablevision of Michigan in exchange for 11,173,376 shares of Charter Class A common stock.

(c)	Comprised of $1.7 billion, as adjusted, in cash and a cable system located in Florida valued at $25 million, as adjusted post-closing.

(d)	In connection with this transaction, at the closing Charter and Charter Communications Holding Company, LLC acquired all of the outstanding stock of Cable USA and the assets of related affiliates in exchange for cash and 505,664 shares of Charter Series A convertible redeemable preferred stock. In the first quarter of 2003, an additional $0.34 million in cash was paid and 39,595 additional shares of Charter Series A convertible redeemable preferred stock were issued to certain sellers.

      All acquisitions were accounted for under the purchase method of accounting and results of operations were included in Charter Holdings’ consolidated financial statements from their respective dates of acquisition.

      On February 28, 2002, CC Systems LLC, then a subsidiary of Charter Communications Holding Company, LLC and now our indirect subsidiary, purchased from High Speed Access Corp. the contracts and associated assets, and assumed related liabilities, that serve our data services customers, including a customer contact center, a network operations center and provisioning software. At the closing, CC Systems paid $78 million to High Speed Access and delivered to High Speed Access 37,000 shares of High Speed Access Series D convertible preferred stock and all of the warrants to buy High Speed Access common stock owned by Charter Communications Holding Company, LLC, and High Speed Access purchased 38,000 shares of its Series D Preferred Stock from Vulcan Ventures Incorporated, an entity 100% owned by Mr. Allen, for $8 million. Concurrently with the closing of the transaction, all of the agreements between our subsidiaries and High Speed Access Corp. (other than a license agreement entered into in connection with the asset purchase), namely, the programming content agreement, the services agreement, the systems access agreement, the 1998 network services agreement and the May 2000 network services agreement, were terminated. Charter Communications Holding Company, LLC obtained a fairness opinion from a qualified investment banking firm regarding the valuation of the assets purchased by CC Systems pursuant to the asset purchase agreement. Concurrently with the closing of the asset purchase transaction, High Speed Access Corp. purchased all of its common stock held by Vulcan Ventures Incorporated for $4 million. Following the closing of the asset purchase, neither we nor any of our subsidiaries nor Vulcan Ventures Incorporated beneficially owned any equity securities of High Speed Access. See “Certain Relationships and Related Party Transactions — Third Party Business Relationships in which Mr. Allen has an Interest.” The acquisition was funded primarily from borrowings under the credit facilities of our subsidiaries.

      In April 2002, we purchased cable systems in Illinois serving in the aggregate approximately 21,600 customers, for a total cash purchase price of $48 million. In September 2002, we purchased additional Illinois cable television systems, serving approximately 6,400 customers, for a cash purchase price of $15 million. Enstar Communications Corporation, a direct subsidiary of Charter Communications Holding Company, LLC, is a general partner of the limited partnerships that sold these systems to us, but does not exercise control over these partnerships. The acquisition was funded primarily from borrowings under the credit facilities of our subsidiaries.

      We have no current plans to pursue any significant acquisitions and do not believe that we have access to the capital markets to make such acquisitions. However, we will continue to evaluate opportunities to consolidate our operations geographically through the sale of, or exchange of like-kind assets with, other cable operators as such opportunities arise, and on a very limited basis, consider strategic new acquisitions. Our primary criteria in considering these opportunities are the rationalization of our operations into geographic clusters and the potential financial benefits we expect to ultimately realize as a result of the sale, swap, or acquisition. In addition, we continue to evaluate opportunities to sell certain assets from time to time.

Overview of Operations

      Approximately 86% and 84% of our revenues for the nine months ended September 30, 2003 and the year ended December 31, 2002, respectively, are attributable to monthly subscription fees charged to customers for our video, high-speed data and commercial services provided by our cable systems. Generally, these customer subscriptions may be discontinued by the customer at any time. The remaining 14% and 16%, respectively, of revenue is derived primarily from installation and reconnection fees charged to customers to commence or reinstate service, pay-per-view and video on demand programming where users are charged a fee for individual programs viewed, advertising revenues, commissions related to the sale of merchandise by home shopping services and franchise fee revenues, which are collected by us but then paid to local franchising authorities. We have generated increased revenues during the past three years, primarily through the sale of digital video and high-speed data services to new and existing customers, price increases on video services and customer growth from acquisitions. Going forward, our strategy is to grow revenues and improve margins by seeking to reverse past analog video customer losses and increase revenues per customer through limited price increases on certain services and packages as well as the sale of high-speed data services, digital video services and advanced products and services such as digital video recorders, high-definition television and telephony using voice-over Internet protocol to our existing customer base and to commercial customers. This will be impacted by our ability to compete against companies with often fewer regulatory burdens, easier access to financing, greater personnel resources, greater brand name recognition and long-established relationships with regulatory authorities and customers. See “Business — Competition” for more details. Additionally, controlling our cost of operations is critical, particularly cable programming costs, which have historically increased at rates in excess of inflation and are expected to continue to increase. See “Business — Programming” for more details.

      Our expenses primarily consist of operating costs, selling, general and administrative expenses, depreciation and amortization expense and interest expense. Operating costs primarily include programming costs, the cost of our workforce, cable service related expenses, advertising sales costs, franchise fees and expenses related to customer billings. Our negative operating margins increased from 32% for the year ended December 31, 2001 to 95% for the year ended December 31, 2002, principally due to the recognition of a $4.6 billion franchise impairment charge in the fourth quarter of 2002 coupled with depreciation associated with our capital expenditures related to the construction and upgrading of our systems, partially offset by a decrease in amortization expense as a result of the adoption of SFAS No. 142, which eliminated the amortization of franchises determined to have an indefinite life. Excluding depreciation and amortization and impairment of franchises, our operating margins decreased from 39% for the year ended December 31, 2001 to 38% for the year ended December 31, 2002 primarily as a result of programming costs increasing at a higher rate than revenues. Our negative operating margins decreased from 34% for the year ended December 31, 2000 to 32% for the year ended December 31, 2001 primarily as a result of increased revenue due to increases in the number of digital video and high-speed data customers. Excluding depreciation and amortization, our operating margins decreased from 42% for the year ended December 31, 2000 to 39% for the year ended December 31, 2001 primarily as a result of increases in selling, general and administrative costs. For the year ended December 31, 2002, our loss from operations was $4.3 billion. Excluding franchise impairment charges, we generated income from operations of $316 million for the year ended December 31, 2002. We do not expect charges for impairment in the future of comparable magnitude to the fourth quarter 2002 impairment charge. Loss from operations increased $134 million from $1.1 billion for the year ended December 31, 2000 to $1.2 billion for the year ended December 31, 2001. For the nine months ended September 30, 2003, our income from operations increased to $306 million from $273 million for the nine months ended September 30, 2002, primarily as a result of increases in revenues.

      We have had a history of net losses. Further, we expect to continue to report net losses for the foreseeable future. Net loss was $51 million, $736 million, $5.3 billion, $1.9 billion and $1.7 billion for the nine months ended September 30, 2003 and 2002 and for the years ended December 31, 2002, 2001 and 2000, respectively. The principal reasons for our prior net losses include our depreciation and amortization expenses, impairment charges on franchises and interest costs on borrowed money, which increased in the aggregate by a total of $58 million for the nine months ended September 30, 2003 as compared to the nine months ended September 30, 2002, and by $3.4 billion for the year ended December 31, 2002, as compared to December 31, 2001, and $187 million for the year ended December 31, 2001, as compared to December 31, 2000. Continued net losses could have a material adverse impact on our ability to access necessary capital, including under our existing credit facilities. See “— Liquidity and Capital Resources” for greater detail.

Critical Accounting Policies and Estimates

      Certain of our accounting policies require our management to make difficult, subjective or complex judgments. Management has discussed these policies with the Audit Committee of Charter’s board of directors and the Audit Committee has reviewed the following disclosure. We consider the following policies to be the most critical in understanding the estimates, assumptions and judgments that are involved in preparing our financial statements and the uncertainties that could affect our results of operations, financial condition and cash flows:

•	Capitalization of labor and overhead costs;

•	Useful lives of property, plant and equipment;

•	Impairment of property, plant, and equipment, franchises, and goodwill;

•	Income taxes; and

•	Litigation.

      In addition, there are other items within our financial statements that require estimates or judgment but are not deemed critical, but changes in judgment, or estimates in these other items could also have a material impact on our financial statements.

Capitalization of labor and overhead costs

      The cable industry is capital intensive, and a large portion of our resources are spent on capital activities associated with extending, rebuilding and upgrading our cable network. As of September 30, 2003 and December 31, 2002 and 2001, the net carrying amount of our property, plant and equipment (consisting primarily of cable network assets) was approximately $6.9 billion (representing 33% of total assets), $7.5 billion (representing 34% of total assets) and $6.7 billion (representing 26% of total assets), respectively. Total capital expenditures for the nine months ended September 30, 2003 and the years ended December 31, 2002, 2001 and 2000 (including capital items that had been received but for which payment had not been made) were approximately $481 million, $2.1 billion, $2.8 billion and $2.3 billion, respectively.

      Costs associated with network construction, initial customer installations, installation refurbishments and the addition of network equipment necessary to enable advanced services are capitalized. Costs capitalized as part of initial customer installations include materials, direct labor, and certain indirect costs. These indirect costs are associated with the activities of personnel who assist in connecting and activating the new service and consist of compensation and overhead costs associated with these support functions. The costs of disconnecting service at a customer’s dwelling or reconnecting service to a previously installed dwelling are charged to operating expense in the period incurred. Costs for repairs and maintenance are charged to operating expense as incurred, while equipment replacement and betterments, including replacement of cable drops from the pole to the dwelling, are capitalized.

      Direct labor costs directly associated with capital projects are capitalized. We capitalize direct labor costs associated with personnel based upon the specific time devoted to network construction and customer installation activities. Capitalizable activities performed in connection with customer installations include:

•	Scheduling a “truck roll” to the customer’s dwelling for service connection;

•	Verification of serviceability to the customer’s dwelling (i.e., determining whether the customer’s dwelling is capable of receiving service by our cable network and/or receiving advanced or data services);

•	Customer premise activities performed by in-house field technicians and third-party contractors in connection with customer installations, installation of network equipment in connection with the installation of expanded services and equipment replacement and betterment; and

•	Verifying the integrity of the customer’s network connection by initiating test signals downstream from the headend to the customer’s digital set-top terminal.

      We capitalized internal direct labor costs of $71 million, $173 million, $171 million and $111 million, for the nine months ended September 30, 2003 and the years ended December 31, 2002, 2001 and 2000, respectively.

      Judgment is required to determine the extent to which indirect costs (“overhead”) are incurred as a result of specific capital activities, and therefore should be capitalized. We capitalize overhead based upon using an overhead rate applied to the amount of direct labor capitalized. We have established the overhead rates based on an analysis of the nature of costs incurred in support of capitalizable activities and a determination of the portion of costs that is directly attributable to capitalizable activities. The primary costs that are included in the determination of the overhead rate are (i) employee benefits and payroll taxes associated with capitalized direct labor, (ii) direct variable costs associated with capitalizable activities, consisting primarily of installation and construction vehicle costs, (iii) the cost of support personnel, such as dispatch, that directly assist with capitalizable installation activities, and (iv) indirect costs directly attributable to capitalizable activities.

      While we believe our existing capitalization policies are appropriate, a significant change in the nature or extent of our system activities could affect management’s judgment about the extent to which we should capitalize direct labor or overhead in the future. We monitor the appropriateness of our capitalization policies, and perform updates to our internal overhead study on a periodic basis to determine whether facts or circumstances warrant a change to our capitalization policies. We capitalized overhead of $65 million, $162 million, $134 million and $86 million, respectively, for the nine months ended September 30, 2003 and the years ended December 31, 2002, 2001 and 2000.

Useful lives of property, plant and equipment

      We evaluate the appropriateness of estimated useful lives assigned to our property, plant and equipment, and revise such lives to the extent warranted by changing facts and circumstances. Beginning in January 2000, we commenced a significant initiative to rebuild and upgrade portions of our cable network. We reduced the useful lives of certain assets with a book value of $1.1 billion in 2000 and an additional $125 million in 2001. These assets were expected to be replaced and retired through that process in approximately one to three years, representing management’s best estimate of the expected pattern of the retirement from service of such assets. A significant change in assumptions about the extent or timing of future asset usage or retirements could materially affect future depreciation expense.

      Depreciation expense related to property, plant and equipment totaled $1.1 billion, $1.4 billion, $1.2 billion and $1.0 billion, representing approximately 33%, 16%, 24% and 25% of costs and expenses, for the nine months ended September 30, 2003 and the years ended December 31, 2002, 2001 and 2000, respectively. Of these amounts, approximately $0, $183 million, $352 million and $674 million, respectively, relates to network assets which were replaced and retired over the three-year period of the rebuild initiative. Depreciation is recorded using the straight-line method over management’s estimate of the estimated useful lives of the related assets as follows:

Cable distribution systems	7-15 years
Customer equipment and installations	3-5 years
Vehicles and equipment	1-5 years
Buildings and leasehold improvements	5-15 years
Furniture and fixtures	5 years

Impairment of property, plant and equipment, franchises and goodwill

      As discussed above, the net carrying value of our property, plant and equipment is significant. We also have recorded a significant amount of cost related to franchises, pursuant to which we are granted the right to operate our cable distribution network throughout our service areas. The net carrying value of franchises as of September 30, 2003 and December 31, 2002 and 2001 was approximately $13.7 billion (representing 65% of total assets), $13.7 billion (representing 62% of total assets) and $18.9 billion (representing 72% of total assets), respectively. Furthermore, we recorded approximately $54 million of goodwill as a result of the acquisition of High Speed Access in February 2002.

      We adopted SFAS No. 142 “Goodwill and Other Intangible Assets” on January 1, 2002. SFAS No. 142 requires that franchise intangible assets that meet the indefinite life criteria no longer be amortized against earnings but instead must be tested for impairment annually or more frequently as warranted by events or changes in circumstances. In determining whether our franchises have an indefinite life, we considered the exclusivity of the franchise, the expected costs of franchise renewals, and the technological state of the associated cable systems with a view to whether or not we are in compliance with any technology upgrading requirements. We have concluded that as of January 1, 2002 and December 31, 2002 more than 99% of our franchises qualify for indefinite life treatment under SFAS No. 142, and that less than one percent of our franchises do not qualify for indefinite-life treatment due to technological or operational factors that limit their lives. Costs of finite-lived franchises, along with costs associated with franchise renewals, will be amortized on a straight-line basis over 10 years, which represents management’s best estimate of the average remaining useful lives of such franchises. Prior to the adoption of SFAS No. 142, our franchises were amortized over an average useful life of 15 years. Franchise amortization expense related to franchises not qualifying for indefinite life treatment totaled $6 million and $9 million, respectively, for the nine months ended September 30, 2003 and the year ended December 31, 2002. Franchise amortization expense was $1.5 billion and $1.3 billion, representing approximately 29% and 32% of costs and expenses, for each of the years ended December 31, 2001 and 2000, respectively. We expect amortization expense on franchise assets will be approximately $9 million annually based on our current franchise agreements and anticipated upgrade plans. Actual amortization expense to be reported in future periods could differ from these estimates as a result of new intangible asset acquisitions, changes in useful lives and other relevant factors. Our goodwill is also deemed to have an indefinite life under SFAS No. 142.

      SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets,” requires that we evaluate the recoverability of our property, plant and equipment and franchise assets which did not qualify for indefinite life treatment under SFAS No. 142 upon the occurrence of events or changes in circumstances which indicate that the carrying amount of an asset may not be recoverable. Such events or changes in circumstances could include such factors as changes in technological advances, fluctuations in the fair value of such assets, adverse changes in relationships with local franchise authorities, adverse changes in market conditions or poor operating results. Under SFAS No. 144, a long-lived asset is deemed impaired when the carrying amount of the asset exceeds the projected undiscounted future cash flows associated with the asset. Furthermore, we were required to evaluate the recoverability of our indefinite life franchises, as well as goodwill, as of January 1, 2002 upon adoption of SFAS No. 142, and on an annual basis or more frequently as deemed necessary.

      Under both SFAS No. 144 and SFAS No. 142, if an asset is determined to be impaired, it is required to be written down to its estimated fair market value. We determine fair market value based on estimated discounted future cash flows, using reasonable and appropriate assumptions that are consistent with internal forecasts. Our assumptions include these and other factors: penetration rates for analog and digital video and high-speed data, revenue growth rates, expected operating margins and capital expenditures. Considerable management judgment is necessary to estimate future cash flows, and such estimates include inherent uncertainties, including those relating to the timing and amount of future cash flows and the discount rate used in the calculation. We utilize an independent third-party appraiser with expertise in the cable industry to assist in the determination of the fair value of intangible assets.

      During the first quarter of 2002, we had an independent appraiser perform valuations of our franchises as of January 1, 2002. Based on the guidance prescribed in Emerging Issues Task Force (“EITF”) Issue No. 02-7, Unit of Accounting for Testing of Impairment of Indefinite-Lived Intangible Assets, franchises were aggregated into essentially inseparable asset groups to conduct the valuations. The asset groups generally represent geographic clusters of our cable systems, which management believes represent the highest and best use of those assets. We determined that our franchises were impaired and as a result recorded the cumulative effect of a change in accounting principle of $540 million (net of tax effects of $32 million). This adjustment has been reflected in the year ended December 31, 2002 financial statements. As required by SFAS No. 142, the standard has not been retroactively applied to results for the period prior to adoption.

      We performed our annual impairment assessment as of October 1, 2002 using an independent third-party appraiser and following the guidance of EITF Issue 02-17, Recognition of Customer Relationship Intangible Assets Acquired in a Business Combination, which was issued in October 2002 and requires the consideration of assumptions that marketplace participants would consider, such as expectations of future contract renewals and other benefits related to the intangible asset. Revised estimates of future cash flows and the use of a lower projected long-term growth rate in our valuation led to recognition of a $4.6 billion impairment charge in the fourth quarter of 2002.

      The independent third party appraiser’s valuation as of October 1, 2002, yielded a total enterprise value of approximately $25 billion, which included $3 billion assigned to customer relationships. SFAS No. 142 does not permit the recognition of customer relationship assets not previously recognized. Accordingly, the impairment included approximately $373 million and $2.9 billion, before tax effects, attributable to customer relationship values as of January 1, 2002 and October 1, 2002, respectively.

      This valuation involves numerous assumptions as noted above. While the current economic conditions indicate the combination of assumptions utilized in the appraisal is reasonable, as market conditions change so will the assumptions with a resulting impact on the valuation. A 10% increase in fair value of the enterprise would have decreased the impairment charge by approximately $1.6 billion, while a 10% decrease in the fair value of the enterprise would have increased the impairment charge by approximately $2.0 billion.

Income Taxes

      All operations of Charter are held through Charter Communications Holding Company, LLC and its direct and indirect subsidiaries. Charter Communications Holding Company, LLC and the majority of its subsidiaries are not subject to income tax. However, certain of these subsidiaries are corporations and are subject to income tax. All of the taxable income, gains, losses, deductions and credits of Charter Communications Holding Company, LLC are passed through to its members: Charter, Charter Investment, Inc., and Vulcan Cable III, Inc. Charter is responsible for its share of taxable income or loss of Charter Communications Holding Company, LLC allocated to it in accordance with the Charter Communications Holding Company, LLC limited liability company agreement (the “LLC Agreement”) and partnership tax rules and regulations.

      The LLC Agreement provides for certain special allocations of net tax profits and net tax losses (such net tax profits and net tax losses being determined under the applicable federal income tax rules for determining capital accounts). Pursuant to the LLC Agreement, through the end of 2003, net tax losses of Charter Communications Holding Company, LLC that would otherwise have been allocated to Charter based generally on its percentage ownership of outstanding common units were allocated instead to the membership units held by Vulcan Cable III, Inc. and Charter Investment, Inc. (the “Special Loss Allocations”) to the extent of their respective capital account balances. After 2003, pursuant to the LLC Agreement, net tax losses of Charter Communications Holding Company, LLC are to be allocated to Charter, Vulcan Cable III, Inc. and Charter Investment, Inc. based generally on their respective percentage ownership of outstanding common units to the extent of their respective capital account balances. The LLC Agreement further provides that, beginning at the time Charter Communications Holding Company, LLC first generates net tax profits, the net tax profits that would otherwise have been allocated to Charter based generally on its percentage ownership of outstanding common membership units will instead generally be allocated to Vulcan Cable III, Inc. and Charter Investment, Inc. (the “Special Profit Allocations”). The Special Profit Allocations to Vulcan Cable III, Inc. and Charter Investment, Inc. will generally continue until the cumulative amount of the Special Profit Allocations offsets the cumulative amount of the Special Loss Allocations. The LLC Agreement generally provides that any additional net tax profits are to be allocated among the members of Charter Communications Holding Company, LLC based generally on their respective percentage ownership of Charter Communications Holding Company, LLC membership units. The cumulative amount of the actual income tax losses allocated to Vulcan Cable

III, Inc. and Charter Investment, Inc. as a result of the Special Loss Allocations through the period ended December 31, 2002 is approximately $3.3 billion.

      Because the respective capital account balance of each of Vulcan Cable III, Inc. and Charter Investment, Inc. was reduced to zero by December 31, 2002, certain net tax losses of Charter Communications Holdings Company, LLC that were to be allocated for 2002, 2003 (subject to resolution of the issue described in “Certain Relationships and Related Party Transactions — Transaction Arising Out of Our Organizational Structure and Mr. Allen’s Investment in Charter and Its Subsidiaries — Equity Put Rights — CC VIII”), and possibly later years to Vulcan Cable III, Inc. and Charter Investment, Inc. will instead be allocated to Charter (the “Regulatory Allocations”). The LLC Agreement further provides that, to the extent possible, the effect of the Regulatory Allocations is to be offset over time pursuant to certain curative allocation provisions (the “Curative Allocation Provisions”) so that, after certain offsetting adjustments are made, each member’s capital account balance is equal to the capital account balance such member would have had if the Regulatory Allocations had not been part of the LLC Agreement.

      In certain situations, the Special Loss Allocations, Special Profit Allocations, Regulatory Allocations and Curative Allocation Provisions described above could result in Charter paying taxes in an amount that is more or less than if Charter Communications Holding Company, LLC had allocated net tax profits and net tax losses among its members based generally on the number of common membership units owned by such members. This could occur due to differences in (i) the character of the allocated income (e.g., ordinary versus capital), (ii) the allocated amount and timing of tax depreciation and tax amortization expense due to the application of section 704(c) under the Internal Revenue Code, (iii) the potential interaction between the Special Profit Allocations and the Curative Allocation Provisions, (iv) the amount and timing of alternative minimum taxes paid by Charter, (v) the apportionment of the allocated income or loss among the states in which Charter Communications Holding Company, LLC does business, and (vi) future federal and state tax laws. Further, in the event of new capital contributions to Charter Communications Holding Company, LLC, it is possible that the tax effects of the Special Profit Allocations, Special Loss Allocations, Regulatory Allocations and Curative Allocation Provisions will change significantly pursuant to the provisions of the income tax regulations. Such change could defer the actual tax benefits to be derived by Charter with respect to the net tax losses allocated to it or accelerate the actual taxable income to Charter with respect to the net tax profits allocated to it. As a result, it is possible under certain circumstances that Charter could receive future allocations of taxable income in excess of its currently allocated tax deductions and available tax loss carryforwards.

      In addition to the aforementioned reasons, under their exchange agreement with Charter, Vulcan Cable III, Inc. and Charter Investment, Inc. may exchange some or all of their membership units in Charter Communications Holding Company, LLC for Charter’s Class B common stock, be merged with Charter, or be acquired by Charter in a non-taxable reorganization. If such an exchange were to take place prior to the date that the Special Profit Allocation provisions had fully offset the Special Loss Allocations, Vulcan Cable III, Inc. and Charter Investment, Inc. could elect to cause Charter Communications Holding Company, LLC to make the remaining Special Profit Allocations to Vulcan Cable III, Inc. and Charter Investment, Inc. immediately prior to the consummation of the exchange. In the event Vulcan Cable III, Inc. and Charter Investment, Inc. choose not to make such election or to the extent such allocations are not possible, Charter would then be allocated tax profits attributable to the membership units received in such exchange pursuant to the Special Profit Allocation provisions. Mr. Allen has generally agreed to reimburse Charter for any incremental income taxes that Charter would owe as a result of such an exchange and any resulting future Special Profit Allocations to Charter.

      As of September 30, 2003 and December 31, 2002, we have recorded deferred income tax liabilities of $293 million and $287 million, respectively. Additionally, as of September 30, 2003 and December 31, 2002, we have deferred tax assets of $80 million, which primarily relate to the excess of cumulative financial statement losses over cumulative tax losses allocated to us. We are required to record a valuation allowance when it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Given the uncertainty surrounding our ability to utilize our deferred tax assets, these items have been offset with a corresponding valuation allowance of $25 million at September 30, 2003 and December 31, 2002.

      Charter Communications Holding Company, LLC and its subsidiaries are currently under examination by the Internal Revenue Service for the tax year ending December 31, 2000. Management does not expect the results of this examination to have a material adverse effect on our consolidated financial position or results of operations.

Litigation

      As described in “Business — Legal Proceedings,” numerous allegations have been made against Charter. The limited liability company agreement of CCO Holdings may require CCO Holdings to indemnify or reimburse Charter and the individual named defendants in connection with these matters. These legal contingencies have a high degree of uncertainty. No reserves have been established for those matters because we believe they are either not estimable or not probable. When a contingency becomes estimable and probable a reserve is established. We have established reserves for certain other matters. If any of the litigation matters described in “Business — Legal Proceedings” are resolved unfavorably, they could have a material adverse effect on our future results of operations and financial condition.

Nine Months Ended September 30, 2003 Compared to Nine Months Ended September 30, 2002

      The following table sets forth the percentages of revenues that items in the accompanying consolidated statements of operations constitute for the periods presented (dollars in millions):

	Nine Months Ended September 30,

	2003		2002

	(unaudited)
Revenues	$3,602	100%	$3,377	100%

Costs and expenses:
Operating (excluding depreciation and amortization)	1,457	41%	1,330	39%
Selling, general and administrative	702	19%	708	21%
Depreciation and amortization	1,118	31%	1,061	32%
Option compensation expense, net	1	—	4	—
Special charges, net	18	1%	1	—

	3,296	92%	3,104	92%

Income from operations	306	8%	273	8%

Interest expense, net	(376)		(375)
Gain (loss) on derivative instruments and hedging activities, net	35		(106)
Other, net	(2)		(4)

	(343)		(485)

Loss before minority interest, income taxes and cumulative effect of accounting change	(37)		(212)
Minority interest	(11)		(11)

Loss before income taxes and cumulative effect of accounting change	(48)		(223)
Income tax benefit (expense)	(3)		27

Loss before cumulative effect of accounting change	(51)		(196)
Cumulative effect of accounting change, net of tax	—		(540)

Net loss	$(51)		$(736)

Revenues

      Revenues increased by $225 million, or 7%, from $3.4 billion for the nine months ended September 30, 2002 to $3.6 billion for the nine months ended September 30, 2003. This increase is principally the result of an increase of 519,800 and 137,100 in the number of high-speed data and digital video customers, respectively, as well as price increases for video and high-speed data services, and is offset partially by a decrease of 149,500 in analog customers. At September 30, 2003, we had approximately 135,200 analog video customers, 121,000 digital video customers and 103,800 high-speed data customers that were obtained through promotional programs and were in free service periods. These free service periods generally expired in November 2003. We have instituted specific retention programs in the fourth quarter for customers added from these promotional offers which include offering additional incremental services such as video on demand, subscription video on demand and increased speed and broadband content for our high-speed data platform. Our goal is to increase revenues by reversing our past analog video customer losses, implementing limited price increases on certain services and packages and increasing revenues from incremental high-speed data services, digital video and advanced products and services such as digital video recorders, high definition television and telephony using voice-over-Internet protocol to our existing customer base and to commercial customers.

      Average monthly revenue per analog video customer increased from $55.82 for the nine months ended September 30, 2002 to $61.53 for the nine months ended September 30, 2003. Average monthly revenue per analog video customer represents total revenue for the nine months ended September 30, divided by nine, divided by the average number of analog video customers.

      Revenues by service offering are as follows (dollars in millions):

	Nine Months Ended September 30,

	2003		2002		2003 over 2002

		% of		% of		%
	Amount	Revenues	Amount	Revenues	Change	Change

Video	$2,607	73%	$2,553	76%	$54	2%
High-speed data	403	11%	231	7%	172	74%
Advertising sales	188	5%	216	6%	(28)	(13)%
Commercial	149	4%	117	3%	32	27%
Other	255	7%	260	8%	(5)	(2)%

	$3,602	100%	$3,377	100%	$225	7%

      Video revenues consist primarily of revenues from analog and digital video services provided to our non-commercial customers. Video revenues increased by $54 million, or 2%, for the nine months ended September 30, 2003 as compared to the nine months ended September 30, 2002. The increase was primarily due to rate increases and the addition of digital video customers, partially offset by a decline in analog video customers.

      Revenues from high-speed data services provided to our non-commercial customers increased $172 million, or 74%, from $231 million for the nine months ended September 30, 2002 to $403 million for the nine months ended September 30, 2003. The increase was primarily due to the addition of high-speed data customers within our existing service areas. We were also able to offer this service to more of our customers, as the estimated percentage of homes passed that could receive high-speed data service increased from 75% as of September 30, 2002 to 85% as of September 30, 2003 as a result of our system upgrades.

      Advertising sales revenues consist primarily of revenues from commercial advertising customers, programmers and other vendors. Advertising sales decreased $28 million, or 13%, from $216 million for the nine months ended September 30, 2002 to $188 million for the nine months ended September 30, 2003. For the nine months ended September 30, 2003 and 2002, we received $10 million and $49 million, respectively, in advertising revenue from vendors.

      Commercial revenues consist primarily of revenues from video and high-speed data services to our commercial customers. Commercial revenues increased $32 million, or 27%, from $117 million for the nine months ended September 30, 2002, to $149 million for the nine months ended September 30, 2003 primarily due to an increase in commercial high-speed data revenues.

      Other revenues consist of revenues from franchise fees, late payment fees, customer installations, wire maintenance fees, home shopping, equipment rental, dial-up Internet service and other miscellaneous revenues. For the nine months ended September 30, 2003 and 2002, franchise fees represented approximately 47% and 46%, respectively, of the total other revenues. Other revenues decreased $5 million, or 2%, from $260 million for the nine months ended September 30, 2002 to $255 million for the nine months ended September 30, 2003. The decrease was primarily due to a decrease in franchise fees after a Federal Communications Commission ruling in March 2002, no longer requiring the collection of franchise fees for high-speed data services.

Operating expenses

      Operating expenses increased $127 million, or 10%, from $1.3 billion for the nine months ended September 30, 2002 to $1.5 billion for the nine months ended September 30, 2003. Total programming costs paid to programmers were $934 million and $873 million, representing 28% of total costs and expenses for the nine months ended September 30, 2003 and 2002, respectively. Key expense components as a percentage of revenues are as follows (dollars in millions):

	Nine Months Ended September 30,

	2003		2002		2003 over 2002

		% of		% of		%
	Amount	Revenues	Amount	Revenues	Change	Change

Programming	$934	26%	$873	26%	$61	7%
Advertising sales	65	2%	63	2%	2	3%
Service	458	13%	394	11%	64	16%

	$1,457	41%	$1,330	39%	$127	10%

      Programming costs consist primarily of costs paid to programmers for the provision of analog, premium and digital channels and pay-per-view programs. The increase in programming costs of $61 million, or 7%, was due to price increases particularly in sports programming, an increased number of channels carried on our systems and an increase in digital video customers, partially offset by decreases in analog video customers. Programming costs were offset by the amortization of payments received from programmers in support of launches of new channels against programming costs of $47 million and $42 million for the nine months ended September 30, 2003 and 2002, respectively. Programming costs for the nine months ended September 30, 2003 also include a $9 million reduction related to changes in estimates of programmer-related disputes, which represents 1% of programming costs for the nine-month period.

      Our cable programming costs have increased, in every year we have operated, in excess of customary inflationary and cost-of-living type increases, and we expect them to continue to increase due to a variety of factors, including additional programming being provided to customers as a result of system rebuilds that increase channel capacity, increased costs to produce or purchase cable programming, increased costs from certain previously discounted programming, and inflationary or negotiated annual increases. Our increasing programming costs will result in declining video product margins to the extent we are unable to pass on cost increases to our customers. We expect to partially offset any resulting margin compression from our traditional video services with revenue from advanced video services, increased incremental high-speed data revenues, advertising revenues and commercial services revenues.

      Advertising sales expenses consist of costs related to traditional advertising services, including salaries and benefits and commissions. Advertising sales expenses increased $2 million, or 3%, primarily due to increased sales commissions. Service costs consist primarily of service personnel salaries and benefits, franchise fees, system utilities, Internet service provider fees, maintenance and pole rent expense. The increase in service costs of $64 million, or 16%, resulted primarily from additional activity associated with ongoing infrastructure maintenance and customer service including activities associated with our promotional program.

Selling, general and administrative expenses

      Selling, general and administrative expenses decreased by $6 million from $708 million for the nine months ended September 30, 2002 to $702 million for the nine months ended September 30, 2003. Key components of expense as a percentage of revenues are as follows (dollars in millions):

	Nine Months Ended September 30,

	2003		2002		2003 over 2002

		% of		% of		%
	Amount	Revenues	Amount	Revenues	Change	Change

General and administrative	$622	17%	$595	18%	$27	5%
Marketing	80	2%	113	3%	(33)	(29)%

	$702	19%	$708	21%	$(6)	(1)%

      General and administrative expenses consist primarily of salaries and benefits, rent expense, billing costs, bad debt expense and property taxes. The increase in general and administrative expenses of $27 million, or 5%, resulted primarily from increases in salaries and benefits of $13 million, call center costs of $16 million, legal fees of $6 million, insurance costs of $5 million and property taxes of $4 million. These increases were partially offset by a decrease in bad debt expense of $22 million as we continued to realize benefits from our strengthened credit policies.

      Marketing expenses decreased $33 million, or 29%, due to reduced promotional activity related to our service offerings including reductions in advertising, telemarketing and direct sales activities. However, we expect marketing expenses to increase in subsequent quarters.

Depreciation and amortization

      Depreciation and amortization expense increased by $57 million, or 5%, due primarily to an increase in depreciation expense related to additional capital expenditures in 2003 and 2002.

Option compensation expense, net

      Option compensation expense decreased by approximately $3 million for the nine months ended September 30, 2003 as compared to the nine months ended September 30, 2002. Option compensation expense includes expense related to exercise prices on certain options that were issued prior to our initial public offering in 1999 that were less than the estimated fair values of our common stock at the time of grant. Compensation expense is being accrued over the vesting period of such options and will continue to be recorded until the last vesting period lapses in April 2004. On January 1, 2003, we adopted SFAS No. 123 “Accounting for Stock-Based Compensation” using the prospective method under which we recognize compensation expense of a stock-based award to an employee over the vesting period based on the fair value of the award on the grant date.

Special charges, net

      Special charges of $18 million for the nine months ended September 30, 2003 represents approximately $23 million of severance and related costs of our ongoing initiative to reduce our workforce partially offset by a $5 million credit from a settlement from the Internet service provider Excite@Home related to the conversion of about 145,000 high-speed data customers to our Charter Pipeline service in 2001. We expect to continue to record additional special charges in 2003 related to the continued reorganization of our operations.

Interest expense, net

      Net interest expense increased by $1 million, or 0.3%, for the nine months ended September 30, 2003 compared to the nine months ended September 30, 2002. The increase in net interest expense was a result of an increase in average debt outstanding for the nine months ended September 30, 2003 compared to the nine months ended September 30, 2002, partially offset by a decrease in our average borrowing rate from 6.02% in the nine months ended September 30, 2002 to 5.73% in the nine months ended September 30, 2003. The increased debt was primarily used for capital expenditures. We expect interest expense to increase in future periods due to the issuance of the original notes.

Gain (loss) on derivative instruments and hedging activities, net.

      Net gain on derivative instruments and hedging activities increased $141 million from a loss of $106 million for the nine months ended September 30, 2002 to a gain of $35 million for the nine months ended September 30, 2003. The increase is primarily due to an increase in gains on interest rate agreements, which do not qualify for hedge accounting under SFAS No. 133, which increased from a loss of $103 million for the nine months ended September 30, 2002 to a gain of $27 million for the nine months ended September 30, 2003.

Other, net

      Other expense decreased by $2 million from $4 million for the nine months ended September 30, 2002 to $2 million for the nine months ended September 30, 2003. This decrease is primarily due to a decrease in loss on investments.

Minority interest

      Minority interest represents the 2% accretion of the preferred membership interests in our indirect subsidiary CC VIII, LLC and since June 6, 2003, the pro rata share of the profits of CC VIII, LLC. See “Certain Relationships and Related Party Transactions — Transactions Arising Out of Our Organizational Structure and Mr. Allen’s Investment in Charter and Its Subsidiaries — Equity Put Rights — CC VIII.”

Income tax benefit (expense)

      Income tax expense of $3 million was recognized for the nine months ended September 30, 2003. The income tax expense is realized through increases in deferred tax liabilities and federal and state income taxes related to our indirect subsidiaries. The income tax benefit of $27 million recognized for the nine months ended September 30, 2002 was the result of changes in deferred taxes related to the differences in accounting for franchises.

Cumulative effect of accounting change, net of tax

      Cumulative effect of accounting change in 2002 represents the impairment charge recorded as a result of adopting SFAS No. 142.

Net loss

      Net loss decreased by $685 million, or 93%, from $736 million for the nine months ended September 30, 2002 to $51 million for the nine months ended September 30, 2003 as a result of the factors described above.

Year Ended December 31, 2002, December 31, 2001 and December 31, 2000

      The following table sets forth the percentages of revenues that items in the accompanying consolidated statements of operations constitute for the indicated periods (dollars in millions):

	Year Ended December 31,

	2002		2001		2000

Revenues	$4,566	100%	$3,807	100%	$3,141	100%

Costs and Expenses:
Operating (excluding depreciation and amortization)	1,807	40%	1,486	39%	1,187	38%
Selling, general and administrative	963	21%	826	22%	606	19%
Depreciation and amortization	1,439	31%	2,693	71%	2,387	76%
Impairment of franchises	4,638	102%	—	—	—	—
Option compensation expense, net	5	—	(5)	(1)%	38	1%
Special charges, net	36	1%	18	1%	—	—

	8,888	195%	5,018	132%	4,218	134%

Loss from operations	(4,322)	(95)%	(1,211)	(32)%	(1,077)	(34)%
Interest expense, net	(512)		(525)		(644)
Loss on derivative instruments and hedging activities, net	(115)		(50)		—
Other, net	3		(52)		(6)

Loss before minority interest, income taxes and cumulative effect of accounting change	(4,946)		(1,838)		(1,727)
Minority interest	(16)		(16)		(13)

Loss before income taxes and cumulative effect of accounting change	(4,962)		(1,854)		(1,740)
Income tax benefit	216		27		24

Loss before cumulative effect of accounting change	(4,746)		(1,827)		(1,716)
Cumulative effect of accounting change, net of tax	(540)		(24)		—

Net loss	$(5,286)		$(1,851)		$(1,716)

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Revenues

      Revenues increased by $759 million, or 20%, from $3.8 billion in 2001 to $4.6 billion in 2002. This increase is principally the result of an increase of 538,000 and 585,200 in the number of digital video and high-speed data customers, respectively, as well as price increases, and is partially offset by a decrease of 357,400 in analog customers. Average monthly revenue per analog video customer increased from $45.68 in 2001 to $56.91 in 2002. Average monthly revenue per analog video customer represents total annual revenue, divided by twelve, divided by the average number of analog video customers.

      Revenues by service offering are as follows (dollars in millions):

	Year Ended December 31,

	2002		2001		2002 over 2001

		% of		% of		%
	Balance	Revenues	Balance	Revenues	Change	Change

Video	$3,420	75%	$2,971	78%	$449	15%
High-speed data	337	7%	148	4%	189	128%
Advertising sales	302	7%	197	5%	105	53%
Commercial	161	3%	123	3%	38	31%
Other	346	8%	368	10%	(22)	(6)%

	$4,566	100%	$3,807	100%	$759	20%

      Video revenues consist primarily of revenues from analog and digital video services provided to our non-commercial customers. Video revenues increased by $449 million, or 15%, to $3.4 billion in 2002 as compared to $3.0 billion in 2001. The increase was due to a full year of revenue from the AT&T Broadband systems acquired in June 2001, general price increases and the addition of approximately 538,000 digital video customers partially offset by a decline in analog video customers.

      Revenues from high-speed data services provided to our non-commercial customers increased $189 million, or 128%, from $148 million for the year ended December 31, 2001 to $337 million for the year ended December 31, 2002. The increase was primarily due to the addition of 585,200 high-speed data customers. Between 2001 and 2002, we were able to offer this service to more of our customers, as the estimated percentage of homes passed that could receive high-speed data service increased from 66% to 82% as a result of our ongoing system upgrades.

      Advertising sales revenues consist primarily of revenues from commercial advertising customers, programmers and other vendors. Advertising sales increased $105 million, or 53%, from $197 million in 2001 to $302 million in 2002. The increase was due to an increase of $53 million, from $13 million in 2001 to $66 million in 2002, in advertising contracts with programmers, $40 million of additional sales primarily due to increased advertising capacity as a result of an increased number of channels carried by our systems and $14 million related to the acquisition of AT&T Broadband systems in June 2001. For the years ended December 31, 2002 and 2001, we received $13 million and $14 million, respectively, in advertising revenue from our two largest suppliers of digital set-top terminals representing 0.3% and 0.4% of total revenues, respectively. Revenues from advertising provided to vendors and programmers are recognized based upon the fair value of advertising. Vendor advertising purchases are made pursuant to written agreements that are generally consistent with other third-party commercial advertising agreements and at prices that we believe approximate fair value. In some cases we purchased equipment from the vendors at the same time.

      Commercial revenues consist primarily of revenues from video and high-speed data services to our commercial customers. Commercial revenues increased $38 million, or 31%, from $123 million for the year ended December 31, 2001, to $161 million for the year ended December 31, 2002 primarily due to an increase in commercial high-speed data revenues.

      Other revenues consist of revenues from franchise fees, customer installations, equipment rental, processing fees, wire maintenance fees, home shopping, dial-up Internet service, late payment fees and other miscellaneous revenues. For the years ended December 31, 2002 and 2001, franchise fees represented approximately 46% and 39%, respectively, of the total other revenues. Other revenues decreased $22 million, or 6%, from $368 million for the year ended December 31, 2001 to $346 million for the year ended December 31, 2002. The decrease was due to decreases in late payment fees charged to customers and other miscellaneous revenues. Franchise fee revenues are collected from customers and remitted to franchise authorities.

      The decrease in accounts receivable of 9% compared to the increase in revenue of 20% is primarily due to the timing of collection of receivables from programmers which are not recorded in revenue but are included as reductions of programming expense over the life of the contract. Programmer receivables decreased $27 million, or 28%, from $97 million as of December 31, 2001 to $70 million as of December 31, 2002.

Operating expenses

      Operating expenses increased $321 million, or 22%, from $1.5 billion in 2001 to $1.8 billion in 2002. Total programming costs paid to programmers were $1.2 billion and $963 million, representing 65% of total operating expenses for the years ended December 31, 2002 and 2001, respectively.

      Key expense components as a percentage of revenues are as follows (dollars in millions):

	Year Ended December 31,

	2002		2001		2002 over 2001

		% of		% of		%
	Balance	Revenues	Balance	Revenues	Change	Change

Programming	$1,166	26%	$963	25%	$203	21%
Advertising sales	87	2%	64	2%	23	36%
Service	554	12%	459	12%	95	21%

	$1,807	40%	$1,486	39%	$321	22%

      Programming costs consist primarily of costs paid to programmers for the provision of basic, premium and digital channels and pay-per-view programs. The increase in programming costs of $203 million, or 21%, was primarily due to price increases, particularly in sports programming, an increased number of channels carried on our systems and an increase in digital customers. In addition, approximately $51 million of the increase results from a full year of costs related to the acquisition of AT&T Broadband systems in June 2001. The programming costs were offset by the amortization of launch support from programmers of $57 million and $35 million for the years ended December 31, 2002 and 2001, respectively.

      Advertising sales expenses consist of costs related to traditional advertising services, including salaries and benefits. Advertising sales expenses increased $23 million, or 36%, primarily due to increased sales commissions resulting from the increase in advertising revenues. Service costs consist primarily of service personnel salaries and benefits, franchise fees, system utilities, maintenance and pole rent expense. The increase in service costs of $95 million, or 21%, resulted primarily from our growth in digital video and high-speed data services.

Selling, general and administrative expenses

      Selling, general and administrative expenses increased by $137 million, or 17%, from $826 million for the year ended December 31, 2001 to $963 million for the year ended December 31, 2002. Key components of expense as a percentage of revenues are as follows (dollars in millions):

	Year Ended December 31,

	2002		2001		2002 over 2001

		% of		% of		%
	Balance	Revenues	Balance	Revenues	Change	Change

General and administrative	$810	18%	$689	18%	$121	18%
Marketing	153	3%	137	4%	16	12%

	$963	21%	$826	22%	$137	17%

      General and administrative expenses consist primarily of salaries and benefits, rent expense, billing costs, bad debt expense and property taxes. The increase in general and administrative expenses of

$121 million, or 18%, resulted primarily from increases in salaries and benefits of $66 million, bad debt and collection expense of $24 million and insurance of $13 million. The increase in bad debt expense resulted primarily from continuing effects of our aggressive discounting of our analog video service during late 2000 and most of 2001 in an effort to grow our customer base and respond to price competition from satellite providers. This practice led to an increase in customers during the discounted period whose service was subsequently disconnected for non-payment or who subsequently cancelled their service without payment for services provided. We also lengthened the period during which we extended credit to customers, which increased exposure to customers whose accounts were subject to cancellation and increased bad debt expense. These increases were partially offset by a decrease in billing expenses of $12 million as a result of renegotiated contracts with third-party billing providers.

      Marketing expenses increased $16 million, or 12%, due to increased costs associated with promotions of our service offerings including advertising, telemarketing and direct sales.

Depreciation and amortization

      Depreciation and amortization expense decreased by $1.3 billion, or 47%, from $2.7 billion in 2001 to $1.4 billion in 2002. This decrease was due primarily to the adoption on January 1, 2002 of SFAS No. 142, which requires that franchise intangible assets that meet the indefinite life criteria of SFAS No. 142 no longer be amortized against earnings but instead be tested for impairment on an annual basis. As a result of this change, total amortization of franchise assets decreased from $1.5 billion in 2001 to $9 million in 2002. The decrease was partially offset by the increase in depreciation expense related to additional capital expenditures in 2002.

Impairment of franchises

      We performed our annual impairment assessment on October 1, 2002 using an independent third-party appraiser. Revised estimates of future cash flows and the use of a lower projected long-term growth rate in our valuation led to the recognition of a $4.6 billion impairment charge in the fourth quarter of 2002. We do not expect to incur impairment charges of comparable magnitude in the future.

Option compensation expense, net

      Option compensation expense increased by $10 million from $5 million of net benefit in 2001 to $5 million of expense in 2002. The net benefit in 2001 was primarily the result of the reversal of $22 million of expense previously recorded in connection with approximately 7 million options for which the rights were waived by our former President and Chief Executive Officer as part of his September 2001 separation agreement. Option compensation expense was recorded in 2002 because exercise prices on certain options issued prior to Charter’s initial public offering in 1999 were less than the estimated fair values of Charter’s common stock at the time of grant. Compensation expense is being accrued over the vesting period of such options, which ends in April 2004. On January 1, 2003, we adopted SFAS No. 123 using the prospective method “Accounting for Stock-Based Compensation” as the prospective method under which we recognize compensation expense of a stock-based award to an employee over the vesting period based on the fair value of the award on the grant date. For more information see “Note 16” to our historical consolidated financial statements included elsewhere in this prospectus.

Special charges, net

      In the fourth quarter of 2002, we recorded a special charge of $35 million, of which $31 million is associated with our workforce reduction program. The remaining $4 million is related to legal and other costs associated with our shareholder lawsuits and governmental investigations. Special charges of $18 million in 2001 represent charges associated with the transition of approximately 145,000 data customers from the Excite@Home Internet service to our Charter Pipeline service, as well as employee severance costs.

Interest expense, net

      Net interest expense decreased by $13 million, or 2%, from $525 million in 2001 to $512 million in 2002. The decrease in net interest expense was a result of a decrease in our average borrowing rate from

6.8% in 2001 to 5.9% in 2002, partially offset by an increase in average debt outstanding in 2002 of $7.5 billion compared to $6.7 billion in 2001. The increased debt was used for capital expenditures.

Loss on derivative instruments and hedging activities, net

      Loss on derivative instruments and hedging activities increased $65 million from $50 million for the year ended December 31, 2001 to $115 million for the year ended December 31, 2002. The increase is primarily due to an increase in losses on interest rate agreements which do not qualify for hedge accounting under SFAS No. 133, which increased from $48 million for the year ended December 31, 2001 to $101 million for the year ended December 31, 2002.

Other, net

      Other expense decreased by $55 million from expense of $52 million in 2001 to income of $3 million in 2002. This decrease is primarily due to a decrease of $49 million in losses on equity investments, $38 million of which was related to our investment in High Speed Access, a related party until acquisition of certain of its assets by Charter, as described more fully in “Certain Relationships and Related Party Transactions.”

Minority interest

      Minority interest expense represents the 2% accretion of the preferred membership interests in our indirect subsidiary, CC VIII, LLC, issued to certain sellers of the Bresnan systems acquired by CC VIII, LLC in February 2000. See “Certain Relationships and Related Party Transactions — Transactions Arising Out of Our Organizational Structure and Mr. Allen’s Investment in Charter and Its Subsidiaries — Equity Put Rights — CC VIII.”

Income tax benefit

      Income tax benefit of $216 million and $27 million were recognized for the years ended December 31, 2002 and 2001, respectively. The income tax benefits are realized through reductions in deferred tax liabilities related to the change in the deferred tax liabilities of certain of our indirect corporate subsidiaries.

Cumulative effect of accounting change, net of tax

      Cumulative effect of accounting change in 2002 represents the impairment charge recorded as a result of adopting SFAS No. 142. Cumulative effect of accounting change in 2001 represents losses incurred upon adoption of SFAS No. 133.

Net loss

      Net loss increased by $3.4 billion, or 186%, from $1.9 billion in 2001 to $5.3 billion in 2002 as a result of the combination of factors described above, including the impact of the impairment of franchises offset somewhat by the decrease in amortization expense as a result of the adoption of SFAS No. 142.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Revenues

      Revenues increased by $666 million, or 21%, from $3.1 billion in 2000 to $3.8 billion in 2001. This increase is principally the result of an increase of 967,300 and 323,900 in digital video and high-speed data customers, respectively.

      Average monthly revenue per analog video customer increased from $41.82 in 2000 to $45.68 in 2001. Average monthly revenue per analog video customer represents total annual revenue, divided by twelve, divided by the average number of analog video customers.

      Revenues by service offering are as follows (dollars in millions):

	Year Ended December 31,

	2001		2000		2001 over 2000

		% of		% of		%
	Balance	Revenues	Balance	Revenues	Change	Change

Video	$2,971	78%	$2,506	80%	$465	19%
High-speed data	148	4%	53	1%	95	179%
Advertising sales	197	5%	142	5%	55	39%
Commercial	123	3%	88	3%	35	40%
Other	368	10%	352	11%	16	5%

	$3,807	100%	$3,141	100%	$666	21%

      Video revenues consist primarily of revenues from analog and digital video services provided to our non-commercial customers. Video revenues increased by $465 million, or 19%, from $2.5 billion for the year ended December 31, 2000 to $3.0 billion for the year ended December 31, 2001. The increase was due to the acquisition of the AT&T Broadband systems on June 30, 2001, general price increases and the addition of over 950,000 digital video customers due to the upgrade and expansion of our systems to provide advanced services to a larger customer base.

      Revenues from high-speed data services provided to our non-commercial customers increased $95 million from $53 million for the year ended December 31, 2000 to $148 million for the year ended December 31, 2001. The increase was primarily due to high-speed data customers acquired through the acquisition of the AT&T Broadband systems, while the majority of the remaining increase was due to the addition of over 350,000 additional high-speed data customers.

      Advertising sales revenues consist primarily of revenues from commercial advertising customers, programmers and other vendors. Advertising sales increased $55 million, or 39%, from $142 million in 2000 to $197 million in 2001. The increase was primarily due to an increase of $13 million in advertising contracts with programmers, $11 million related to the acquisition of the AT&T Broadband systems and $15 million related to increased advertising capacity as a result of an increased number of channels carried by our systems. For the years ended December 31, 2001 and 2000, we received $14 million and $0, respectively, in advertising revenue from our two largest digital set-top terminal suppliers. Revenues from advertising provided to vendors and programmers are recognized based upon the fair value of advertising.

      Commercial revenues consist primarily of revenues from commercial video and high-speed data services. Commercial revenues increased $35 million, or 40%, from $88 million for the year ended December 31, 2000, to $123 million for the year ended December 31, 2001 primarily due to an increase in commercial high-speed data revenues.

      Other revenues consist primarily of revenues from franchise fees, customer installations, equipment rental, processing fees, wire maintenance fees, home shopping, dial-up Internet service, late payment fees and other miscellaneous revenues. For the years ended December 31, 2001 and 2000, franchise fees represented approximately 39% and 33%, respectively, of the total other revenues. Other revenues increased $16 million, or 5%, from $352 million for the year ended December 31, 2000 to $368 million for the year ended December 31, 2001. The increase was primarily due to an increase in franchise fees directly related to the increase in analog and digital video revenues and other miscellaneous revenues and increases as a result of the acquisition of the AT&T Broadband systems, offset by decreases in late fees charged to customers.

      The increase in accounts receivable of 32% compared to the increase in revenue of 21% is primarily due to the timing of collection of receivables from programmers which are not recorded as revenue but are included as reductions of programming expense over the life of the contract, increases in the aging of customer receivables and timing of the AT&T Broadband acquisition. Programmer receivables increased $6 million, or 7%, from $91 million as of December 31, 2000 to $97 million as of December 31, 2001.

Operating expenses

      Operating expenses increased $299 million, or 25%, from $1.2 billion in 2000 to $1.5 billion in 2001. Total programming costs paid to programmers were $963 million and $766 million, representing 19% and 18% of total costs and expenses for the years ended December 31, 2001 and 2000, respectively.

      Key expense components as a percentage of revenues are as follows (dollars in millions):

	Year Ended December 31,

	2001		2000		2001 over 2000

		% of		% of		%
	Balance	Revenues	Balance	Revenues	Change	Change

Programming	$963	25%	$766	24%	$197	26%
Advertising sales	64	2%	57	2%	7	12%
Service	459	12%	364	12%	95	26%

	$1,486	39%	$1,187	38%	$299	25%

      The increase in programming costs of $197 million, or 26%, was primarily due to price increases, particularly in sports programming, an increased number of channels carried on our systems and an increase in digital and high-speed data customers. In addition, approximately $37 million of the increase relates to the acquisition of the AT&T Broadband systems.

      Advertising sales expenses consist of costs related to traditional advertising services. Advertising sales expenses increased $7 million, or 12%, primarily due to increased sales commissions as a result of increases in advertising revenues. Service costs consist primarily of service personnel salaries and benefits, franchise fees, system utilities, maintenance and pole rent expense. The increase in service costs of $95 million, or 26%, resulted primarily from our acquisition of the AT&T Broadband systems in June 2001 coupled with the addition of digital video and high-speed data customers.

Selling, general and administrative expenses

      Selling, general and administrative expenses increased by $220 million, or 36%, from $606 million for the year ended December 31, 2000 to $826 million for the year ended December 31, 2001. Key components of expense as a percentage of revenues are as follows (dollars in millions):

	Year Ended December 31,

	2001		2000		2001 over 2000

		% of		% of		%
	Balance	Revenues	Balance	Revenues	Change	Change

General and administrative	$689	18%	$504	16%	$185	37%
Marketing	137	4%	102	3%	35	34%

	$826	22%	$606	19%	$220	36%

      General and administrative expenses consist primarily of salaries and benefits, rent expense, billing costs, bad debt, expense and property taxes. The increase in general and administrative expenses of $185 million, or 37%, resulted primarily from our acquisition of the AT&T Broadband systems in June 2001 coupled with increases in salaries and benefits of $54 million and an increase in bad debt expense and collection of $47 million. The increase in bad debt expense resulted primarily from more aggressive discounting of our analog video product during late 2000 and most of 2001 in an effort to grow our customer base and respond to price competition from satellite providers. This practice led to an increase in customers during the discounted period whose service was subsequently disconnected for non-payment or who subsequently cancelled their service without payment for services provided. We also lengthened the period during which we extended credit to customers, which increased exposure to customers whose accounts were subject to cancellation and increased bad debt expense.

      Based on the aged receivable balance at December 31, 2001, we permanently adjusted our bad debt allowance formula to reserve 100% of the receivables more than 90 days past due and reserved an additional $6.3 million in the fourth quarter of 2001. We disconnected many of these slower or non-paying customers in the first quarter of 2002, as we changed our marketing techniques and tightened our credit and disconnection policies by decreasing the amount of time that we would allow a customer to receive service while payments were past due.

      Marketing costs increased $35 million, or 34%, related to an increased level of promotions of our service offerings and the AT&T Broadband systems acquisition.

Depreciation and amortization

      Depreciation and amortization expense increased by $306 million, or 13%, from $2.4 billion in 2000 to $2.7 billion in 2001. This increase resulted from increased capital expenditures under our rebuild and upgrade program in 2000 and 2001 and amortization of franchises in connection with acquisitions completed in 2000 and 2001.

Option compensation expense, net

      Option compensation expense decreased by $43 million from $38 million of expense in 2000 to $5 million of net benefit in 2001. The decrease is primarily the result of the reversal of $22 million of expense previously recorded in connection with approximately 7 million options for which the rights were waived by our former President and Chief Executive Officer as part of his September 2001 separation agreement. This was partially offset by expense recorded because exercise prices on certain options issued prior to the initial public offering of Charter in 1999 were less than the estimated fair values of our common stock at the time of grant. Compensation expense is being accrued over the vesting period of such options which ends in April 2004.

Special charges, net

      Special charges in 2001 of $18 million represent charges associated with the transition of approximately 145,000 data customers from the Excite@Home Internet service to our Charter Pipeline service, as well as employee severance costs.

Interest expense, net

      Net interest expense decreased by $119 million, or 18%, from $644 million in 2000 to $525 million in 2001. The decrease in interest expense was a result of a decrease in our average borrowing rate from 9.1% in 2000 to 6.8% in 2001, coupled with a decrease in average debt outstanding in 2001 of $6.7 billion compared to $7.5 billion in 2000.

Loss on derivative instruments and hedging activities, net

      Effective January 1, 2001, we adopted SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities.” The loss is primarily due to losses on interest rate agreements which do not qualify for hedge accounting under SFAS 133, which was approximately $48 million for the year ended December 31, 2001.

Other, net

      Other expense increased by $46 million from $6 million in 2000 to $52 million in 2001. This increase resulted primarily from a loss of $38 million related to our investment in High Speed Access, a related party, which is described below at “Certain Relationships and Related Party Transactions.”

Minority interest

      Minority interest expense represents the 2% accretion of the preferred membership interests in our indirect subsidiary, CC VIII, LLC, issued to certain sellers of the Bresnan systems acquired by CC VIII, LLC systems in February 2000. See “Certain Relationships and Related Party Transactions — Transactions Arising Out of Our Organizational Structure and Mr. Allen’s Investment in Charter and Its Subsidiaries — Equity Put Rights — CC VIII.”

Income tax benefit

      Income tax benefit of $27 million and $24 million for the years ended December 31, 2001 and 2000, respectively, represents deferred income tax benefits primarily related to the change in the deferred tax assets related to the change in the deferred tax liabilities of certain of our indirect corporate subsidiaries.

Net loss

      Net loss increased by $135 million, or 8%, from $1.7 billion in 2000 to $1.9 billion in 2001 as a result of the combination of factors described above, including the acquisition of AT&T Broadband and the increase in depreciation expense as a result of our capital expenditures.

Liquidity and Capital Resources

Introduction

      This section contains a discussion of our liquidity and capital resources, including a discussion of our cash position, sources and uses of cash, access to debt facilities and other financing sources, historical financing activities, cash needs, capital expenditures and outstanding debt.

Overview

      Our business requires significant cash to fund capital expenditures, debt service costs and ongoing operations. We have historically funded our operating activities and capital requirements through cash flows from operating activities, borrowings under the credit facilities of our subsidiaries and funds raised by our indirect parent companies, Charter, Charter Communications Holding Company, LLC and Charter Holdings and cash on hand. The mix of funding sources changes from period to period, but for the nine months ended September 30, 2003, approximately 78% of our funding requirements were from cash flows from operating activities and 22% was from cash on hand. We expect that our mix of sources of funds will continue to change in the future based on our overall needs relative to our cash flow and on the availability under the credit facilities of our subsidiaries, our access to the debt markets, the ability of our parent companies to access the debt and equity markets and our ability to generate cash flows from operating activities.

      We have also sold, and plan to sell, certain non-core assets. In particular, on October 1, 2003 we completed the sale of our Port Orchard, Washington system for approximately $91 million, subject to adjustments. On September 3, 2003 Charter Holdings and certain of our subsidiaries signed a definitive agreement with Atlantic Broadband Finance, LLC for the sale of various cable television systems in Florida, Pennsylvania, Maryland, Delaware, New York and West Virginia for approximately $765 million, subject to adjustments. The closing of this transaction is expected to occur in the first half of 2004, but closing is subject to customary closing conditions.

      During 2003, we funded our liquidity and capital requirements principally through cash on hand, cash flows from operating activities and borrowings under our subsidiaries’ credit facilities. As of September 30, 2003, we held $45 million in cash and cash equivalents and we had total potential unused availability of $1.4 billion under the credit facilities of our subsidiaries, although the actual unused availability at that time was $735 million because of limits imposed under covenant restrictions. After giving effect to the use of proceeds of the sale of the original notes, our total potential availability under these credit facilities as of September 30, 2003 would have been approximately $1.9 billion, of which approximately $1.2 billion would have been available to us based on applicable covenant restrictions.

      In November 2003, we completed the sale of $500 million total principal amount of original notes, the proceeds of which were used to repay (but not to reduce permanently) amounts outstanding under our subsidiaries’ bank credit facilities.

      We are currently in compliance with the covenants under the credit facilities of our subsidiaries and our indentures and those of our subsidiaries, and we expect to remain in compliance with those covenants throughout 2004. We expect that our cash on hand, cash flows from operating activities; proceeds from the completion of the sale of certain non-strategic assets in the first quarter of 2004 and the amounts available under our subsidiaries’ credit facilities should be sufficient to satisfy our liquidity needs through 2004. However, we do not expect that cash flows from operating activities and amounts available under credit facilities will be sufficient to permit us to satisfy our principal repayment obligations, including those of our parent companies, scheduled to come due in 2005 and thereafter. In addition, our substantial debt levels may limit future access to the debt and equity markets. In addition, the maximum allowable leverage ratios under our credit facilities will decline over time and the total potential borrowing available under our subsidiaries’ current credit facilities (subject to covenant restrictions and limitations) will decrease from approximately $9.0 billion as of the end of 2003 to approximately $8.7 billion and approximately $7.7 billion by the end of 2004 and 2005, respectively. Continued access to these credit facilities is subject to our remaining in compliance with the applicable covenants of these credit facilities, including covenants tied to our operating performance. If there is an event of default under our subsidiaries’ credit facilities, such as the failure to maintain the applicable required financial ratios, we would be unable to borrow under these credit facilities, which could materially adversely impact our ability to operate our business and to make payments under our debt instruments.

      Our direct and indirect parent companies, CCH II, Charter Holdings and Charter have significant amounts of debt. As of September 30, 2003, Charter had outstanding approximately $774 million aggregate principal amount of convertible senior notes, which mature in 2005 and 2006, Charter Holdings had outstanding approximately $8.9 billion aggregate principal amount of senior notes and senior discount notes, some of which mature in 2007 and CCH II had outstanding approximately $1.6 billion of senior notes which mature in 2010. Charter, Charter Holdings and CCH II will need to raise additional capital or receive distributions or payments from us or our operating subsidiaries in order to satisfy their debt obligations.

      In the past, our parent companies have accessed the equity and high-yield bond markets as a source of capital for their subsidiaries’ growth. We believe that our parent companies’ access to the debt markets will depend on market conditions in light of general economic conditions, the business condition of the cable, telecommunications and technology industries, their significant levels of debt, and their debt ratings. If they are unable to raise the required capital on reasonable terms, our parent companies may elect to cause us or our operating subsidiaries to distribute or otherwise pay to them (to the extent permitted by the indenture governing the notes and the indentures governing the Charter Holdings notes and CCH II senior notes) the necessary funds to service or repay Charter’s, Charter Holdings’ or CCH II’s debt, thereby impacting our liquidity.

Summary of Outstanding Contractual Obligations

      The following table summarizes our payment obligations as of December 31, 2002 under our long-term debt and certain other contractual obligations and commitments (dollars in millions):

		Payments by Period

		Less than	1-3	3-5	More than
	Total	1 Year	years	years	5 years

Contractual Obligations
Long-Term Debt(1)	$8,084	$236	$653	$3,405	$3,790
Capital and Operating Lease Obligations(1)	90	19	29	18	24
Programming Minimum Commitments(2)	714	173	228	34	279

Total	$8,888	$428	$910	$3,457	$4,093

(1)	The tables present maturities of long-term debt outstanding as of December 31, 2002. Refer to Notes 9 and 20 to our consolidated financial statements attached hereto for a description of our long-term debt and other contractual obligations and commitments.

(2)	We pay programming fees under multi-year contracts generally ranging from three to six years typically based on increasing flat fees per customer. Total programming costs paid to programmers were $1.2 billion, $963 million and $766 million for the years ended December 31, 2002, 2001 and 2000, respectively. Certain of our programming contracts provide that the amount payable is the greater of the amount payable based on the per customer fees or a guaranteed minimum payment or commitment set forth in the contract. The table sets forth the aggregate guaranteed minimum commitments under our programming contracts.

      As of September 30, 2003 and December 31, 2002, long-term debt totaled approximately $7.9 billion and $8.1 billion, respectively. This debt was comprised of approximately $7.6 billion and $7.8 billion of bank debt and $293 million and $277 million of other long-term debt, respectively. As of September 30, 2003 and December 31, 2002, the blended weighted average interest rate was approximately 5.6%. Approximately 50% and 51% of our debt was effectively fixed, including the effects of our interest rate hedge agreements as of September 30, 2003 and December 31, 2002, respectively.

Historical Operating, Financing and Investing Activities

      We held $45 million in cash and cash equivalents as of September 30, 2003, compared to $310 million as of December 31, 2002. The decrease in cash and cash equivalents reflects the use of cash in funding operations, capital expenditures and debt service cost.

      Operating Activities. Net cash provided by operating activities increased 14% from $825 million for the nine months ended September 30, 2002 to $942 million for the nine months ended September 30, 2003. For the nine months ended September 30, 2003, net cash provided by operating activities increased primarily due to increased revenues of $225 million offset by an increase in operating expenses of $127 million during the nine months ended September 30, 2003, compared to the corresponding period in 2002.

      Net cash provided by operating activities for the years ended December 31, 2002, 2001 and 2000 was $1.3 billion, $975 million and $998 million, respectively. Operating activities provided $350 million more cash in 2002 than in 2001 primarily due to increased revenues of $759 million over 2001 and changes in operating assets and liabilities that provided $39 million more cash in 2002 than in 2001 offset in part by increases in operating expenses and cash interest expense.

      Operating activities provided $23 million less cash in 2001 than in 2000 primarily due to changes in operating assets and liabilities that provided $271 million less cash in 2001 than in 2000.

      Investing Activities. Net cash used in investing activities for the nine months ended September 30, 2003 and 2002 was $585 million and $1.8 billion, respectively. Investing activities used $1.2 billion less cash during the nine months ended September 30, 2003 than the corresponding period in 2002 primarily as a result of reductions in capital expenditures and acquisitions. Expenditures for property, plant and equipment including capitalized labor and overhead used $1.1 billion less cash during the nine months ended September 30, 2003 than the corresponding period in 2002 as a result of our efforts to reduce capital expenditures and the completion of the majority of our rebuild plan in fiscal 2002. Payments for acquisitions used $139 million less cash during the nine months ended September 30, 2003 than the corresponding period in 2002.

      Net cash used in investing activities for the years ended December 31, 2002, 2001 and 2000 was $2.3 billion, $4.6 billion and $2.6 billion, respectively. Investing activities used $2.3 billion less cash in 2002 than in 2001 primarily as a result of reductions in capital expenditures and acquisitions. Purchases of property, plant and equipment used $700 million less cash in 2002 than in 2001 as a result of our efforts to reduce capital expenditures. Payments for acquisitions used $1.6 billion less cash in 2002 than in 2001.

      Investing activities used $2.0 billion more cash in 2001 than in 2000, primarily as a result of increases in capital expenditures and acquisitions. Purchases of property, plant and equipment used $519 million more cash in 2001 than in 2000 primarily as a result of our efforts to upgrade, rebuild and expand our cable systems. Payments for acquisitions used $1.6 billion more cash in 2001 than in 2000 primarily as a result of our acquisition of cable systems from AT&T Broadband in 2001.

      Financing Activities. Net cash used by financing activities for the nine months ended September 30, 2003 was $622 million and net cash provided by financing activities for the nine months ended September 30, 2002 was $1.5 billion. The decrease in cash provided during the nine months ended September 30, 2003 as compared to the corresponding period in 2002 was primarily due to a decrease in borrowings of long-term debt, borrowings from parent companies and capital contributions.

      Net cash provided by financing activities for the years ended December 31, 2002, 2001 and 2000 was $1.3 billion, $3.5 billion and $1.6 billion, respectively. Financing activities provided $2.3 billion less cash in 2002 than in 2001. The decrease in cash provided in 2002 compared to 2001 was primarily due to a decrease of $3.4 billion in the proceeds of capital contributions from Charter Holdings in 2002 than in 2001.

      Financing activities provided $1.9 billion more cash in 2001 than in 2000. The increase in cash provided in 2001 compared to 2000 was primarily attributable to $2.4 billion of additional capital contributions from Charter Holdings in 2001 compared to 2000, respectively.

Capital Expenditures

      We have significant ongoing capital expenditure requirements. However, we experienced a significant decline in such requirements in 2003, as compared to prior years. This decline in 2003 was primarily the result of a substantial reduction in rebuild costs as our network has been upgraded and rebuilt in prior years. Additional reductions are attributable to consumption of inventories, negotiated savings in contract labor and network components, including digital set-top terminals and cable modems, reduced capitalized labor and overhead and reduced volume of installation related activities. Additions to property, plant and equipment, excluding acquisitions of cable systems, totaled $481 million and $1.6 billion for the nine months ended September 30, 2003 and 2002, respectively. We made capital expenditures, excluding acquisitions of cable systems, of $2.1 billion, $2.8 billion and $2.3 billion for the years ended December 31, 2002, 2001 and 2000, respectively. The majority of the capital expenditures in 2003 relates to our customer premise equipment and rebuild and upgrade program. The majority of the capital expenditures in 2002 related to our rebuild and upgrade program and purchases of digital set-top terminals and cable modems.

      Upgrading our cable systems has enabled us to offer digital television, high-speed data services, video on demand, interactive services, additional channels and tiers, and expanded pay-per-view options to a larger customer base. Our capital expenditures are funded primarily from cash flows from operating activities, the issuance of debt and borrowings under credit facilities. In addition, during the nine months ended September 30, 2003 and 2002, our liabilities related to capital expenditures decreased $102 million and $89 million, respectively. Further, our liabilities related to capital expenditures decreased $49 million, $103 million and $219 million for the years ended December 31, 2002, 2001 and 2000, respectively.

      During 2004, we expect to spend a total of approximately $800 million to $900 million on capital expenditures. The nature of these expenditures is expected to continue to migrate from upgrade/rebuild to customer premise equipment and scaleable infrastructure. Expected capital expenditures for 2004 are consistent with our expected capital expenditures for 2003 and significantly lower than 2002 levels because our rebuild and upgrade plans are largely completed, a greater portion of our work force is focused on maintenance and period related activities, our purchases of digital set-top terminals have declined and the volume of installation related activities has declined.

      We have adopted capital expenditure disclosure guidance, which was developed by eleven publicly traded cable system operators, including Charter, with the support of the National Cable & Telecommunications Association (“NCTA”). The new disclosure is intended to provide more consistency in the reporting of operating statistics in capital expenditures and customer relationships among peer companies in the cable industry. These disclosure guidelines are not required disclosure under GAAP, nor do they impact our accounting for capital expenditures under GAAP.

      The following table presents our major capital expenditures categories in accordance with NCTA disclosure guidelines for the nine months ended September 30, 2003 and 2002 and the years ended December 31, 2002 and 2001 (dollars in millions):

	Nine Months Ended		Years Ended
	September 30,		December 31,

	2003	2002	2002	2001

Customer premise equipment(a)	$253	$587	$740	$917
Scalable infrastructure(b)	35	179	259	308
Line extensions(c)	69	69	101	161
Upgrade/ Rebuild(d)	76	558	775	1,013
Support capital(e)	48	157	220	396

Total capital expenditures(f)	$481	$1,550	$2,095	$2,795

(a)	Customer premise equipment includes costs incurred at the customer residence to secure new customers, revenue units and additional bandwidth revenues. It also includes customer installation costs in accordance with SFAS 51 and customer premise equipment (e.g., set-top terminals and cable modems, etc.).

(b)	Scalable infrastructure includes costs, not related to customer premise equipment or our network, to secure growth of new customers, revenue units and additional bandwidth revenues or provide service enhancements (e.g., headend equipment).

(c)	Line extensions include network costs associated with entering new service areas (e.g., fiber/coaxial cable, amplifiers, electronic equipment, make-ready and design engineering).

(d)	Upgrade/rebuild includes costs to modify or replace existing fiber/coaxial cable networks, including betterments.

(e)	Support capital includes costs associated with the replacement or enhancement of non-network assets due to technological and physical obsolescence (e.g., non-network equipment, land, buildings and vehicles).

(f)	Represents all capital expenditures made during the nine months ended September 30, 2003 and 2002, and the years ended December 31, 2002 and 2001, respectively.

New Accounting Standards

      Statement of Financial Accounting Standards (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations,” addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. We adopted SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 did not have a material impact on our financial condition or results of operations.

      In April 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” SFAS No. 145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. We have adopted SFAS No. 145 beginning January 1, 2003, except for the provisions relating to the amendment of SFAS No. 13, which were adopted for transactions occurring subsequent to May 15, 2002. The adoption of SFAS No. 145 did not have a material impact on our consolidated financial statements.

      In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred rather than when a company commits to such an activity and also establishes fair value as the objective for initial measurement of the liability. SFAS No. 146 was adopted by us for exit or disposal activities that were initiated after December 31, 2002. Adoption of SFAS No. 146 did not have a material impact on our consolidated financial statements.

      In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 expands on the accounting guidance of SFAS No.’s 5, 57, and 107 and supercedes FIN 34. FIN 45 clarifies that a guarantor is required to disclose in its interim and annual financial statements its obligations under certain guarantees that it has issued, including the nature and terms of the guarantee, the maximum potential amount of future payments under the guarantee, the carrying amount, if any, for the guarantor’s obligations under the guarantee, and the nature and extent of any recourse provisions or available collateral that would enable the guarantor to recover the amounts paid under the guarantee. FIN 45 also clarifies that, for certain guarantees, a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN 45 does not prescribe a specific approach for subsequently measuring the guarantor’s recognized liability over the term of the related guarantee. The initial recognition and initial measurement provisions of FIN 45 apply on a prospective basis to certain guarantees issued or modified after December 31, 2002. The disclosure requirements in FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. We adopted the disclosure provisions of FIN 45 in the fourth quarter of 2002 and adopted the initial recognition and measurement provisions of FIN 45 on January 1, 2003, as required by the Interpretation. For more information, see Note 9 to our historical consolidated financial statements contained elsewhere in this prospectus. The impact of the adoption of FIN 45 will depend on the nature and terms of guarantees entered into or modified by us in the future.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.” SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, it amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used on reported results. SFAS No. 148 was adopted by us beginning January 1, 2003. On January 1, 2003, we also adopted SFAS No. 123, “Accounting for Stock-Based Compensation” on the prospective method under which we recognize compensation expense of a stock-based award to an employee over the vesting period based on the fair value of the award on the grant date.

      In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities,” an interpretation of ARB No. 51 (“FIN 46”), which addresses consolidation by business enterprises of variable interest entities. This Interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among the parties involved. This Interpretation applies to variable interest entities created after January 31, 2003. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The adoption of FIN 46 did not have a material impact on our consolidated financial statements.

      In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on our consolidated financial statements.

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on our consolidated financial statements.

Interest Rate Risk

      We are exposed to various market risks, including fluctuations in interest rates. We use interest rate risk management derivative instruments, such as interest rate swap agreements and interest rate collar agreements (collectively referred to herein as interest rate agreements) as required under the terms of the credit facilities of our subsidiaries. Our policy is to manage interest costs using a mix of fixed and variable rate debt. Using interest rate swap agreements, we agree to exchange, at specified intervals through 2007, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. Interest rate collar agreements are used to limit our exposure to, and to derive benefits from, interest rate fluctuations on variable rate debt to within a certain range of rates. Interest rate risk management agreements are not held or issued for speculative or trading purposes.

      As of September 30, 2003 and December 31, 2002, long-term debt totaled approximately $7.9 billion and $8.1 billion, respectively. This debt was comprised of approximately $7.6 billion and $7.8 billion of debt under our subsidiaries’ credit facilities, and $293 million and $277 million of other long-term debt at September 30, 2003 and December 31, 2002, respectively. In addition, amounts owed to parent companies totaled approximately $37 million and $133 million as of September 30, 2003 and December 31, 2002, respectively. As of September 30, 2003 and December 31, 2002, the blended weighted average interest rate was approximately 5.6%. Approximately 50% of our debt was effectively fixed including the effects of our interest rate hedge agreements as of September 30, 2003 as compared to approximately 51% at December 31, 2002. The fair value of our variable-rate debt was approximately $7.1 billion and approximately $6.4 billion at September 30, 2003 and December 31, 2002, respectively. The fair value of our fixed-rate debt was approximately $297 million and approximately $212 million at September 30, 2003 and December 31, 2002, respectively. The fair value of fixed-rate debt and variable rate debt is based on quoted market prices.

      We have certain interest rate derivative instruments that have been designated as cash flow hedging instruments. Such instruments are those which effectively convert variable interest payments on certain debt instruments into fixed payments. For qualifying hedges, SFAS No. 133 allows derivative gains and losses to offset related results on hedged items in the consolidated statement of operations. We have formally documented, designated and assessed the effectiveness of transactions that receive hedge accounting. For the nine months ended September 30, 2003 and 2002, gain (loss) on derivative instruments and hedging activities, net includes a gain of $8 million and a loss of $3 million, respectively, which represent cash flow hedge ineffectiveness on interest rate hedge agreements arising from differences between the critical terms of the agreements and the related hedged obligations. Changes in the fair value of interest rate agreements designated as hedging instruments of the variability of cash flows associated with floating-rate debt obligations are reported in accumulated other comprehensive loss. For the nine months ended September 30, 2003 and 2002, a gain of $30 million and a loss of $70 million, respectively, related to derivative instruments designated as cash flow hedges was recorded in accumulated other comprehensive loss. The amounts are subsequently reclassified into interest expense as a yield adjustment in the same period in which the related interest on the floating-rate debt obligations affects earnings (losses).

      Certain interest rate derivative instruments are not designated as hedges, as they do not meet the effectiveness criteria specified by SFAS No. 133. However, we believe such instruments are closely correlated with the respective debt, thus managing associated risk. Interest rate derivative instruments not designated as hedges are marked to fair value with the impact recorded as other income or expense. For the nine months ended September 30, 2003 and 2002, we recorded a gain of $27 million and a loss of $103 million, respectively, in gain (loss) on derivative instruments and hedging activities, net for interest rate derivative instruments not designated as hedges.

      The table set forth below summarizes the fair values and contract terms of financial instruments subject to interest rate risk maintained by us as of September 30, 2003 (dollars in millions):

									Fair Value at
									September 30,
	2003	2004	2005	2006	2007	2008	Thereafter	Total	2003

Debt
Fixed Rate	$66	$—	$—	$—	$—	$228	$—	$294	$297
Average Interest Rate	11.88%	—	—	—	—	10.93%	—	11.15%
Variable Rate	$42	$188	$438	$1,314	$2,079	$3,535	$—	$7,596	$7,083
Average Interest Rate	3.08%	3.28%	4.78%	5.83%	6.59%	7.69%	—	6.77%
Interest Rate Instruments
Variable to Fixed Swaps	$285	$715	$990	$873	$400	$—	$—	$3,263	$212
Average Pay Rate	8.01%	7.35%	7.08%	7.27%	7.34%	—	—	7.30%
Average Receive Rate	3.60%	3.56%	5.06%	6.17%	6.73%	—	—	5.11%

      The notional amounts of interest rate instruments do not represent amounts exchanged by the parties and, thus, are not a measure of our exposure to credit loss. The amounts exchanged are determined by reference to the notional amount and the other terms of the contracts. The estimated fair value approximates the costs (proceeds) to settle the outstanding contracts. Interest rates on variable debt are estimated using the average implied forward London Interbank Offering Rate (“LIBOR”) rates for the year of maturity based on the yield curve in effect at September 30, 2003.

      At September 30, 2003 and December 31, 2002, we had outstanding $3.3 billion and $3.4 billion, respectively, and $520 million and $520 million, respectively, in notional amounts of interest rate swaps and collars, respectively. The collar agreements are structured so that if LIBOR falls below 5.3%, we pay 6.7%. If the LIBOR rate is between 5.3% and 8.0%, we pay LIBOR. If LIBOR falls between 8.0% and 9.9%, the LIBOR rate is capped at 8.0%. If rates go above 9.9%, the cap is removed. The fair value of the collar agreements is a liability of $16 million at September 30, 2003.

      We do not hold collateral for these instruments and are therefore subject to credit loss in the event of nonperformance by the counter party to the interest rate exchange agreement. However the counterparties are banks and we do not anticipate nonperformance by any of them on the interest rate exchange agreement.

BUSINESS

Overview

      CCO Holdings is an indirect subsidiary of Charter and Charter Holdings, and a direct subsidiary of CCH II. We are a broadband communications company operating in the United States, with approximately 12.4 million homes passed and approximately 6.57 million customers in 40 states. We define broadband communications as those that provide voice, video and high-speed data services through a single infrastructure. Through our broadband network of coaxial and fiber optic cable, we offer video, high-speed data, other advanced broadband services and telephony. We offer analog video service to all of our homes passed and we offer digital video service to approximately 99% of our homes passed. From these homes passed, we serve approximately 6.5 million analog video customers of which approximately 2.7 million are also digital video customers. We offer high-speed data service to approximately 85% of our homes passed and we serve approximately 1.5 million high-speed data customers. We also provide telephony service to approximately 24,100 customers in two markets.

      At September 30, 2003, our investment in cable properties, long-term debt, and total member’s equity was $20.6 billion, $7.9 billion, and $10.7 billion, respectively. Our working capital deficit was $560 million at September 30, 2003. For the year ended December 31, 2002, our revenues and net loss were approximately $4.6 billion and $5.3 billion, respectively. We have had a history of net losses and expect to continue to report net losses for the foreseeable future. The principal reasons for our prior net losses include our depreciation and amortization expenses, impairment charges on franchises and interest costs on borrowed money, which increased in the aggregate $3.4 billion and $187 million, respectively for the year ended December 31, 2002 as compared to December 31, 2001 and for the year ended December 31, 2001 as compared to December 31, 2000. A non-cash impairment charge of $4.6 billion was recognized in the fourth quarter of 2002. See “Selected Historical Consolidated Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

      We are wholly owned by our indirect parent company, Charter Holdings, and indirectly owned in part by Charter. Charter was organized as a Delaware corporation in 1999 and completed an initial public offering of its Class A common stock in November 1999. Charter is a holding company whose principal assets are an approximate 46.5% equity interest and a 100% voting interest in Charter Communications Holding Company, LLC, the direct parent of Charter Holdings. Charter’s only business is to act as the sole manager of Charter Communications Holding Company, LLC and its subsidiaries, including us. As sole manager, Charter controls the affairs of Charter Communications Holding Company, LLC and its subsidiaries, including us. Certain of our subsidiaries commenced operations under the “Charter Communications” name in 1994, and our growth to date has been primarily due to acquisitions and business combinations, most notably acquisitions completed from 1999 through 2001, pursuant to which we acquired a total of approximately 5.5 million customers. We do not expect to make any significant acquisitions in the foreseeable future, but plan to evaluate opportunities to consolidate our operations geographically through exchanges of cable systems with other cable operators, as they arise. We may also sell certain assets from time to time. Paul G. Allen controls Charter with an as-converted common equity interest of 58.1% and a beneficial voting control interest of 92.8% and accordingly, indirectly controls us. Our principal executive offices are located at Charter Plaza, 12405 Powerscourt Drive, St. Louis, Missouri 63131. Our telephone number is (314) 965-0555.

Business Strategy

      Our principal financial goal is to maximize our return on invested capital. To do so, we will focus on increasing revenues, improving customer retention and enhancing customer satisfaction by providing reliable, high-quality service offerings, superior customer service and attractive bundled offerings.

      Specifically, we expect that our near term operational focus will be to:

•	increase revenue from sales of core and advanced services through improved marketing efforts;

•	improve customer retention through simplified and competitive packaging and pricing and continued focus on customer satisfaction;

•	decrease operating costs by exercising discipline in capital and operating spending and by capitalizing on economies of scale to improve efficiency; and

•	renew our organizational and employee focus on competition and the customer.

      We believe our current service offerings, particularly our digital video and high-speed data services, provide customers greater choice in the selection of services through an increased variety of bundled packages of services. Our widespread digital platform already enables a significant number and variety of channels, and our plan is to offer customers the opportunity to choose among groups of channel offerings (including premium channels such as Cinemax® and HBO®) and to combine those video offerings with other services such as high-speed data services, high-definition television (in selected markets) and video on demand.

      We believe that our high-speed data service has the potential to provide a significant portion of our revenue growth in the near future. Therefore, we will focus our marketing efforts in this area, principally on residential customers. We also plan to continue to expand our marketing of our high-speed data service to the business community, which we believe has shown an increasing interest in high-speed data service and private network services.

      We will continue our efforts to improve customer satisfaction through consolidation and outsourcing of customer contact centers, which we have reduced from over 300 at December 31, 2000, to 64 at September 30, 2003. Our 25 largest customer contact centers now serve approximately 96% of our customers. We anticipate that this initiative will assist us in reducing customer contact rates and call abandonment rates, thereby improving customer satisfaction while also reducing costs. We believe that consolidation and standardization of call centers enable us to provide a more consistent experience for our customers and improve sales through use of better-trained and more efficient and sales-oriented customer service representatives.

      We intend to continue to take advantage of our significant investment in our broadband infrastructure. Our rebuilt plant should allow us to pursue new revenue growth opportunities as they arise while also improving our quality of service delivery in rebuilt areas and reducing our capital expenditure requirements from prior years. In the near term, we expect that our revenue growth opportunities will come from continued expansion of high-speed data and complementary video service offerings such as high-definition television, video on demand and advanced interactive services including digital video recording devices. Further revenue growth opportunities exist as we continue to develop and introduce telephony in selected markets. See “— Our Network Technology.”

Charter Background

      In 1998, Mr. Allen acquired approximately 99% of the non-voting economic interests in Marcus Cable, which owned various operating subsidiaries that served approximately 1.1 million customers. Thereafter, in December 1998, Mr. Allen acquired, through a series of transactions, approximately 94% of the equity interests of Charter Investment, Inc., which controlled various operating subsidiaries that serviced approximately 1.2 million customers.

      In March and April of 1999, Mr. Allen acquired the remaining interests in Marcus Cable and, through a series of transactions, combined the Marcus companies with the Charter companies. As a consequence, the former operating subsidiaries of Marcus Cable and all of the cable systems they owned came under the ownership of Charter Holdings.

      In July 1999, Charter was formed as a wholly owned subsidiary of Charter Investment, Inc., and in November 1999, Charter completed its initial public offering.

      During 1999 and 2000, Charter completed 16 cable system acquisitions for a total purchase price of $14.7 billion including $9.1 billion in cash, $3.3 billion of assumed debt, $1.9 billion of equity interests issued and Charter cable systems valued at $420 million. These transactions resulted in a net total increase of approximately 3.9 million customers as of their respective dates of acquisition.

      In February 2001, Charter entered into several agreements with AT&T Broadband, LLC involving several strategic cable system transactions that resulted in a net addition of customers for our systems. In the AT&T transactions, which closed in June 2001, Charter acquired cable systems from AT&T Broadband serving approximately 551,000 customers for a total of $1.74 billion consisting of $1.71 billion in cash and a Charter cable system valued at $24 million. In 2001, Charter also acquired all of the outstanding stock of Cable USA, Inc. and the assets of certain of its related affiliates in exchange for consideration valued at $100 million (consisting of Series A preferred stock with a face amount of $55 million and the remainder in cash and assumed debt).

      During 2002, Charter purchased additional cable systems in Illinois serving approximately 28,000 customers, for a total cash purchase price of approximately $63 million.

      For additional information regarding Charter’s acquisitions see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Acquisitions.”

Products and Services

      We offer our customers traditional video programming (analog and digital video) as well as high-speed data services and in some areas advanced broadband services such as video on demand and interactive television. We sell our video programming and high-speed data services on a subscription basis, with prices and related charges that vary primarily based on the type of services selected, whether the services are sold as a “bundle” versus on an “a la carte” basis, and the equipment necessary to receive the services, with some variation in prices depending on geographic location. To date, we have made telephony available to only a limited number of customers.

      Because of our network architecture, with digital capability, high bandwidth capacity and two-way activated plant, we are able to offer customers a number of new and advanced services. Our advanced services include or may include:

•	video on demand;

•	high-definition television;

•	voice communications services using voice-over-Internet-protocol technology;

•	private network services, such as voice and data transmission services to a network of interconnected locations of a single customer; and

•	various interactive features, such as virtual interactive channels for news, finance, weather, sports, shopping, movie theater listings, games, an interactive program guide and interactive on-screen broadcast programming.

      The following table summarizes our approximate customer statistics for analog and digital video, high-speed data, advanced services and telephony as of September 30, 2003, December 31, 2002 and September 30, 2002:

	Approximate as of

	September 30,	December 31,	September 30,
	2003(a)	2002(a)	2002(a)

Customer Summary:
Customer relationships:
Video customers(b)(c)	6,498,100	6,578,800	6,647,600
Non-video customers(b)	75,200	55,900	50,300

Total customer relationships(d)	6,573,300	6,634,700	6,697,900

Average monthly revenue per customer relationship(e)	$61.37	$59.45	$57.66
Bundled customers(f)	1,414,500	1,082,200	919,600
Revenue Generating Units:
Analog video customers(b)(c)	6,498,100	6,578,800	6,647,600
Digital video customers(g)	2,664,800	2,682,800	2,527,700
High-speed data customers(h)(i)	1,489,700	1,138,100	969,900
Telephony customers(j)	24,100	22,800	19,700

Total revenue generating units(k)	10,676,700	10,422,500	10,164,900

Video Services:
Analog Video:
Estimated homes passed(l)	12,403,400	11,925,000	11,911,900
Analog video customers(b)(c)	6,498,100	6,578,800	6,647,600
Estimated penetration of analog video homes passed(b)(c)(l)(m)	52%	55%	56%
Average monthly analog revenue per analog video customer(n)	$36.66	$36.29	$35.75
Digital Video:
Estimated digital homes passed(l)	12,243,300	11,547,000	11,492,800
Digital video customers(g)	2,664,800	2,682,800	2,527,700
Estimated penetration of digital homes passed(g)(l)(m)	22%	23%	22%
Digital percentage of analog video customers(b)(c)(g)(o)	41%	41%	38%
Digital set-top terminals deployed	3,749,200	3,772,600	3,537,800
Average incremental monthly digital revenue per digital video customer(n)	$23.41	$22.77	$23.77
Estimated video on demand homes passed(l)	3,948,700	3,195,000	1,994,700
Non-Video Services:
High-Speed Data Services:
Estimated high-speed data homes passed(l)	10,496,900	9,826,000	8,973,200
Residential high-speed data customers(h)(i)	1,489,700	1,138,100	969,900
Estimated penetration of high-speed data homes passed(h)(i)(l)(m)	14%	12%	11%

	Approximate as of

	September 30,	December 31,	September 30,
	2003(a)	2002(a)	2002(a)

Average incremental monthly high-speed data revenue per high-speed data customer(n)	$34.05	$32.89	$33.70
Dial-up customers	10,900	14,200	15,800
Telephony customers(j)	24,100	22,800	19,700

(a)	“Customers” include all persons shown by our corporate billing records as receiving service (regardless of their payment status and including all customers added through the promotional programs described in the notes below), except for complimentary accounts (such as our employees).

(b)	“Analog video customers” include all customers who purchase video services (including those who also purchase high-speed data and telephony services), but excludes approximately 75,200, 55,900 and 50,300 customer relationships at September 2003, December 31, 2002 and September 30, 2002, respectively, who pay for high-speed data service only and who are only counted as high-speed data customers, and therefore are shown as “non-video” customers. This represents a change in our methodology from prior reports through September 30, 2002, in which high-speed data service only customers were included within our analog video customers. We made this change because we determined that most of these customers were unable to receive our most basic level of analog video service because this service was physically secured or blocked, was unavailable in certain areas or the customers were unaware that this service was available to them. However, this year, through an ongoing study, we have determined that 13,400 of these high-speed data customers have been receiving or were otherwise upgraded to receive analog video services, and we have therefore added these customers to the September 30, 2003 analog video customer totals. The September 30, 2003, non-video customer total was increased by 20,400 from previously reported amounts. Additionally, of the total analog video customers reported, 135,200 were added during the quarter ended September 30, 2003 pursuant to promotional programs, which included the initial two months of service for free. There is no assurance that these new customers will remain as customers once the period of free service expires.

(c)	Included within video customers are those in commercial and multi-dwelling structures, which are calculated on an equivalent bulk unit (“EBU”) basis. EBU is calculated for a system by dividing the bulk price charged to accounts in an area by the most prevalent price charged to non-bulk residential customers in that market for the comparable tier of service. The EBU method of estimating analog video customers is consistent with the methodology used in determining costs paid to programmers and has been consistently applied year over year. As we increase our effective analog prices to residential customers without a corresponding increase in the prices charged to commercial service or multi-dwelling customers, our EBU count will decline even if there is no real loss in commercial service or multi-dwelling customers. Our policy is not to count complimentary accounts (such as our employees) as customers.

(d)	“Customer relationships” include the number of customers that receive at least one or more levels of service, encompassing video and data services, without regard to which service(s) such customers receive. This statistic is computed in accordance with the industry standard guidelines of the National Cable & Telecommunications Association (NCTA) that have been adopted by eleven publicly traded cable operators, including Charter.

(e)	Average monthly revenue per customer relationship is calculated as total quarterly revenue divided by three divided by the average number of customer relationships during the respective quarter.

(f)	Bundled customers include customers subscribing to Charter’s video service and high-speed data service. Bundled customers do not include customers who only subscribe to video service.

(g)	“Digital video customers” include all households that have one or more digital set-top terminals. Included in digital video customers on September 30, 2003, December 31, 2002 and September 30, 2002 are approximately 12,600, 27,500 and 13,400 customers, respectively, that receive digital video service directly through satellite transmission. Additionally, of the total digital video customers reported, 121,000 were added during the quarter ended September 30, 2003 pursuant to promotional programs, which included the initial two months of service for free. There is no assurance that these new customers will remain as customers once the period of free service expires.

(h)	As noted above, all of these customers also receive video service and are included in the video statistics above, except that the video statistics do not include approximately 75,200, 55,900 and 50,300 of these customers at September 30, 2003, December 31, 2002 and September 30, 2002, respectively, who were high-speed data only customers. Additionally, 103,800 of our high-speed data customers were added during the quarter ended September 30, 2003 pursuant to promotional programs, which included the initial two months of service for free. There is no assurance that these new customers will remain as customers once the period of free service expires.

(i)	During the first three quarters of 2002, commercial high-speed data customers were calculated on an Equivalent Modem Unit or EMU basis, which involves converting commercial revenues to residential customer counts. Given the growth plans for our commercial data business, we do not believe that converting commercial revenues to residential customer counts is the most meaningful way to disclose or describe this growing business. We, therefore, excluded 85,500 EMUs that were previously reported in our September 30, 2002 customer totals for comparative purposes.

(j)	“Telephony customers” include all households purchasing telephone service.

(k)	“Revenue generating units” represent the sum total of all primary analog video, digital video, high-speed data and telephony customers (including those under promotional pricing programs that may not generate cash revenues initially or at all), not counting additional outlets within one household. For example, a customer who receives two types of services (such as analog video and digital video) would be treated as two revenue generating units, and if that customer added on high-speed data service, the customer would be treated as three revenue generating units. This statistic is computed in accordance with the industry standard guidelines of the NCTA that have been adopted by eleven publicly traded cable operators, including Charter.

(l)	“Homes passed” represent our estimate of the number of living units, such as single family homes, apartment units and condominium units passed by the cable distribution network in the areas where we offer the service indicated. Homes passed excludes commercial units passed by the cable distribution network. The figures in this table reflect an increase at September 30, 2003 in our estimated homes passed from that previously reported by Charter and Charter Holdings for June 30, 2003. This increase is in part due to a refinement of methods used to estimate homes passed and in part due to line mileage within our network that was not previously reflected.

(m)	Penetration represents customers as a percentage of homes passed.

(n)	“Average monthly revenue” represents quarterly revenue for the service indicated divided by three divided by average number of customers for the service indicated during the respective quarter.

(o)	Represents the number of digital video customers as a percentage of analog video customers.

   Video Services

      Our video service offerings include the following:

•	Basic Video. All of our video customers receive a package of basic programming, transmitted via an analog signal, which generally consists of local broadcast television, local community programming, including governmental and public access, and limited satellite delivered or non-broadcast channels. Our basic channel line-up generally has between 15 and 30 channels.

•	Expanded Basic Video. This expanded programming level includes a package of satellite-delivered or non-broadcast channels (such as ESPN®, CNN® and Lifetime® Television), and generally has between 30 and 50 channels, in addition to the basic channel line-up.

•	Premium Channels. These channels provide commercial-free movies, sports and other special event entertainment programming. Although we offer subscriptions to premium channels, such as

Home Box Office®, Cinemax, Starz and Encore, on an individual basis, we offer an increasing number of premium channel packages and offer premium channels with our advanced services.

•	Pay-Per-View. These channels allow customers to pay on a per event basis to view a single showing of a recently released movie, a one-time special sporting event or music concert on a commercial-free basis.

•	Digital Tiers. We offer digital service to our customers in several different service combination packages. All digital packages include a digital set-top terminal, an interactive electronic programming guide, up to 45 channels of CD-quality digital music, and an expanded menu of pay-per-view channels from 4 to 30 additional video channels. We also offer our customers certain digital packages with one or more premium channels of their choice with “multiplexes.” Multiplexes give customers access to several different versions of the same premium channel which are varied as to time of broadcast (such as east and west coast time slots) or programming content theme (such as westerns or romance). Some digital tier packages are focused on the interests of a particular customer demographic and emphasize, for example, sports, movies, family or ethnic programming. Other digital packages bundle digital television with other advanced services, such as high-speed data services.

     Data Services

      We offer high-speed data services to our residential and commercial customers primarily via cable modems attached to personal computers. We generally offer high-speed data services as Charter HIGH-SPEED INTERNET, although in certain markets we offer this service in conjunction with a third-party provider. For our Charter HIGH-SPEED INTERNET customers, we have a custom start page that is co-branded with Microsoft Corporation’s network of websites, known as MSN®, with content modules that we provide, including, for example, movie trailers, previews of movies on pay-per-view and video on demand, and television listings. In 2002, we began to offer a self-install option for cable modems. We also offer traditional dial-up Internet access in a very limited number of our markets.

     Advanced Services

      We continue to test, evaluate and, deploy new advanced services that we believe will either provide new revenue streams to offset overall increasing programming costs or enhance our appeal to consumers to counter competitive threats. In that regard, in addition to our core video and data service offerings, we continue to develop and explore various advanced services. These advanced services include:

•	Video On Demand. We offer video on demand service, by which customers can access hundreds of movies and other programming at any time, with digital picture quality. In some cases we offer subscription video on demand, or video on demand programming that is available on a category basis, for a single monthly fee.

•	Telephony/ Voice Services. We continue to explore development and deployment of voice communications services using voice-over-Internet protocol to transmit digital voice signals over our systems. In September 2002, we commercially deployed voice-over-Internet protocol service to approximately 16,200 homes passed in one market. We also offer traditional switch-based telephony to approximately 75,000 homes passed in one area as a result of an acquisition.

•	High-Definition Television. We began to offer high-definition television on a limited basis in 18 markets in the second half of 2002. High-definition television will provide our digital customers with video services at a higher resolution than standard television.

•	Commercial Services. We offer integrated network solutions to commercial and institutional customers. These solutions include high-speed data and video services. In addition, we offer high-speed data services to local businesses.

     Other New Business Initiatives

      In 2003, Charter Communications Holding Company, LLC entered into an agreement with Motorola, Inc. for the manufacture of an advanced broadband media center terminal. We are currently in test deployment and we anticipate commercial deployment in Spring 2004. This media center has software designed by Digeo, Inc., including digital video recording capabilities (“DVR”), advanced graphics and navigation services, interactive data products, as well as other enhanced features, and to operate in conjunction with certain existing digital set-top terminals. Built-in DVR capability in the set-top terminal would enable customers to store video and audio content. A Charter subsidiary and an affiliate of Mr. Allen both own equity interests in Digeo, Inc. See “Certain Relationships and Related Party Transactions — Third Party Business Relationships in which Mr. Allen has an Interest.”

     Digital Video Recorder

      In December 2003, we launched DVR services in five markets. We expect to continue to deploy DVR solutions in multiple markets throughout 2004.

     Sale of Advertising

      We receive revenue from the sale of local advertising on satellite-delivered networks such as MTV®, CNN® and ESPN®. In any particular market, we generally insert local advertising on a minimum of four networks, and have covered up to 45 channels. Our system rebuild and digital services launches have increased the number of available channels on which we are able to insert local advertising. We also provide cross-channel advertising to certain programmers.

Pricing for Our Products and Services

      Our revenues are derived principally from the monthly fees our customers pay for various services we offer. The prices we charge vary based on the market served and level of service selected and are usually adjusted on an annual basis. A one-time installation fee, which is often waived during certain promotional periods for a standard installation, is charged to new customers.

      In accordance with the FCC’s rules, the prices we charge for cable-related equipment, such as set-top terminals and remote control devices, and for installation services are based on actual costs plus a permitted rate of return.

      Although our service offerings vary by market because of differences in the bandwidth capacity of the cable systems in each of our markets and competitive and regulatory factors, our services, when offered on a stand-alone basis, are typically offered at monthly price ranges, excluding franchise fees and other taxes, as follows:

Price Range
Service	September 30, 2003

Analog video packages	$9.00 - $53.63
Premium channel	$10.00 - $15.00
Pay-per-view (per movie or event)	$3.99 - $49.99
Digital video packages (which include high-speed data for higher tiers)	$49.99 - $95.99
High-speed Internet access by cable modem	$29.99 - $59.99
Video on demand (per selection)	$0.99 - $13.99

      In addition, from time to time we offer free service or reduced-price service during promotional periods, including during the quarter ended September 30, 2003, in order to attract new customers. There is no assurance that these new customers will remain as customers when the period of free service expires.

Our Network Technology

      We have upgraded the technical quality and capacity of a large portion of our existing systems. We have substantially completed our build-out of new systems to a minimum bandwidth of 550 megahertz or greater, which allows us to:

•	offer digital television, high-speed data services and other digital products and services;

•	increase channel capacity up to 82 analog channels, and add even more channels and services when our bandwidth is used for digital signal transmission; and

•	for systems with bandwidth of at least 550 megahertz, permit two-way communication, so that Internet access does not require a separate telephone line and our systems can provide interactive services, and potentially, telephony services.

      We have no current plans to rebuild or upgrade any of our systems, other than those for which rebuilding or upgrading is currently in progress.

      As part of our upgrade, we have significantly reduced the number of headends that serve our customers from 1,138 at January 1, 2001 to 750 at September 30, 2003. Because headends are the control centers of a cable television system, where incoming signals are amplified, converted, processed and combined for transmission to the customer, reducing the number of headends reduces related equipment, service personnel and maintenance expenditures. We expect that headend consolidation, together with our other upgrades, will allow us to provide enhanced picture quality and greater system reliability. As a result of the upgrade, approximately 88% of our customers are now served by headends serving at least 10,000 customers.

      The following table describes the technological capacity of our systems as of September 30, 2003, and the anticipated progress of planned upgrades through the end of 2003, based on the percentage of our customers that we expect will be served by the bandwidths listed below and which will have access to two-way communication capability:

		550 megahertz
	Less than	to	750	870	Two-way	Two-way
	550 megahertz	660 megahertz	megahertz	megahertz	capability	enabled

September 30, 2003	8%	5%	42%	45%	92%	84%
December 31, 2003	7%	5%	42%	46%	93%	84%

      See “— Products and Services” for statistics regarding the approximate number of our customers who purchase the various services enabled by these upgrades.

      As of September 30, 2003, our cable systems consisted of approximately 219,900 sheath miles, including approximately 48,400 sheath miles of fiber optic cable, passing approximately 12.4 million households and serving approximately 6.57 million customers.

      We have adopted the hybrid fiber coaxial cable (“HFC”) architecture as the standard for our ongoing systems upgrades. HFC architecture combines the use of fiber optic cable with coaxial cable. Fiber optic cable is a communication medium that uses glass fibers to transmit signals over long distances with minimum signal loss or distortion. Fiber optic cable has excellent broadband frequency characteristics, noise immunity and physical durability and can carry hundreds of video, data and voice channels over extended distances. Coaxial cable is less expensive and requires a more extensive signal amplification in order to obtain the desired transmission levels for delivering channels. In most systems, we deliver our signals via fiber optic cable from the headend to a group of nodes, and use coaxial cable to deliver the signal from individual nodes to the homes passed served by that node. Our system design enables a maximum of 500 homes passed to be served by a single node. Currently, our average node serves approximately 385 homes passed. Our system design provides for six strands of fiber to each node, with two strands activated and four strands reserved for spares and future services. We believe that this hybrid network design provides high capacity and superior signal quality. The design also provides reserve capacity for the addition of future services.

      The primary advantages of HFC architecture over traditional coaxial-only cable networks include:

•	increased bandwidth capacity, for more channels and other services;

•	dedicated bandwidth for two-way services, which avoids reverse signal interference problems that can otherwise occur with two-way communication capability; and

•	improved picture quality and service reliability.

      We currently maintain two national network operations centers to monitor our networks and to further our strategy of providing high quality service. Monitoring becomes increasingly important as we increase the number of customers utilizing two-way high-speed data service. Our enhanced dispatch centers will focus on local network operations and the reliability and performance of our advanced architecture, and will replace our existing regional operating centers.

Management of Our Systems

      Our operating philosophy emphasizes local management making local decisions that affect customers. At the same time, with a view to becoming more efficient and consistent in operations, we have consolidated from three divisions and ten regions to only five operating divisions and have eliminated certain layers of our management structure. Each operating division is managed and supported by operational, marketing and engineering personnel at the divisional level. We expect this reorganization will facilitate the establishment of and adherence to standard practices, imaging and branding throughout our systems and better communication of policy decisions so as to enhance consistency of service delivery, improve operational efficiency and create the potential for cost reductions through further exploitation of economies of scale.

      We continue to have centralized financial management by our corporate office, which enables us to set financial and operating benchmarks and monitor system performance on an ongoing basis. Our corporate office also performs certain financial and administrative functions, on a centralized basis, such as accounting, internal audit, purchasing, marketing, programming contract administration and information technology.

Customer Care

      Historically, we have fielded customer service requests, inquiries and complaints through a large number of small customer service centers throughout the country. As a consequence of our aggressive acquisition program in 1999 through 2001, the number of these service centers grew rapidly and in 2000 was in excess of 300 service centers. We believe that maintaining such a large number of service centers hindered our ability to maximize the consistency of our service delivery and related customer satisfaction due to the logistical challenges and poor economies of scale inherent in maintaining and supervising such a large number of service centers.

      In an effort to better serve our customers, we are consolidating our local customer care functions by operating technologically advanced, high-volume customer contact centers, and as a result we have closed and expect to continue to close a number of local payment and customer service centers. By establishing regional customer contact centers, we are able to service our customers 24 hours a day, seven days a week and utilize technologically advanced equipment that we believe enhances interactions with our customers. Our customer care specialists receive specialized training to develop customer contact skills and product knowledge that are targeted towards prompt and responsive resolution of customer complaints and customer retention, as well as towards selling additional and higher levels of service to our customers. At September 30, 2003, we operated fourteen of these high-volume customer contact centers. In the first half of 2003, we arranged for third party vendors to operate four additional high-volume customer contact centers, and in the remainder of 2003 migrated additional customers to these centers. As of September 30,

2003, we had 64 customer service locations, and our 25 largest customer service locations serviced approximately 96% of our customers.

Sales and Marketing

      Charter and its subsidiaries have a centralized team responsible for overseeing the sales and the marketing strategies of our individual systems. For most of our systems with over 60,000 customers we have a dedicated marketing manager, while smaller systems are handled at the divisional level. We believe that our success in marketing comes in large part from new and innovative ideas and from good interaction, quick information flow and sharing of best practices between our corporate office, which handles programs and administration, and our field offices, which implement the various programs. In addition, we monitor the regulatory arena, customer perception, competition, pricing and product preferences to increase our responsiveness to our customers. For the nine months ended September 30, 2003, we had marketing expenditures of $80 million.

      Our long-term marketing objective is to increase our cash flow through deeper market penetration and growth in revenue per customer relationship. We hope that customers will come to view their cable connection as the best “pipeline” to the home for a multitude of services. To achieve this objective, we are pursuing the following strategies:

•	introduce new video services that differentiate Charter from our competition;

•	increase revenue per digital homes through improved packaging and introduction of new video products;

•	develop specialized programs to attract former customers, households that have never subscribed and customers of competitive services; and

•	employ Charter branding of products to promote customer awareness and loyalty.

      To increase customer penetration and increase the level of services used by our customers, we use coordinated marketing techniques, including door-to-door solicitation, telemarketing, media advertising, e-marketing, direct mail solicitation and proprietary locations.

      We also sell our services through consumer electronics retailers and other retailers that sell televisions or cable modems.

Programming

     General

      We believe that offering a wide variety of programming is an important factor that influences a customer’s decision to subscribe to and retain our cable services. We rely on market research, customer demographics and local programming preferences to determine channel offerings in each of our markets. We obtain basic and premium programming from a number of suppliers, usually pursuant to a written contract. Our programming contracts generally continue for a fixed period of time, usually from three to six years, and are subject to negotiated renewal. Some program suppliers offer financial incentives to support the launch of a channel and ongoing marketing support or launch fees. We also negotiate volume discount pricing structures. Programming costs are paid each month based on calculations performed by us and are subject to adjustment based on periodic audits performed by the programmers.

     Costs

      Programming tends to be made available to us for a flat fee per customer with discounts available for channel placement or service penetration. Some channels are available without cost to us for a limited period of time, after which we generally must pay for the programming. For home shopping channels, we receive a percentage of the amount spent in home shopping purchases by our customers on channels we carry.

      Our cable programming costs have increased, in every year we have operated, in excess of customary inflationary and cost-of-living type increases, and they are expected to continue to increase due to a variety of factors, including:

•	additional programming being provided to customers as a result of system rebuilds that increase channel capacity;

•	increased cost to produce or purchase cable programming;

•	increased cost for certain previously discounted programming; and

•	inflationary or negotiated annual increases.

      In particular, sports programming costs have increased significantly over the past several years. In addition, contracts to purchase sports programming sometimes contain built-in cost increases for programming added during the term of the contract.

      Historically, we have been able to offset increased programming costs through increased prices to our customers. However, with the impact of competition and other marketplace factors, there is no assurance that we will be able to continue to do so. In order to maintain margins despite increasing programming costs, we plan to continue to migrate certain program services from our analog level of service to our digital tiers. We expect that this migration will result in enhanced quality of programming offered on digital tiers and provide our video customers more value and more choice. These service migrations will likely result in an expansion in the number of our digital packages, which we believe will provide more options to bundle services and cover the increased programming expenses. Additionally, as our customers migrate to the digital tier packages, the customer base upon which we pay the increased product costs will proportionately decrease. Generally, to the extent that a reduced number of customers receive a given channel, our costs of providing that channel in our line-up decreases under our programming agreements, although we may lose the benefit of certain volume discounts. We also plan to seek to renegotiate the terms of our agreements with certain programmers as these agreements come due for renewal. As measured by programming costs, and excluding premium services (substantially all of which were renegotiated and renewed in 2003), approximately 56% of our current programming contracts are scheduled to expire by the end of 2004 and approximately another 11% by the end of 2005. There can be no assurance that these agreements will be renewed on favorable or comparable terms. To the extent that we are unable to reach agreement with certain programmers on terms that we believe are reasonable, we may be forced to remove such programming channels from our line-up by the programmers, which could result in a further loss of customer relationships.

Franchises

      As of September 30, 2003, our systems operated pursuant to a total of approximately 4,400 franchises, permits and similar authorizations issued by local and state governmental authorities. Each franchise is awarded by a governmental authority and such governmental authority often must approve a transfer to another party. Most franchises are subject to termination proceedings in the event of a material breach. In addition, most franchises require us to pay the granting authority a franchise fee of up to 5.0% of revenues as defined in the various agreements, provided that revenue is derived from a “cable service” which is the maximum amount that may be charged under the applicable federal law. We are entitled to and generally do pass this fee through to the customer.

      Prior to the scheduled expiration of most franchises, we initiate renewal proceedings with the granting authorities. This process usually takes three years but can take a longer period of time. The Communications Act provides for an orderly franchise renewal process in which granting authorities may not unreasonably withhold renewals. In connection with the franchise renewal process, many governmental authorities require the cable operator to make certain commitments. Historically we have been able to renew our franchises without incurring significant costs, although any particular franchise may not be renewed on commercially favorable terms or otherwise. Our failure to obtain renewals of our franchises, especially those in the major metropolitan areas where we have the most customers, would have a material adverse effect on our business, results of operations and financial condition. Approximately 16% of our franchises covering approximately 14% of our video customers have expired or will expire by December 31, 2003, and approximately 52% of our franchises covering approximately 53% of our video customers expire on or before December 31, 2008.

      Under the Telecommunications Act of 1996 (the “1996 Telecom Act”), state and local authorities are prohibited from limiting, restricting or conditioning the provision of telecommunications services. They may, however, impose “competitively neutral” requirements and manage the public rights-of-way. Granting authorities may not require a cable operator to provide telecommunications services or facilities, other than institutional networks, as a condition of an initial franchise grant, a franchise renewal, or a franchise transfer. The 1996 Telecom Act also limits franchise fees to an operator’s cable-related revenues and clarifies that they do not apply to revenues that a cable operator derives from providing new telecommunications services. In a March 2002 decision, the FCC held that revenue derived from the provision of cable modem service should not be added to franchise fee payments already limited by federal law to 5% of traditional cable service revenue. The same decision tentatively limited local franchising authority regulation of cable modem service. On October 6, 2003, the United States Court of Appeals for the Ninth Circuit vacated in part the FCC’s March 2002 decision and remanded for further proceedings. The Ninth Circuit affirmed the portion of the FCC’s March 2002 decision that cable modem service is not a “cable service”. Although the Ninth Circuit’s decision should not subject cable operators to additional cable franchise fee requirements for the provision of cable modem service, it could possibly result in other telecommunications regulation.

Competition

      We face competition in the areas of price, services, and service reliability. We compete with other providers of television signals and other sources of home entertainment. In addition, as we continue to expand into additional services such as high-speed Internet access and telephony, we face competition from other providers of each type of service. We operate in a very competitive business environment which can adversely affect our business and operations.

      In terms of competition for customers, we view ourselves as a member of the broadband communications industry, which encompasses multi-channel video for television and related broadband services, such as high-speed data and other interactive video services. In the broadband industry, our principal competitor for video services throughout our territory is direct broadcast satellite, and in markets where it is available, our principal competitor for data services is DSL. We do not consider other cable operators to be significant one-on-one competitors in the market overall, as traditional overbuilds are infrequent and spotty geographically (although in a particular market, a cable operator overbuilder would likely be a significant competitor at the local level). As of September 30, 2003, we are aware of traditional overbuild situations impacting approximately 5% of our total homes passed.

      We are the third largest cable operator based on number of cable customers. Although cable operators tend not to be direct competitors for customers, their relative size may affect the competitive landscape in terms of how a cable company competes against non-cable competitors in the market place as well as in relationships with vendors who deal with cable operators. For example, a larger cable operator might have better access to and pricing for the multiple types of services cable companies offer. Also, a larger entity might have different access to financial resources and acquisition opportunities.

Our key competitors include:

     DBS

      Direct broadcast satellite is a significant competitor to cable systems. The DBS industry has grown rapidly over the last several years, far exceeding the growth rate of the cable television industry, and now serves more than 20 million subscribers nationwide. DBS service allows the subscriber to receive video and high-speed Internet access services directly via satellite using a relatively small dish antenna. Consistent with increasing consolidation in the communications industry, News Corp., one of the world’s largest media companies, on April 9, 2003 agreed to acquire a controlling interest in DIRECTV, Inc. (“DirecTV”), the largest domestic DBS company. Affiliation with The News Corporation Limited could significantly strengthen DirecTV’s competitive posture, particularly through favorable programming arrangements with various News Corp. affiliates and subsidiaries, such as the Fox television network. In addition to the two established DBS providers, DirecTV and EchoStar Communications Corporation, Cablevision Systems Corp. launched a satellite enabling a third DBS provider, R/L DBS Company, LLC, to offer service as of the fall of 2003. EchoStar and DirecTV both have entered into joint marketing agreements with major telecommunications companies to offer bundled packages combining phone service, DSL and DBS services.

      Video compression technology and high powered satellites allow DBS providers to offer more than 200 digital channels from a single 32 transponder satellite, thereby surpassing the typical analog cable system. As of 2002, major DBS competitors offered a greater variety of channel packages, and were especially competitive at the lower end pricing, such as a monthly price of approximately $30 for 75 channels as compared to approximately $46 for the closest comparable package in most of our markets. In addition, while we continue to believe that the initial investment by a DBS customer exceeds that of a cable customer, the initial equipment cost for DBS has decreased substantially, as the DBS providers have aggressively marketed offers to new customers of incentives for discounted or free equipment, installation and multiple units. DBS providers have a national service and are able to establish a national image and branding with standardized offerings, which together with their ability to avoid franchise fees of up to 5% of revenues, leads to greater efficiencies and lower costs in the lower tiers of service. However, we believe that most consumers continue to prefer our stronger local presence in our markets. We also believe that our higher tier products, particularly our bundled premium packages, are price competitive with DBS packages and that many consumers prefer our ability to economically bundle video packages with data packages. Further, cable providers have the potential in some areas to provide a more complete “whole house” communications package when combining video, data and telephony although recent joint marketing arrangements between DBS providers and telecommunications carriers allow similar bundling of services in certain areas.

      DBS companies historically were prohibited from retransmitting popular local broadcast programming. However, a change to the copyright laws in 1999 eliminated this legal impediment. As a result, DBS companies now may retransmit such programming, once they have secured retransmission consent from the popular broadcast stations they wish to carry, and honor mandatory carriage obligations of less popular broadcast stations in the same television markets. In response to the legislation, DirecTV, Inc. and EchoStar Communications Corporation have begun carrying the major network stations in the nation’s top television markets. DBS, however, is limited in the local programming it can provide because of the current capacity limitations of satellite technology. DBS companies currently offer local broadcast programming only in the larger U.S. markets, although the number of markets covered is increasing.

      DirecTV is now providing two-way high-speed Internet access services. Another satellite company called Wildblue Communications, Inc. (formerly iSKY, Inc.) reports that it plans to deliver two-way high-speed Internet access to residential and small business markets in the contiguous United States and portions of Canada in 2004 using the Ka-band and spot beam technology. EchoStar is offering its video programming services with the Internet services provided by EarthLink, an Internet service provider, using digital subscriber line technology. In addition, EchoStar is using a recently launched satellite to test a dish-based broadband service and Hughes Network Systems is developing a new Ka-band broadband service for enterprise markets.

DSL

      The deployment of DSL allows Internet access to subscribers at data transmission speeds greater than those available over conventional telephone lines. DSL service therefore is competitive with high-speed Internet access over cable systems. Several telephone companies which already have plant, an existing customer base, and other operational functions in place (such as, billing, service personnel, etc.) and other companies offer DSL service. DSL actively markets its service and many providers have offered promotional pricing with a one-year service agreement. The FCC has initiated a rulemaking proceeding that could materially reduce existing regulation of DSL service, essentially freeing such service from traditional telecommunications regulation. It is also possible that federal legislation could reduce regulation of Internet services offered by incumbent telephone companies. Legislative action and the FCC’s decisions and policies in this area are subject to change. We expect DSL to remain a significant competitor to our data services.

      DSL and other forms of high-speed Internet access provide competition to our own provision of Internet access. For example, as discussed above, satellite-based delivery options are in development. In addition, local wireless internet services have recently begun to operate in many markets using available unlicensed radio spectrum. This service option, popularly known as “wi-fi”, offers another alternative to cable-based Internet access.

      High-speed Internet access facilitates the streaming of video into homes and businesses. As the quality and availability of video streaming over the Internet improves, video streaming may compete with the traditional delivery of video programming services over cable systems. It is possible that programming suppliers will consider bypassing cable operators and market their services directly to the consumer through video streaming over the Internet.

      Certain DSL providers have recently announced price reductions for high-speed Internet access. We believe that pricing for residential and commercial data services on our system is generally comparable to that for similar DSL services and that some residential customers prefer our ability to bundle data services with video services. However, DSL providers may currently be in a better position to offer data services to businesses since their networks tend to be more complete in commercial areas. They also have the ability to bundle telephony with data services for a higher percentage of their customers, and that ability is appealing to many consumers. Recent joint marketing arrangements between DSL providers and DBS providers may allow some additional bundling of services.

Broadcast Television

      Cable television has long competed with broadcast television, which consists of television signals that the viewer is able to receive without charge using an “off-air” antenna. The extent of such competition is dependent upon the quality and quantity of broadcast signals available through “off-air” reception compared to the services provided by the local cable system. Traditionally, cable television has provided a higher picture quality and more channel offerings than broadcast television. However, the recent licensing of digital spectrum by the FCC will provide traditional broadcasters with the ability to deliver high definition television pictures and multiple digital-quality program streams, as well as advanced digital services such as subscription video and data transmission. Walt Disney Co. recently announced the launching of a movie service that bypasses cable through direct access to homes by data streams sent over the television broadcast spectrum.

Traditional Overbuilds

      Cable television systems are operated under non-exclusive franchises granted by local authorities. More than one cable system may legally be built in the same area. It is possible that a franchising authority might grant a second franchise to another cable operator and that such a franchise might contain terms and conditions more favorable than those afforded us. In addition, entities willing to establish an open video system, under which they offer unaffiliated programmers non-discriminatory access to a portion of the system’s cable system, may be able to avoid local franchising requirements. Well-financed businesses from outside the cable industry, such as public utilities that already possess fiber optic and other transmission lines in the areas they serve, may over time become competitors. There are a number of cities that have constructed their own cable systems, in a manner similar to city-provided utility services. There also has been interest in traditional overbuilds by private companies. Constructing a competing cable system is a capital intensive process which involves a high degree of risk. We believe that in order to be successful, a competitor’s overbuild would need to be able to serve the homes and businesses in the overbuilt area on a more cost-effective basis than we can. Any such overbuild operation would require either significant access to capital or access to facilities already in place that are capable of delivering cable television programming.

      As of September 30, 2003, we are aware of overbuild situations impacting approximately 5% of our total homes passed and potential overbuild situations in areas servicing approximately 1% of our total homes passed, together representing a total of approximately 6% of our homes passed. Additional overbuild situations may occur in other systems. In response to such overbuilds, these systems have been designated priorities for the upgrade of cable plant and the launch of new and enhanced services. As of September 30, 2003, we have upgraded many of these systems to at least 750 megahertz two-way HFC architecture.

Telephone Companies and Utilities

      The competitive environment has been significantly affected by technological developments and regulatory changes enacted under the 1996 Telecom Act, which was designed to enhance competition in the cable television and local telephone markets. Federal cross-ownership restrictions historically limited entry by local telephone companies into the cable business. The 1996 Telecom Act modified this cross-ownership restriction, making it possible for local exchange carriers, who have considerable resources, to provide a wide variety of video services competitive with services offered by cable systems.

      Although telephone companies can lawfully enter the cable television business, activity in this area is currently quite limited. Local exchange carriers do provide facilities for the transmission and distribution of voice and data services, including Internet services, in competition with our existing or potential interactive services ventures and businesses. We cannot predict the likelihood of success of the broadband services offered by our competitors or the impact on us of such competitive ventures. The entry of telephone companies as direct competitors in the video marketplace may become more widespread and could adversely affect the profitability and valuation of established cable systems.

      As we expand our offerings to include Internet access and other telecommunications services, we will be subject to competition from other telecommunications providers. The telecommunications industry is highly competitive and includes competitors with greater financial and personnel resources, who have brand name recognition and long-standing relationships with regulatory authorities and customers. Moreover, mergers, joint ventures and alliances among franchised, wireless or private cable operators, local exchange carriers and others may result in providers capable of offering cable television, Internet, and telecommunications services in direct competition with us. For example, major local exchange carriers have entered into arrangements with EchoStar and DirecTV in which they will market packages combining phone service, DSL and DBS services.

      Additionally, we are subject to competition from utilities which possess fiber optic transmission lines capable of transmitting signals with minimal signal distortion. Utilities are also developing broadband over power line technology, which will allow the provision of Internet and other broadband services to homes and offices.

Private Cable

      Additional competition is posed by satellite master antenna television systems, or SMATV systems, serving multiple dwelling units, or MDUs, such as condominiums, apartment complexes, and private residential communities. These private cable systems may enter into exclusive agreements with such MDUs, which may preclude operators of franchise systems from serving residents of such private complexes. Private cable systems can offer both improved reception of local television stations and many of the same satellite-delivered program services that are offered by cable systems. SMATV systems currently benefit from operating advantages not available to franchised cable systems, including fewer regulatory burdens and no requirement to service low density or economically depressed communities. Exemption from regulation may provide a competitive advantage to certain of our current and potential competitors. The FCC ruled in 1998 that private cable operators can lease video distribution capacity from local telephone companies and distribute cable programming services over public rights-of-way without obtaining a cable franchise. In 1999, both the Fifth and Seventh Circuit Courts of Appeals upheld this FCC policy.

Wireless Distribution

      Cable television systems also compete with wireless program distribution services such as multi-channel multipoint distribution systems or “wireless cable,” known as MMDS, which uses low-power microwave frequencies to transmit television programming over-the-air to paying customers. Wireless distribution services generally provide many of the programming services provided by cable systems, and digital compression technology increases significantly the channel capacity of their systems. Both analog and digital MMDS services, however, require unobstructed “line of sight” transmission paths and MMDS ventures have been quite limited to date.

      The FCC recently completed its auction of Multichannel Video Distribution & Data Service (“MVDDS”) licenses. MVDDS is a new terrestrial video and data fixed wireless service that the FCC hopes will spur competition in the cable and DBS industries.

Properties

      Our principal physical assets consist of cable television distribution plant and equipment, including signal receiving, encoding and decoding devices, headend reception facilities, distribution systems and customer drop equipment for each of our cable television systems.

      Our cable television plant and related equipment are generally attached to utility poles under pole rental agreements with local public utilities and telephone companies, and in certain locations are buried in underground ducts or trenches. We own or lease real property for signal reception sites and own most of our service vehicles.

      Historically our subsidiaries have owned the real property and buildings for our regional data centers, customer contact centers and our regional and divisional administrative offices. However, for the foreseeable future, we plan to reduce our number of administrative offices and lease the space, where possible, while attempting to sell those existing locations that we believe are no longer required. Our subsidiaries generally have leased space for business offices throughout our operating divisions. Our headend and tower locations are located on owned or leased parcels of land, and we generally own the towers on which our equipment is located. Charter Communications Holding Company, LLC owns the real property and building for our principal executive offices.

      The physical components of our cable systems require maintenance as well as periodic upgrades to support the new services and products we introduce. See “— Our Network Technology.” We believe that our properties are generally in good operating condition and are suitable for our business operations.

Employees

      As of September 30, 2003, we had approximately 15,200 full-time equivalent employees, and our parent companies employed approximately 500 full-time employees to manage our operations. These numbers are reduced from approximately 17,900 and approximately 700, respectively, at September 30, 2002. At September 30, 2003, approximately 300 of our employees were represented by collective bargaining agreements, and we have never experienced a work stoppage.

      The corporate office, which includes employees of Charter and Charter Communications Holding Company, LLC, is responsible for coordinating and overseeing our operations, including certain critical functions, such as marketing and engineering that are conducted by personnel at the divisional and local system level. The corporate office also performs certain financial functions such as accounting, billing, finance and acquisitions, payroll and benefit administration, information system design and support, internal audit, purchasing and programming contract administration on a centralized basis. The corporate office performs these services on a cost reimbursement basis pursuant to a management services agreement. See “Certain Relationships and Related Party Transactions — Transactions Arising Out of Our Organizational

Structure and Mr. Allen’s Investment in Charter and Its Subsidiaries — Intercompany Management Arrangements.”

Legal Proceedings

                  Securities Class Actions and Derivative Suits

      Fourteen putative federal class action lawsuits (the “Federal Class Actions”) have been filed against Charter and certain of its former and present officers and directors in various jurisdictions allegedly on behalf of all purchasers of Charter’s securities during the period from either November 8 or November 9, 1999 through July 17 or July 18, 2002. Unspecified damages are sought by the plaintiffs. In general, the lawsuits allege that Charter utilized misleading accounting practices and failed to disclose these accounting practices and/or issued false and misleading financial statements and press releases concerning Charter’s operations and prospects. The Federal Class Actions were specifically and individually identified in public filings made by Charter prior to the date of this prospectus. In October 2002, Charter filed a motion with the Judicial Panel on Multidistrict Litigation (the “Panel”) to transfer the Federal Class Actions to the Eastern District of Missouri. On March 12, 2003, the Panel transferred the six Federal Class Actions not filed in the Eastern District of Missouri to that district for coordinated or consolidated pretrial proceedings with the eight Federal Class Actions already pending there. The Panel’s transfer order assigned the Federal Class Actions to Judge Charles A. Shaw. By virtue of a prior court order, StoneRidge Investment Partners LLC became lead plaintiff upon entry of the Panel’s transfer order. StoneRidge subsequently filed a Consolidated Amended Complaint. The Court subsequently consolidated the Federal Class Actions into a single consolidated action (the “Consolidated Federal Class Action”) for pretrial purposes. On June 19, 2003, following a pretrial conference with the parties, the Court issued a Case Management Order setting forth a schedule for the pretrial phase of the Consolidated Federal Class Action. Motions to dismiss the Consolidated Amended Complaint have been filed.

The Consolidated Federal Class Action is entitled:

•	In re Charter Communications, Inc. Securities Litigation, MDL Docket No. 1506 (All Cases), StoneRidge Investments Partners, LLC, Individually and On Behalf of All Others Similarly Situated, v. Charter Communications, Inc., Paul Allen, Jerald L. Kent, Carl E. Vogel, Kent Kalkwarf, David G. Barford, Paul E. Martin, David L. McCall, Bill Shreffler, Chris Fenger, James H. Smith, III, Scientific-Atlanta, Inc., Motorola, Inc. and Arthur Andersen, LLP, Consolidated Case No. 4:02-CV-1186-CAS.

      On September 12, 2002, a shareholders derivative suit (the “State Derivative Action”) was filed in Missouri state court against Charter and its then current directors, as well as its former auditors. A substantively identical derivative action was later filed and consolidated into the State Derivative Action. The plaintiffs allege that the individual defendants breached their fiduciary duties by failing to establish and maintain adequate internal controls and procedures. Unspecified damages, allegedly on Charter’s behalf, are sought by the plaintiffs.

The State Derivative Action is entitled:

•	Kenneth Stacey, Derivatively on behalf of Nominal Defendant Charter Communications, Inc., v. Ronald L. Nelson, Paul G. Allen, Marc B. Nathanson, Nancy B. Peretsman, William Savoy, John H. Tory, Carl E. Vogel, Larry W. Wangberg, and Charter Communications, Inc.

      Separately, on February 12, 2003, a shareholders derivative suit (the “Federal Derivative Action”), was filed against Charter and its then current directors in the United States District Court for the Eastern District of Missouri. The plaintiff alleges that the individual defendants breached their fiduciary duties and grossly mismanaged Charter by failing to establish and maintain adequate internal controls and procedures. Unspecified damages, allegedly on Charter’s behalf, are sought by the plaintiffs.

The Federal Derivative Action is entitled:

•	Arthur Cohn, Derivatively on behalf of Nominal Defendant Charter Communications, Inc., v. Ronald L. Nelson, Paul G. Allen, Marc B. Nathanson, Nancy B. Peretsman, William Savoy, John H. Tory, Carl E. Vogel, Larry W. Wangberg, and Charter Communications, Inc.

      In addition to the Federal Class Actions, the State Derivative Action and the Federal Derivative Action, six putative class action lawsuits have been filed against Charter and certain of its then current directors and officers in the Court of Chancery of the State of Delaware (the “Delaware Class Actions”). The lawsuits were filed after the filing of a Schedule 13D amendment by Mr. Allen indicating that he was exploring a number of possible alternatives with respect to restructuring or expanding his ownership interest in Charter. We believe the plaintiffs speculated that Mr. Allen might have been contemplating an unfair bid for shares of Charter or some other sort of going private transaction on unfair terms and generally alleged that the defendants breached their fiduciary duties by participating in or acquiescing to such a transaction. The lawsuits were brought on behalf of Charter’s securities holders as of July 29, 2002, and seek unspecified damages and possible injunctive relief. The Delaware Class Actions are substantively identical. No such transaction by Mr. Allen has been presented. Plaintiffs’ counsel has granted the defendants an indefinite extension of time to respond to the only complaint that has been served in the Delaware Class Actions.

The Delaware Class Actions consist of:

•	Eleanor Leonard, v. Paul G. Allen, Larry W. Wangberg, John H. Tory, Carl E. Vogel, Marc B. Nathanson, Nancy B. Peretsman, Ronald L. Nelson, William Savoy, and Charter Communications, Inc., filed on August 12, 2002;

•	Helene Giarraputo, on behalf of herself and all others similarly situated, v. Paul G. Allen, Carl E. Vogel, Marc B. Nathanson, Ronald L. Nelson, Nancy B. Peretsman, William Savoy, John H. Tory, Larry W. Wangberg, and Charter Communications, Inc., filed on August 13, 2002;

•	Ronald D. Wells, Whitney Counsil and Manny Varghese, on behalf of themselves and all others similarly situated, v. Charter Communications, Inc., Ronald L. Nelson, Paul G. Allen, Marc B. Nathanson, Nancy B. Peretsman, William Savoy, John H. Tory, Carl E. Vogel, Larry W. Wangberg, filed on August 13, 2002;

•	Gilbert Herman, on behalf of himself and all others similarly situated, v. Paul G. Allen, Larry W. Wangberg, John H. Tory, Carl E. Vogel, Marc B. Nathanson, Nancy B. Peretsman, Ronald L. Nelson, William Savoy, and Charter Communications, Inc., filed on August 14, 2002;

•	Stephen Noteboom, on behalf of himself and all others similarly situated, v. Paul G. Allen, Larry W. Wangberg, John H. Tory, Carl E. Vogel, Marc B. Nathanson, Nancy B. Peretsman, Ronald L. Nelson, William Savoy, and Charter Communications, Inc., filed on August 16, 2002; and

•	John Fillmore on behalf of himself and all others similarly situated, v. Paul G. Allen, Larry W. Wangberg, John H. Tory, Carl E. Vogel, Marc B. Nathanson, Nancy B. Peretsman, Ronald L. Nelson, William Savoy, and Charter Communications, Inc., filed on October 18, 2002.

      All of the lawsuits discussed above are each in preliminary stages. Charter has informed us that it intends to vigorously defend the lawsuits.

Government Investigations

      In August 2002, Charter became aware of a grand jury investigation being conducted by the U.S. Attorney’s Office for the Eastern District of Missouri into certain of its accounting and reporting practices, focusing on how Charter reported customer numbers, and its reporting of amounts received from digital set-top terminal suppliers for advertising. The U.S. Attorney’s Office has publicly stated that Charter is not currently a target of the investigation. Charter has also been advised by the U. S. Attorney’s office that no member of its board of directors, including its Chief Executive Officer, is a target of the investigation. On

July 24, 2003, a federal grand jury charged four former officers of Charter with conspiracy and mail and wire fraud, alleging improper accounting and reporting practices focusing on revenue from digital set-top terminal suppliers and inflated subscriber account numbers. On July 25, 2003 one of the former officers who was indicted entered a guilty plea. Charter has informed us that it is fully cooperating with the investigation.

      On November 4, 2002, Charter received an informal, non-public inquiry from the staff of the Securities and Exchange Commission. The SEC subsequently issued a formal order of investigation dated January 23, 2003, and subsequent related document and testimony subpoenas. The investigation and subpoenas generally concern Charter’s prior reports with respect to its determination of the number of customers, and various of its accounting policies and practices including its capitalization of certain expenses and dealings with certain vendors, including programmers and digital set-top terminal suppliers. Charter has informed us that it is fully cooperating with the SEC Staff.

Other Litigation

      In October 2001, two customers filed a class action suit against Charter in South Carolina state court (“South Carolina Class Action”) purportedly on behalf of a class of Charter customers, alleging that Charter improperly charged them a wire maintenance fee without request or permission. They also claimed that Charter improperly required them to rent analog and/or digital set-top terminals because their television sets were “cable ready.” Charter removed this case to federal court in November 2001, and moved to dismiss the suit in December 2001. The federal judge remanded the case to state court on August 2002 without ruling on the motion to dismiss. The plaintiffs subsequently moved for a default judgment, arguing that upon return to state court, Charter should have but did not file a new motion to dismiss. The state court judge granted the plaintiff’s motion over Charter’s objection in September 2002. Charter immediately appealed that decision, but the South Carolina appellate courts have ruled that until a final judgment is entered against Charter, they lack jurisdiction to hear the appeal.

      In January 2003, the South Carolina state trial court entered granted the plaintiffs’ motion for class certification. In October and November 2003, Charter filed motions (a) asking the trial court to set aside the default judgment, and (b) seeking dismissal of plaintiffs’ suit for failure to state a claim. In January 2004, the state trial court granted in part and denied in part Charter’s motion to dismiss for failure to state a claim. It also took under advisement Charter’s motion to set aside the default judgment.

      The South Carolina Class Action is entitled:

•	Nikki Nicholls, On Behalf of Herself and All Others Similarly Situated v. Charter Communications Holding Company, LLC and City of Spartanburg filed on October 29, 2001.

      Charter intends to continue to vigorously defend this suit and will appeal this matter as soon as an appeal is available.

Outcome

      Charter is unable to predict the outcome of the lawsuits and the government investigations described above. An unfavorable outcome in the lawsuits or the government investigations described above could have a material adverse effect on our results of operations and financial condition.

Indemnification

      Charter is generally required to indemnify each of the named individual defendants in connection with these matters pursuant to the terms of its bylaws and (where applicable) such individual defendants’ employment agreements. Pursuant to the terms of certain employment agreements and in accordance with the bylaws of Charter, in connection with the pending grand jury investigation, SEC investigation and the above described lawsuits, its current directors and its current and former officers have been advanced certain costs and expenses incurred in connection with their defense. See “Certain Relationships and Related Party Transactions — Other Miscellaneous Relationships — Indemnification Advances” for greater detail. The limited liability company agreement of CCO Holdings and the bylaws of CCO Holdings Capital may require CCO Holdings and CCO Holdings Capital, respectively, to indemnify Charter and the individual named defendants in connection with the matters set forth above.

Insurance

      Charter has liability insurance coverage that it believes is available for these matters, where applicable, and subject to the terms, conditions and limitations of the respective policies. There is no assurance that current coverage will be sufficient for all claims described above.

REGULATION AND LEGISLATION

      The following summary addresses the key regulatory and legislative developments affecting the cable industry.

      Cable system operations are extensively regulated by the FCC, some state governments and most local governments. A failure to comply with these regulations could subject us to substantial penalties.

      Our business can be dramatically impacted by changes to the existing regulatory framework, whether triggered by legislative, administrative, or judicial rulings. Congress and the FCC have expressed a particular interest in increasing competition in the communications field generally and in the cable television field specifically. In fact, the 1996 Telecom Act altered the regulatory structure governing the nation’s communications providers. It removed barriers to competition in both the cable television market and the local telephone market. At the same time, the FCC has pursued spectrum licensing options designed to increase competition to the cable industry by wireless multichannel video programming distributors. We could be materially disadvantaged in the future if we are subject to new regulations that do not equally impact our key competitors.

      Congress and the FCC have frequently revisited the subject of communications regulation, and they are likely to do so in the future. In addition, franchise agreements with local governments must be periodically renewed, and new operating terms may be imposed. Future legislative, regulatory, or judicial changes could adversely affect our operations. We can provide no assurance that the already extensive regulation of our business will not be expanded in the future.

Cable Rate Regulation

      The cable industry has operated under a federal rate regulation regime for more than a decade. The regulations currently restrict the prices that cable systems charge for basic service and associated equipment. All other cable offerings are now universally exempt from rate regulation. Although rate regulation operates pursuant to a federal formula, local governments, commonly referred to as local franchising authorities, are primarily responsible for administering this regulation. The majority of our local franchising authorities have never certified to regulate basic cable rates, but they retain the right to do so (and order rate reductions and refunds), except in those specific communities facing “effective competition.” Federal law defines effective competition as existing in a variety of circumstances that historically were rarely satisfied, but are increasingly likely to be satisfied with the recent increase in DBS competition.

      There have been frequent calls to impose expanded rate regulation on the cable industry. Confronted with rapidly increasing cable programming costs, it is possible that Congress may adopt new constraints on the retail pricing or packaging of cable programming. Such constraints could adversely affect our operations.

      The federal rate regulations also require cable operators to maintain a “geographically uniform” rate within each community, except in those communities facing effective competition. As we attempt to respond to a changing marketplace with competitive pricing practices, we may face legal restraints and challenges that impede our ability to compete.

Must Carry/Retransmission Consent

      Federal law currently includes “must carry” regulations, which require cable systems to carry certain local broadcast television stations that the cable operator would not select voluntarily. Alternatively, popular commercial television stations can prohibit cable carriage unless the cable operator first negotiates for “retransmission consent,” which may be conditioned on significant payments or other concessions. Either option has a potentially adverse effect on our business. The burden associated with must carry could increase significantly if the FCC requires cable systems to simultaneously carry both the analog and digital signals of each television station, as the broadcast industry transitions from an analog to a digital format. The burden could also increase significantly if the FCC requires cable systems to carry multiple program streams included within a single digital broadcast transmission. Although the FCC tentatively ruled against this expansion in a 2001 ruling, it is reviewing the issue and could reach a contrary result in the near future. If these expanded must-carry requirements were adopted, we would have less freedom over our distribution capacity.

Access Channels

      Local franchise agreements often require cable operator to set aside certain channels for public, educational and governmental access programming. Federal law also requires cable systems to designate a portion of their channel capacity for commercial leased access by unaffiliated third parties. Increased activity in this area could further burden the channel capacity of our cable systems.

Access to Programming

      The FCC recently extended a regulation prohibiting video programmers affiliated with cable companies from favoring cable operators over new competitors and requiring such programmers to sell their satellite-delivered programming to other multichannel video distributors. This provision limits the ability of vertically integrated cable programmers to offer exclusive programming arrangements to cable companies. DBS providers traditionally had no similar restriction on exclusive programming, but the FCC recently imposed that restriction as part of its approval of the pending DirecTV-News Corp merger.

      The FCC has also adopted regulations to avoid unreasonable conduct in retransmission consent negotiations between broadcasters and multichannel video programming distributors, including cable and DBS. It recently imposed special conditions on the DirectTV-News Corp merger, including a requirement that Fox affiliated broadcast stations enter into commercial arbitration for disputes over retransmission consent. Given the heightened competition and media consolidation that Charter faces, it is possible that we will find it increasingly difficult to gain access to popular programming at favorable terms. Such difficulty could adversely impact our business.

Ownership Restrictions

      Federal regulation of the communications field traditionally included a host of ownership restrictions, which limited the size of certain media entities and restricted their ability to enter into competing enterprises. Through a series of legislative, regulatory, and judicial actions, most of these restrictions recently were eliminated or substantially relaxed. For example, historic restrictions on local exchange carriers offering cable service within their telephone service area, as well as those prohibiting broadcast stations from owning cable systems within their broadcast service area, no longer exist. Changes in this regulatory area, including some still subject to judicial review, could alter the business landscape in which we operate, as formidable new competitors (including electric utilities, local exchange carriers, and broadcast/media companies) may increasingly choose to offer cable services.

      The FCC previously adopted regulations precluding any cable operator from serving more than 30% of all domestic multichannel video subscribers and from devoting more than 40% of the activated channel capacity of any cable system to the carriage of affiliated national video programming services. These cable ownership restrictions were invalidated by the courts, and the FCC is now considering adoption of replacement regulations.

Internet Service

      Over the past several years, proposals have been advanced at the FCC and Congress that would require cable operators offering Internet service to provide non-discriminatory access to unaffiliated Internet service providers. Several local franchising authorities actually adopted mandatory “open access” requirements, but various federal courts rejected each of these actions, relying on different legal theories.

      It remains unclear today precisely what regulatory regime ultimately will be applied to the cable industry’s high-speed Internet (“cable modem”) service. The FCC has ruled that cable modem service is an interstate information service, rather than a cable or telecommunications service. This classification left cable modem service exempt from the burdens associated with traditional cable and telecommunications regulation. However, the United States Court of Appeals for the Ninth Circuit recently vacated in part the FCC’s ruling and remanded for further proceedings. The Ninth Circuit held that cable modem service is not “cable service,” but is part “telecommunications service” and part “information service.” Various parties have sought en banc review of this Ninth Circuit decision.

      Although the FCC previously suggested that regulatory forbearance of cable modem service would be appropriate, regardless of the technical classification ultimately assigned to it, a number of technology companies continue to press the FCC to subject cable modem service to certain “nondiscrimination principles.” The final regulatory status of cable modem service remains uncertain. Its outcome could materially affect our business. It could also affect whether local franchising authorities can collect franchise fees on cable modem service and whether cable systems will have any payment obligations to the federal government’s universal service fund.

      As the Internet has matured, it has become the subject of increasing regulatory interest. There is now a host of federal laws affecting Internet service, including the Digital Millennium Copyright Act, which affords copyright owners certain rights against us that could adversely affect our relationship with any customer accused of violating copyright laws. Recently enacted Anti-Spam legislation also imposes new obligations on our operations. Moreover, Congress has not yet extended the five-year moratorium on state and local taxation of Internet access, which expired in late 2003. Taxation of Internet access or the adoption of new Internet regulations could adversely affect our business.

Phone Service

      The 1996 Telecom Act created a more favorable regulatory environment for us to provide telecommunications services. In particular, it limited the regulatory role of local franchising authorities and established requirements ensuring that we could interconnect with other telephone companies to provide a viable service. Many implementation details remain unresolved, and there are substantial regulatory changes being considered that could impact, in both positive and negative ways, our primary telecommunications competitors and our own entry into the field of phone service. The FCC and state regulatory authorities are considering, for example, whether common carrier regulation traditionally applied to incumbent local exchange carriers should be modified and how new alternative technologies, like voice-over-Internet protocol (“VoIP”), should be regulated. It is unclear how these proceedings will be resolved and how they will affect Charter’s potential expansion into phone service.

Pole Attachments

      The Communications Act requires most utilities to provide cable systems with access to poles and conduits and simultaneously regulates the rates charged for this access. The Act specifies that significantly higher rates apply if the cable plant is providing telecommunications service, as well as traditional cable service. The FCC has clarified that a cable operator’s favorable pole rates are not endangered by the provision of Internet access. Although that determination was upheld by the United States Supreme Court, a subsequent decision by the United States Court of Appeals for the Ninth Circuit regarding the proper regulatory classification of Internet service has once again created controversy in this area. It remains possible that the underlying pole attachment formula, or its application to Internet and telecommunications offerings, will be modified in a manner that substantially increases our pole attachment costs.

Cable Equipment

      The FCC has undertaken several steps to promote competition in the delivery of cable equipment and compatibility with new digital technology. The FCC has expressly ruled that cable customers must be allowed to purchase set-top terminals from third parties and established a multi-year phase-in during which security functions (which would remain in the operator’s exclusive control) would be unbundled from the basic converter functions, which could then be provided by third party vendors. The first phase of implementation data has already passed. A prohibition on cable operators leasing digital set-top terminals that integrate security and basic navigation functions is currently scheduled to go into effect as of July 1, 2006.

      The FCC recently adopted rules implementing an agreement between major cable operators and manufacturers of consumer electronics on “plug and play” specifications for one-way digital televisions. The rules require cable operators to provide “CableCard” security modules and support to customer owned digital televisions and similar devices already equipped with built-in set-top terminal functionality. Cable operators must support basic home recording rights and copy protection rules for digital programming content. The FCC has adopted companion “broadcast flag” rules, requiring cable carriage of a code embedded in digital broadcast programming that will regulate the further use of copyright programming. The FCC is conducting additional related rulemakings, and the cable and consumer electronics industries are currently negotiating an agreement that would establish additional “plug and play” specifications for two-way digital televisions.

      The FCC rules are subject to challenge and inter-industry negotiations are ongoing. It is unclear how this process will develop and how it will affect our offering of cable equipment and our relationship with our customers.

Other Communications Act Provisions and FCC Regulatory Matters

      In addition to the Communications Act provisions and FCC regulations noted above, there are other statutory provisions and FCC regulations affecting our business. The Communications Act, for example, includes cable-specific privacy obligations. The Act carefully limits our ability to collect and disclose personal information.

      FCC regulations include a variety of additional areas, including, among other things: (1) equal employment opportunity obligations; (2) customer service standards; (3) technical service standards; (4) mandatory blackouts of certain network, syndicated and sports programming; (5) restrictions on political advertising; (6) restrictions on advertising in children’s programming; (7) restrictions on origination cablecasting; (10) restrictions on carriage of lottery programming; (11) sponsorship identification obligations; (12) closed captioning of video programming; (13) licensing of systems and facilities; and (14) maintenance of public files.

      It is possible that the FCC will expand or modify its regulation of cable systems in the future, and we cannot predict at this time how that might impact our business.

Copyright

      Cable television systems are subject to federal copyright licensing covering carriage of television and radio broadcast signals. The possible modification or elimination of this compulsory copyright license is the subject of continuing legislative review and could adversely affect our ability to obtained desired broadcast programming. We cannot predict the outcome of this legislative activity. Moreover, the Copyright Office has not yet provided any guidance as to the how the compulsory copyright license should apply to newly offered digital broadcast signals.

      Copyright clearances for nonbroadcast programming services are arranged through private negotiations. Cable operators also must obtain music rights for locally originated programming and advertising from the major music performing rights organizations. These licensing fees have been the source of litigation in the past, and we cannot predict with certainty whether license fee disputes may arise in the future.

Franchise Matters

      Cable systems generally are operated pursuant to nonexclusive franchises granted by a municipality or other state or local government entity in order to cross public rights-of-way. Cable franchises generally are granted for fixed terms and in many cases include monetary penalties for noncompliance and may be terminable if the franchisee fails to comply with material provisions.

      The specific terms and conditions of cable franchises vary materially between jurisdictions. Each franchise generally contains provisions governing cable operations, franchise fees, system construction, maintenance, technical performance, and customer service standards. A number of states subject cable systems to the jurisdiction of centralized state government agencies, such as public utility commissions.

      Although local franchising authorities have considerable discretion in establishing franchise terms, there are certain federal protections. For example, federal law caps local franchise fees and includes renewal procedures designed to protect incumbent franchisees from arbitrary denials of renewal. Even if a franchise is renewed, however, the local franchising authority may seek to impose new and more onerous requirements as a condition of renewal. Similarly, if a local franchising authority’s consent is required for the purchase or sale of a cable system, the local franchising authority may attempt to impose more burdensome requirements as a condition for providing its consent.

MANAGEMENT

Directors

      CCO Holdings is a holding company with no operations. CCO Holdings Capital is a direct, wholly owned finance subsidiary of CCO Holdings that exists solely for the purpose of serving as co-obligor of the original notes and the new notes. Neither CCO Holdings nor CCO Holdings Capital has any employees. We and our direct and indirect subsidiaries are managed by Charter. See “Certain Relationships and Related Party Transactions — Transactions Arising Out of Our Organizational Structure and Mr. Allen’s Investment in Charter and Its Subsidiaries — Intercompany Management Arrangements.”

      Carl E. Vogel is the sole director of CCO Holdings and CCO Holdings Capital. The persons listed below are directors of Charter, Charter Communications Holding Company, LLC, Charter Holdings, CCO Holdings or CCO Holdings Capital, as indicated. All of the directors of Charter are elected annually.

Directors	Position(s)

Paul G. Allen	Chairman of the Board of Directors of Charter and Director of Charter Communications Holding Company, LLC
Charles M. Lillis	Director of Charter
David C. Merritt	Director of Charter
Marc B. Nathanson	Director of Charter
Nancy B. Peretsman	Director of Charter
John H. Tory	Director of Charter
William D. Savoy	Director of Charter, Charter Communications Holding Company, LLC and Charter Holdings
Carl E. Vogel	Director, President and Chief Executive Officer of Charter, Charter Communications Holding Company, LLC, Charter Holdings, CCO Holdings and CCO Holdings Capital
Larry W. Wangberg	Director of Charter

      The following sets forth certain biographical information as of September 30, 2003 with respect to the directors listed above.

      Paul G. Allen, 50, has been Chairman of the Board of Directors of Charter since July 1999, and Chairman of the Board of Directors of Charter Investment, Inc. (a predecessor to, and currently an affiliate of, Charter) since December 1998. Mr. Allen, co-founder of Microsoft Corporation, has been a private investor for more than 15 years, with interests in over 50 technology, telecommunications, content and biotech companies. Mr. Allen’s investments include Vulcan Inc., Vulcan Productions, Inc., the Portland Trail Blazers NBA and Seattle Seahawks NFL franchises, and investments in TechTV Inc., DreamWorks LLC, and Oxygen Media. In addition, he is a director of TechTV Inc., Vulcan Programming Inc., Vulcan Ventures, Vulcan Inc. (f/k/a Vulcan Northwest), Vulcan Cable III, Inc. and numerous privately held companies.

      Charles M. Lillis, 61, was elected to the board of directors of Charter in October 2003. Presently, he is the managing partner of Lone Tree Capital which he co-founded in 2002. Mr. Lillis served as Chairman and CEO of MediaOne Group, Inc. from 1997 to 2000. He served as CEO of MediaOne while it was a tracking stock company from 1995 to 1997. Prior to that, he held various senior management positions at US WEST, MediaOne’s predecessor. Before joining US WEST, he served as Dean of the University of Colorado’s College of Business and as a professor at Washington State University. In addition, he is a director and serves on the audit committees of SuperValu, Inc. and Williams Companies. Mr. Lillis is also Chairman of the University of Washington Business Advisory Board, a member of the University of Washington Foundation Board, and a former member of the University of Colorado Foundation Board. Mr. Lillis is a graduate of the University of Washington, Seattle, with a master’s degree in business administration, and he holds a doctorate of philosophy from the University of Oregon, in Eugene.

      David C. Merritt, 49, was elected to the board of directors of Charter in July, 2003, and was also appointed as Chairman of the Audit Committee. Mr. Merritt was a Managing Director in the

Entertainment Media Advisory Group at Gerard Klauer Mattison & Co., Inc., a company that provides financial advisory services to the entertainment and media industries from January 2001 through April 2003. He has also served as a director of Laser-Pacific Media Corporation since January 2001 and is currently the chairman of its audit committee. Prior to that, he served as Chief Financial Officer of CKE Associates, Ltd., a privately held company with interests in talent management, film production, television production, music and new media from 1999 to 2001. Before joining CKE Associates in 1999, Mr. Merritt was an audit and consulting partner of KPMG LLP for 14 years. During that time, he served as national partner in charge of the media and entertainment practice. Mr. Merritt joined KPMG LLP in 1975 and served in a variety of capacities during his years with the firm. Mr. Merritt holds a B.S. degree in business and accounting from California State University — Northridge.

      Marc B. Nathanson, 58, has been a director of Charter since January 2000. Mr. Nathanson is the chairman of Mapleton Investments LLC, an investment vehicle formed in 1999. He also founded and served as Chairman and Chief Executive Officer of Falcon Holding Group, Inc., a cable operator, and its predecessors, from 1975 until 1999. He served as chairman and chief executive officer of Enstar Communications Corporation, a cable operator, from 1988 until November 1999. Prior to 1975, Mr. Nathanson held executive positions with Teleprompter Corporation, Warner Cable and Cypress Communications Corporation. In 1995, he was appointed by the President of the United States to the Broadcasting Board of Governors, and from 1998 through September 2002, served as its chairman. Mr. Nathanson served as Vice-Chairman and as a director of Charter pursuant to a letter agreement that expired in November 2002. See “— Director Compensation.”

      Nancy B. Peretsman, 49, has been a director of Charter since November 1999. Ms. Peretsman has been a managing director and executive vice president of Allen & Company, LLC (formerly known as Allen & Company Incorporated), an investment bank unrelated to Paul G. Allen, since 1995. From 1983 to 1995, she was an investment banker at Salomon Brothers Inc., where she was a managing director since 1990. She is a director of Priceline.com Incorporated and several privately held companies. She has a B.A. degree from Princeton University and an M.B.A. degree from Yale University.

      William D. Savoy, 39, has been a director of Charter since July 1999 and a director of Charter Investment, Inc. since December 1998. From 1990 to September 2003, Mr. Savoy served as an officer and a director of many affiliates of Mr. Allen, including president and a director of Vulcan Ventures Incorporated, and president of Vulcan Inc., Vulcan Programming Inc. and Vulcan Cable III, Inc., each of which is an investment vehicle owned by Mr. Allen. He currently serves as a consultant to Vulcan Inc. In connection with the termination of his employment with these affiliates of Mr. Allen, Mr. Savoy agreed to resign from Charter’s board of directors if Mr. Allen so requests. Mr. Savoy holds a B.S. degree in computer science, accounting and finance from Atlantic Union College.

      John H. Tory, 49, has been a director of Charter since December 2001. Mr. Tory served as the Chief Executive Officer of Rogers Cable Inc., Canada’s largest broadband cable operator, from 1999 until 2003. From 1995 to 1999 Mr. Tory was President and Chief Executive Officer of Rogers Media Inc., a broadcasting and publishing company. Prior to joining Rogers, Mr. Tory was a managing partner and member of the executive committee at Tory Tory DesLauriers & Binnington, one of Canada’s largest law firms. Mr. Tory serves on the board of a number of Canadian companies, including Cara Operations Limited and the Toronto Blue Jays Baseball Club. Mr. Tory was educated at University of Toronto Schools, Trinity College (University of Toronto) and Osgoode Hall Law School.

      Carl E. Vogel, 45, has been a director, President and Chief Executive Officer of Charter since October 2001. Mr. Vogel has more than 20 years experience in telecommunications and the subscription television business. Prior to joining Charter, he was a senior vice president of Liberty Media Corp. from November 1999 until October 2001, and chief executive officer of Liberty Satellite and Technology, a distributor of Internet data and other content via satellite, from April 2000 until October 2001. Prior to joining Liberty, Mr. Vogel was an Executive Vice President and Chief Operating Officer of field operations for AT&T Broadband and Internet Services with responsibility for managing operations of all of AT&T’s cable broadband properties from June 1999 until November 1999. From June 1998 to June 1999, when the business of Primestar Inc. was sold, Mr. Vogel served as chief executive officer of Primestar Inc., a national provider of subscription television services, and from 1997 to 1998, he served as Chief Executive Officer of Star Choice Communications. From 1994 through 1997, Mr. Vogel served as the President and Chief Operating Officer of EchoStar Communications. He began his career at Jones Intercable in 1983. Mr. Vogel serves as a director and member of the Executive Committee of the National Cable Television Association, CableLabs and Digeo, Inc. and serves as a director of Women in Cable and Telecommunications. Mr. Vogel holds a B.S. degree in finance and accounting from St. Norbert College. His employment agreement provides that he will serve on the Board of Directors of Charter. See “— Employment Agreements and Consulting Arrangements.”

      Larry W. Wangberg, 61, has been a director of Charter since January 2002. Mr. Wangberg has been a director of TechTV Inc., a cable television network, since 1997, and also served as Chairman and Chief Executive Officer through July 2002. Prior to joining TechTV Inc., Mr. Wangberg was chairman and Chief Executive Officer of StarSight Telecast Inc., an interactive navigation and program guide company which later merged with Gemstar International, from 1994 to 1997. Mr. Wangberg was chairman and Chief Executive Officer of Times Mirror Cable Television and senior vice president of its corporate parent, Times Mirror Co., from 1983 to 1994. He currently serves on the boards of TechTV Inc., Autodesk Inc., and ADC Telecommunications. Mr. Wangberg holds a bachelor’s degree in mechanical engineering and a master’s degree in industrial engineering, both from the University of Minnesota.

Director Compensation

      Commencing in July 2003, each member of the board receives an annual retainer of $40,000 in cash plus restricted stock (vesting over one year) valued at $50,000. In addition, the audit committee chair receives $25,000 and each other committee chair (if applicable) receives $10,000 per year. All committee members also receive $1,000 for attendance at each committee meeting.

      Each director of Charter is entitled to reimbursement for costs incurred in connection with attendance at board and committee meetings. Except as set forth below with respect to Mr. Nathanson, directors who were not employees did not receive additional compensation in 2002 or the first half of 2003. Mr. Vogel, who acted as President and Chief Executive Officer in 2002, was the only director who was also an employee during 2002. He did not receive any additional compensation for serving as a director or attending any meeting of the board of directors during 2002. Under the by-laws of Charter, all directors are entitled to indemnification from Charter to the maximum extent permitted by law from and against any claims, damages, liabilities, losses, costs or expenses incurred in connection with or arising out of the performance by them of their duties for Charter and/or its subsidiaries.

      Mr. Vogel is party to an employment agreement with Charter, which is summarized in “— Employment Agreements and Consulting Arrangements.”

      Marc B. Nathanson entered into a letter agreement with Charter for a term that expired in November 2002. Under this agreement, Mr. Nathanson served as Vice-Chairman and as a director of Charter. During the term of this agreement, Mr. Nathanson received a benefit equal to approximately $200,000 per year, which Charter paid to a company controlled by Mr. Nathanson. Mr. Nathanson continues to hold the title of Vice Chairman, a non-salaried non-executive position with Charter.

Executive Officers

      The following persons are executive officers of Charter and other than Mr. Allen, also hold similar positions with Charter Communications Holding Company, Charter Holdings, CCO Holdings and CCO Holdings Capital:

Executive Officers	Position

Paul G. Allen	Chairman of the Board of Directors
Carl E. Vogel	President and Chief Executive Officer
Margaret “Maggie” A. Bellville	Executive Vice President — Chief Operating Officer
Derek Chang	Executive Vice President of Finance and Strategy
Thomas A. Cullen	Senior Vice President of Advanced Services and Business Development
Wayne H. Davis	Senior Vice President, Engineering and Technical Operations
Michael P. Huseby	Executive Vice President — Chief Financial Officer
Michael J. Lovett	Senior Vice President, Operations Support
Paul E. Martin	Senior Vice President and Principal Accounting Officer
Steven A. Schumm	Executive Vice President — Chief Administrative Officer
Curtis S. Shaw	Executive Vice President, General Counsel and Secretary

      The following sets forth certain biographical information as of September 30, 2003 with respect to the officers listed above (excluding those who also serve as directors of Charter).

      Margaret “Maggie” A. Bellville, 49, Executive Vice President and Chief Operating Officer. Before joining Charter in December, 2002, Ms. Bellville was President and Chief Executive Officer of Incanta Inc., a technology-based streaming content company from 2001 to 2002. Incanta Inc. filed for bankruptcy in April 2002. Prior to that, she worked for six years at Cox Communications, beginning in 1995 as Vice President of Operations, she advanced to Executive Vice President of Operations. Ms. Bellville joined Cox from Century Communications, where she served as Senior Vice President. Before that, Ms. Bellville served seven years with GTE Wireless in a variety of management and executive-level roles. A graduate of the State University of New York in Binghamton, Ms. Bellville is also a graduate of Harvard Business School’s Advanced Management Program. She currently serves on the Cable and Television Association for Marketing Education Foundation.

      Derek Chang, 35, Executive Vice President of Finance and Strategy. Prior to joining Charter, Mr. Chang was Executive Vice President of the Yankees Entertainment and Sports (YES) Network, a regional sports programming network in New York where he headed corporate development and financing activities from the company’s inception in 2001 until earlier this year. Prior to joining YES, he was the Chief Financial Officer and Co-Chief Operating Officer of GlobalCenter, the web hosting subsidiary of Global Crossing. Mr. Chang worked for TCI Communications/AT&T Broadband in Denver from 1997 to 2000, ultimately as Executive Vice President of Corporate Development, where he directed mergers and acquisitions activities and managed a multibillion dollar portfolio of cable joint ventures. He was Treasurer of InterMedia Partners in San Francisco from 1994 to 1997. Mr. Chang received a B.A. degree from Yale University and an MBA from the Stanford University Graduate School of Business.

      Thomas A. Cullen, 44, Senior Vice President of Advanced Services and Business Development. From January 2001 to October 2002, Mr. Cullen was general partner of Lone Tree Capital, a private equity partnership focused on investment opportunities in the technology and communications sector. From March 1997 to June 2000, Mr. Cullen was President of Media One Ventures. Prior to that, Mr. Cullen served in several capacities with MediaOne Internet Services including Vice President from April 1998 to June 2000 and Vice President of Business Development from September 1995 to March 1997. Mr. Cullen is a member of the Board of Directors of Sportsline USA, and a member of the Colorado State University Global Leadership Council. Mr. Cullen is a graduate of Northern Arizona University with a B.S. degree in Business Administration. He earned a Master of Business Administration from the University of Colorado, and he participated in a University of Pennsylvania, Wharton School Executive Program.

      Wayne H. Davis, 49, Senior Vice President, Engineering and Technical Operations. Prior to becoming Senior Vice President, Engineering and Technical Operations, Mr. Davis was Assistant to the President/ Vice President of Management Services since July 2002 and prior to that, he was Vice President of Engineering/ Operations for Charter’s National Region from December 2001. Before joining Charter Mr. Davis held the position of Vice President of Engineering for Comcast Corporation, Inc. Prior to that, he held various engineering positions including Vice President of Engineering for Jones Intercable Inc. He began his career in the cable industry in 1980. He attended the State University of New York at Albany. Mr. Davis serves as an advisory board member of Cedar Point Communications, and as a board member of Security Broadband. Mr. Davis is also a member of the Society of Cable Telecommunications Engineers.

      Michael P. Huseby, 49, Executive Vice President and Chief Financial Officer. Mr. Huseby was Executive Vice President of Finance and Administration, and Chief Financial Officer of AT&T Broadband from 1999 until its merger with Comcast in 2002. Prior to joining Charter, he served as a member of the merger transition team and consulted with Comcast during 2003. Also prior to joining Charter he was President and founder of MPH Associates, Inc., a privately-held management and information technology firm that provided consulting services to broadband industry clients. For ten years prior to joining AT&T, Mr. Huseby was a partner in the professional services firm of Andersen Worldwide, where he had global responsibility for Andersen’s cable television practice. Mr. Huseby graduated from the University of Colorado at Boulder with a degree in business administration.

      Michael J. Lovett, 42, Senior Vice President, Operations Support. Mr. Lovett joined Charter in August of 2003. Prior to joining Charter Mr. Lovett was Chief Operating Officer of Voyant Technologies, Inc., a voice conferencing hardware/ software solutions provider, from December 2001 to August 2003. From November 2000 to December 2001, he was Executive Vice President of Operations for OneSource, Inc., a startup delivering management/ monitoring of Firewalls and VPNs. Prior to that, Mr. Lovett was regional vice president at ATT from June 1999 to November 2000 where he was responsible for operations. Mr. Lovett was Senior Vice President at Jones Intercable from October 1989 to June 1999 where he was responsible for operations in nine states. Jones Intercable, where he served as Senior Vice President of Operations. Mr. Lovett began his career in cable television at Centel Corporation where he held a number of positions.

      Paul E. Martin, 43, Senior Vice President — Principal Accounting Officer. Prior to his promotion to his current position on April 22, 2002, Mr. Martin was Vice President and Corporate Controller of Charter from March 2000. Prior to joining Charter in March 2000, Mr. Martin was Vice President and Controller for Operations and Logistics for Fort James Corporation, a manufacturer of paper products. From 1995 to February 1999, Mr. Martin was Chief Financial Officer of Rawlings Sporting Goods Company, Inc. Mr. Martin received a B.S. degree in accounting from the University of Missouri — St. Louis.

      Steven A. Schumm, 51, Executive Vice President — Chief Administrative Officer. Prior to joining Charter Investment, Inc. (a predecessor of, and currently an affiliate of, Charter) in 1998, Mr. Schumm was a partner of Ernst & Young LLP for 14 years. Mr. Schumm joined Ernst & Young in 1974 and served in a variety of capacities during his years with the firm. At the time he left to join Charter Investment, Inc. he was managing partner of Ernst & Young’s St. Louis office and a member of the Ernst & Young National Tax Committee. Mr. Schumm earned a B.S. degree from Saint Louis University. Mr. Schumm served as interim Chief Financial Officer of Charter from December 2002 to January 2004.

      Curtis S. Shaw, 55, Executive Vice President, General Counsel and Secretary. Mr. Shaw was promoted to Executive Vice President in October 2003. Prior to joining Charter Investment as a Senior Vice President, in 1997, Mr. Shaw served as corporate counsel to NYNEX from 1988 through 1996. Since 1973, Mr. Shaw has practiced as a corporate lawyer, specializing in mergers and acquisitions, joint ventures, public offerings, financings, and federal securities and antitrust law. Mr. Shaw received a B.A. degree with honors in economics from Trinity College and a J.D. degree from Columbia University School of Law.

Compensation Committee Interlocks and Insider Participation

      In 2002, the Compensation Committee of Charter was comprised of Messrs. Paul G. Allen, William D. Savoy, and Marc B. Nathanson. In 2002, Nancy B. Peretsman and Ronald L. Nelson served as the Option Plan Committee that administered the 1999 Charter Communications Option Plan and the Charter Communications, Inc. 2001 Stock Incentive Plan.

      No member of the Compensation Committee or the Option Plan Committee was an officer or employee of Charter or any of its subsidiaries except for Mr. Allen, who served as a non-employee chairman. Also, Mr. Nathanson was an officer of certain subsidiaries of Charter prior to their acquisition by Charter in 1999. Transactions between Charter and members of the Compensation Committee are more fully described in “— Director Compensation” and in “Certain Relationships and Related Party Transactions — Other Miscellaneous Relationships.”

      None of the executive officers of Charter serve on the compensation committee of any other company that has an executive officer currently serving on the board of directors, Compensation Committee or Option Plan Committee of Charter. None of the executive officers of Charter served as a director of another entity, one of whose executive officers served on the Compensation Committee or Option Plan Committee of Charter or any of its affiliates. Mr. Allen is the 100% owner and a director of Vulcan Inc. and certain of its affiliates, which have employed Mr. Savoy as an executive officer in the past. Mr. Allen also is a director of and indirectly owns 98% of TechTV, of which Mr. Wangberg, one of our directors, is a director.

Executive Compensation

Summary Compensation Table

      Charter is CCO Holdings’ sole manager. The following table sets forth information regarding the compensation awarded to, earned by or paid for services rendered to executive officers of Charter for the fiscal years ended December 31, 2001, 2002 and 2003, including the Chief Executive Officer during 2003, each of the other four most highly compensated executive officers as of December 31, 2003, and one other highly compensated executive officer who served during 2003 but was not an executive officer on December 31, 2003. Pursuant to a mutual services agreement, each of Charter and Charter Communications Holding Company, LLC, provides its personnel and provides services to the other, including the knowledge and expertise of their respective officers, that are reasonably requested to manage Charter Communications Holding Company, LLC, CCO Holdings and the cable systems owned by their subsidiaries. See “Certain Relationships and Related Party Transactions — Transactions Arising Out of Our Organizational Structure and Mr. Allen’s Investment in Charter and Its Subsidiaries — Intercompany Management Arrangements.”

							Long Term
		Annual Compensation					Compensation Award

							Restricted	Securities
	Year				Other Annual		Stock	Underlying	All Other
	Ended	Salary	Bonus		Compensation		Awards	Options	Compensation
Name and Principal Position	Dec. 31	($)	($)(1)		($)		($)(2)	(#)	($)(3)

Carl E. Vogel(4)	2003	1,000,000			30,345	(14)		750,000	12,613	(16)
President and Chief	2002	980,769	330,000	(9)	214,961	(14)	—	1,000,000	10,255	(16)
Executive Officer	2001	207,692	546,000	(9)	—		513,000	3,400,000	8,996	(16)
Margaret A. Bellville(5)	2003	581,730			30,810	(15)	—	—	89,561	(17)
Executive Vice President,	2002	9,615	150,000	(10)				500,000
Chief Operating Officer
Steven A. Schumm	2003	448,077			—		—	250,600	9,914
Executive Vice President,	2002	436,058	588,000	(11)	—		—	300,000	5,255
Chief Administrative Officer	2001	435,000	402,000	(11)	—		—	165,000	5,250
Curtis S. Shaw(6)	2003	275,782			—		—	250,000	3,746
Executive Vice President,	2002	249,711	281,509	(12)	—		—	100,000	3,096
General Counsel and Secretary	2001	245,000	236,000	(12)				149,000	5,250
Wayne H. Davis(7)	2003	212,865	—		—		—	225,000	1,442
Senior Vice President, Engineering and Technical Operations

						Long Term
		Annual Compensation				Compensation Award

						Restricted	Securities
	Year				Other Annual	Stock	Underlying	All Other
	Ended	Salary	Bonus		Compensation	Awards	Options	Compensation
Name and Principal Position	Dec. 31	($)	($)(1)		($)	($)(2)	(#)	($)(3)

Stephen E. Silva(8)	2003	213,005			—		—		(18)
Former Executive	2002	294,231	196,000	(13)	—	—	150,000	5,255
Vice President Corporate Development and Chief Technology Officer	2001	235,385	381,000	(13)	—	347,760	290,000	5,250

(1)	Senior management is eligible for bonuses for the year 2003, to be paid in 2004, pursuant to the 2003 senior management incentive plan. A portion of the bonus amounts is based on operating performance criteria including revenues and capital expenditures and a portion is determined in the discretion of senior management. Mr. Vogel’s and Ms. Bellville’s bonuses are determined in accordance with the terms of their employment agreements. We expect bonus amounts to be determined prior to the end of the first quarter 2004. For the officers specified in footnote 3 below the bonus amount for 2001 includes the value of the vested portion of grants of restricted stock during 2001 under the Charter Communications 2001 Stock Incentive Plan, calculated based on the fair market values of the vested shares on the grant date, which pursuant to the terms of the plan is the average of the high and low trading price on the grant date. These restricted stock grants made in 2001 were immediately vested as to twenty-five percent (25%) of the shares, with the remaining shares vesting in 36 equal monthly installments commencing approximately 15 months from the grant date. Also, where indicated, includes “stay” bonus in form of principal and interest forgiven under employee’s promissory note, as more fully described in “— Employment Agreements and Consulting Arrangements.” Unless otherwise indicated, includes only bonus for services rendered in the applicable fiscal year. For 2002, the bonus amount shown includes a “stay” bonus representing the principal and interest forgiven under employee’s promissory note.

(2)	Includes the grants of Charter restricted stock made during 2001 under the Charter Communications 2001 Stock Incentive Plan, calculated based on the closing market price of the vested shares on the grant date. The total grant amounts, including both vested and unvested portions, were as follows: (i) Carl E. Vogel, 50,000 shares as of October 8, 2001 and (ii) Stephen E. Silva, 36,000 shares as of October 18, 2001. The restricted shares were immediately vested as to twenty-five percent (25%) of the shares with the remaining shares vesting in 36 equal monthly installments commencing approximately 15 months from the grant date. Pursuant to the terms of these employees’ restricted stock agreement, each is entitled to any cash and/or stock dividends on the unvested restricted shares. The value as of the date of grant based on the closing market price of those shares that were vested immediately is disclosed in the “Bonus” column of the table. At December 31, 2003 based on the per share closing market price of $4.02 for Charter Class A common stock, the total number (and value) for each of the officers holding outstanding unvested restricted stock was: Mr. Vogel: 23,959 shares ($96,315). Mr. Silva’s shares of unvested restricted stock were cancelled upon his resignation, effective July 1, 2003.

(3)	Except as noted for Mr. Vogel, Ms. Bellville, and Mr. Silva in notes 16, 17 and 18 below respectively, these amounts consist of matching contributions under Charter’s 401(k) plan. The 2002 amounts also include premiums for supplemental life insurance available to executives, and the 2003 amounts include long-term disability available to executives.

(4)	Mr. Vogel became the Chief Executive Officer of Charter in October 2001.

(5)	Ms. Bellville became the Chief Operative Officer of Charter in December 2002.

(6)	Mr. Shaw was promoted to Executive Vice President in October 2003.

(7)	Mr. Davis was promoted to Senior Vice President, Engineering and Technical Operations in March 2003.

(8)	Mr. Silva terminated his employment, July 1, 2003. See “— Employment Agreements and Consulting Arrangements” for additional information.

(9)	Includes: (i) for 2001, $171,000, representing the value, based on the fair market value on October 8, 2001, the original grant date, of 12,500 shares of Charter Class A common stock, the vested portion of Mr. Vogel’s restricted stock grant; (ii) for 2001, a one-time signing bonus of $250,000; and (iii) $330,000 and $125,000 awarded as a bonus for services performed in 2002 and 2001, respectively.

(10)	Includes a onetime signing bonus of $150,000 pursuant to an employment agreement.

(11)	Includes a “stay” bonus representing the principal and interest forgiven under employee’s promissory note, amounting to $363,000, and $342,000, respectively for 2002 and 2001; and $225,000 and $60,000 awarded as a bonus for services performed in 2002 and 2001, respectively.

(12)	Includes a “stay” bonus representing the principal and interest forgiven under employee’s promissory note, amounting to $181,500 and $171,000 for 2002 and 2001 respectively; and $100,000 and $65,000 awarded as bonus for services performed in 2002 and 2001 respectively.

(13)	Includes: (i) $116,000 for 2001, representing the value based on the fair market value on October 18, 2001, the original grant date, of 9,000 shares of Charter Class A common stock, the vested portion of Mr. Silva’s restricted stock grant; (ii) a “stay” bonus representing the principal and interest forgiven under employee’s promissory note, amounting to $121,000 and $114,000, respectively for 2002 and 2001; and (iii) $75,000 and $150,000 awarded as a bonus for services performed in 2002 and 2001, respectively.

(14)	Amount attributed to personal use of the corporate airplane in 2003 and $100,000 attributed to personal use and commuting in the corporate airplane in 2002 and $114,961 for purchase of a car in 2002.

(15)	Includes $16,175, attributed to personal use of corporate airplane, $9,835 for tax reimbursement associated with personal use of corporate airplane and $4,800 for car.

(16)	Includes (i) for 2003, premiums for supplemental life insurance available for executives, $2,639 paid as premium for long term disability available for executives, and $10,000 as reimbursement for tax advisory services; (ii) for 2002, $255 paid as premiums for supplemental life insurance available for executives and $10,000 as reimbursement for tax advisory services; and (iii) for 2001, $7,500 as reimbursement for legal expenses and $1,486 paid by us for COBRA expenses.

(17)	Includes for 2003, $2,955 paid as premium for long term disability available to executives, $12,500 as reimbursement for tax advisory services and $74,106 paid in relation to relocation expenses.

(18)	Includes for 2003, $128,769 paid in severance, $5,000 paid in matching contributions under Charter 401(K) plan, $575 paid as premium for long term disability available to executives.

2003 Aggregated Option Exercises and Option Value Table

      The following table sets forth, for the individuals named in the Summary Compensation Table, information concerning options, including the number of securities for which options were exercised during 2003 and for which options were held at December 31, 2003, the value of unexercised “in-the-money” options (i.e., the positive spread between the exercise price of outstanding options and the market value of Charter Class A common stock on December 31, 2003) and the value of unexercised options as of December 31, 2003:

			Number of Securities
			Underlying Unexercised		Value of Unexercised
			Options at		In-the-Money Options at
			December 31, 2003(#)(1)		December 31, 2003($)(2)
	Shares
	Acquired on	Value
Name	Exercise(#)	Realized($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Carl E. Vogel	—	—	1,970,833	3,179,167	200,000	800,000
Margaret A. Bellville	—	—	250,000	250,000	250,000	250,000
Steven A. Schumm	—	—	912,136	585,545	60,000	240,000
Curtis S. Shaw	—	—	310,332	413,668	20,000	80,000
Wayne H. Davis	—	—	20,000	295,000	10,000	265,000
Stephen E. Silva	—	—	367,916	277,084	30,000	125,000

(1)	Options granted prior to 2001 and under the 1999 Charter Communications Option Plan, when vested, are exercisable for membership units of Charter Communications Holding Company, LLC, which are immediately exchanged on a one-for-one basis for shares of Charter Class A common stock. Options granted under the 2001 Stock Incentive Plan and after 2000 are exercisable for shares of Charter Class A common stock

(2)	Based on a per share market value (closing price) of $4.02 as of December 31, 2003, for Charter Class A common stock.

2003 Option Grants

      The following table shows individual grants of options made to individuals named in the Summary Compensation Table during 2003. All such grants were made under the 2001 Stock Incentive Plan and the exercise price was based upon the fair market value of Charter’s Class A common stock.

					Potential Realizable
	Number of				Value at Assumed
	Securities	% of Total			Annual Rate of
	Underlying	Options			Stock Price Appreciation
	Options	Granted to	Exercise		For Option Term(2)
	Granted	Employees	Price	Expiration
Name	(#)(1)	In 2002	($/Sh)	Date	5% ($)	10% ($)

Carl E. Vogel	750,000	9.39%	4.30	10/28/13	2,025,827	5,133,843
Margaret A. Bellville	—	—	—	—	—	—
Steven A. Schumm	250,000	3.13%	4.13	12/19/13	648,548	1,643,547
Curtis S. Shaw	250,000	3.13%	4.30	10/28/13	675,276	1,711,281
Wayne H. Davis	225,000	2.82%	1.60	04/29/13	225,695	571,954
Stephen E. Silva(3)	—	—	—	—	—	—

(1)	Options are transferable under limited conditions, primarily to accommodate estate planning purposes. These options generally vest annually in four equal installments commencing on the first anniversary following the grant date.

(2)	This column shows the hypothetical gains on the options granted based on assumed annual compound price appreciation of 5% and 10% over the full ten-year term of the options. The assumed rates of 5% and 10% appreciation are mandated by the SEC and do not represent our estimate or projection of future prices.

(3)	Mr. Silva terminated employment in 2003 and received no options in 2003.

Option/ Stock Incentive Plans

      Charter has granted stock options, restricted stock and other incentive compensation pursuant to two plans — the 1999 Charter Communications Option Plan and the 2001 Stock Incentive Plan. The 1999 Charter Communications Option Plan provided for the grant of options to purchase membership units in Charter Communications Holding Company, LLC to current and prospective employees and consultants of Charter Communications Holding Company, LLC and its affiliates and current and prospective non-employee directors of Charter. Membership units received upon exercise of any options are immediately exchanged for shares of Charter Class A common stock on a one-for-one basis.

      The 2001 Stock Incentive Plan provides for the grant of non-qualified stock options, stock appreciation rights, dividend equivalent rights, performance units and performance shares, share awards, phantom stock and/or shares of restricted stock (not to exceed 3,000,000 shares) as each term is defined in the 2001 Stock Incentive Plan. Employees, officers, consultants and directors of Charter and its subsidiaries and affiliates are eligible to receive grants under the 2001 Stock Incentive Plan. Generally, options expire 10 years from the grant date.

      Together, the plans allow for the issuance of up to a total of 90,000,000 shares of Charter Class A common stock (or units exchangeable for Charter Class A common stock). Any shares covered by options that are terminated under the 1999 Charter Communications Option Plan will be transferred to the 2001 Stock Incentive Plan, and no new options will be granted under the 1999 Charter Communications Option Plan. At December 31, 2003, 460,572 shares had been issued under the plans upon exercise of options, 91,978 had been issued upon vesting of restricted stock grants, and 154,526 shares are subject to future vesting under restricted stock agreements. Of the remaining 89,292,888 shares covered by the plans, as of December 31, 2003, 47,882,365 were subject to outstanding options (22,860,936 of which are vested) and 41,410,523 remain eligible for future grant.

      The Option Plan Committee of the board of directors of Charter administers and authorizes grants and awards under the 2001 Stock Incentive Plan to any eligible individuals. The Option Plan Committee will determine the terms of each stock option grant, restricted stock grant or other award at the time of grant, including the exercise price to be paid for the shares, the vesting schedule for each option, the price, if any, to be paid by the grantee for the restricted stock, the restrictions placed on the shares, and the time or times when the restrictions will lapse. The Option Plan Committee also has the power to accelerate the vesting of any grant or extend the term thereof.

      Upon a change of control of Charter, the Option Plan Committee can shorten the exercise period of any option, have the survivor or successor entity assume the options with appropriate adjustments, or cancel options and pay out in cash. If an optionee’s or grantee’s employment is terminated without “cause” or for “good reason” following a “change in control” (as those terms are defined in the plans), unless otherwise provided in an agreement, with respect to such optionee’s or grantee’s awards under the plans, all outstanding options will become immediately and fully exercisable, all outstanding stock appreciation rights will become immediately and fully exercisable, the restrictions on the outstanding restricted stock will lapse, and all of the outstanding performance units will vest and the restrictions on all of the outstanding performance shares will lapse as if all performance objectives had been satisfied at the maximum level.

      In July 2003, we amended the plans to authorize the repricing of options, including reducing the exercise price per share of any outstanding option, permitting the cancellation, forfeiture or tender of outstanding options in exchange for other awards or for new options with a lower exercise price per share, or repricing or replacing any outstanding option by any other method.

      Unless sooner terminated by the board of directors of Charter, the 2001 Stock Incentive Plan will terminate on February 12, 2011, and no option or award can be granted thereafter.

      In January 2004, Charter commenced an option exchange program in which employees of Charter and its subsidiaries have been offered the right to exchange all existing stock options under the 1999 and 2001 plans that have an exercise price over $10 per share for shares of restricted Charter Class A common stock or, in some instances, cash. The offer applies to options (vested and unvested) to purchase a total of

22,929,573 shares of Class A common stock, or approximately 48% of Charter’s 47,882,365 total options issued and outstanding. The offer is scheduled to close on February 20, 2004. Participation by employees is voluntary. Members of Charter’s board of directors who are not also employees of Charter or any of its subsidiaries are not eligible to participate in the exchange offer.

      We cannot predict how many options will be exchanged in this program. However, assuming that the fair market value per share will be $5.00 on the grant date of the restricted stock and that all eligible options are tendered and accepted for exchange, Charter estimates the cost of the stock option exchange program at approximately $17 million, with a first quarter 2004 cash compensation expense of approximately $5.3 million and a non-cash compensation expense of approximately $11.7 million, which would be recorded over the three-year vesting period of the restricted stock to be issued in the exchange. Based on those assumptions, Charter would issue an aggregate of 2,346,991 shares of restricted stock (of which 483,677 shares will be performance shares with vesting over a period upon Charter meeting certain performance targets) and will make aggregate cash payments of approximately $5.3 million to tendering option holders. The non-cash compensation expense will vary depending on the market value of Charter’s Class A common stock on the grant date, as well as the number of eligible options tendered and accepted for exchange.

Employment Agreements and Consulting Arrangements

      Employment Agreements. Mr. Vogel is currently employed by Charter under an employment agreement that was executed in 2001 and terminates on December 31, 2005. Of the other individuals named in the Summary Compensation Table, Mr. Silva is no longer an employee of Charter, but served in 2003 under the terms of an employment agreement executed in 2001. In addition, Ms. Bellville is employed by Charter under an employment agreement that terminates in September 2007.

      The following table lists the position, salary and bonus of each individual and the stock options and restricted stock shares received by each individual named in the Summary Compensation Table under their employment agreements. Mr. Vogel was also granted options for an additional 750,000 shares in October 2003.

			Stock	Restricted
		Annual	Options	Shares
Name	Position	Base Salary	Received	Received	Annual Bonus

Carl E. Vogel	President and Chief Executive Officer	$1,000,000	3,400,000	50,000	Up to $500,000
Margaret A. Bellville	Executive Vice President and Chief Operating Officer	$625,000	500,000	—	Not less than $203,125
Stephen E. Silva	Former Executive Vice President — Corporate Development and Chief Technology Officer	$300,000	—	36,000	50% of base, according to Executive Bonus Policy; Discretionary Bonus

      The options and restricted shares generally vested 25% on the grant date, with the remainder to vest in 36 equal monthly installments beginning on or about the 15th month after the grant date. Generally, the employment agreements provide that upon termination of the employee without cause, a specified portion of the remaining unvested options and restricted stock would vest immediately. The base salary of any employee may be increased at the discretion of the board of directors of Charter.

      The Vogel and Silva agreements provide that the employee is entitled to participate in any disability insurance, pension or other benefit plan afforded to employees generally or to executives of Charter. Mr. Vogel’s agreement provides that he will be reimbursed by Charter for the cost of term life insurance in the amount of $5 million, although he declined this reimbursement in 2001 and 2002. Mr. Silva’s agreement provided that, to the extent Charter did not provide life insurance in an amount at least equal to the unpaid amount of the employee’s base salary through the end of the term of his agreement, Charter would continue to pay his estate an amount equal to his base salary in installments through the end of the term. The agreements contain non-solicitation and confidentiality provisions. Mr. Vogel is entitled to reimbursement of the cost of a car in accordance with his agreement. Mr. Vogel’s agreement provides that he is entitled to the reimbursement of fees and dues for his membership in a country club of his choice, which he declined in 2001, 2002 and 2003, and reimbursement for up to $10,000 per year for tax, legal and financial planning services. Mr. Vogel’s agreement provides for automatic one-year renewals and also provides that Charter will cause him to be elected to the Charter board of directors without any additional compensation.

      Ms. Bellville is currently employed by Charter under an employment agreement that was entered into as of April 27, 2003 and terminates on September 1, 2007. Her annual base salary is $625,000 and she is eligible to receive an annual bonus in an amount to be determined by the board of directors of Charter, which for the year 2003 shall not be less than $203,125. The agreement provides that she is entitled to participate in any disability insurance, pension or other benefit plan afforded to employees generally or to executives of Charter. Ms. Bellville is entitled to a monthly car allowance and reimbursement for all business expenses associated with the use of such car. Ms. Bellville’s agreement provides that she is entitled to the reimbursement of dues for her membership in a country club of her choice, and reimbursement for up to $5,000 per year for tax, legal and financial planning services. Her base salary may be increased at the discretion of the board of directors of Charter. Ms. Bellville’s agreement provides for automatic one-year renewals.

      Each agreement provides that, if it is terminated by Charter without cause or by the employee for good reason (including due to a change in control of Charter), Charter will pay to the applicable employee an amount equal to the total of base salary due to the employee for the remaining term plus a full prorated bonus for the year in which the termination occurs. Also, in addition to the indemnification provisions which apply to all employees under our bylaws, each agreement provides that Charter will indemnify and hold harmless each employee to the maximum extent permitted by law from and against any claims, damages, liabilities, losses, costs or expenses in connection with or arising out of the performance by the applicable employee of his or her duties.

Stay Bonuses

      Certain of our executive officers have received “stay bonuses” in the form of three-year or two-year promissory notes. For the three-year notes, one-third of the original outstanding principal amount of each of these notes and interest was forgiven at the end of each of the first three anniversaries of the issue date, as long as the employee was still employed; for the two-year notes, the principal and interest was forgiven at the first two anniversaries. Generally, the promissory notes provided for interest at 7% per year. The amount forgiven during any year has been included as “bonus” compensation to the employee and is reflected in the “bonus” column of “— Executive Compensation — Summary Compensation Table.” In 2002, all the remaining principal and accrued interest on these notes was forgiven in accordance with the terms of the notes, so that at December 31, 2003, these notes were no longer outstanding.

Limitation of Directors’ Liability and Indemnification Matters

      Charter’s certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. The Delaware General Corporation Law provides that a corporation may eliminate or limit the personal liability of a director for monetary damages for breach of fiduciary duty as a director, except for liability for:

(1)	any breach of the director’s duty of loyalty to the corporation and its shareholders;

(2)	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

(3)	unlawful payments of dividends or unlawful stock purchases or redemptions; or

(4)	any transaction from which the director derived an improper personal benefit.

      Charter’s bylaws provide that it will indemnify all persons whom it may indemnify pursuant thereto to the fullest extent permitted by law.

      The limited liability company agreement of CCO Holdings and the bylaws of CCO Holdings Capital may require CCO Holdings and CCO Holdings Capital, respectively, to indemnify Charter and the individual named defendants in connection with the matters set forth in “Business — Legal Proceedings.”

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Charter pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

      Charter has reimbursed certain of its current and former directors, officers and employees in connection with their defense of certain legal actions. See “Certain Relationships and Related Party Transactions — Indemnification Advances.”

PRINCIPAL SHAREHOLDERS

      The following table sets forth certain information regarding beneficial ownership of Charter’s Class A common stock as of December 31, 2003 by:

•	each person serving as a director of CCO Holdings or Charter;

•	the current chief executive officer and the other individuals named in the Summary Compensation Table;

•	all persons serving as directors and officers of CCO Holdings and Charter, as a group; and

•	each person known by us to own beneficially 5% or more of the outstanding Charter Class A common stock.

      With respect to the percentage of voting power set forth in the following table:

•	each holder of Charter Class A common stock is entitled to one vote per share; and

•	each holder of Charter Class B common stock is entitled to (i) ten votes per share of Class B common stock held by such holder and its affiliates and (ii) ten votes per share of Class B Common Stock for which membership units in Charter Communications Holding Company, LLC held by such holder and its affiliates are exchangeable.

			Class A
			Shares
		Unvested	Receivable			Class B
		Restricted	on Exercise	Class A		Shares
	Number of	Class A	of Vested	Shares		Issuable
	Class A Shares	Shares	Options or	Receivable on	Number of	upon		% of
	(Voting and	(Voting	Other	Exercise of	Class B	Exchange or	% of	Voting
	Investment	Power	Convertible	Convertible	Shares	Conversion of	Equity	Power
Name and Address of Beneficial Owner	Power)(1)	Only)(2)	Securities(3)	Sr. Notes	Owned	Units(4)	(4)(5)	(5)(6)

Paul G. Allen(7)	29,110,640	9,882	10,000		50,000	339,132,031	58.1%	92.8%
Charter Investment, Inc.(8)						222,818,858	43.1%	*
Vulcan Cable III, Inc.(9)						116,313,173	28.3%	*
Carl E. Vogel	78,125	21,875	2,112,500	34,786			*	*
John H. Tory	4,300	9,882	40,000				*	*
Marc B. Nathanson	370,000	9,882	50,000	46,382			*	*
Charles M. Lillis(10)		11,429					*	*
David C. Merritt		9,882					*	*
Nancy B. Peretsman	60,000	9,882	50,000				*	*
William D. Savoy		9,882	50,000				*	*
Larry W. Wangberg	3,000	9,882	40,000				*	*
Margaret A. Bellville			270,833				*	*
Curtis S. Shaw	5,000		330,750				*	*
Steven A. Schumm(11)	12,440		931,431	4,638			*	*
Wayne H. Davis	250		30,000				*	*
All current directors and executive officers as a group (17 persons)(12)	29,667,225	202,478	4,023,014	88,125	50,000	339,132,031	58.4%	92.8%
Stephen E. Silva(13)			394,500				*	*
Mark Cuban(14)	19,000,000						6.5%	*
Wallace R. Weitz & Company(15)	42,005,509			1,576,994			14.7%	1.2%
Amalgamated Gadget, L.P.(16)	9,500,000			6,086,821			5.2%	*

*	Less than 1%.

(1)	Includes shares for which the named person has:

•	sole voting and investment power; or

•	shared voting and investment power with a spouse.

Does not include shares that may be acquired through exercise of options.

(2)	Includes unvested shares of restricted stock issued under the 2001 Stock Incentive Plan, as to which the applicable director or employee has sole voting power but not investment power.

(3)	Includes shares of Charter Class A common stock issuable upon exercise of options that have vested or will vest on or before February 29, 2004 under the 1999 Charter Communications Option Plan and the 2001 Stock Incentive Plan.

(4)	Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act. The beneficial owners at December 31, 2003 of Charter Class B common stock, Charter Communications Holding Company, LLC membership units and convertible senior notes of Charter are deemed to be beneficial owners of an equal number of shares of Charter Class A common stock because such holdings are either convertible into Class A shares (in the case of Class B shares and convertible senior notes) or exchangeable (directly or indirectly) for Class A shares (in the case of the membership units) on a one- for-one basis. Unless otherwise noted, the named holders have sole investment and voting power with respect to the shares listed as beneficially owned. An issue has arisen as to whether the documentation for the Bresnan transaction was correct and complete with regard to the ultimate ownership of the CC VIII, LLC membership interests following the consummation of the Bresnan put transaction on June 6, 2003. See footnote (7) below and see “Certain Relationships and Related Party Transactions — Transactions Arising Out of Our Organizational Structure and Mr. Allen’s Investment in Charter and Its Subsidiaries — Equity Put Rights — CC VIII.”

(5)	The calculation of this percentage assumes for each person that:

•	295,088,606 shares of Class A common stock are issued and outstanding as of December 31, 2003;

•	50,000 shares of Class B common stock held by Mr. Allen have been converted into shares of Class A common stock;

•	the acquisition by such person of all shares of Class A common stock that such person or affiliates of such person has the right to acquire upon exchange of membership units in subsidiaries or conversion of Series A Convertible Redeemable Preferred Stock or 5.75% or 4.75% convertible senior notes;

•	the acquisition by such person of all shares that may be acquired upon exercise of options to purchase shares or exchangeable membership units that have vested or will vest by February 29, 2004; and

•	that none of the other listed persons or entities has received any shares of Class A common stock that are issuable to any of such persons pursuant to the exercise of options or otherwise.

A person is deemed to have the right to acquire shares of Class A common stock with respect to options vested under the 1999 Charter Communications Option Plan. When vested, these options are exercisable for membership units of Charter Communications Holding Company, LLC, which are immediately exchanged on a one-for-one basis for shares of Charter Class A common stock. A person is also deemed to have the right to acquire shares of Class A common stock issuable upon the exercise of vested options under the 2001 Stock Incentive Plan.

(6)	The calculation of this percentage assumes that Mr. Allen’s equity interests are retained in the form that maximizes voting power (i.e., the 50,000 shares of Class B common stock held by Mr. Allen have not been converted into shares of Class A common stock; that the membership units of Charter Communications Holding Company, LLC owned by each of Vulcan Cable III, Inc. and Charter Investment, Inc. have not been exchanged for shares of Class A common stock).

(7)	The total listed includes:

•	222,818,858 membership units in Charter Communications Holding Company, LLC held by Charter Investment, Inc.; and

•	116,313,173 membership units in Charter Communications Holding Company, LLC held by Vulcan Cable III, Inc.

The listed total excludes 24,273,943 shares of Class A common stock issuable upon exchange of units of Charter Communications Holding Company, LLC, which may be issuable to Charter Investment, Inc. (which is owned by Mr. Allen) as a consequence of the closing of his purchase of the membership interests in CC VIII, LLC that were put to Mr. Allen and were purchased by him on June 6, 2003. An issue has arisen regarding the ultimate ownership of such CC VIII, LLC membership interests following the consummation of such put transaction. See “Certain Relationships and Related Party Transactions — Transactions Arising Out of Our Organizational Structure and Mr. Allen’s Investment in Charter and Its Subsidiaries — Equity Put Rights — CC VIII.”

The address of this person is: 505 Fifth Avenue South, Suite 900, Seattle, WA 98104.

(8)	Includes 222,818,858 membership units in Charter Communications Holding Company, LLC which are exchangeable for shares of Class B common stock on a one-for-one basis, which are convertible to shares of Class A common stock on a one-for-one basis. The address of this person is Charter Plaza, 12405 Powerscourt Drive, St. Louis, MO 63131.

(9)	Includes 116,313,173 membership units in Charter Communications Holding Company, LLC which are exchangeable for shares of Class B common stock on a one-for-one basis, which are convertible to shares of Class A common stock on a one-for-one basis. The address of this person is: 505 Fifth Avenue South, Suite 900, Seattle, WA 98104.

(10)	Mr. Lillis was granted 11,429 shares of restricted Class A common stock on October 3, 2003, which shares will vest fully on the one year anniversary of the grant date.

(11)	Includes 1,000 shares for which Mr. Schumm has shared investment and voting power.

(12)	Mr. Huseby was not an officer at December 31, 2003. He was granted 50,000 shares of restricted Class A common stock and options to purchase 350,000 shares on January 5, 2004. Mr. Cullen and Mr. Lovett were appointed executive officers in January 2004.

(13)	Mr. Silva’s 21,000 shares of unvested restricted stock were cancelled upon his resignation, effective July 1, 2003. Under the terms of his severance, his options will continue to vest until October 15, 2004, and all vested options will be exercisable until 60 days thereafter.

(14)	The equity ownership reported in this table is based upon holder’s Form 13G filed with the SEC May 19, 2003. The address of this person is: 5424 Deloache, Dallas, Texas 75220.

(15)	The equity ownership reported in this table, for both the named holder and its president and primary owner, Wallace R. Weitz, is based upon holders’ Form 13G filed with the SEC on January 16, 2003, and reflects the holders’ ownership in its capacity as an investment advisor and not ownership for its own account. The address of this person is: 1125 South 103rd Street, Suite 600, Omaha, Nebraska 68124-6008.

(16)	The equity ownership reported in this table is based upon holder’s Form 13G filed with the SEC July 22, 2003. The address of this person is: 301 Commerce Street, Suite 2975, Fort Worth, Texas 76102.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

      The following sets forth certain transactions in which we are involved and in which the directors, executive officers and affiliates of Charter or us have or may have a material interest. The transactions fall generally into three broad categories:

•	Transactions in which Mr. Allen has an interest that arise directly out of Mr. Allen’s investment in Charter and Charter Communications Holding Company, LLC. A large number of the transactions described below arise out of Mr. Allen’s direct and indirect (through Charter Investment, Inc., or the Vulcan entities, each of which Mr. Allen controls) investment in Charter and its subsidiaries, as well as commitments made as consideration for the investments themselves.

•	Transactions with third party providers of products, services and content in which Mr. Allen has a material interest. Mr. Allen has numerous investments in the areas of technology and media. We have a number of commercial relationships with third parties in which Mr. Allen has an interest.

•	Other Miscellaneous Transactions. We and Charter have a limited number of transactions in which certain of the officers, directors and principal shareholders of Charter and its subsidiaries, other than Mr. Allen, have an interest.

      Except where noted below, we do not believe that these transactions present any unusual risks for us that would not be present in any similar commercial transaction.

      The chart below summarizes certain information with respect to these transactions. Additional information regarding these transactions is provided following the chart.

Interested
Transaction	Related Party	Description of Transaction

Intercompany Management
Arrangements	Paul G. Allen; Charter	The subsidiaries of CCO Holdings paid Charter approximately $6 million, $9 million and $9 million for management services rendered in 2001, 2002, and the first nine months of 2003, respectively.

Management Agreement	Paul G. Allen	No fees were paid in 2001, 2002 or 2003, although total management fees payable to Charter Investment, Inc., exclusive of interest, were approximately $14 million at December 31, 2001 and 2002 and September 30, 2003.

Channel Access Agreement	Paul G. Allen	At Vulcan Ventures’ request, we will provide Vulcan Ventures with exclusive rights for carriage on eight of our digital cable channels as partial consideration for a prior capital contribution of $1.325 billion.

Equity Put Rights	Paul G. Allen	Certain sellers of cable systems that we acquired were granted, or previously had, the right, as described below, to put to Paul Allen equity in us (in the case of Rifkin and Falcon), Charter Communications Holding Company, LLC (in the case of Rifkin) and CC VIII, LLC (in the case of Bresnan) issued to such sellers in connection with such acquisitions.

Interested
Transaction	Related Party	Description of Transaction

Funding Commitment of Vulcan
Inc.	Paul G. Allen	Pursuant to a commitment letter dated April 14, 2003, Vulcan Inc., which is an affiliate of Paul Allen, agreed to lend, under certain circumstances, or cause an affiliate to lend to Charter Holdings or any of its subsidiaries a total amount of up to $300 million, which amount includes a subfacility of up to $100 million for the issuance of letters of credit. In November 2003, we terminated the commitment. We incurred expenses to Vulcan Inc. totaling $875,000 in connection with the commitment prior to termination.

High Speed Access Corp. Asset
Purchase Agreement	Paul G. Allen	In February 2002, our subsidiary purchased certain assets of High Speed Access for $78 million, plus the delivery of 37,000 shares of High Speed Access Series D preferred stock and certain warrants. In connection with the transaction, High Speed Access also purchased 38,000 shares of its Series D preferred stock from Vulcan Ventures for approximately $8 million, and all of Vulcan Ventures’ shares of High Speed Access common stock.

High Speed Access Corp.	Paul G. Allen	In January 2002, we granted a royalty free right to use intellectual property purchased by Charter Communications Holding Company, LLC, received approximately $4 million in management fees and approximately $17 million in revenues and paid approximately $2 million under agreements that have terminated.

TechTV Carriage Agreement	Paul G. Allen William D. Savoy Larry W. Wangberg	We received approximately $9 million and $4 million from TechTV under the Carriage Agreement in 2001 and 2002, respectively, and $1 million for the first nine months of 2003, and paid TechTV $0 and $0.2 million in 2001 and 2002, respectively, and $66,600 in the first nine months of 2003.

Oxygen Media Corporation
Carriage Agreement	Paul G. Allen William D. Savoy	We paid Oxygen Media approximately $3 million and $6 million under the Carriage Agreement in exchange for programming in 2001, 2002, respectively, and approximately $6 million during the first nine months of 2003. We recognized approximately $2 million in 2002, and $577,200 in the first nine months of 2003, from Oxygen Media related to marketing support provided to customers, and we hold warrants to purchase 2.4 million shares of Oxygen Media common stock.

Portland Trail Blazers Carriage Agreement	Paul G. Allen	We paid approximately $1 million for rights to carry the cable broadcast of certain Trail Blazers basketball games in both 2001 and 2002, and $0 in the first nine months of 2003.

Interested
Transaction	Related Party	Description of Transaction

Action Sports Cable Network
Carriage Agreement	Paul G. Allen	We paid approximately $0.4 million and $1 million for rights to carry its programming in 2001 and 2002, respectively, and $0 in the first nine months of 2003.

Click2learn, Inc. Software
License Agreement	Paul G. Allen	We paid approximately $250,000 under the Software License Agreement in 2002, and $0 in the first nine months of 2003.

Digeo, Inc. Broadband Carriage
Agreement	Paul G. Allen William D. Savoy Carl E. Vogel	We paid Digeo $0 and approximately $3 million in 2001 and 2002, respectively, for customized development of the i-channels and the local content tool kit, and approximately $3 million in the first nine months of 2003. We received no revenues under the Broadband Carriage Agreement in 2001 and 2002, or in the first nine months of 2003.

USA Networks/Home Shopping
Network	Paul G. Allen William D. Savoy	For the year ended December 31, 2001, we received approximately $12 million from USA Networks under the affiliation agreement and for commissions from USA Networks for home shopping sales generated by its customers and/or promotion of the Home Shopping Network. For the year ended December 31, 2001, we paid USA Networks approximately $39 million for cable television programming.

ADC Telecommunications Inc.	Larry W. Wangberg	We paid $759,600 to purchase certain access/network equipment in 2002, and $32,900 in the first nine months of 2003.

HDNet and HDNet Movies
Network	Mark Cuban	We are party to an agreement to carry two around-the-clock, high-definition networks, HDNet and HDNet Movies.

Office lease agreement	David L. McCall	We paid $117,600 in both 2001 and 2002, and $88,200 in the first nine months of 2003, under an office lease agreement to a partnership controlled by Mr. McCall.

Construction Services	David L. McCall	We paid $571,600 and $644,800 in 2001 and 2002, respectively, and $381,300 in the first nine months of 2003, to a construction company controlled by Mr. McCall’s brother and $462,100 and $3 million in 2001 and 2002, respectively, and $373,800 in the first nine months of 2003 to a construction company controlled by Mr. McCall’s son.

Lease Arrangements	Marc B. Nathanson	We paid approximately $127,000 and $76,000 in 2001, and 2002, respectively, and $20,100 in the first nine months of 2003, to companies controlled by Mr. Nathanson under a warehouse lease agreement.

Interested
Transaction	Related Party	Description of Transaction

Charter airplane	Howard L. Wood	In 2001, Mr. Wood received a benefit of $118,500 for the cost of two individuals to operate an airplane for a company controlled by Wood. In addition, Mr. Wood also used Charter’s airplane for occasional personal use in 2001, a benefit valued at $12,500 for the year ended December 31, 2001.

Payment for Relatives’
Services	Howard L. Wood	In 1999, one of Mr. Wood’s daughters, received a bonus in the form of a three-year promissory note bearing interest at 7% per year. The amount of principal and interest forgiven on this note for the year ended December 31, 2001, was $85,500, and the outstanding balance on the note was forgiven effective as of February 22, 2002. Another daughter of Mr. Wood received approximately $70,210 during the year ended December 31, 2001 for event planning services performed by her company.

Replay TV Joint Venture	Paul G. Allen	Charter Communications Ventures received management fees of $1 million for the year ended December 31, 2001

Enstar Limited Partnership
Systems Purchase and
Management Services	Charter officers who were appointed by a Charter Subsidiary (as general partner) to serve as officers of Enstar limited partnerships	Certain of our subsidiaries purchased certain assets of the Enstar Limited Partnerships, for approximately $63 million.

We also earned approximately $2 million and $1 million in 2001 and 2002, respectively, and $280,800 in the first nine months of 2003, by providing management services to the Enstar Limited Partnerships.

Indemnification Advances	Directors and current and former officers named in certain legal proceedings	Charter has reimbursed certain of its current and former directors and executive officers a total of approximately $6.3 million for costs incurred in connection with certain litigation matters in 2002 and through the first nine months of 2003.

Intercompany Loans	Charter; Paul G. Allen; Charter Communications Holding Company	In 2001 and 2002 and in the first nine months of 2003, we and our subsidiaries paid $4 million, $4 million and $2 million, respectively, in interest to Charter Communications Holding Company, LLC and accrued an additional $3 million, $4 million and $1 million respectively, in interest on certain indebtedness, the average month end balance of which in 2001, 2002 and in the first nine months of 2003 was approximately $74 million, $92 million and $50 million, respectively.

      The following sets forth additional information regarding the transactions summarized above.

Transactions Arising Out of Our Organizational Structure and Mr. Allen’s Investment in Charter and Its Subsidiaries

      As noted above, a number of our related party transactions arise out of Mr. Allen’s investment in Charter and its subsidiaries. Some of these transactions are with Charter Investment, Inc. and Vulcan Ventures (both owned 100% by Mr. Allen), Charter (controlled by Mr. Allen) and Charter Communications Holding Company, LLC (approximately 46.5% owned by us and 53.5% owned by other affiliates of Mr. Allen). See “Summary — Organizational Structure” for more information regarding the ownership by Mr. Allen and certain of his affiliates.

Intercompany Management Arrangements

      Charter is a party to management arrangements with Charter Communications Holding Company, LLC and certain of its subsidiaries. Under these agreements, Charter provides management services for the cable television systems owned or operated by its subsidiaries. These management agreements provide for reimbursement to Charter for all costs and expenses incurred by it attributable to the ownership and operation of the managed cable systems (referred to as “company expenses”), plus an additional management fee to cover additional costs incurred by Charter that are not in the nature of company expenses (such as corporate overhead, administration and salary expense). The management agreements covering the CC VI and CC VII companies limit the management fee portion payable to Charter to 5% of their respective gross revenues. Under the arrangement covering all of our other operating subsidiaries, there is no limit on the dollar amount or percentage of revenues payable as management fees, except for CC VIII, LLC, where the operating agreement limits management fees payable to amounts allowed under the CC VIII Credit Agreement. However, the total amount paid by Charter Communications Holding Company, LLC and all of its subsidiaries is limited to the amount necessary to reimburse Charter for all of its expenses, costs, losses, liabilities and damages paid or incurred by it in connection with the performance of its services under the various management agreements and in connection with its corporate overhead, administration, salary expense and similar items. The expenses subject to reimbursement include fees Charter is obligated to pay under a mutual services agreement with Charter Investment, Inc. Payment of management fees by Charter’s operating subsidiaries is subject to certain restrictions under the credit facilities and indentures of such subsidiaries and the indentures governing the Charter Holdings public debt. If any portion of the management fee due and payable is not paid, it is deferred by Charter and accrued as a liability of such subsidiaries. Any deferred amount of the management fee generally will bear interest at the rate of 10% per year, compounded annually, from the date it was due and payable until the date it is paid. For the years ended December 31, 2001 and 2002 and the nine months ended September 30, 2003, the subsidiaries of Charter Holdings paid a total of approximately $6 million, $9 million and $9 million, respectively, as management fees to Charter.

Previous Management Agreement with Charter Investment, Inc.

      Prior to November 12, 1999, Charter Investment, Inc. provided management and consulting services to our operating subsidiaries for a fee equal to 3.5% of the gross revenues of the systems then owned, plus reimbursement of expenses. The balance of management fees payable under the previous management agreement was accrued with payment at the discretion of Charter Investment, Inc., with interest payable on unpaid amounts. For the years ended December 31, 2001 and 2002 and the nine months ended September 30, 2003, Charter’s subsidiaries did not pay any fees to Charter Investment, Inc. to reduce management fees payable. As of December 31, 2001 and 2002 and September 30, 2003, total management fees payable to Charter Investment, Inc. were approximately $14 million, exclusive of any interest that may be charged.

Vulcan Ventures Channel Access Agreement

      Vulcan Ventures, an entity controlled by Mr. Allen, Charter, Charter Investment, Inc. and Charter Communications Holding Company, LLC are parties to an agreement dated September 21, 1999 granting to Vulcan Ventures the right to use up to eight of our digital cable channels as partial consideration for a prior capital contribution of $1.325 billion. Specifically, at Vulcan Ventures’ request, we will provide Vulcan Ventures with exclusive rights for carriage of up to eight digital cable television programming services or channels on each of the digital cable television systems with local and to the extent available, national control of the digital product owned, operated, controlled or managed by Charter or its subsidiaries now or in the future of 550 megahertz or more. If the system offers digital services but has less than 550 megahertz of capacity, then the programming services will be equitably reduced. Upon request of Vulcan Ventures, we will attempt to reach a comprehensive programming agreement pursuant to which we will pay the programmer, if possible, a fee per digital customer. If such fee arrangement is not achieved, then we and the programmer shall enter into a standard programming agreement. The initial term of the channel access agreement was 10 years, and the term extends by one additional year (such that the remaining term continues to be 10 years) on each anniversary date of the agreement unless either party provides the other with notice to the contrary at least 60 days prior to such anniversary date. To date, Vulcan Ventures has not requested to use any of these channels. However, in the future it is possible that Vulcan Ventures could require us to carry programming that is less profitable to us than the programming that we would otherwise carry and our results would suffer accordingly.

Equity Put Rights

      As part of our acquisition of the cable television systems owned by Bresnan Communications Company Limited Partnership in February 2000, CC VIII, LLC, our indirect limited liability company subsidiary, issued Class A Preferred Membership Interests (collectively, the “CC VIII interest”) with a value and an initial capital account of approximately $630 million to certain sellers affiliated with AT&T Broadband, now owned by Comcast Corporation (the “Comcast sellers”). While held by the Comcast sellers, the CC VIII interest was entitled to a 2% priority return on its initial capital amount and such priority return was entitled to preferential distributions from available cash and upon liquidation of CC VIII, LLC. While held by the Comcast sellers, the CC VIII interest generally did not share in the profits and losses of CC VIII, LLC. Mr. Allen granted the Comcast sellers the right to sell to him the CC VIII interest for approximately $630 million plus 4.5% interest annually from February 2000 (the “Comcast put right”). In April 2002, the Comcast sellers exercised the Comcast put right in full, and this transaction was consummated on June 6, 2003. Accordingly, Mr. Allen has become the holder of the CC VIII interest, indirectly through an affiliate. Consequently, subject to the matters referenced in the next paragraph, Mr. Allen generally thereafter will be allocated his pro rata share (based on number of membership interests outstanding) of profits or losses of CC VIII, LLC. In the event of a liquidation of CC VIII, LLC, Mr. Allen would not be entitled to any priority distributions (except with respect to the 2% priority return, as to which such priority would continue to accrete), and Mr. Allen’s share of any remaining distributions in liquidation will be equal to the initial capital account of the Comcast sellers of approximately $630 million, increased or decreased by Mr. Allen’s pro rata share of CC VIII, LLC’s profits or losses (as computed for capital account purposes) after June 6, 2003. At September 30, 2003, Mr. Allen’s CC VIII interest was $678 million. The limited liability company agreement of CC VIII, LLC does not provide for a mandatory redemption of the CC VIII interest.

      An issue has arisen as to whether the documentation for the Bresnan transaction was correct and complete with regard to the ultimate ownership of the CC VIII interest following consummation of the Comcast put right. The board of directors of Charter formed a Special Committee (currently comprised of Messrs. Tory, Wangberg and Merritt) to investigate and take any other appropriate action on behalf of Charter with respect to this matter. After conducting an investigation of the facts and circumstances relating to this matter, the Special Committee has determined that, due to a mistake that occurred in the preparation of the Bresnan transaction documents, Charter should seek the reformation of certain contractual provisions in such documents and has notified Mr. Allen of this conclusion. The Special Committee also has determined that, as part of such contract reformation, Mr. Allen should be required to contribute the CC VIII interest to Charter Communications Holding Company in exchange for 24,273,943 Charter Communications Holding Company membership units. The Special Committee also has recommended to the Board of Directors of Charter that, to the extent the contract reformation is achieved, the Board of Directors should consider whether the CC VIII interest should ultimately be held by Charter Communications Holding Company, LLC or Charter Holdings or another entity owned directly or indirectly by them. Mr. Allen has notified the Special Committee that he disagrees with the Special

Committee’s determinations. The parties engaged in a process of non-binding mediation to seek to resolve this matter, without success.

      The Special Committee is evaluating what further actions or processes it may undertake to resolve this dispute. To accommodate further deliberation, the parties have agreed to extend the previously disclosed date of February 6, 2004 for the possible initiation of legal proceedings, and each party has agreed to refrain from initiating legal proceedings over this matter until it has given at least ten days’ prior notice to the other. If the Special Committee and Mr. Allen are unable to reach a resolution of the dispute or agreement on an alternative process to resolve the dispute, the Special Committee presently intends to seek resolution of this dispute through judicial proceedings in an action that would be commenced, after appropriate notice, in the Delaware Court of Chancery against Mr. Allen and his affiliates seeking contract reformation, declaratory relief as to the respective rights of the parties regarding this dispute and alternative forms of legal and equitable relief.

      Rifkin. On September 14, 1999, Mr. Allen and Charter Communications Holding Company, LLC entered into a put agreement with certain sellers of the Rifkin cable systems that received a portion of their purchase price in the form of 3,006,202 Class A preferred membership units of Charter Communications Holding Company, LLC. This put agreement allowed these holders to compel Charter Communications Holding Company, LLC to redeem their Class A preferred membership units at any time before September 14, 2004 at $1.00 per unit, plus accretion thereon at 8% per year from September 14, 1999. Mr. Allen had guaranteed the redemption obligation of Charter Communications Holding Company, LLC. These units were put to Charter Communications Holding Company, LLC for redemption, and were redeemed on April 18, 2003 for a total price of approximately $3.9 million.

      Mr. Allen also was a party to a put agreement with certain sellers of the Rifkin cable systems that received a portion of their purchase price in the form of shares of Class A common stock of Charter Under this put agreement, such holders have the right to sell to Mr. Allen any or all of such shares of Class A common stock at $19 per share (subject to adjustments for stock splits, reorganizations and similar events), plus interest at a rate of 4.5% per year, compounded annually from November 12, 1999. Approximately 4.6 million shares were put to Mr. Allen under these agreements prior to their expiration on November 12, 2003.

      Falcon. Mr. Allen also was a party to a put agreement with certain sellers of the Falcon cable systems (including Mr. Nathanson, one of our directors) that received a portion of their purchase price in the form of shares of Class A common stock of Charter. Under the Falcon put agreement, such holders had the right to sell to Mr. Allen any or all shares of Class A common stock received in the Falcon acquisition at $25.8548 per share (subject to adjustments for stock splits, reorganizations and similar events), plus interest at a rate of 4.5% per year, compounded annually from November 12, 1999. Approximately 19.4 million shares were put to Mr. Allen under these agreements prior to their expiration on November 12, 2003.

Previous Funding Commitment of Vulcan Inc.

      Effective April 14, 2003, our subsidiary, Charter Communications VII, LLC entered into a commitment letter with Vulcan Inc., which is an affiliate of Paul Allen, under which Vulcan Inc. agreed to lend, under certain circumstances, or cause an affiliate to lend to Charter Communications VII, LLC, or another subsidiary of Charter Holdings, up to $300 million, which amount included a subfacility of up to $100 million for the issuance of letters of credit. No amounts were ever drawn under the commitment letter. In November 2003, we terminated the commitment. We incurred expenses to Vulcan Inc. totaling $875,000 in connection with the commitment (including an extension fee) prior to termination.

Allocation of Business Opportunities with Mr. Allen

      As described under “— Third Party Business Relationships in which Mr. Allen has an Interest” in this section, Mr. Allen and a number of his affiliates have interests in various entities that provide services or programming to our subsidiaries. Given the diverse nature of Mr. Allen’s investment activities and interests, and to avoid the possibility of future disputes as to potential business, Charter and Charter

Communications Holding Company, LLC, under the terms of their respective organizational documents, may not, and may not allow their subsidiaries, to engage in any business transaction outside the cable transmission business except for the Digeo, Inc. joint venture; a joint venture to develop a digital video recorder set-top terminal; an existing investment in Cable Sports Southeast, LLC, a provider of regional sports programming; as an owner of the business of Interactive Broadcaster Services Corporation or, Chat TV, an investment in Security Broadband Corp., a company developing broadband security applications; and incidental businesses engaged in as of the closing of Charter’s initial public offering in November 1999. This restriction will remain in effect until all of the shares of Charter’s high-vote Class B common stock have been converted into shares of Class A common stock due to Mr. Allen’s equity ownership falling below specified thresholds.

      Should Charter or Charter Communications Holding Company, LLC or any of their subsidiaries wish to pursue, or allow their subsidiaries to pursue, a business transaction outside of this scope, it must first offer Mr. Allen the opportunity to pursue the particular business transaction. If he decides not to pursue the business transaction and consents to Charter or its subsidiaries engaging in the business transaction, they will be able to do so. In any such case, the restated certificate of incorporation of Charter and the limited liability company agreement of Charter Communications Holding Company, LLC would need to be amended accordingly to modify the current restrictions on the ability of such entities to engage in any business other than the cable transmission business. The cable transmission business means the business of transmitting video, audio, including telephony, and data over cable television systems owned, operated or managed by Charter, Charter Communications Holding Company, LLC or any of their subsidiaries from time to time.

      Under Delaware corporate law, each director of Charter, including Mr. Allen, is generally required to present to Charter, any opportunity he or she may have to acquire any cable transmission business or any company whose principal business is the ownership, operation or management of cable transmission businesses, so that we may determine whether we wish to pursue such opportunities. However, Mr. Allen and the other directors generally will not have an obligation to present other types of business opportunities to Charter and they may exploit such opportunities for their own account.

      Also, conflicts could arise with respect to the allocation of corporate opportunities between us and Mr. Allen and his affiliates in connection with his investments in businesses in which we are permitted to engage under Charter’s restated certificate of incorporation and our limited liability company agreement. Certain of the indentures of Charter and its subsidiaries, including the indenture governing the original notes and the new notes, require the applicable issuer of notes to obtain, under certain circumstances, approval of the board of directors of Charter and, with respect to any a transaction is valued at or in excess of $50 million, a fairness opinion with respect to transactions in which Mr. Allen has an interest. See “Description of Notes — Transactions with Affiliates.” We have not instituted any other formal plan or arrangement to address potential conflicts of interest.

      The restrictive provisions of the organizational documents described above may limit our ability to take advantage of attractive business opportunities. Consequently, our ability to offer new products and services outside of the cable transmission business and enter into new businesses could be adversely affected, resulting in an adverse effect on our growth, financial condition and results of operations.

Third Party Business Relationships in which Mr. Allen has an Interest

      As previously noted, Mr. Allen has extensive investment in the areas of media and technology. We have a number of commercial relationships with third parties in which Mr. Allen has an interest. Mr. Allen or his affiliates own equity interests or warrants to purchase equity interests in various entities with which we do business or which provide us with products, services or programming. Mr. Allen owns 100% of the equity of Vulcan Ventures Incorporated and Vulcan Inc. and is the president of Vulcan Ventures. Mr. Savoy serves as a consultant to, and is a former vice president and director of Vulcan Ventures. The various cable, media, Internet and telephony companies in which Mr. Allen has invested may mutually benefit one another. The agreements governing our relationship with Digeo, Inc. are an example of a cooperative business relationship among his affiliated companies. We can give no assurance, nor should you expect, that any of these business relationships will be successful, that we will realize any benefits from these relationships or that we will enter into any business relationships in the future with Mr. Allen’s affiliated companies.

      Mr. Allen and his affiliates have made, and in the future likely will make, numerous investments outside of us and our business. We cannot assure you that, in the event that we or any of our subsidiaries enter into transactions in the future with any affiliate of Mr. Allen, such transactions will be on terms as favorable to us as terms we might have obtained from an unrelated third party.

      In February 2001, Charter entered into certain of the purchase agreements related to the AT&T transactions and in June 2001, it assigned its rights and obligations under these contracts to certain of its subsidiaries which purchased the assets from AT&T. In August 2001, the systems acquired in the Cable USA transaction by Charter and Charter Communications Holding Company, LLC, were contributed through Charter Holdings to certain of its subsidiaries, which are now our subsidiaries and which own and operate these systems.

      With respect to the following business relationships, unless otherwise noted where Charter and Charter Communications Holding Company are party to an agreement, we function as the operating entity under the contract receiving all revenue, making all payments and fulfilling the operational commitments under the contracts. In these cases references to “we,” “us” or “our” relate to commitments made by our direct and indirect parent companies (and/or our manager).

     High Speed Access

      High Speed Access Corp. has been a provider of high-speed Internet access services over cable modems. During the period from 1997 to 2000, certain Charter entities entered into Internet-access related service agreements, and both Vulcan Ventures, an entity owned by Mr. Allen, Charter Communications Holding Company, LLC one of our subsidiaries made equity investments in High Speed Access.

      On February 28, 2002, our subsidiary, CC Systems, purchased from High Speed Access the contracts and associated assets, and assumed related liabilities, that served our customers, including a customer contact center, network operations center and provisioning software. Prior to this purchase, Mr. Allen (through Vulcan Ventures) owned 38,000 shares of High Speed Access Series D Preferred Stock and 20,222,139 shares of High Speed Access common stock. In addition, Mr. Allen held an indirect ownership interest in High Speed Access by virtue of his ownership interest in us and by several of our subsidiaries’ ownership of 37,000 shares of High Speed Access Series D Preferred Stock and warrants to purchase shares of High Speed Access common stock. At the time of the asset purchase referred to above, Charter owned 13% of the common stock of High Speed Access and Vulcan Ventures beneficially owned 37% (assuming the conversion of all outstanding High Speed Access Series D Preferred Stock and the exercise of all warrants to purchase High Speed Access common stock).

      At the closing, certain of our subsidiaries paid approximately $78 million to High Speed Access and delivered their 37,000 shares of High Speed Access’s Series D convertible preferred stock and all of the warrants to buy High Speed Access common stock owned by Charter Communications Holding Company, LLC (which had been acquired pursuant to two network services agreements which were cancelled in connection with this transaction, as described below), and High Speed Access purchased the 38,000 shares of its Series D Preferred Stock from Vulcan Ventures for approximately $8 million. Additional purchase price adjustments were made as provided in the asset purchase agreement. Charter Communications Holding Company, LLC obtained a fairness opinion from a qualified investment-banking firm regarding the valuation of the assets purchased. Concurrently with the closing of the transaction, High Speed Access also purchased all of its common stock held by Vulcan Ventures.

      In conjunction with the High Speed Access asset purchase, on February 28, 2002, Charter Communications Holding Company, LLC granted High Speed Access the right to use certain intellectual property sold by High Speed Access to Charter Communications Holding Company, LLC. High Speed Access does not pay any fees under the agreement. The domestic portion of the license terminated on June 30, 2002, and the international portion of the license will expire on February 2, 2005. Prior to closing the asset purchase, Charter performed certain management services formerly performed by High Speed Access, for which it received approximately $4 million in January and February 2002.

      Concurrently with the asset purchase, all of the other agreements between Charter Communications Holding Company, LLC and High Speed Access Corp. (other than the license agreement described above), namely the programming content agreement, the services agreement, the systems access agreement, the 1998 network services agreement and the May 2000 network services agreement, were terminated. The revenues we earned from High Speed Access for the year ended December 31, 2002 were approximately $17 million. In addition, for the year ended December 31, 2002, we paid High Speed Access approximately $2 million under the 1998 network services agreement and the 2000 network services agreement, representing a per customer fee to High Speed Access according to agreed pricing terms and compensation for services exceeding certain minimum thresholds.

      Immediately prior to the asset purchase, Vulcan Ventures beneficially owned approximately 37%, and Charter Communications Holding Company, LLC and its subsidiaries beneficially owned approximately 13%, of the common stock of High Speed Access (including the shares of common stock which could be acquired upon conversion of the Series D preferred stock, and upon exercise of the warrants owned by Charter Communications Holding Company, LLC). Following the consummation of the asset purchase, neither Charter Communications Holding Company, LLC, nor Vulcan Ventures beneficially owned any securities of, or were otherwise affiliated with, High Speed Access.

      On May 12, 2000, Charter entered into a five-year network services agreement with High Speed Access, which was assigned by Charter Communications, Inc. to Charter Communications Holding Company, LLC on August 1, 2000. With respect to each system launched or intended to be launched, we paid a per customer fee to High Speed Access according to agreed pricing terms. In addition, we compensated High Speed Access for services exceeding certain minimum thresholds. For the year ended December 31, 2001, we paid High Speed Access approximately $13 million under this agreement and a 1998 network services agreement.

      In 2001, Charter Communications Holding Company, LLC was a party to a systems access and investment agreement with Vulcan Ventures and High Speed Access and a related network services agreement with High Speed Access. These agreements provided High Speed Access with exclusive access to certain of our homes passed. The term of the network services agreement was, as to a particular cable system, five years from the date revenue billing commenced for that cable system. The programming content agreement provided each of Vulcan Ventures and High Speed Access with a license to use certain content and materials of the other on a non-exclusive, royalty-free basis. The revenues we earned from High Speed Access for the year ended December 31, 2001 were approximately $8 million.

      Under the above described transactions, we also earned certain warrants to purchase High Speed Access stock. These warrants were cancelled in February 2002 in connection with the asset purchase described above.

                  TechTV

      TechTV Inc. operates a cable television channel, which broadcasts programming related to technology. Pursuant to a carriage agreement terminating in 2008, TechTV has provided us with programming for broadcast via our cable television systems. Carriage fee amounts are determined based on the percentage of customers in a particular system receiving the services. These fees will be waived for systems with higher penetration levels until December 31, 2003, and were waived for systems with lower penetration levels through April 30, 2001. In certain circumstances, we are entitled to a percentage of TechTV’s net product revenues from infomercials and home shopping and attributed to our carriage of the programming. Additionally, we receive incentive payments for channel launches through December 31, 2003. TechTV may not offer its services to any other cable operator which serves the same or fewer number of customers at a more favorable rate or on more favorable carriage terms. For the year ended December 31, 2001, we received approximately $9 million from TechTV and made no payments to them under the carriage agreement. For the year ended December 31, 2002, we received approximately $4 million from TechTV and paid approximately $0.2 million to them under the carriage agreement. For the nine months ended September 30, 2003, we received approximately $1 million from TechTV and paid $66,600 to them under the carriage agreement.

      Vulcan Programming, which is 100% owned by Mr. Allen, owned an approximate 98% equity interest in TechTV as of December 31, 2001 and 2002, respectively. Until September 2003, Mr. Savoy was the president and director of Vulcan Programming and was a director of TechTV. Mr. Wangberg, one of our directors, was the chairman, chief executive officer and a director of TechTV. Although Mr. Wangberg resigned as the chief executive officer of TechTV, he remains with TechTV as a director. In April 2001 Mr. Wangberg’s remaining 1.37% equity interest in TechTV was redeemed by TechTV. Mr. Allen is a director of TechTV.

Oxygen Media Corporation

      Oxygen Media LLC (“Oxygen”) provides programming content aimed at the female audience for distribution over cable television systems. On July 22, 2002, Charter Communications Holding Company, LLC entered into a carriage agreement with Oxygen, whereby Charter Communications Holding Company, LLC agreed to carry programming content from Oxygen, pursuant to which we currently make Oxygen programming available to approximately 5 million of our customers. The term of the carriage agreement is retroactive to February 1, 2000, the date of launch of Oxygen programming by Charter Communications Holding Company, LLC and runs for a period of five years from that date. As the number of customers receiving the Oxygen programming increases, Charter Communications Holding Company, LLC receives volume discounts. For the years ended December 31, 2001 and 2002 and the nine months ended September 30, 2003, we paid Oxygen approximately $3 million, $6 million and $6 million, respectively, for programming content.

      In addition, Oxygen pays Charter Communications Holding Company, LLC marketing support fees for customers launched after the first year of the term of the carriage agreement up to an amount of $4 million. We have recognized approximately $2 million and $577,200 of revenue related to the marketing support provided for the year ended December 31, 2002 and for the nine months ended September 30, 2003, respectively.

      Concurrently with the execution of the programming agreement, we entered into an equity issuance agreement pursuant to which Oxygen’s parent company, Oxygen Media Corporation (“Oxygen Media”), granted a subsidiary of Charter Communications Holding Company, LLC a warrant to purchase 2.4 million shares of common stock of Oxygen Media for an exercise price of $22.00 per share. Charter Communications Holding Company, LLC will also receive unregistered shares of Oxygen Media common stock with a fair market value on the date of issuance of $34 million, on or prior to February 2, 2005 with the exact date to be determined by Oxygen Media.

      Mr. William Savoy, a director of Charter, Charter Communications Holding Company, LLC, and Charter Holdings, served on the board of directors of Oxygen until September 2003. As of December 31, 2001 and 2002, through Vulcan Programming, Mr. Allen owned an approximate 31% interest in Oxygen (51% assuming exercise of all warrants held by Vulcan Programming but no exercise of warrants or options by other holders).

      Mr. Marc Nathanson has an indirect beneficial interest of less than 1% in Oxygen.

Portland Trail Blazers and Action Sports Cable Network

      On October 7, 1996, the former owner of our Falcon cable systems entered into a letter agreement and a cable television agreement with Trail Blazers Inc. for the cable broadcast in the metropolitan area surrounding Portland, Oregon of pre-season, regular season and playoff basketball games of the Portland Trail Blazers, a National Basketball Association basketball team. Mr. Allen is the 100% owner of the Portland Trail Blazers and Trail Blazers Inc. After the acquisition of the Falcon cable systems in November 1999, we continued to operate under the terms of these agreements until their termination on September 30, 2001. Under the letter agreement, Trail Blazers Inc. was paid a fixed fee for each customer in areas directly served by the Falcon cable systems. Under the cable television agreement, we shared subscription revenues with Trail Blazers Inc. For the years ended December 31, 2001 and 2002 and the nine months ended September 30, 2003, we paid approximately $1 million, $1 million and $0, respectively, in connection with the cable broadcast of Portland Trail Blazers basketball games under the October 1996 cable television agreement.

      On July 1, 2001, Charter Communications Holding Company, LLC and Action Sports Cable Network (Action Sports), which is 100% owned by Mr. Allen, entered into a new carriage agreement for a five-year term, which became effective on October 1, 2001 with the expiration of the previous agreement. Under the July 2001 carriage agreement, Charter Communications Holding Company, LLC pays Action Sports a fixed fee for each customer receiving the Action Sports programming, which covers sporting events in the Pacific Northwest, including the Portland Trail Blazers, the Seattle Seahawks, a National Football League football team, and the Portland Fire, a Women’s National Basketball Association basketball team. On November 5, 2002, the Action Sports Cable Network, which is 100% owned by Mr. Allen, announced that it was discontinuing its business following its failure to obtain an acceptable carriage agreement with AT&T Cable, the cable television provider in Portland, Oregon. Action Sports service was terminated on November 5, 2002 and Charter Communications Holding Company, LLC ceased carriage of the service. For the years ended December 31, 2001 and 2002 and the nine months ended September 30, 2003, we paid Actions Sports approximately $0.4 million, $1 million and $0, respectively, for rights to carry its programming. We believe that the failure of this network will not materially affect our business or results of operations.

Click2learn

      Charter Communications Holding Company, LLC executed a Software License Agreement with Click2learn, Inc. effective as of June 30, 2002. Since October 1999, Charter Communications Holding Company, LLC has purchased professional services, software and maintenance from Click2learn, Inc., a company which provides enterprise software for organizations seeking to capture, manage and disseminate knowledge throughout their extended enterprise. As of December 31, 2002, Mr. Allen owned an approximate 27% interest in Click2learn, Inc. including 616,120 shares held of record by Vulcan Ventures and 387,096 shares issuable upon exercise of a warrant issued to Vulcan Ventures. Mr. Allen is the sole shareholder of Vulcan Ventures and may be deemed to have shared voting and investment power with respect to such shares.

      Mr. Allen is the founder of Click2learn, Inc. For the year ended December 31, 2002 and the nine months ended September 30, 2003, we paid approximately $250,000 and $0, respectively, to Click2learn.

Digeo, Inc.

      Vulcan Ventures, an entity controlled by Mr. Allen, owns an approximate 49% interest in Digeo, Inc. (“Digeo”). The DigeoTM product is designed to blend the power of the Internet with the convenience of the television. Through the use of an advanced digital set-top terminal, customers will be able to access Internet-based streaming media on the television, including both local and national news, sports and entertainment. The Digeo product is a “portal,” which is an Internet website that serves as a user’s initial point of entry to the World Wide Web. By offering selected content, services and links to other web sites and a portal guide, it directs users through the World Wide Web. In addition, the portal generates revenues from advertising on its own web pages and by sharing revenues generated by linked or featured web sites. Digeo has a license agreement with Microsoft for software used in the Digeo set-top companion. Fees under this license agreement are passed on to us through Charter’s agreement with Digeo.

      On March 2, 2001, Charter finalized a carriage agreement with Digeo Interactive, LLC (“Digeo Interactive”), which will function as its television-based Internet portal. The agreement runs for 25 years, and provides for an exclusive relationship for the first six of those years. In connection with the execution of the carriage agreement on March 2, 2001, our wholly owned subsidiary, Charter Communications Ventures, LLC, received an equity interest in Digeo funded by Vulcan Ventures Incorporated’s contribution of approximately $21 million, which is subject to a priority return of capital to Vulcan up to the amount so funded. Vulcan also agreed to make, through January 24, 2004, certain additional contributions through Digeo Broadband Holdings, LLC to acquire Digeo equity in order to maintain Charter Venture’s pro rata interest in Digeo in the event of certain future Digeo equity financings by the founders of Digeo. These additional equity interests will also be subject to a priority return of capital to Vulcan up to the amount so contributed. In May 2002, Vulcan contributed an additional $60 million to Digeo, Inc., $15 million of which was contributed on Charter Ventures’ behalf, subject to Vulcan’s aforementioned priority return.

      On September 27, 2001, Charter and Digeo amended the March 2001 carriage agreement. Pursuant to the amendment, Digeo Interactive, a subsidiary of Digeo, would provide the content for enhanced Wink interactive television services, known as Charter Interactive Channels (“i-channels”), to Charter. In order to provide the i-channels, Digeo Interactive sublicensed certain Wink technologies to Charter. Charter would share in the revenues generated by the i-channels. Currently, our digital customers who receive i-channels receive the service at no additional charge. For the year ended December 31, 2001, we did not receive any payments or shared revenues from Digeo. As of December 31, 2001, the carrying value of our investment in Digeo was approximately $599,000.

      On September 28, 2002, Charter entered into an amendment to its Broadband Carriage Agreement with Digeo Interactive. This amendment supersedes the amendment previously entered into on September 27, 2001, and covers the development of future features to be included on the Basic iTV service provided by Digeo and Digeo’s development of an interactive “toolkit” to enable Charter to develop interactive local content. Furthermore, Charter may request that Digeo manage local content for a fee. The amendment provides for Charter to pay for development of the Basic iTV service as well as license fees for customers who receive the service, and for Charter and Digeo to split certain revenues earned from the service.

      In 2001, 2002 and the nine months ended September 30, 2003, we paid Digeo approximately $0 million, $3 million and $3 million, respectively, for customized development of the i-channels and the local content tool kit, respectively. We received no revenues under the Broadband Carriage Agreement in 2002 or in 2003.

      We are now utilizing Digeo to develop an advanced broadband media center for our customers. The anticipated media center will include an integrated set-top terminal that includes a cable converter, an industry standard high-speed cable modem, and a digital video recording (“DVR”) hard drive with connectivity to other consumer electronics devices (such as stereos, MP3 players, and digital cameras) and capable of networking in the home with PC’s and other computing devices. The DVR capability will enable customers to store video and audio files, and to pause, schedule, rewind and store television programs. We anticipate that TV-based Internet access will be a future enhancement to the media center rather than being launched as a separate product. We began an initial trial of the first version of its advanced media center in the third quarter of 2002 in St. Louis. The development and usage fees for the advanced media center have not yet been negotiated.

      On June 30, 2003, Charter Communications Holding Company, LLC entered into an agreement with Motorola to purchase 100,000 set-top terminals. The software for these set-top terminals is being supplied to Motorola by Digeo.

      Messrs. Allen and Vogel are directors of Digeo. Mr. Savoy was a director and served on the compensation committee of Digeo until September 2003. Each of Mr. Savoy and Mr. Vogel owns options to purchase 10,000 shares of Digeo common stock.

Other Miscellaneous Relationships

ADC Telecommunications Inc.

      Charter and Charter Communications Holding Company, LLC purchase certain equipment for use in our business from ADC Telecommunications, which provides broadband access and network equipment. Mr. Wangberg serves as a director for ADC Telecommunications. For the year ended December 31, 2002 and the nine months ended September 30, 2003, we paid $759,600 and $32,900, respectively, to ADC under this arrangement.

HDNet and HDNet Movies Network

      On January 10, 2003 we signed an agreement to carry two around-the-clock, high-definition networks, HDNet and HDNet Movies. HDNet Movies delivers a commercial-free schedule of full-length feature films converted from 35mm to high-definition, including titles from an extensive library of Warner Bros. Films. HDNet Movies will feature a mix of theatrical releases, made-for-TV movies, independent films and shorts. The HDNet channel features a variety of HDTV programming, including live sports, sitcoms, dramas, action series, documentaries, travel programs, music concerts and shows, special events, and news features including the popular HDNet World Report. HDNet also offers a selection of classic and recent television series, as a result of a recently announced transaction with Paramount. We believe that entities controlled by Mr. Cuban owned approximately 96.9% of HDNet as of December 31, 2002. As of December 31, 2002 and September 30, 2003, Mark Cuban, co-founder and president of HDNet, owned approximately 5.3% of the total common equity in Charter.

Affiliate Leases and Agreements

      David L. McCall, who served as Senior Vice President — Operations — Eastern Division during 2002, is a partner in a partnership that leases office space to us under a lease agreement, which expires December 31, 2010. The partnership received approximately $117,600 pursuant to such lease and related agreements for the years ended December 31, 2001 and 2002, respectively, and $88,200 for the nine months ended September 30, 2003. In addition, during 2001 and 2002 and during the first nine months of 2003, we paid approximately $571,600, $644,800 and $381,300, respectively, for construction services to a construction company controlled by Mr. McCall’s brother under a construction agreement that expires on December 31, 2003. We also paid approximately $462,100 and $3 million during 2001 and 2002, respectively, and $373,800 during the first nine months of 2003 for construction services to a construction company controlled by Mr. McCall’s son under several agreements, the last of which expires January 31, 2004.

      Companies controlled by Mr. Nathanson, a director of Charter, leased certain office space in Pasadena, California, and warehouse space in Riverside, California, to our subsidiaries. For the Pasadena office lease, which Charter terminated in April 2001 in exchange for a payment of $638,600, total rent of $204,000 was paid from January 1, 2001 to April 2001. For the years ended December 31, 2001 and 2002 and the nine months ended September 30, 2003, total rent paid for the Riverside warehouse space was approximately $127,000, $76,000 and $20,100, respectively, under a lease agreement which expired March 15, 2003.

Charter Airplane

      Howard L. Wood resigned as a director of Charter in December 2001. In 2001, the benefit to a company controlled by Mr. Wood that owned an airplane for the full annual cost of two individuals qualified to operate the plane, who were otherwise available to Charter in connection with its own flight operations, was approximately $118,500 for annual compensation to the pilots. Charter was entitled to reimbursement for these amounts. In addition, Mr. Wood also used Charter’s airplane for occasional personal use in 2001, a benefit valued at $12,500 for the year ended December 31, 2001.

Payments for Relative’s Services

      Additionally, in 1999, one of Mr. Wood’s daughters, who resigned as a Vice President of Charter Communications Holding Company, LLC in February 2002, received a bonus in the form of a three-year promissory note bearing interest at 7% per year. One-third of the original outstanding principal amount of the note and interest were forgiven as long as she remained employed by Charter Communications Holding Company, LLC at the end of each of the first three anniversaries of the issue date in February 1999. The amount of principal and interest forgiven on this note for the year ended December 31, 2001, was $85,500, and the outstanding balance on the note was forgiven effective as of February 22, 2002. Another daughter of Mr. Wood received approximately $70,210 during the year ended December 31, 2001 for event planning services performed by her company.

Replay TV Joint Venture

      Charter Communications Ventures was party to a joint venture with General Instrument Corporation (doing business as Broadband Communications Sector of Motorola, Inc.), Replay TV Inc. and Interval Research Corporation, an entity controlled by Mr. Allen, to develop and integrate digital video recording capabilities in advanced digital set-top terminals. The joint venture focused on creating a set-top based digital recording platform designed for storing video, audio and Internet content. Prior to the dissolution of the joint venture in 2001, Charter Communications Ventures received management fees of approximately $1 million for the year ended December 31, 2001, which is included in other revenues in the accompanying consolidated statement of operations.

Purchase of Certain Enstar Limited Partnership Systems; Management Fees

      In April 2002, Interlink Communications Partners, LLC, Rifkin Acquisition Partners, LLC and Charter Communications Entertainment I, LLC, each an indirect, wholly owned subsidiary of Charter Holdings, completed the cash purchase of certain assets of Enstar Income Program II-2, L.P., Enstar Income/ Growth Program Six-A, L.P., Enstar Income Program IV-1, L.P., Enstar Income Program IV-2, L.P., and Enstar Income Program IV-3, L.P., serving approximately 21,600 customers, for a total cash sale price of approximately $48 million. In September 2002, Charter Communications Entertainment I, LLC purchased all of Enstar Income Program II-1, L.P.’s Illinois cable television systems, serving approximately 6,400 customers, for a cash sale price of $15 million. Enstar Communications Corporation, a direct subsidiary of Charter Communications Holding Company, LLC is a general partner of the Enstar limited partnerships but does not exercise control over them. The purchase prices were allocated to assets acquired based on fair values, including approximately $41 million assigned to franchises.

      In addition, Enstar Cable Corporation, the manager of the Enstar limited partnerships through a management agreement, engaged Charter Communications Holding Company, LLC to manage the Enstar limited partnerships. Pursuant to the management agreement, Charter Communications Holding Company, LLC provides management services to the Enstar limited partnerships in exchange for management fees. The Enstar limited partnerships also purchase basic and premium programming for their systems at cost from Charter Communications Holding Company, LLC. For the years ended December 31, 2001 and 2002, and the nine months ended September 30, 2003, Charter Communications Holding Company, LLC earned approximately $2 million, $1 million and $280,800, respectively, by providing management services to the Enstar limited partnerships.

      All of the executive officers of Charter, Charter Communications Holding Company, LLC and Charter Holdings act as officers of Enstar Communications Corporation.

Indemnification Advances

      Pursuant to Charter’s by-laws (and the employment agreements of certain of our current and former officers), Charter is obligated (subject to certain limitations) to indemnify and hold harmless, to the fullest extent permitted by law, any officer, director or employee against all expense, liability and loss (including, among other things, attorneys’ fees) reasonably incurred or suffered by such officer or director as a result of the fact that he or she is a party or is threatened to be made a party or is otherwise involved in any action, suit or proceeding by reason of the fact that he or she is or was a director, officer or employee of Charter. In addition, Charter is obligated to pay, as an advancement of its indemnification obligation, the expenses (including attorneys’ fees) incurred by officer, director or employee in defending any such action, suit or proceeding in advance of its final disposition, subject to an obligation to repay those amounts under certain circumstances. Pursuant to these indemnification arrangements and as an advancement of costs, Charter has reimbursed certain of its current and former directors and executive officers a total of approximately $6.3 million in respect of invoices received in 2002 and through the first nine months of 2003 in connection with their defense of certain legal actions described herein. See “Business — Legal Proceedings.” Those current and former officers and directors include: Paul Allen, David G. Barford, Kent D. Kalkwarf, Jerald L. Kent, Paul E. Martin, David L. McCall, William D. Savoy, Steven A. Schumm, Curtis S. Shaw, Stephen E. Silva, James H. (Trey) Smith and Carl E. Vogel. These amounts have been submitted to Charter’s D&O insurance carrier for reimbursement. The carrier has raised various objections to portions of these amounts, and Charter is in negotiations with the carrier regarding their reimbursement.

Intercompany Loans

      From time to time, there are intercompany borrowings and repayments between or among Charter and its subsidiaries and between or among its subsidiaries. For amounts borrowed, our practice is for the borrowing party to pay interest to the lending party based on the borrower’s cost of funds on its revolving credit facility, which is based on a spread over LIBOR. On occasion, indebtedness between companies has been forgiven in lieu of a contribution to capital. The average month-end outstanding principal balance of indebtedness to Charter Communications Holding Company, LLC from us during the years ended December 31, 2001 and 2002 and nine months ended September 30, 2003 was $74 million, $92 million and $50 million, respectively. The total interest paid to Charter Communications Holding Company, LLC by us for indebtedness was approximately $4 million, $4 million and $2 million for the years ended December 31, 2001 and 2002 and nine months ended September 30, 2003, respectively, and accrued interest on such debt at December 31, 2001 and 2002 and September 30, 2003 was approximately $3 million, $4 million and $1 million, respectively.

DESCRIPTION OF CERTAIN INDEBTEDNESS

      The following description of indebtedness is qualified in its entirety by reference to the relevant credit facilities, indentures and related documents governing the debt.

Description of Our Outstanding Debt

      As of September 30, 2003, and December 31, 2002, our total debt was approximately $7.9 billion and $8.1 billion, respectively, as summarized below (dollars in millions):

	September 30,
	2003(a)		December 31, 2002

	Face	Accreted	Face	Accreted
	Value	Value(b)	Value	Value(b)

Long-Term Debt(a)
Renaissance:
10.000% senior discount notes due 2008	114	116	114	113
CC V Holdings:
11.875% senior discount notes due 2008	180	177	180	163
Other long-term debt	—	—	1	1
Credit Facilities
Charter Operating	4,483	4,483	4,542	4,542
CC VI	880	880	926	926
Falcon Cable	1,133	1,133	1,155	1,155
CC VIII Operating	1,100	1,100	1,166	1,166

	$7,890	$7,889	$8,084	$8,066

(a)	This table provides only historical information as of September 30, 2003 and therefore does not reflect the issuance and sale of the original notes and the application of the net proceeds therefrom in November 2003.

(b)	The accreted value presented above represents the face value of the notes less the original issue discount at the time of sale plus the accretion to the balance sheet date.

      In general, the obligors have the right to redeem all of the notes set forth in the above tables in whole or part at their option, beginning at various times prior to their stated maturity dates, subject to certain conditions, upon the payment of the outstanding principal amount (plus a specified redemption premium) and all accrued and unpaid interest. We currently have no intention of redeeming any of these notes prior to their stated maturity dates. For additional information, see Note 9 to our consolidated financial statements as of and for the years ended December 31, 2002, 2001 and 2000 included elsewhere in this prospectus.

      As of September 30, 2003 and December 31, 2002, long-term debt totaled approximately $7.9 billion and $8.1 billion, respectively. This debt was comprised of approximately $7.6 billion and $7.8 billion of debt under our subsidiaries’ credit facilities, and $293 million and $277 million of other long-term debt at September 30, 2003 and December 31, 2002, respectively. In addition, amounts owed to parent companies totaled approximately $37 million and $133 million as of September 30, 2003 and December 31, 2002, respectively. As of September 30, 2003 and December 31, 2002, we had unused total potential availability of $1.4 billion under the credit facilities of our subsidiaries, although our financial covenants would have limited availability under those facilities to $735 million and $944 million at September 30, 2003 and December 31, 2002, respectively. Continued access to these credit facilities is subject to our remaining in compliance with certain of the covenants contained in these credit facilities.

      As of September 30, 2003 and December 31, 2002, the blended weighted average interest rate on our debt was approximately 5.6%. Approximately 50% and 51% of our debt was effectively fixed, including the effects of our interest rate hedge agreements as of September 30, 2003 and December 31, 2002, respectively. The fair value of our variable-rate debt was approximately $7.1 billion and approximately $6.4 billion at September 30, 2003 and December 31, 2002, respectively. The fair value of our fixed-rate debt was $297 million and $212 million at September 30, 2003 and December 31, 2002, respectively. The fair value of fixed-rate debt and variable rate debt is based on quoted market prices.

Credit Facility Terms, Restrictions and Covenants

Charter Operating Credit Facilities

      Obligations under the Charter Operating credit facilities are guaranteed by Charter Holdings, CCO Holdings and by Charter Operating’s subsidiaries, other than the non-recourse subsidiaries, subsidiaries precluded from so guaranteeing by reason of the provisions of other indebtedness to which they are subject, and immaterial subsidiaries. The non-recourse subsidiaries include CCO NR Holdings, LLC, and subsidiaries contributed to CCO NR Holdings, LLC by Charter Holdings in the recent organizational restructuring that occurred in June and July of 2003, including the CC V/CC VIII Companies, the CC VI Companies and the CC VII Companies and their respective subsidiaries. The obligations under the Charter Operating credit facilities are secured by pledges of all equity interests in Charter Operating’s direct subsidiaries, all equity interests owned by its guarantor subsidiaries in their respective subsidiaries, and intercompany obligations owing to Charter Operating and/or its guarantor subsidiaries by their affiliates. The obligations are secured by a pledge of CCO Holdings’ equity interests in all of its direct subsidiaries (including Charter Operating) as collateral under these credit facilities.

      The Charter Operating credit facilities provide for borrowings of up to $5.1 billion and provide for four term facilities: two Term A facilities with a total principal amount of $1.11 billion that mature in September 2007, each with different amortization schedules, one beginning in June 2002 and one beginning in September 2005; and two Term B facilities with a total principal amount of $2.71 billion, of which $1.82 billion matures in March 2008 and $887 million matures in September 2008. The amortization of the principal amount of the Term B term loan facilities is substantially “back-ended,” with more than 90% of the principal balance due in the year of maturity. The Charter Operating credit facilities also provide for two revolving credit facilities, in a total amount of $1.34 billion, which will reduce annually beginning in March 2004 and September 2005, with a maturity date in September 2007. Supplemental credit facilities in the amount of up to $100 million may be available from lenders within or outside the lending group that agree to provide it. Amounts under the Charter Operating credit facilities bear interest at the Eurodollar rate or the base rate, each as defined, plus a margin of up to 3.0% for Eurodollar loans (3.86% to 3.11% as of September 30, 2003) and 2.0% for base rate loans. A quarterly commitment fee of between 0.25% and 0.375% per year is payable on the unborrowed balance of the revolving credit facilities.

      As of September 30, 2003, outstanding borrowings under the Charter Operating credit facilities were approximately $4.5 billion and the unused total potential availability was $666 million, although our financial covenants would have limited availability under these facilities to $210 million as of September 30, 2003. In November 2003, we repaid (but did not permanently reduce) $125 million under the revolving portion of the Charter Operating credit facilities with proceeds from the issuance of the original notes.

      The Charter Operating credit facilities were amended and restated as of June 19, 2003 to allow for the insertion of intermediate holding companies between Charter Holdings and Charter Operating. In exchange for the lenders’ consent to the organizational restructuring, Charter Operating increased pricing by 50 basis points in the existing Charter Operating pricing grid across all levels.

CC VI Operating Credit Facilities

      The obligations under the CC VI Operating credit facilities are guaranteed by CC VI Operating’s parent, CC VI Holdings, LLC, and by the subsidiaries of CC VI Operating other than immaterial subsidiaries. The obligations under the CC VI Operating credit facilities are secured by pledges of all equity interests owned by CC VI Operating and its guarantor subsidiaries in other persons, and by intercompany obligations owing CC VI Operating and/or its guarantor subsidiaries by their affiliates, but are not secured by other assets of CC VI Operating or its subsidiaries. The obligations under the CC VI Operating credit facilities are also secured by pledges by CC VI Holdings of all equity interests it holds in other persons, and intercompany obligations owing to it by its affiliates, but are not secured by the other assets of CC VI Holdings.

      The CC VI Operating credit facilities provide for two term facilities, one with a principal amount of $391 million that matures May 2008 (Term A), and the other with a principal amount of $373 million that matures November 2008 (Term B). The CC VI Operating credit facilities also provide for a $350 million reducing revolving credit facility with a maturity date in May 2008. Supplemental credit facilities in the amount of $300 million may be available until December 31, 2004 from lenders within or outside the lending group that agree to provide it. Amounts under the CC VI Operating credit facilities bear interest at the Eurodollar rate or the base rate, each as defined, plus a margin of up to 2.5% for Eurodollar loans (3.60% to 2.35% as of September 30, 2003) and 1.5% for base rate loans. A quarterly commitment fee of 0.250% per year is payable on the unborrowed balance of the Term A facility and the revolving facility.

      As of September 30, 2003, outstanding borrowings under the CC VI Operating credit facilities were $880 million and unused availability was $234 million, although our financial covenants would have limited availability under these facilities to $75 million as of September 30, 2003.

Falcon Facilities

      The obligations under the Falcon credit facilities are guaranteed by the direct parent of Falcon Cable Communications, Charter Communications VII, LLC, and by the subsidiaries of Falcon Cable Communications (except for certain excluded subsidiaries). The obligations under the Falcon credit facilities are secured by pledges of all of the equity interests in the guarantor subsidiaries of Falcon Cable Communications, but are not secured by other assets of Falcon Cable Communications or its subsidiaries. The obligations under the Falcon credit facilities are also secured by a pledge of the equity interests of Charter Communications VII in Falcon Cable Communications and intercompany obligations owing to Charter Communications VII by Falcon Cable Communications and its guarantor subsidiaries, but are not secured by the other assets of Charter Communications VII.

      The Falcon credit facilities provide for two term facilities, one with a principal amount of $190 million that matures June 2007 (Term B), and the other with the principal amount of $286 million that matures December 2007 (Term C). The Falcon credit facilities also provide for a reducing revolving facility of up to approximately $62 million (maturing in December 2006), a reducing supplemental facility of up to $106 million (maturing in December 2007) and a second reducing revolving facility of up to $670 million (maturing in June 2007). Supplemental credit facilities in the amount of up to $486 million may also be available from lenders within or outside the lending group that agree to provide it. Amounts under the Falcon credit facilities bear interest at the Eurodollar rate or the base rate, each as defined, plus a margin of up to 2.25% for Eurodollar loans (3.36% to 2.61% as of September 30, 2003) and up to 1.25% for base rate loans. A quarterly commitment fee of between 0.25% and 0.375% per year is payable on the unborrowed balance of the revolving facilities.

      As of September 30, 2003, outstanding borrowings were $1.1 billion and unused availability was $181 million, although our financial covenants would have limited availability under these facilities to $133 million as of September 30, 2003. In November 2003, we repaid $294 million under the Falcon revolving credit facilities with proceeds from the issuance of the original notes.

CC VIII Operating Credit Facilities

      The obligations under the CC VIII Operating credit facilities are guaranteed by the parent company of CC VIII Operating, CC VIII Holdings, LLC, and by the subsidiaries of CC VIII Operating other than immaterial subsidiaries. The obligations under the CC VIII Operating credit facilities are secured by pledges of all equity interests owned by CC VIII Operating and its guarantor subsidiaries in other persons, and by intercompany obligations owing to CC VIII Operating and/or its guarantor subsidiaries by their affiliates, but are not secured by other assets of CC VIII Operating or its subsidiaries. The obligations under the CC VIII Operating credit facilities are also secured by pledges of equity interests owned by CC VIII Holdings in other persons, and by intercompany obligations owing to CC VIII Holdings by its affiliates, but are not secured by the other assets of CC VIII Holdings.

      The CC VIII Operating credit facilities provide for borrowings of up to $1.4 billion as of September 30, 2003. The CC VIII Operating credit facilities provide for two term facilities, a Term A facilities with a reduced current total principal amount of $394 million, that continues reducing quarterly until they reach maturity in June 2007, and a Term B facility with a principal amount of $491 million, that continues reducing quarterly until it reaches maturity in February 2008. The amortization of the principal amount of the Term B term loan facilities is substantially “back-ended,” with more than 90% of the principal balance due in the year of maturity. The CC VIII Operating credit facilities also provide for two reducing revolving credit facilities, in the total amount of $543 million, which reduce quarterly beginning in June 2002 and September 2005, respectively, with maturity dates in June 2007. Supplemental facilities in the amount of $300 million may be available from lenders within or outside the lending group that agree to provide it. Amounts under the CC VIII Operating credit facilities bear interest at the Eurodollar rate or the base rate, each as defined, plus a margin of up to 2.75% for Eurodollar loans (3.85% to 2.61% as of September 30, 2003) and up to 1.75% for base rate loans. A quarterly commitment fee of between 0.250% and 0.375% is payable on the unborrowed balance of the revolving credit facilities.

      As of September 30, 2003, outstanding borrowings were $1.1 billion, and unused availability was $328 million although our financial covenants would have limited availability under these facilities to $317 million. In November 2003, we repaid $67 million under the CC VIII, LLC revolving credit facilities with proceeds from the issuance of the original notes.

      The maximum allowable leverage ratio declines over the term of each credit facility before becoming fixed until the credit facility matures as follows:

Charter Operating:	CC VI Operating:
4.00 until maturity	5.50 through June 30, 2004
4.50 through June 30, 2005
4.00 thereafter until maturity

Falcon Cable Communications:	CC VIII Operating:
4.50 through June 29, 2004	4.75 through September 30, 2003
3.50 through June 29, 2005	4.00 thereafter until maturity
3.00 thereafter until maturity

      Based upon outstanding indebtedness as of September 30, 2003, total future principal payments on borrowings under our credit facilities as of September 30, 2003 are presented below (dollars in millions). While current maturities of debt in 2003 are presented in the table below, current maturities are not presented on the balance sheet as we intend to refinance the amounts due in 2003 with availability under the revolving portions of our credit facilities.

	Charter	CC VI	Falcon Cable	CC VIII
	Operating	Operating	Communications	Operating	Total

2003	$9	$12	$1	$20	$42
2004	36	67	5	80	188
2005	249	67	17	105	438
2006	655	88	386	185	1,314
2007	942	173	724	240	2,079
Thereafter	2,592	473	—	470	3,535

	$4,483	$880	$1,133	$1,100	$7,596

      The table below presents the total future principal payments on outstanding borrowings under our subsidiaries bank credit facilities, assuming that the maximum available borrowings under such facilities were outstanding as of September 30, 2003 (dollars in millions):

	Charter	CC VI	Falcon Cable	CC VIII
	Operating	Operating	Communications	Operating	Total

2003	$9	$12	$5	$20	$46
2004	43	102	29	84	258
2005	513	120	170	215	1,018
2006	1,050	193	386	398	2,027
2007	942	214	724	241	2,121
Thereafter	2,592	473	—	470	3,535

	$5,149	$1,114	$1,314	$1,428	$9,005

     Credit Facilities — Restrictive Covenants

      Each of the credit facilities of our subsidiaries contains representations and warranties, affirmative and negative covenants similar to those described below with respect to the indentures governing our public notes and the public notes of our subsidiaries, information requirements, events of default and financial covenants. The financial covenants, which are generally tested on a quarterly basis, measure performance against standards set for leverage, debt service coverage, and operating cash flow coverage of cash interest expense. Additionally, the credit facilities contain provisions requiring mandatory loan prepayments under specific circumstances, including when significant amounts of assets are sold and the proceeds are not reinvested in assets useful in the business of the borrower within a specified period. The Charter Operating credit facility also provides that in the event that any indebtedness of CCO Holdings remains outstanding on the date which is six months prior to its scheduled final maturity, the term loans under the Charter Operating credit facility will mature and the revolving credit facilities will terminate on such date. As of September 30, 2003, we were in compliance with the covenants of our credit facilities.

      The Charter Operating, CC VIII Operating, Falcon and CC VI Operating credit facilities generally permit our subsidiaries to make distributions to pay interest on the original notes, the new notes, the CCH II senior notes and the convertible senior notes of Charter and the senior notes of Charter Holdings, in each case provided the respective borrower’s interest coverage ratio (as defined in the relevant credit agreement) for the most recent fiscal quarter preceding the distribution exceeds 1.75 times its cash interest expense for the same period, including the amount of such distribution. Other distributions are also permitted if the relevant borrower meets specified financial ratios. In each case, such distributions are not permitted during the existence of a default under the related credit facilities.

      The events of default for these credit facilities include, among other things, (i) the failure to make payments when due or within the applicable grace period, (ii) the failure to comply with specified covenants, or (iii) the occurrence of events that cause or permit the acceleration of other indebtedness owing by the guarantor, borrower or the borrower’s restricted subsidiaries in amounts in excess of the amounts specified below.

Guarantor/Borrower	Principal Amount

CCO Holdings/ Charter Operating	$50 Million
CC VI Holdings/ CC VI Operating	$25 Million
Charter Communications VII/ Falcon Cable Communications	$10 Million
CC VIII Holdings/CC VIII Operating	$25 Million

      Although there are no direct cross-defaults between our subsidiaries’ separate credit facilities, an event of default resulting in the acceleration of the debt under any of our subsidiaries’ credit facilities would cause an event of default under the indenture governing the original notes and new notes, which would in turn trigger the cross-default provision of the Charter Operating credit facilities.

      The credit facilities of our subsidiaries contain change of control provisions, making it an event of default, and permitting acceleration of the debt, in the event of certain specified changes of control, including if Mr. Allen, his estate, heirs and related entities, fails to maintain, directly or indirectly, at least 51% voting interest in the related borrower, or ceases to own of record or beneficially, directly or indirectly, at least 25% of the equity interests in the related borrower.

Existing Public Debt

Original Notes

      In November 2003, we issued an aggregate of approximately $500 million principal amount of 8 3/4% senior notes due 2013. For additional information about these notes see “Description of Notes.”

     Avalon (CC V) Notes

      On December 10, 1998, CC V Holdings, LLC, formerly known as Avalon Cable LLC, and CC V Holdings Finance, Inc. (formerly Avalon Cable Holdings Finance, Inc.) jointly issued $196.0 million total principal amount at maturity of 11.875% senior discount notes due 2008. On July 22, 1999, the issuers exchanged $196.0 million of the original issued and outstanding Avalon notes for an equivalent amount of new Avalon notes. The form and terms of the new Avalon notes are substantially identical to the original Avalon notes except that they are registered under the Securities Act and, therefore, are not subject to the same transfer restrictions.

      The Avalon notes are guaranteed by certain subsidiaries of CC V Holdings.

      There were no current payments of cash interest on the Avalon notes before December 1, 2003. The Avalon notes accreted in value at a rate of 11.875% per year, compounded semi-annually, to a total principal amount of $196.0 million on December 1, 2003. Since December 1, 2003, cash interest on the Avalon notes:

•	accrues at the rate of 11.875% per year on the principal amount at maturity; and

•	is payable semi-annually in arrears on June 1 and December 1 of each year, commencing June 1, 2004.

      On December 1, 2003, accreted interest on the Avalon notes in an amount equal to $369.79 per $1,000 in principal amount at maturity became due and was paid.

      After December 1, 2003, the issuers of the Avalon notes may redeem the Avalon notes, in whole or in part, at a specified premium. The optional redemption price declines to 100% of the principal amount of the Avalon notes redeemed, plus accrued and unpaid interest, if any, for redemptions on or after December 1, 2006.

      In the event of specified change of control events, holders of the Avalon notes have the right to sell their Avalon notes to the issuers of the Avalon notes at 101% of the total principal amount of the Avalon notes, plus accrued and unpaid interest, if any, to the date of purchase.

      Our acquisition of Avalon triggered this right. On December 3, 1999, we commenced a change of control repurchase offer with respect to the Avalon notes. In January 2000, we completed change of control offers in which we repurchased $16.3 million total accreted value of the 11.875% notes at a purchase price of 101% of accreted value as of January 28, 2000. The aggregate repurchase price of $10.5 million was funded with proceeds of the sale of the January 2000 Charter Holdings notes.

      The limitations on incurrence of debt contained in the indenture governing the CC V notes permit the CC V issuers and their restricted subsidiaries to incur additional debt or issue shares of preferred stock, so long as we are not in default under the CC V indenture:

•	if, after giving pro forma effect to the incurrence, the CC V issuers could meet a leverage ratio (ratio of consolidated debt to four times consolidated cash flow from the most recent quarter) of 6.5 to 1.0, and, regardless of whether the leverage ratio could be met,

•	up to approximately $346 million of debt under a credit facility,

•	up to $10 million of debt incurred to finance the purchase of new assets,

•	up to $15 million of additional debt, and

•	other items of indebtedness for specific purposes such as intercompany debt, refinancing of existing debt and interest rate swaps to provide protection against fluctuation in interest rates.

      The indenture governing the CC V notes permits the CC V issuers to incur debt under one of the categories above, and reclassify the debt into a different category. The CC VIII, LLC credit agreement generally imposes more restrictive limitations on incurring new debt, so CC VIII Operating and its subsidiaries are not permitted to utilize the full debt incurrence capability provided by the indenture covenants provided for in the CC V notes.

•	Under the indenture governing the CC V notes, the CC V issuers and their restricted subsidiaries are permitted to pay dividends on equity interests, repurchase interests, make restricted investments, or make other specified restricted payments only if CC V could, after giving pro forma effect thereto, incur $1.00 of additional debt under the leverage ratio test, which would require that the CC V issuers meet the 6.5 to 1.0 leverage ratio of the indebtedness covenant and no default would exist or result as a consequence thereof. If those conditions are met, the CC V issuers and their restricted subsidiaries are permitted to make restricted payments in a total amount not to exceed the result of 100% of the CC V issuers’ consolidated cash flow, minus 1.4 times their consolidated interest expense, plus 100% of new equity proceeds received by the CC V issuers, plus returns on certain investments, all cumulatively from January 1, 1999. The CC V issuers and their restricted subsidiaries may make permitted investments up to $10 million and other specified permitted investments, restricted payments up to $5 million, and other specified restricted payments without meeting the foregoing test.

•	The CC V issuers and their restricted subsidiaries are not permitted to grant liens on their assets other than specified permitted liens. Permitted liens include liens securing debt permitted by the covenant limiting incurrence of debt, liens securing amounts up to the greater of $15 million or 5% of total assets, certain existing liens and specified liens incurred in the ordinary course of business.

•	The CC V issuers are generally not permitted to sell or otherwise dispose of all or substantially all of their assets or merge with or into other companies unless the CC V issuers and their subsidiaries could incur $1.00 of additional debt under the leverage ratio test described above, after giving effect to the transaction.

•	The CC V issuers and their subsidiaries may generally not otherwise sell assets or, in the case of restricted subsidiaries, equity interests, unless they receive consideration at least equal to the fair market value of the assets or equity interests, with at least 75% of the consideration for such sale consisting of a controlling interest in a permitted business or assets useful in a permitted business or cash, assumption of liabilities or securities promptly converted into cash. The CC V issuers and their restricted subsidiaries are then required within 360 days after any asset sale either to commit to use the net cash proceeds over a specified threshold either to acquire assets, including controlling assets in permitted businesses, make capital expenditures or use the net cash proceeds to repay debt, or to offer to repurchase the CC V notes with any remaining proceeds.

•	The CC V issuers and their restricted subsidiaries may not engage in sale and leaseback transactions unless, at the time of the transaction, the applicable CC V issuer or restricted subsidiary could have incurred indebtedness under the leverage ratio test described above in an amount equal to the present value of the net rental payments to be made under the lease, the gross proceeds of the sale are at least equal to the fair market value of the subject property, and the sale of the assets and application of proceeds is permitted by the covenant restricting asset sales.

•	The CC V issuers’ restricted subsidiaries may not enter into restrictions on their abilities to make dividends or distributions or transfer assets to the CC V issuers except under documents governing debt, asset sales, leases and like transactions permitted by the indenture.

•	The restricted subsidiaries of the CC V issuers are generally not permitted to guarantee or pledge assets to secure debt of the CC V issuers, unless the guarantying subsidiary issues a guarantee of the CC V notes, and waives any rights of reimbursement, indemnity or subrogation arising from the guarantee transaction for at least one year.

•	The CC V issuers and their restricted subsidiaries are generally not permitted to transfer equity interests in restricted subsidiaries unless the transfer is of all of the equity interests in the restricted subsidiary or the restricted subsidiary remains a restricted subsidiary and net proceeds of the equity sale are applied in accordance with the asset sales covenant. Restricted subsidiaries of the CC V issuers are not permitted to issue equity interests if as a result, the issuing subsidiary would no longer be a restricted subsidiary.

•	The indenture governing the CC V notes also restricts the ability of the CC V issuers and their restricted subsidiaries to enter into certain transactions with affiliates involving over $2.5 million without a determination by the board of directors that the transaction is on terms no less favorable than arms-length, or transactions with affiliates involving consideration in excess of $10 million with affiliates without receiving an independent opinion as to the fairness of the transaction to the holders of the CC V notes.

     Renaissance Notes

      The 10% senior discount notes due 2008 were issued by Renaissance Media (Louisiana) LLC, Renaissance Media (Tennessee) LLC and Renaissance Media Holdings Capital Corporation, with Renaissance Media Group LLC as guarantor and the United States Trust Company of New York as trustee. Renaissance Media Group LLC, which is the direct or indirect parent company of these issuers, is now a subsidiary of Charter Operating. The Renaissance 10% notes and the Renaissance guarantee are unsecured, unsubordinated debt of the issuers and the guarantor, respectively. In October 1998, the issuers of the Renaissance notes exchanged $163.2 million of the original issued and outstanding Renaissance notes for an equivalent value of new Renaissance notes. The form and terms of the new Renaissance notes are the same in all material respects as the form and terms of the original Renaissance notes except that the issuance of the new Renaissance notes was registered under the Securities Act.

      There was no payment of any interest in respect of the Renaissance notes prior to October 15, 2003. Since October 15, 2003, interest on the Renaissance notes is payable semi-annually in arrears in cash at a rate of 10% per year. The Renaissance notes are redeemable at the option of the issuers thereof, in whole or in part, at any time on or after April 15, 2003, initially at 105% of their principal amount at maturity, plus accrued interest, declining to 100% of the principal amount at maturity, plus accrued interest, on or after April 15, 2006.

      Our acquisition of Renaissance triggered change of control provisions of the Renaissance notes that required us to offer to purchase the Renaissance notes at a purchase price equal to 101% of their accreted value on the date of the purchase, plus accrued interest, if any. In May 1999, we made an offer to repurchase the Renaissance notes, and holders of Renaissance notes representing 30% of the total principal amount outstanding at maturity tendered their Renaissance notes for repurchase.

      The limitations on incurrence of debt contained in the indenture governing the Renaissance notes permit Renaissance Media Group and its restricted subsidiaries to incur additional debt, so long as they are not in default under the indenture:

•	if, after giving pro forma effect to the incurrence, Renaissance Media Group could meet a leverage ratio (ratio of consolidated debt to four times consolidated EBITDA from the most recent quarter) of 6.75 to 1.0, and, regardless of whether the leverage ratio could be met,

•	up to the greater of $200 million or 4.5 times Renaissance Media Group’s consolidated annualized EBITDA,

•	up to an amount equal to 5% of Renaissance Media Group’s consolidated total assets to finance the purchase of new assets,

•	up to two times the sum of (a) the net cash proceeds of new equity issuances and capital contributions, and (b) 80% of the fair market value of property received by Renaissance Media Group or an issuer as a capital contribution, in each case received after the issue date of the Renaissance notes and not allocated to make restricted payments, and

•	other items of indebtedness for specific purposes such as intercompany debt, refinancing of existing debt and interest rate swaps to provide protection against fluctuation in interest rates.

      The indenture governing the Renaissance notes permits us to incur debt under one of the categories above, and reclassify the debt into a different category.

•	Under the indenture governing the Renaissance notes, Renaissance Media Group and its restricted subsidiaries are permitted to pay dividends on equity interests, repurchase interests, make restricted investments, or make other specified restricted payments only if Renaissance Media Group could incur $1.00 of additional debt under the debt incurrence test, which requires that Renaissance Media Group meet the 6.75 to 1.0 leverage ratio after giving effect to the transaction of the indebtedness covenant and that no default exists or would occur as a consequence thereof. If those conditions are met, Renaissance Media Group and its restricted subsidiaries are permitted to make restricted payments in a total amount not to exceed the result of 100% of Renaissance Media Group’s consolidated EBITDA, minus 130% of its consolidated interest expense, plus 100% of new cash equity proceeds received by Renaissance Media Group and not allocated to the indebtedness covenant, plus returns on certain investments, all cumulatively from June 1998. Renaissance Media Group and its restricted subsidiaries may make permitted investments up to $2 million in related businesses and other specified permitted investments, restricted payments up to $10 million, dividends up to 6% each year of the net cash proceeds of public equity offerings, and other specified restricted payments without meeting the foregoing test.

•	Renaissance Media Group and its restricted subsidiaries are not permitted to grant liens on their assets other than specified permitted liens, unless corresponding liens are granted to secure the Renaissance notes. Permitted liens include liens securing debt permitted to be incurred under credit facilities, liens securing debt incurred under the incurrence of indebtedness test, in amounts up to the greater of $200 million or 4.5 times Renaissance Media Group’s consolidated EBITDA, liens as deposits for acquisitions up to 10% of the estimated purchase price, liens securing permitted financings of new assets, liens securing debt permitted to be incurred by restricted subsidiaries, and specified liens incurred in the ordinary course of business.

•	Renaissance Media Group and the issuers of the Renaissance notes are generally not permitted to sell or otherwise dispose of all or substantially all of their assets or merge with or into other companies unless their consolidated net worth after any such transaction would be no greater than their consolidated net worth immediately prior to the transaction, or unless Renaissance Media Group could incur $1.00 of additional debt under the debt incurrence test, which would require them to meet a leverage ratio of 6.75 to 1.00 after giving effect to the transaction.

•	Renaissance Media Group and its subsidiaries may generally not otherwise sell assets or, in the case of subsidiaries, equity interests, unless they receive consideration at least equal to the fair market value of the assets, consisting of at least 75% cash, temporary cash investments or assumption of debt. Charter Holdings and its restricted subsidiaries are then required within 12 months after any asset sale either to commit to use the net cash proceeds over a specified threshold either to acquire assets used in their own or related businesses or use the net cash proceeds to repay debt, or to offer to repurchase the Renaissance notes with any remaining proceeds.

•	Renaissance Media Group and its restricted subsidiaries may generally not engage in sale and leaseback transactions unless the lease term does not exceed three years or the proceeds are applied in accordance with the covenant limiting asset sales.

•	Renaissance Media Group’s restricted subsidiaries may generally not enter into restrictions on their abilities to make dividends or distributions or transfer assets to Renaissance Media Group except those not more restrictive than is customary in comparable financings.

•	The restricted subsidiaries of Renaissance Media Group are not permitted to guarantee or pledge assets to secure debt of the Renaissance Media Group or its restricted subsidiaries, unless the guarantying subsidiary issues a guarantee of the Renaissance notes of comparable priority and tenor, and waives any rights of reimbursement, indemnity or subrogation arising from the guarantee transaction for at least one year.

•	Renaissance Media Group and its restricted subsidiaries are generally not permitted to issue or sell equity interests in restricted subsidiaries, except sales of common stock of restricted subsidiaries so long as the proceeds of the sale are applied in accordance with the asset sale covenant, and issuances as a result of which the restricted subsidiary is no longer a restricted subsidiary and any remaining investment in that subsidiary is permitted by the covenant limiting restricted payments.

•	The indenture governing the Renaissance Notes also restricts the ability of Renaissance Media Group and its restricted subsidiaries to enter into certain transactions with affiliates involving consideration in excess of $2 million without a determination by the disinterested members of the board of directors that the transaction is on terms no less favorable than arms-length, or transactions with affiliates involving over $4 million with affiliates without receiving an independent opinion as to the fairness of the transaction to Renaissance Media Group.

      All of these covenants are subject to additional specified exceptions. In general, the covenants of our subsidiaries’ credit agreements are more restrictive than those of our indentures.

      Our indentures include various events of default, including a cross-default provisions. Under these provisions, a failure by any of the issuers or any of their restricted subsidiaries to pay at the final maturity thereof the principal amount of other indebtedness having a principal amount of $100 million or more (or any other default under any such indebtedness resulting in its acceleration) would result in an event of default under the indenture governing the applicable notes. As a result, an event of default related to the failure to repay principal at maturity or the acceleration of the indebtedness under the credit facilities of our subsidiaries or the CC V and Renaissance indentures could cause a cross-default under our indentures.

      The Renaissance indenture contains a similar cross-default provision with a $10 million threshold that applies to the issuers of the Renaissance notes and their restricted subsidiaries. The CC V indenture contains events of default that include a cross-default to acceleration of, or failure to make payments when due or within the applicable grace period, by CC V Holdings, CC V Holdings Finance or any restricted subsidiary, on any indebtedness of $5 million or more. As a result, an event of default related to the failure to make a payment when due or the acceleration of the indebtedness under the CC VIII Operating credit facility could cause a cross-default under the CC V indenture.

Intercompany Loans

      For a description of certain intercompany loans made by Charter, Charter Communications Holding Company, LLC and Charter Holdings to certain of their subsidiaries, see “Certain Relationships and Related Party Transactions — Other Miscellaneous Relationships — Intercompany Loans.”

THE EXCHANGE OFFER

Terms of the Exchange Offer

      General. We issued the original notes on November 10, 2003 in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended.

      In connection with the sale of original notes, the holders of the original notes became entitled to the benefits of the exchange and registration rights agreement, dated November 10, 2003, among us and the purchasers.

      Under the exchange and registration rights agreements, we became obligated to file a registration statement in connection with an exchange offer within 90 days after November 10, 2003 and to use our reasonable best efforts to have the exchange offer registration statement declared effective within 210 days after November 10, 2003. The exchange offer being made by this prospectus, if consummated within the required time periods, will satisfy our obligations under the exchange and registration rights agreement. This prospectus, together with the letter of transmittal, is being sent to all beneficial holders of original notes known to us.

      Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we will accept for exchange all original notes properly tendered and not withdrawn on or prior to the expiration date. We will issue $1,000 principal amount of new notes in exchange for each $1,000 principal amount of outstanding original notes accepted in the exchange offer. Holders may tender some or all of their original notes pursuant to the exchange offer.

      Based on no-action letters issued by the staff of the Securities and Exchange Commission to third parties, we believe that holders of the new notes issued in exchange for original notes may offer for resale, resell and otherwise transfer the new notes, other than any holder that is an affiliate of ours within the meaning of Rule 405 under the Securities Act of 1933, without compliance with the registration and prospectus delivery provisions of the Securities Act of 1933. This is true as long as the new notes are acquired in the ordinary course of the holders’ business, the holder has no arrangement or understanding with any person to participate in the distribution of the new notes and neither the holder nor any other person is engaging in or intends to engage in a distribution of the new notes. A broker-dealer that acquired original notes directly from us cannot exchange the original notes in the exchange offer. Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the new notes cannot rely on the no-action letters of the staff of the Securities and Exchange Commission and must comply with the registration and prospectus delivery requirements of the Securities Act of 1933 in connection with any resale transaction.

      Each broker-dealer that receives new notes for its own account in exchange for original notes, where original notes were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. See “Plan of Distribution” for additional information.

      We shall be deemed to have accepted validly tendered original notes when, as and if we have given oral or written notice of the acceptance of such notes to the exchange agent. The exchange agent will act as agent for the tendering holders of original notes for the purposes of receiving the new notes from the issuers and delivering new notes to such holders.

      If any tendered original notes are not accepted for exchange because of an invalid tender or the occurrence of the conditions set forth under “— Conditions” without waiver by us, certificates for any such unaccepted original notes will be returned, without expense, to the tendering holder of any such original notes as promptly as practicable after the expiration date.

      Holders of original notes who tender in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, or transfer taxes with respect to the exchange of original notes, pursuant to the exchange offer. We will pay all charges and expenses, other than certain applicable taxes in connection with the exchange offer. See “— Fees and Expenses.”

      Shelf Registration Statement. Pursuant to the exchange and registration rights agreement, if the exchange offer is not completed prior to the date on which the earliest of any of the following events occurs:

      (a) existing law or applicable policy or interpretations of the staff of the Securities and Exchange Commission do not permit us to effect the exchange offer,

      (b) any holder of notes notifies us that either:

(1) such holder is not eligible to participate in the exchange offer, or

(2) such holder participates in the exchange offer and does not receive freely transferable new notes in exchange for tendered original notes, or

      (c) the exchange offer is not completed within 240 days after November 10, 2003, we will, at our cost:

•	file a shelf registration statement covering resales of the original notes,

•	use our reasonable best efforts to cause the shelf registration statement to be declared effective under the Securities Act of 1933 at the earliest possible time, but no later than 90 days after the time such obligation to file arises, and

•	use our reasonable best efforts to keep effective the shelf registration statement until the earlier of two years after the date as of which the Securities and Exchange Commission declares such shelf registration statement effective or the shelf registration otherwise becomes effective, or the time when all of the applicable original notes are no longer outstanding.

      If any of the events described occurs, we will refuse to accept any original notes and will return all tendered original notes.

      We will, if and when we file the shelf registration statement, provide to each holder of the original notes copies of the prospectus which is a part of the shelf registration statement, notify each holder when the shelf registration statement has become effective and take other actions as are required to permit unrestricted resales of the original notes. A holder that sells original notes pursuant to the shelf registration statement generally must be named as a selling security holder in the related prospectus and must deliver a prospectus to purchasers, and such a seller will be subject to civil liability provisions under the Securities Act of 1933 in connection with these sales. A seller of the original notes also will be bound by applicable provisions of the registration rights agreements, including indemnification obligations. In addition, each holder of original notes must deliver information to be used in connection with the shelf registration statement and provide comments on the shelf registration statement in order to have its original notes included in the shelf registration statement and benefit from the provisions regarding any liquidated damages in the registration rights agreement.

      Increase in Interest Rate. If:

      (a) the registration statement, of which this prospectus is a part, has not been declared effective by the Securities and Exchange Commission on or before the date on which such registration statement is required to be declared effective, and we have not used or are not continuing to use our reasonable best efforts to cause the registration statement to become effective, or

      (b) the exchange offer has not been completed within 35 business days after the initial effective date of the exchange offer registration statement, or

      (c) the exchange offer registration statement is either withdrawn by us or subject to an effective stop order without being followed immediately by an additional registration statement filed and declared effective, or

      (d) we are required to file the shelf registration statement and either:

(1) the shelf registration statement has not become effective or been declared effective on or before the date on which such registration statement is required to become effective, or

(2) the shelf registration statement has been declared effective and such shelf registration statement ceases to be effective, except as specifically permitted in the exchange and registration rights agreement, without being succeeded promptly by an additional registration statement filed and declared effective, the interest rate borne by the original notes will be increased by 0.25% per year for the first 90 days of default, 0.50% per year for the second 90 days of default, 0.75% per year for the third 90 days of default and 1.0% per year for the remaining period of time in default.

      The sole remedy available to the holders of the original notes will be the immediate increase in the interest rate on the original notes as described above. Any amounts of additional interest due as described above will be payable in cash on the same interest payment dates as the original notes.

      Expiration Date; Extensions; Amendment. We will keep the exchange offer open for not less than 30 days, or longer if required by applicable law, after the date on which notice of the exchange offer is mailed to the holders of the original notes. The term “expiration date” means the expiration date set forth on the cover page of this prospectus, unless we extend the exchange offer, in which case the term “expiration date” means the latest date to which the exchange offer is extended.

      In order to extend the expiration date, we will notify the exchange agent of any extension by oral or written notice and will issue a public announcement of the extension, each prior to 5:00 p.m., New York City time, on the next business day after the previously scheduled expiration date.

      We reserve the right

      (a) to delay accepting any original notes, to extend the exchange offer or to terminate the exchange offer and not accept original notes not previously accepted if any of the conditions set forth under “— Conditions” shall have occurred and shall not have been waived by us, if permitted to be waived by us, by giving oral or written notice of such delay, extension or termination to the exchange agent, or

      (b) to amend the terms of the exchange offer in any manner deemed by us to be advantageous to the holders of the original notes.

      Any delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice. If the exchange offer is amended in a manner determined by us to constitute a material change, we promptly will disclose such amendment in a manner reasonably calculated to inform the holders of the original notes of such amendment. Depending upon the significance of the amendment, we may extend the exchange offer if it otherwise would expire during such extension period.

      Without limiting the manner in which we may choose to make a public announcement of any extension, amendment or termination of the exchange offer, we will not be obligated to publish, advertise, or otherwise communicate any such announcement, other than by making a timely release to an appropriate news agency.

Procedures for Tendering

      To tender in the exchange offer, a holder must complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal, have the signatures on the letter of transmittal guaranteed if required by instruction 2 of the letter of transmittal, and mail or otherwise deliver such letter of transmittal or such facsimile or an agent’s message in connection with a book entry transfer, together with the original notes and any other required documents. To be validly tendered, such documents must reach the exchange agent before 5:00 p.m., New York City time, on the expiration date. Delivery of the original notes may be made by book-entry transfer in accordance with the procedures described below. Confirmation of such book-entry transfer must be received by the exchange agent prior to the expiration date.

      The term “agent’s message” means a message, transmitted by a book-entry transfer facility to, and received by, the exchange agent, forming a part of a confirmation of a book-entry transfer, which states that such book-entry transfer facility has received an express acknowledgment from the participant in such book-entry transfer facility tendering the original notes that such participant has received and agrees to be bound by the terms of the letter of transmittal and that we may enforce such agreement against such participant.

      The tender by a holder of original notes will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

      Delivery of all documents must be made to the exchange agent at its address set forth below. Holders may also request their respective brokers, dealers, commercial banks, trust companies or nominees to effect such tender for such holders.

      The method of delivery of original notes and the letter of transmittal and all other required documents to the exchange agent is at the election and risk of the holders. Instead of delivery by mail, it is recommended that holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery to the exchange agent before 5:00 p.m., New York City time, on the expiration date. No letter of transmittal or original notes should be sent to us.

      Only a holder of original notes may tender original notes in the exchange offer. The term “holder” with respect to the exchange offer means any person in whose name original notes are registered on our books on                     , 2004 or any other person who has obtained a properly completed bond power from the registered holder prior to                     , 2004.

      Any beneficial holder whose original notes are registered in the name of its broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on its behalf. If such beneficial holder wishes to tender on its own behalf, such registered holder must, prior to completing and executing the letter of transmittal and delivering its original notes, either make appropriate arrangements to register ownership of the original notes in such holder’s name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time.

      Signatures on a letter of transmittal or a notice of withdrawal, must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States referred to as an “eligible institution”, unless the original notes are tendered

      (a) by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal or

      (b) for the account of an eligible institution. In the event that signatures on a letter of transmittal or a notice of withdrawal, are required to be guaranteed, such guarantee must be by an eligible institution.

      If the letter of transmittal is signed by a person other than the registered holder of any original notes listed therein, such original notes must be endorsed or accompanied by appropriate bond powers and a proxy which authorizes such person to tender the original notes on behalf of the registered holder, in each case signed as the name or names of the registered holder or holders appear on the original notes.

      If the letter of transmittal or any original notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by us, evidence satisfactory to us of their authority so to act must be submitted with the letter of transmittal.

      All questions as to the validity, form, eligibility, including time of receipt, and withdrawal of the tendered original notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all original notes not properly tendered or any original notes our acceptance of which, in the opinion of counsel for us, would be unlawful. We also reserve the right to waive any irregularities or conditions of tender as to particular original notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of original notes must be cured within such time as we shall determine. None of us, the exchange agent or any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of original notes, nor shall any of them incur any liability for failure to give such notification. Tenders of original notes will not be deemed to have been made until such irregularities have been cured or waived. Any original notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost to such holder by the exchange agent to the tendering holders of original notes, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

      In addition, we reserve the right in our sole discretion to

      (a) purchase or make offers for any original notes that remain outstanding subsequent to the expiration date or, as set forth under “— Conditions,” to terminate the exchange offer in accordance with the terms of the registration rights agreements and

      (b) to the extent permitted by applicable law, purchase original notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers may differ from the terms of the exchange offer.

      By tendering, each holder will represent to us that, among other things,

      (a) the new notes acquired pursuant to the exchange offer are being obtained in the ordinary course of business of such holder or other person,

      (b) neither such holder nor such other person is engaged in or intends to engage in a distribution of the new notes,

      (c) neither such holder or other person has any arrangement or understanding with any person to participate in the distribution of such new notes, and

      (d) such holder or other person is not our “affiliate,” as defined under Rule 405 of the Securities Act of 1933, or, if such holder or other person is such an affiliate, will comply with the registration and prospectus delivery requirements of the Securities Act of 1933 to the extent applicable.

      We understand that the exchange agent will make a request promptly after the date of this prospectus to establish accounts with respect to the original notes at The Depository Trust Company for the purpose of facilitating the exchange offer, and subject to the establishment of such accounts, any financial institution that is a participant in The Depository Trust Company’s system may make book-entry delivery of original notes by causing The Depository Trust Company to transfer such original notes into the exchange agent’s account with respect to the original notes in accordance with The Depository Trust Company’s procedures for such transfer. Although delivery of the original notes may be effected through book-entry transfer into the exchange agent’s account at The Depository Trust Company, an appropriate letter of transmittal properly completed and duly executed with any required signature guarantee, or an agent’s message in lieu of the letter of transmittal, and all other required documents must in each case be transmitted to and received or confirmed by the exchange agent at its address set forth below on or prior to the expiration date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under such procedures. Delivery of documents to The Depository Trust Company does not constitute delivery to the exchange agent.

Guaranteed Delivery Procedures

      Holders who wish to tender their original notes and

      (a) whose original notes are not immediately available or

      (b) who cannot deliver their original notes, the letter of transmittal or any other required documents to the exchange agent prior to the expiration date, may effect a tender if:

(1) The tender is made through an eligible institution;

(2) prior to the expiration date, the exchange agent receives from such eligible institution a properly completed and duly executed Notice of Guaranteed Delivery, by facsimile transmission, mail or hand delivery, setting forth the name and address of the holder of the original notes, the certificate number or numbers of such original notes and the principal amount of original notes tendered, stating that the tender is being made thereby, and guaranteeing that, within three business days after the expiration date, the letter of transmittal, or facsimile thereof or agent’s message in lieu of the letter of transmittal, together with the certificate(s) representing the original notes to be tendered in proper form for transfer and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

(3) such properly completed and executed letter of transmittal (or facsimile thereof) together with the certificate(s) representing all tendered original notes in proper form for transfer and all other documents required by the letter of transmittal are received by the exchange agent within three business days after the expiration date.

Withdrawal of Tenders

      Except as otherwise provided in this prospectus, tenders of original notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date. However, where the expiration date has been extended, tenders of original notes previously accepted for exchange as of the original expiration date may not be withdrawn.

      To withdraw a tender of original notes in the exchange offer, a written or facsimile transmission notice of withdrawal must be received by the exchange agent as its address set forth in this prospectus prior to 5:00 p.m., New York City time, on the expiration date. Any such notice of withdrawal must:

      (a) specify the name of the depositor, who is the person having deposited the original notes to be withdrawn,

      (b) identify the original notes to be withdrawn, including the certificate number or numbers and principal amount of such original notes or, in the case of original notes transferred by book-entry transfer, the name and number of the account at The Depository Trust Company to be credited,

      (c) be signed by the depositor in the same manner as the original signature on the letter of transmittal by which such original notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee with respect to the original notes register the transfer of such original notes into the name of the depositor withdrawing the tender, and

      (d) Specify the name in which any such original notes are to be registered, if different from that of the depositor. All questions as to the validity, form and eligibility, including time of receipt, of such withdrawal notices will be determined by us, and our determination shall be final and binding on all parties. Any original notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no new notes will be issued with respect to the original notes withdrawn unless the original notes so withdrawn are validly retendered. Any original notes which have been tendered but which are not accepted for exchange will be returned to its holder without cost to such holder as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn original notes may be retendered by following one of the procedures described above under “— Procedures for Tendering” at any time prior to the expiration date.

Conditions

      Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or exchange, any new notes for any original notes, and may terminate or amend the exchange offer before the expiration date, if the exchange offer violates any applicable law or interpretation by the staff of the Securities and Exchange Commission.

      If we determine in our reasonable discretion that the foregoing condition exists, we may

      (1) refuse to accept any original notes and return all tendered original notes to the tendering holders,

      (2) extend the exchange offer and retain all original notes tendered prior to the expiration of the exchange offer, subject, however, to the rights of holders who tendered such original notes to withdraw their tendered original notes, or

      (3) waive such condition, if permissible, with respect to the exchange offer and accept all properly tendered original notes which have not been withdrawn. If such waiver constitutes a material change to the exchange offer, we will promptly disclose such waiver by means of a prospectus supplement that will be distributed to the holders, and we will extend the exchange offer as required by applicable law.

Exchange Agent

      Wells Fargo Bank, N.A. has been appointed as exchange agent for the exchange offer. Questions and requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to Wells Fargo addressed as follows:

For Information by Telephone:

800-344-5128

Wells Fargo Bank Minnesota, N.A.

By Regular Mail or Overnight Courier:
Wells Fargo Bank Minnesota, N.A.
MAC #N9303-121
Corporate Trust Operations
6th and Marquette Avenue
Minneapolis, MN 55479

By Registered/Certified Mail:
Wells Fargo Bank Minnesota, N.A.
MAC #N9303-121
Corporate Trust Operations
P.O. Box 1517
Minneapolis, MN 55480-1517	By Hand: Wells Fargo Bank Minnesota, N.A. 608 Second Avenue South Corporate Trust Operations, 12th floor Minneapolis, MN 55402

By Facsimile Transmission:

612-667-2160
(Telephone Confirmation)
800-344-5128

Fees and Expenses

      We have agreed to bear the expenses of the exchange offer pursuant to the exchange and registration rights agreements. We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We, however, will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection with providing the services.

      The cash expenses to be incurred in connection with the exchange offer will be paid by us. Such expenses include fees and expenses of Wells Fargo Bank, National Association as exchange agent, accounting and legal fees and printing costs, among others.

Accounting Treatment

      The new notes will be recorded at the same carrying value as the original notes as reflected in our accounting records on the date of exchange. Accordingly, no gain or loss for accounting purposes will be recognized by us. The expenses of the exchange offer and the unamortized expenses related to the issuance of the original notes will be amortized over the term of the notes.

Consequences of Failure to Exchange

      Holders of original notes who are eligible to participate in the exchange offer but who do not tender their original notes will not have any further registration rights, and their original notes will continue to be subject to restrictions on transfer. Accordingly, such original notes may be resold only

•	to us, upon redemption of these notes or otherwise,

•	so long as the original notes are eligible for resale pursuant to Rule 144A under the Securities Act of 1933, to a person inside the United States whom the seller reasonably believes is a qualified institutional buyer within the meaning of Rule 144A in a transaction meeting the requirements of Rule 144A,

•	in accordance with Rule 144 under the Securities Act of 1933, or under another exemption from the registration requirements of the Securities Act of 1933, and based upon an opinion of counsel reasonably acceptable to us,

•	outside the United States to a foreign person in a transaction meeting the requirements of Rule 904 under the Securities Act of 1933, or

•	under an effective registration statement under the Securities Act of 1933,

in each case in accordance with any applicable securities laws of any state of the United States.

Regulatory Approvals

      We do not believe that the receipt of any material federal or state regulatory approval will be necessary in connection with the exchange offer, other than the effectiveness of the exchange offer registration statement under the Securities Act of 1933.

Other

      Participation in the exchange offer is voluntary and holders of original notes should carefully consider whether to accept the terms and condition of this exchange offer. Holders of the original notes are urged to consult their financial and tax advisors in making their own decision on what action to take with respect to the exchange offer.

DESCRIPTION OF NOTES

      This description of notes relates to the 8 3/4% senior notes due 2013 (the “Notes”) of CCO Holdings, LLC and CCO Holdings Capital Corp. We refer to CCO Holdings, LLC and CCO Holdings Capital Corp., which are the co-obligors with respect to the Notes, as the Issuers, and we sometimes refer to them each as an “Issuer.” We may also refer to CCO Holdings, LLC as “CCO Holdings.” You can find the definitions of certain terms used in this description under the subheading “Certain Definitions.”

      The original Notes were and the new Notes will be issued under an indenture, dated on or about the Issue Date (the “Indenture”), among the Issuers and Wells Fargo Bank, National Association, as trustee. The original Notes were issued in a private transaction that was not subject to the registration requirements of the Securities Act of 1933. See “Notice to Investors.” The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939.

      The form and terms of the new Notes will be the same in all material respects as to the form and terms of the original Notes, except that the new Notes will have been registered under the Securities Act of 1933 and, therefore, will not bear legends restricting their transfer and will not provide for additional interest in connection with registration defaults. The original Notes have not been registered under the Securities Act of 1933 and are subject to certain transfer restrictions. Any original Notes remaining outstanding after the exchange offer shall be treated as a single class of securities with the new Notes.

      The following description is a summary of the provisions we consider material of the Indenture and the exchange and registration rights agreement with respect to the Notes, dated the Issue Date, among the Issuers and the purchasers. It does not restate those agreements in their entirety. We urge you to read the Indenture and the exchange and registration rights agreement because they, and not this description, define your rights as holders of the respective Notes. Copies of the proposed forms of the Indenture and the exchange and registration rights agreement are available as set forth under “— Additional Information.”

Brief Description of the Notes

      The Notes are:

•	general unsecured obligations of the Issuers;

•	effectively subordinated in right of payment to any future secured Indebtedness of the Issuers, to the extent of the value of the assets securing such Indebtedness;

•	equal in right of payment to any future unsubordinated, unsecured Indebtedness of the Issuers;

•	effectively senior to the outstanding senior notes and senior discount notes of Charter Holdings, the outstanding senior notes of CCH II, LLC and CCH II Capital Corp. and the outstanding convertible senior notes of Charter Communications, Inc.;

•	senior in right of payment to any future subordinated Indebtedness of the Issuers; and

•	structurally subordinated to all indebtedness and other liabilities (including trade payables) of the Issuers’ subsidiaries, including indebtedness under our subsidiaries’ credit facilities.

      At September 30, 2003, after giving effect to the issuance and sale of the original Notes and the application of the net proceeds therefrom to repay subsidiary revolving credit indebtedness, as if those transactions had occurred on that date, the outstanding Indebtedness of CCO Holdings and its subsidiaries would have totaled approximately $7.9 billion, approximately $7.4 billion of which would have been Indebtedness of its Subsidiaries and, therefore, structurally senior to the Notes.

      As of the Issue Date, all the Subsidiaries of CCO Holdings (except CCOH Sub, LLC and CCONR Sub, LLC) will be “Restricted Subsidiaries.” Under the circumstances described below under “— Certain Covenants — Investments,” CCO Holdings will be permitted to designate additional Subsidiaries as

“Unrestricted Subsidiaries.” Unrestricted Subsidiaries will generally not be subject to the restrictive covenants in the Indenture.

Principal, Maturity and Interest

      The new Notes will be issued in denominations of $1,000 and integral multiples of $1,000. The Notes will mature on November 15, 2013.

      Interest on the new Notes will accrue at the rate of 8 3/4% per year. Interest on the new Notes will accrue from November 10, 2003 or, if interest already has been paid, from the date it was most recently paid. Interest will be payable semi-annually in arrears on May 15 and November 15, commencing on May 15, 2004. The Issuers will make each interest payment to the holders of record of the Notes on the immediately preceding May 1 and November 1. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

      The original Notes were issued initially in the aggregate principal amount of $500 million. Subject to the limitations set forth under “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock,” the Issuers may issue an unlimited principal amount of Additional Notes under the Indenture. The Notes and any Additional Notes subsequently issued under the Indenture, would be treated as a single class of securities for all purposes of the Indenture. For purposes of this description, unless otherwise indicated, references to the Notes include the Notes issued on the Issue Date and any Additional Notes subsequently issued under the Indenture.

Optional Redemption

      At any time prior to November 15, 2006, the Issuers may, on any one or more occasions, redeem up to 35% of the aggregate principal amount of the Notes on a pro rata basis (or nearly as pro rata as practicable), at a redemption price of 108.750% of the principal amount thereof, plus accrued and unpaid interest to the redemption date, with the net cash proceeds of one or more Equity Offerings; provided that

      (1) at least 65% of the aggregate principal amount of the Notes remain outstanding immediately after the occurrence of such redemption (excluding Notes held by the Issuers and their Subsidiaries), and

      (2) the redemption must occur within 60 days of the date of the closing of such Equity Offering.

      Except pursuant to the preceding paragraph, the Notes will not be redeemable at the option of the Issuers prior to November 15, 2008.

      On or after November 15, 2008, the Issuers may redeem all or a part of the Notes upon not less than 30 nor more than 60 days notice, at the redemption prices (expressed as percentages of principal amount of the Notes) set forth below plus accrued and unpaid interest thereon, if any, to the applicable redemption date, if redeemed during the twelve-month period beginning on November 15 of the years indicated below:

Year	Percentage

2008	104.375%
2009	102.917%
2010	101.458%
2011 or thereafter	100.000%

Repurchase at the Option of Holders

Change of Control

      If a Change of Control occurs, each holder of Notes will have the right to require the Issuers to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of that holder’s Notes pursuant to a “Change of Control Offer.” In the Change of Control Offer, the Issuers will offer a “Change of

Control Payment” in cash equal to 101% of the aggregate principal amount of the Notes repurchased plus accrued and unpaid interest thereon, if any, to the date of purchase.

      Within ten days following any Change of Control, the Issuers will mail a notice to each holder (with a copy to the trustee) describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on a certain date (the “Change of Control Payment Date”) specified in such notice, pursuant to the procedures required by the Indenture and described in such notice. The Issuers will comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934 or any successor rules, and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this covenant, the Issuers’ compliance with such laws and regulations shall not in and of itself cause a breach of their obligations under such covenant.

      On the Change of Control Payment Date, the Issuers will, to the extent lawful:

      (1) accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer;

      (2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered; and

      (3) deliver or cause to be delivered to the trustee the Notes so accepted together with an officers’ certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Issuers.

      The paying agent will promptly mail to each holder of Notes so tendered the Change of Control Payment for such Notes, and the trustee will promptly authenticate and mail, or cause to be transferred by book entry, to each holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof.

      The provisions described above that require the Issuers to make a Change of Control Offer following a Change of Control will be applicable regardless of whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture will not contain provisions that permit the holders of the Notes to require that the Issuers repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

      The Issuers will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Issuers and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

      The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the assets of CCO Holdings and its Subsidiaries, taken as a whole, or of a Parent and its Subsidiaries, taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require the Issuers to repurchase Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of CCO Holdings and its Subsidiaries, taken as a whole, or of a Parent and its Subsidiaries, taken as a whole, to another Person or group may be uncertain.

Asset Sales

      CCO Holdings will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

      (1)     CCO Holdings or such Restricted Subsidiary receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of;

      (2)     such fair market value is determined by the Board of Directors of CCO Holdings and evidenced by a resolution of such Board of Directors set forth in an officers’ certificate delivered to the trustee; and

      (3)     at least 75% of the consideration therefor received by CCO Holdings or such Restricted Subsidiary is in the form of cash, Cash Equivalents or readily marketable securities.

      For purposes of this provision, each of the following shall be deemed to be cash:

(a) any liabilities (as shown on CCO Holdings’ or such Restricted Subsidiary’s most recent balance sheet) of CCO Holdings or any Restricted Subsidiary thereof (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases CCO Holdings or such Restricted Subsidiary from further liability;

(b) any securities, notes or other obligations received by CCO Holdings or any such Restricted Subsidiary from such transferee that are converted by the recipient thereof into cash, Cash Equivalents or readily marketable securities within 60 days after receipt thereof (to the extent of the cash, Cash Equivalents or readily marketable securities received in that conversion); and

(c) Productive Assets.

      Within 365 days after the receipt of any Net Proceeds from an Asset Sale, CCO Holdings or a Restricted Subsidiary of CCO Holdings may apply such Net Proceeds at its option:

      (1) to repay debt under the Credit Facilities or any other Indebtedness of the Restricted Subsidiaries of CCO Holdings (other than Indebtedness represented by a guarantee of a Restricted Subsidiary of CCO Holdings); or

      (2) to invest in Productive Assets; provided that any such amount of Net Proceeds which CCO Holdings or a Restricted Subsidiary has committed to invest in Productive Assets within 365 days of the applicable Asset Sale may be invested in Productive Assets within two years of such Asset Sale.

      The amount of any Net Proceeds received from Asset Sales that are not applied or invested as provided in the preceding paragraph will constitute Excess Proceeds. When the aggregate amount of Excess Proceeds exceeds $25 million, CCO Holdings will make an Asset Sale Offer to all holders of Notes and all holders of other Indebtedness that is of equal priority with the Notes containing provisions requiring offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of Notes and such other Indebtedness of equal priority that may be purchased out of the Excess Proceeds, which amount includes the entire amount of the Net Proceeds. The offer price in any Asset Sale Offer will be payable in cash and equal to 100% of the principal amount of the subject Notes plus accrued and unpaid interest, if any, to the date of purchase. If the aggregate principal amount of Notes and such other Indebtedness of equal priority tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee shall select the Notes and such other Indebtedness of equal priority to be purchased on a pro rata basis.

      If any Excess Proceeds remain after consummation of an Asset Sale Offer, then CCO Holdings or any Restricted Subsidiary thereof may use such remaining Excess Proceeds for any purpose not otherwise prohibited by the Indenture. Upon completion of any Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

Selection and Notice

      If less than all of the Notes are to be redeemed at any time, the trustee will select Notes for redemption as follows:

      (1) if any Notes are listed, in compliance with the requirements of the principal national securities exchange on which the Notes are listed; or

      (2) if the Notes are not so listed, on a pro rata basis, by lot or by such method as the trustee shall deem fair and appropriate.

      No Notes of $1,000 principal amount or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address. Notices of redemption may not be conditional.

      If any Note is to be redeemed in part only, the notice of redemption that relates to that Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the holder thereof upon cancellation of the original Note. Notes called for redemption become irrevocably due and payable on the date fixed for redemption at the redemption price. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

Certain Covenants

      Set forth in this section are summaries of certain covenants contained in the Indenture.

      During any period of time that (a) any Notes have Investment Grade Ratings from both Rating Agencies and (b) no Default or Event of Default has occurred and is continuing under the Indenture, CCO Holdings and the Restricted Subsidiaries of CCO Holdings will not be subject to the provisions of the Indenture described under:

•	“— Repurchase at the Option of Holders — Asset Sales,”

•	“— Restricted Payments,”

•	“— Investments,”

•	“— Incurrence of Indebtedness and Issuance of Preferred Stock,”

•	“— Dividend and Other Payment Restrictions Affecting Subsidiaries,”

•	clause (D) of the first paragraph of “— Merger, Consolidation, or Sale of Assets,”

•	“— Transactions with Affiliates” and

•	“— Sale and Leaseback Transactions.”

      If CCO Holdings and its Restricted Subsidiaries are not subject to these covenants for any period of time as a result of the previous sentence and, subsequently, one, or both, of the Rating Agencies withdraws its ratings or downgrades the ratings assigned to the applicable Notes below the required Investment Grade Ratings or a Default or Event of Default occurs and is continuing, then CCO Holdings and its Restricted Subsidiaries will thereafter again be subject to these covenants. The ability of CCO Holdings and its Restricted Subsidiaries to make Restricted Payments after the time of such withdrawal, downgrade, Default or Event of Default will be calculated as if the covenant governing Restricted Payments had been in effect during the entire period of time from the Issue Date.

Restricted Payments

      CCO Holdings will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

      (1) declare or pay any dividend or make any other payment or distribution on account of its or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving CCO Holdings or any of its Restricted Subsidiaries) or to the direct or indirect holders of CCO Holdings’ or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable (x) solely in Equity Interests (other than Disqualified Stock) of CCO Holdings or (y), in the case of CCO Holdings and its Restricted Subsidiaries, to CCO Holdings or a Restricted Subsidiary thereof);

      (2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving CCO Holdings or any of its Restricted Subsidiaries) any Equity Interests of CCO Holdings or any direct or indirect Parent of CCO Holdings or any Restricted Subsidiary of CCO Holdings (other than, in the case of CCO Holdings and its Restricted Subsidiaries, any such Equity Interests owned by CCO Holdings or any of its Restricted Subsidiaries); or

      (3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value, any Indebtedness of CCO Holdings that is subordinated to the Notes, except a payment of interest or principal at the Stated Maturity thereof

(all such payments and other actions set forth in clauses (1) through (3) above are collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

      (1) no Default or Event of Default under the Indenture shall have occurred and be continuing or would occur as a consequence thereof; and

      (2) CCO Holdings would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Leverage Ratio test set forth in the first paragraph of the covenant described below under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock”; and

      (3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by CCO Holdings and its Restricted Subsidiaries from and after the Issue Date (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (6), (7), (8) and (10) of the next succeeding paragraph), shall not exceed, at the date of determination, the sum of:

(a) an amount equal to 100% of the Consolidated EBITDA of CCO Holdings for the period beginning on the first day of the fiscal quarter commencing October 1, 2003 to the end of CCO Holdings’ most recently ended full fiscal quarter for which internal financial statements are available, taken as a single accounting period, less the product of 1.3 times the Consolidated Interest Expense of CCO Holdings for such period, plus

(b) an amount equal to 100% of Capital Stock Sale Proceeds less any amount of such Capital Stock Sale Proceeds used in connection with an Investment made on or after the Issue Date pursuant to clause (5) of the definition of “Permitted Investments,” plus

(c) $100 million.

      So long as no Default under the Indenture has occurred and is continuing or would be caused thereby, the preceding provisions will not prohibit:

      (1) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture;

      (2) the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness of CCO Holdings in exchange for, or out of the net proceeds of, the substantially concurrent sale (other than to a Subsidiary of CCO Holdings) of Equity Interests of CCO Holdings (other than Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall be excluded from clause (3)(b) of the preceding paragraph;

      (3) the defeasance, redemption, repurchase or other acquisition of subordinated Indebtedness of CCO Holdings or any of its Restricted Subsidiaries with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;

      (4) regardless of whether a Default then exists, the payment of any dividend or distribution to the extent necessary to permit direct or indirect beneficial owners of shares of Capital Stock of CCO Holdings to pay federal, state or local income tax liabilities that would arise solely from income of CCO Holdings or any of its Restricted Subsidiaries, as the case may be, for the relevant taxable period and attributable to them solely as a result of CCO Holdings (and any intermediate entity through which the holder owns such shares) or any of its Restricted Subsidiaries being a limited liability company, partnership or similar entity for federal income tax purposes;

      (5) regardless of whether a Default then exists, the payment of any dividend by a Restricted Subsidiary of CCO Holdings to the holders of its common Equity Interests on a pro rata basis;

      (6) the payment of any dividend on the Helicon Preferred Stock or the redemption, repurchase, retirement or other acquisition of the Helicon Preferred Stock in an amount not in excess of its aggregate liquidation value;

      (7) the repurchase, redemption or other acquisition or retirement for value, or the payment of any dividend or distribution to the extent necessary to permit the repurchase, redemption or other acquisition or retirement for value, of any Equity Interests of CCO Holdings or a Parent of CCO Holdings held by any member of CCO Holdings’ or such Parent’s management pursuant to any management equity subscription agreement or stock option agreement entered into in accordance with the policies of CCO Holdings or any Parent; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed $10 million in any fiscal year of the Issuers;

      (8) payment of fees in connection with any acquisition, merger or similar transaction in an amount that does not exceed an amount equal to 1.25% of the transaction value of such acquisition, merger or similar transaction; and

      (9) additional Restricted Payments directly or indirectly to CCO Holdings or any Parent (i) regardless of whether a Default exists (other than a Default described in paragraphs (1), (2), (7) or (8) under the caption “Events of Default and Remedies”), for the purpose of enabling Charter Holdings, CCH II and/or any Charter Refinancing Subsidiary to pay interest when due on Indebtedness under the Charter Holdings Indentures, the CCH II Indentures and/or any Charter Refinancing Indebtedness, (ii) for the purpose of enabling CCI and/or any Charter Refinancing Subsidiary to pay interest when due on Indebtedness under the CCI Indentures and/or any Charter Refinancing Indebtedness and (iii) so long as CCO Holdings would have been permitted, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable quarter period, to incur at least $1.00 of additional Indebtedness pursuant to the Leverage Ratio test set forth in the first paragraph of the covenant described below under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock,” (A) consisting of dividends or distributions to the extent required to enable CCH II, Charter Holdings, CCI or any Charter Refinancing Subsidiary to defease, redeem, repurchase, prepay, repay, discharge or otherwise acquire or retire for value Indebtedness under the CCH II Indentures, the Charter Holdings Indentures, the CCI Indentures or any Charter Refinancing Indebtedness (including any expenses incurred by any Parent in connection therewith) or (B) consisting of purchases, redemptions or other acquisitions by CCO Holdings or its Restricted Subsidiaries of Indebtedness under the CCH II Indentures, the Charter Holdings Indentures, the CCI Indentures or any Charter Refinancing Indebtedness (including any expenses incurred by CCO Holdings and its Restricted Subsidiaries in connection therewith) and the distribution, loan or investment to any Parent of Indebtedness so purchased, redeemed or acquired.

      The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by CCO Holdings or any of its Restricted Subsidiaries pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant shall be determined by the Board of Directors of CCO Holdings, whose resolution with respect thereto shall be delivered to the trustee. Such Board of Directors’ determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the fair market value exceeds $100 million.

      Not later than the date of making any Restricted Payment involving an amount or fair market value in excess of $10 million, the Issuers shall deliver to the trustee an officers’ certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this “Restricted Payments” covenant were computed, together with a copy of any fairness opinion or appraisal required by the Indenture.

Investments

      CCO Holdings will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

      (1) make any Restricted Investment; or

      (2) allow any of its Restricted Subsidiaries to become an Unrestricted Subsidiary,

unless, in each case:

(a) no Default or Event of Default under the Indenture shall have occurred and be continuing or would occur as a consequence thereof; and

(b) CCO Holdings would, at the time of, and after giving effect to, such Restricted Investment or such designation of a Restricted Subsidiary as an Unrestricted Subsidiary, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Leverage Ratio test set forth in the first paragraph of the covenant described below under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock.”

      An Unrestricted Subsidiary may be redesignated as a Restricted Subsidiary if such redesignation would not cause a Default.

Incurrence of Indebtedness and Issuance of Preferred Stock

      CCO Holdings will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt) and CCO Holdings will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of Disqualified Stock or Preferred Stock, provided that CCO Holdings or any of its Restricted Subsidiaries may incur Indebtedness, CCO Holdings may issue Disqualified Stock and subject to the final paragraph of this covenant below, Restricted Subsidiaries of CCO Holdings may incur Preferred Stock if the Leverage Ratio of CCO Holdings and its Restricted Subsidiaries would have been not greater than 4.5 to 1.0 determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, at the beginning of the most recently ended fiscal quarter.

      So long as no Default under the Indenture shall have occurred and be continuing or would be caused thereby, the first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

      (1) the incurrence by CCO Holdings and its Restricted Subsidiaries of Indebtedness under the Credit Facilities; provided that the aggregate principal amount of all Indebtedness of CCO Holdings and its Restricted Subsidiaries outstanding under this clause (1) for all Credit Facilities of CCO Holdings and its Restricted Subsidiaries after giving effect to such incurrence does not exceed an amount equal to $9.75 billion less the aggregate amount of all Net Proceeds from Asset Sales applied by CCO Holdings or any of its Restricted Subsidiaries to repay Indebtedness under a Credit Facility pursuant to the covenant described under “— Repurchase at the Option of Holders — Asset Sales;”

      (2) the incurrence by CCO Holdings and its Restricted Subsidiaries of Existing Indebtedness (other than under the Credit Facilities);

      (3) the incurrence on the Issue Date by CCO Holdings and its Restricted Subsidiaries of Indebtedness represented by the Notes (other than any Additional Notes);

      (4) the incurrence by CCO Holdings or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement (including, without limitation, the cost of design, development, construction, acquisition, transportation, installation, improvement, and migration) of Productive Assets of CCO Holdings or any of its Restricted Subsidiaries in an aggregate principal amount not to exceed $75 million at any time outstanding pursuant to this clause (4);

      (5) the incurrence by CCO Holdings or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace, in whole or in part, Indebtedness (other than intercompany Indebtedness) that was permitted by the Indenture to be incurred under this clause (5), the first paragraph of this covenant or clauses (2) or (3) of this paragraph;

      (6) the incurrence by CCO Holdings or any of its Restricted Subsidiaries of intercompany Indebtedness between or among CCO Holdings and any of its Restricted Subsidiaries; provided that:

(a) if CCO Holdings is the obligor on such Indebtedness, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all obligations with respect to the Notes; and

(b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than CCO Holdings or a Restricted Subsidiary of CCO Holdings and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either CCO Holdings or a Restricted Subsidiary of CCO Holdings, shall be deemed, in each case, to constitute an incurrence of such Indebtedness that was not permitted by this clause (6);

      (7) the incurrence by CCO Holdings or any of its Restricted Subsidiaries of Hedging Obligations that are incurred for the purpose of fixing or hedging interest rate risk with respect to any floating rate Indebtedness that is permitted by the terms of the Indenture to be outstanding;

      (8) the guarantee by CCO Holdings or any of its Restricted Subsidiaries of Indebtedness of a Restricted Subsidiary that was permitted to be incurred by another provision of this covenant;

      (9) the incurrence by CCO Holdings or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount at any time outstanding under this clause (9), not to exceed $300 million; and

      (10) the accretion or amortization of original issue discount and the write up of Indebtedness in accordance with purchase accounting.

      For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, any Indebtedness under Credit Facilities outstanding on the Issue Date shall be deemed to have been incurred pursuant to clause (1) above and, in the event that an item of proposed Indebtedness (other than any Indebtedness initially deemed on the Issue Date to be incurred under clause (1) above) (a) meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (10) above or (b) is entitled to be incurred pursuant to the first paragraph of this covenant, CCO Holdings will be permitted to classify and from time to time to reclassify such item of Indebtedness in any manner that complies with this covenant. Once any item of Indebtedness is so reclassified, it will no longer be deemed outstanding under the category of Permitted Debt, where initially incurred or previously reclassified. For avoidance of doubt, Indebtedness incurred pursuant to a single agreement, instrument, program, facility or line of credit may be classified as Indebtedness arising in part under one of the clauses listed above or under the first paragraph of this covenant, and in part under any one or more of the clauses listed above, to the extent that such Indebtedness satisfies the criteria for such classification.

      Notwithstanding the foregoing, in no event shall any Restricted Subsidiary of CCO Holdings consummate a Subordinated Debt Financing or a Preferred Stock Financing. A “Subordinated Debt Financing” or a “Preferred Stock Financing,” as the case may be, with respect to any Restricted

Subsidiary of CCO Holdings shall mean a public offering or private placement (whether pursuant to Rule 144A under the Securities Act or otherwise) of Subordinated Notes or Preferred Stock (whether or not such Preferred Stock constitutes Disqualified Stock), as the case may be, of such Restricted Subsidiary to one or more purchasers (other than to one or more Affiliates of CCO Holdings). “Subordinated Notes” with respect to any Restricted Subsidiary of CCO Holdings shall mean Indebtedness of such Restricted Subsidiary that is contractually subordinated in right of payment to any other Indebtedness of such Restricted Subsidiary (including, without limitation, Indebtedness under the Credit Facilities). The foregoing limitation shall not apply to

(a) any Indebtedness or Preferred Stock of any Person existing at the time such Person is merged with or into or becomes a Subsidiary of CCO Holdings; provided that such Indebtedness or Preferred Stock was not incurred or issued in connection with, or in contemplation of, such Person merging with or into, or becoming a Subsidiary of, CCO Holdings, and

(b) any Indebtedness or Preferred Stock of a Restricted Subsidiary issued in connection with, and as part of the consideration for, an acquisition, whether by stock purchase, asset sale, merger or otherwise, in each case involving such Restricted Subsidiary, which Indebtedness or Preferred Stock is issued to the seller or sellers of such stock or assets; provided that such Restricted Subsidiary is not obligated to register such Indebtedness or Preferred Stock under the Securities Act or obligated to provide information pursuant to Rule 144A under the Securities Act.

Liens

      The Indenture provides that CCO Holdings will not, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind securing Indebtedness, Attributable Debt or trade payables on any asset of CCO Holdings, whether owned on the Issue Date or thereafter acquired, except Permitted Liens.

Dividend and Other Payment Restrictions Affecting Subsidiaries

      CCO Holdings will not, directly or indirectly, create or permit to exist or become effective any encumbrance or restriction on the ability of any of its Restricted Subsidiaries to:

      (1) pay dividends or make any other distributions on its Capital Stock to CCO Holdings or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any Indebtedness owed to CCO Holdings or any of its Restricted Subsidiaries;

      (2) make loans or advances to CCO Holdings or any of its Restricted Subsidiaries; or

      (3) transfer any of its properties or assets to CCO Holdings or any of its Restricted Subsidiaries.

      However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

      (1) Existing Indebtedness as in effect on the Issue Date (including, without limitation, the Indebtedness under any of the Credit Facilities), and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are no more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in the most restrictive Existing Indebtedness, as in effect on the Issue Date;

      (2) the Indenture and the Notes;

      (3) applicable law;

      (4) any instrument governing Indebtedness or Capital Stock of a Person acquired by CCO Holdings or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred;

      (5) customary non-assignment provisions in leases, franchise agreements and other commercial agreements entered into in the ordinary course of business and consistent with past practices;

      (6) purchase money obligations for property acquired in the ordinary course of business that impose restrictions on the property so acquired of the nature described in clause (3) of the preceding paragraph;

      (7) any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by such Restricted Subsidiary pending its sale or other disposition;

      (8) Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

      (9) Liens securing Indebtedness or other obligations otherwise permitted to be incurred pursuant to the provisions of the covenant described above under the caption “— Liens” that limit the right of CCO Holdings or any of its Restricted Subsidiaries to dispose of the assets subject to such Lien;

      (10) provisions with respect to the disposition or distribution of assets or property in joint venture agreements and other similar agreements entered into in the ordinary course of business;

      (11) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

      (12) restrictions contained in the terms of Indebtedness permitted to be incurred under the covenant described under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock”; provided that such restrictions are no more restrictive, taken as a whole, than the terms contained in the most restrictive, together or individually, of the Credit Facilities as in effect on the Issue Date; and

      (13) restrictions that are not materially more restrictive, taken as a whole, than customary provisions in comparable financings and that the management of CCO Holdings determines, at the time of such financing, will not materially impair the Issuers’ ability to make payments as required under the Notes.

Merger, Consolidation or Sale of Assets

      Neither Issuer may, directly or indirectly, (1) consolidate or merge with or into another Person or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to another Person; unless:

      (A) either:

(i) such Issuer is the surviving Person; or

(ii) the Person formed by or surviving any such consolidation or merger (if other than such Issuer) or to which such sale, assignment, transfer, conveyance or other disposition shall have been made is a Person organized or existing under the laws of the United States, any state thereof or the District of Columbia, provided that if the Person formed by or surviving any such consolidation or merger with such Issuer is a limited liability company or a Person other than a corporation, a corporate co-issuer shall also be an obligor with respect to the Notes;

      (B) the Person formed by or surviving any such consolidation or merger (if other than such Issuer) or the Person to which such sale, assignment, transfer, conveyance or other disposition shall have been made assumes all the obligations of such Issuer under the Notes and the Indenture pursuant to agreements reasonably satisfactory to the trustee;

      (C) immediately after such transaction no Default or Event of Default exists; and

      (D) such Issuer or the Person formed by or surviving any such consolidation or merger (if other than such Issuer) will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable period,

(x) be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Leverage Ratio test set forth in the first paragraph of the covenant described above under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock;” or

(y) have a Leverage Ratio immediately after giving effect to such consolidation or merger no greater than the Leverage Ratio immediately prior to such consolidation or merger.

      In addition, CCO Holdings may not, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person. The foregoing clause (D) of this “Merger, Consolidation, or Sale of Assets” covenant will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among CCO Holdings and any of its Wholly Owned Restricted Subsidiaries.

Transactions with Affiliates

      CCO Holdings will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each, an “Affiliate Transaction”), unless:

      (1) such Affiliate Transaction is on terms that are no less favorable to CCO Holdings or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by CCO Holdings or such Restricted Subsidiary with an unrelated Person; and

      (2) CCO Holdings delivers to the trustee:

(a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration given or received by CCO Holdings or any such Restricted Subsidiary in excess of $15 million, a resolution of the Board of Directors of CCO Holdings or CCI set forth in an officers’ certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the members of such Board of Directors; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration given or received by CCO Holdings or any such Restricted Subsidiary in excess of $50 million, an opinion as to the fairness to the holders of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

      The following items shall not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

      (1) any existing employment agreement entered into by CCO Holdings or any of its Subsidiaries and any employment agreement entered into by CCO Holdings or any of its Restricted Subsidiaries in the ordinary course of business and consistent with the past practice of CCO Holdings or any Parent or such Restricted Subsidiary;

      (2) transactions between or among CCO Holdings and/or its Restricted Subsidiaries;

      (3) payment of reasonable directors fees to Persons who are not otherwise Affiliates of CCO Holdings, and customary indemnification and insurance arrangements in favor of directors, regardless of affiliation with CCO Holdings or any of its Restricted Subsidiaries;

      (4) payment of Management Fees;

      (5) Restricted Payments that are permitted by the provisions of the covenant described above under the caption “— Restricted Payments” and Restricted Investments that are permitted by the provisions of the covenant described above under the caption “— Investments”;

      (6) Permitted Investments; and

      (7) transactions pursuant to agreements existing on the Issue Date, as in effect on the Issue Date, or as subsequently modified, supplemented, or amended, to the extent that any such modifications, supplements, or amendments complied with the applicable provisions of the first paragraph of this covenant.

Sale and Leaseback Transactions

      CCO Holdings will not, and will not permit any of its Restricted Subsidiaries to, enter into any sale and leaseback transaction; provided that CCO Holdings and its Restricted Subsidiaries may enter into a sale and leaseback transaction if:

      (1) CCO Holdings or such Restricted Subsidiary could have

(a) incurred Indebtedness in an amount equal to the Attributable Debt relating to such sale and leaseback transaction under the Leverage Ratio test in the first paragraph of the covenant described above under the caption “— Incurrence of Additional Indebtedness and Issuance of Preferred Stock”; and

(b) incurred a Lien to secure such Indebtedness pursuant to the covenant described above under the caption “— Liens” or the definition of “Permitted Liens”; and

      (2) the transfer of assets in that sale and leaseback transaction is permitted by, and CCO Holdings or such Restricted Subsidiary applies the proceeds of such transaction in compliance with, the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales.”

      The foregoing restrictions do not apply to a sale and leaseback transaction if the lease is for a period, including renewal rights, of not in excess of three years.

Limitations on Issuances of Guarantees of Indebtedness

      CCO Holdings will not permit any of its Restricted Subsidiaries, directly or indirectly, to Guarantee or pledge any assets to secure the payment of any other Indebtedness of CCO Holdings, except in respect of the Credit Facilities (the “Guaranteed Indebtedness”), unless

      (1) such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture providing for the Guarantee (a “Subsidiary Guarantee”) of the payment of the Notes by such Restricted Subsidiary, and

      (2) until one year after all the Notes have been paid in full in cash, such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against CCO Holdings or any other Restricted Subsidiary of CCO Holdings as a result of any payment by such Restricted Subsidiary under its Subsidiary Guarantee; provided that this paragraph shall not be applicable to any Guarantee or any Restricted Subsidiary that existed at the time such Person became a Restricted Subsidiary and was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary.

      If the Guaranteed Indebtedness is subordinated to the Notes, then the Guarantee of such Guaranteed Indebtedness shall be subordinated to the Subsidiary Guarantee at least to the extent that the Guaranteed Indebtedness is subordinated to the Notes.

Payments for Consent

      CCO Holdings will not, and will not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid and is paid to all holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports

      Whether or not required by the Securities and Exchange Commission, so long as any Notes are outstanding, the Issuers will furnish to the holders of the Notes, within the time periods specified in the Securities and Exchange Commission’s rules and regulations:

      (1) all quarterly and annual financial information that would be required to be contained in a filing with the Securities and Exchange Commission on Forms 10-Q and 10-K if the Issuers were required to file such forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and, with respect to the annual information only, a report on the annual consolidated financial statements of CCO Holdings by its independent public accountants; and

      (2) all current reports that would be required to be filed with the Securities and Exchange Commission on Form 8-K if the Issuers were required to file such reports.

      If CCO Holdings has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph shall include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of CCO Holdings and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of CCO Holdings.

      In addition, after consummation of the exchange offer, whether or not required by the Securities and Exchange Commission, the Issuers will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the Securities and Exchange Commission for public availability within the time periods specified in the Securities and Exchange Commission’s rules and regulations, unless the Securities and Exchange Commission will not accept such a filing, and make such information available to securities analysts and prospective investors upon request.

Events of Default and Remedies

      Each of the following is an Event of Default with respect to the Notes:

      (1) default for 30 consecutive days in the payment when due of interest on the Notes;

      (2) default in payment when due of the principal of or premium, if any, on the Notes;

      (3)     failure by CCO Holdings or any of its Restricted Subsidiaries to comply with the provisions of the Indenture described under the captions “— Repurchase at the Option of Holders — Change of Control” or “— Certain Covenants — Merger, Consolidation, or Sale of Assets”;

      (4) failure by CCO Holdings or any of its Restricted Subsidiaries for 30 consecutive days after written notice thereof has been given to CCO Holdings by the trustee or to CCO Holdings and the trustee by holders of at least 25% of the aggregate principal amount of the Notes outstanding to comply with any of their other covenants or agreements in the Indenture;

      (5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by CCO Holdings or any of its Restricted Subsidiaries (or the payment of which is guaranteed by CCO Holdings or any of its

Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the Issue Date, if that default:

(a) is caused by a failure to pay at final stated maturity the principal amount on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(b) results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $100 million or more;

      (6) failure by CCO Holdings or any of its Restricted Subsidiaries to pay final judgments which are non-appealable aggregating in excess of $100 million, net of applicable insurance which has not been denied in writing by the insurer, which judgments are not paid, discharged or stayed for a period of 60 days; and

      (7) CCO Holdings or any of its Significant Subsidiaries pursuant to or within the meaning of bankruptcy law:

(a) commences a voluntary case,

(b) consents to the entry of an order for relief against it in an involuntary case,

(c) consents to the appointment of a custodian of it or for all or substantially all of its property, or

(d) makes a general assignment for the benefit of its creditors; or

      (8) a court of competent jurisdiction enters an order or decree under any bankruptcy law that:

(a) is for relief against CCO Holdings or any of its Significant Subsidiaries in an involuntary case;

(b) appoints a custodian of CCO Holdings or any of its Significant Subsidiaries or for all or substantially all of the property of CCO Holdings or any of its Significant Subsidiaries; or

(c) orders the liquidation of CCO Holdings or any of its Significant Subsidiaries;

      and the order or decree remains unstayed and in effect for 60 consecutive days.

      In the case of an Event of Default described in the foregoing clauses (7) and (8) with respect to CCO Holdings, all outstanding Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding Notes may declare the Notes to be due and payable immediately.

      Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, the holders of a majority in principal amount of the then outstanding Notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the Notes notice of any continuing Default or Event of Default under the Indenture (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

      The holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the trustee may on behalf of the holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, or premium, if any, on, the Notes.

      The Issuers will be required to deliver to the trustee annually a statement regarding compliance with the Indenture. Upon becoming aware of any Default or Event of Default, the Issuers will be required to deliver to the trustee a statement specifying such Default or Event of Default and what action the Issuers are taking or propose to take with respect thereto.

No Personal Liability of Directors, Officers, Employees, Members and Stockholders

      No director, officer, employee or incorporator of the Issuers, as such, and no member or stockholder of the Issuers, as such, shall have any liability for any obligations of the Issuers under the Notes or the Indenture, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a Note waives and releases all such liability. The waiver and release will be part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

      The Issuers may, at their option and at any time, elect to have all of their obligations discharged with respect to any outstanding Notes (“Legal Defeasance”) except for:

      (1) the rights of holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest on the Notes when such payments are due from the trust referred to below;

      (2) the Issuers’ obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

      (3) the rights, powers, trusts, duties and immunities of the trustee, and the Issuers’ obligations in connection therewith; and

      (4) the Legal Defeasance provisions of the Indenture.

      In addition, the Issuers may, at their option and at any time, elect to have the obligations of the Issuers released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “Events of Default” will no longer constitute an Event of Default with respect to the Notes.

      In order to exercise either Legal Defeasance or Covenant Defeasance:

      (1) the Issuers must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be, and the Issuers must specify whether the Notes are being defeased to maturity or to a particular redemption date;

      (2) in the case of Legal Defeasance, the Issuers shall have delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that

(a) the Issuers have received from, or there has been published by, the Internal Revenue Service a ruling or

(b) since the Issue Date, there has been a change in the applicable federal income tax law,

in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

      (3) in the case of Covenant Defeasance, the Issuers shall have delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

      (4) no Default or Event of Default under the Indenture shall have occurred and be continuing either:

(a) on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit); or

(b) insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

      (5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Issuers or any of their Restricted Subsidiaries is a party or by which the Issuers or any of their Restricted Subsidiaries is bound;

      (6) the Issuers must have delivered to the trustee an opinion of counsel to the effect that after the 91st day, assuming no intervening bankruptcy, that no holder is an insider of either of the Issuers following the deposit and that such deposit would not be deemed by a court of competent jurisdiction a transfer for the benefit of the Issuers in their capacities as such, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally;

      (7) the Issuers must deliver to the trustee an officers’ certificate stating that the deposit was not made by the Issuers with the intent of preferring the holders of the Notes over the other creditors of the Issuers with the intent of defeating, hindering, delaying or defrauding creditors of the Issuers or others; and

      (8) the Issuers must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

      Notwithstanding the foregoing, the opinion of counsel required by clause (2) above with respect to a Legal Defeasance need not be delivered if all applicable Notes not theretofore delivered to the trustee for cancellation

(a) have become due and payable or

(b) will become due and payable on the maturity date within one year under arrangements satisfactory to the trustee for the giving of notice of redemption by the trustee in the name, and at the expense, of the Issuers.

Amendment, Supplement and Waiver

      Except as provided below, the Indenture or Notes may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the then outstanding Notes. This includes consents obtained in connection with a purchase of Notes, a tender offer for Notes or an exchange offer for Notes. Any existing Default or compliance with any provision of the Indenture or the Notes (other than any provision relating to the right of any holder of a Note to bring suit for the enforcement of any payment of principal, premium, if any, and interest on the Note, on or after the scheduled due dates expressed in the Notes) may be waived with the consent of the holders of a majority in aggregate principal amount of the then outstanding Notes. This includes consents obtained in connection with a purchase of Notes, a tender offer for Notes or an exchange offer for Notes.

      Without the consent of each holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting holder):

      (1) reduce the principal amount of Notes whose holders must consent to an amendment, supplement or waiver;

      (2) reduce the principal of or change the fixed maturity of any Note or alter the payment provisions with respect to the redemption of the Notes (other than provisions relating to the covenants described above under the caption “— Repurchase at the Option of Holders”);

      (3) reduce the rate of or extend the time for payment of interest on any Note;

      (4) waive a Default or an Event of Default in the payment of principal of or premium, if any, or interest on the Notes (except a rescission of acceleration of the Notes by the holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration);

      (5) make any Note payable in money other than that stated in the Notes;

      (6) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of holders of Notes to receive payments of principal of, or premium, if any, or interest on the Notes;

      (7) waive a redemption payment with respect to any Note (other than a payment required by one of the covenants described above under the caption “— Repurchase at the Option of Holders”); or

      (8) make any change in the preceding amendment and waiver provisions.

      Notwithstanding the preceding, without the consent of any holder of Notes, the Issuers and the trustee may amend or supplement the Indenture or the Notes:

      (1) to cure any ambiguity, defect or inconsistency;

      (2) to provide for uncertificated Notes in addition to or in place of certificated Notes;

      (3) to provide for or confirm the issuance of Additional Notes;

      (4) to provide for the assumption of the Issuers’ obligations to holders of Notes in the case of a merger or consolidation or sale of all or substantially all of the Issuers’ assets;

      (5) to make any change that would provide any additional rights or benefits to the holders of Notes or that does not adversely affect the legal rights under the Indenture of any such holder; or

      (6) to comply with requirements of the Securities and Exchange Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act or otherwise as necessary to comply with applicable law.

Governing Law

      The Indenture and the Notes will be governed by the laws of the State of New York.

Concerning the Trustee

      If the trustee becomes a creditor of the Issuers, the Indenture will limit its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Securities and Exchange Commission for permission to continue or resign.

      The holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The Indenture will provide that in case an Event of Default shall occur and be continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of Notes, unless such holder shall have offered to the trustee indemnity satisfactory to it against any loss, liability or expense.

Additional Information

      Anyone who receives this prospectus may obtain a copy of the Indenture and the exchange and registration rights agreement without charge by writing to the Issuers at Charter Plaza, 12405 Powerscourt Drive, St. Louis, Missouri 63131, Attention: Corporate Secretary.

Book-Entry, Delivery and Form

      Except as set forth below, new Notes will be issued in registered, global form in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

      The new Notes initially will be issued in the form of global securities filed in book-entry form. The new Notes will be deposited upon issuance with the trustee, as custodian for The Depository Trust Company (“DTC”), in New York, New York, and registered in the name of DTC or its nominee, Cede & Co., and DTC or its nominee will initially be the sole registered holder of the notes for all purposes under the Indenture. Unless it is exchanged in whole or in part for debt securities in definitive form as described below, a global security may not be transferred. However, transfers of the whole security between DTC and its nominee or their respective successors are permitted.

      Upon the issuance of a global security, DTC or its nominee will credit on its internal system the principal amount at maturity of the individual beneficial interest represented by the global security acquired by the persons in sale of the original notes. Ownership of beneficial interests in a global security will be limited to persons that have accounts with DTC or persons that hold interests through participants. Ownership of beneficial interests will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee with respect to interests of participants and the records of participants with respect to interests of persons other than participants. The laws of some jurisdictions require that some purchasers of securities take physical delivery of the securities in definitive form. These limits and laws may impair the ability to transfer beneficial interests in a global security. Principal and interest payments on global securities registered in the name of DTC’s nominee will be made in immediate available funds to DTC’s nominee as the registered owner of the global securities. The Issuers and the trustee will treat DTC’s nominee as the owner of the global securities for all other purchasers will have no direct responsibility or liability for any aspect of the records relating to payments made on account of beneficial interests in the global securities or for maintaining, supervising or reviewing any records relating to these beneficial interests. It is DTC’s current practice, upon receipt of any payment of principal or interest, to credit direct participants’ accounts on the payment date according to their respective holdings of beneficial interests in the global securities. These payments will be the responsibility of the direct and indirect participants and not of DTC, the Issuers, the trustee or the initial purchasers.

      So long as DTC or its nominee is the registered owner or holder of the global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by the global security for the purposes of:

      (1) receiving payment on the Notes;

      (2) receiving notices; and

      (3) for all other purposes under the Indenture and the Notes.

      Beneficial interests in the new Notes will be evidenced only by, and transfers of the Notes will be effected only through records maintained by DTC and its participants.

      Except as described above, owners of beneficial interests in a global security will not be entitled to receive physical delivery of certificated Notes in definitive form and will not be considered the holders of the global security for any purposes under the Indenture. Accordingly, each person owning a beneficial interest in a global security must rely on the procedures of DTC. And, if that person is not a participant, the person must rely on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the Indenture. Under existing industry practices, if the issuers request any action of holders or an owner of a beneficial interest in a global security desires to take any action under the Indenture, DTC would authorize the participants holding the relevant beneficial interest to take that action. The participants then would authorize beneficial owners owning through the participants to take the action or would otherwise act upon the instructions of beneficial owners owning through them.

      DTC has advised the Issuers that it will take any action permitted to be taken by a holder of Notes only at the direction of one or more participants to whose account the DTC interests in the global security are credited. Further, DTC will take action only as to the portion of the aggregate principal amount of the Notes as to which the participant or participants has or have given the direction.

      DTC has provided the following information to us. DTC is a:

      (1) limited-purpose trust company organized under the New York Banking Law;

      (2) a banking organization within the meaning of the New York Banking Law;

      (3) a member of the United States Federal Reserve System;

      (4) a clearing corporation within the meaning of the New York Uniform Commercial Code; and

      (5) a clearing agency registered under the provisions of Section 17A of the Securities Exchange Act.

DTC has further advised us that:

      (1) DTC holds securities that its direct participants deposit with DTC and facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants’ accounts, thereby eliminating the need for physical movement of securities certificates;

      (2) direct participants include securities brokers and dealers, trust companies, clearing corporations and other organizations;

      (3) DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc.;

      (4) access to the DTC system is also available to indirect participants such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with direct participants, either directly or indirectly; and

      (5) the rules applicable to DTC and its direct and indirect participants are on file with the SEC.

      Although DTC has agreed to the procedures described above in order to facilitate transfers of interests in global securities among participants of DTC, it is under no obligation to perform these procedures, and the procedures may be discontinued at any time. None of the Issuers, the trustee, any agent of the Issuers or the purchasers of the original notes will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, payments made on account of, or beneficial ownership interests in, global notes.

      According to DTC, the foregoing information with respect to DTC has been provided to its participants and other members of the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind. We have provided the foregoing descriptions of the operations and procedures of DTC solely as a matter of convenience. DTC’s operations and procedures are solely within DTC’s control and are subject to change by DTC from time to time. Neither we, the initial purchasers nor the trustee take any responsibility for these operations or procedures, and you are urged to contact DTC or its participants directly to discuss these matters.

Exchange of Book-Entry Notes for Certificated Notes

      A Global Note is exchangeable for definitive Notes in registered certificated form (“Certificated Notes”) if (i) DTC (x) notifies the Issuers that it is unwilling or unable to continue as depositary for the Global Notes and the Issuers thereupon fail to appoint a successor depositary or (y) has ceased to be a clearing agency registered under the Exchange Act, (ii) the Issuers, at their option, notify the trustee in writing that they elect to cause the issuance of the Certificated Notes or (iii) there shall have occurred and be continuing a Default or Event of Default with respect to the Notes. In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon request but only upon prior written notice given to the trustee by or on behalf of DTC in accordance with the Indenture and in accordance with the certification requirements set forth in the Indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of DTC (in accordance with its customary procedures) and will bear the applicable restrictive legend referred to in “Notice to Investors,” unless the Issuers determine otherwise in compliance with applicable law.

Exchange of Certificated Notes for Book-Entry Notes

      Notes issued in certificated form may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the trustee a written certificate (in the form provided in the Indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such Notes. See “Notice to Investors.”

Same-Day Settlement and Payment

      Payments in respect of the Notes represented by the Global Notes (including principal, premium, if any, and interest) will be made by wire transfer of immediately available funds to the accounts specified by the Global Note holder. With respect to Notes in certificated form, the Issuers will make all payments of principal, premium, if any, and interest, by wire transfer of immediately available funds to the accounts specified by the holders thereof or, if no such account is specified, by mailing a check to each such holder’s registered address. The Notes represented by the Global Notes are expected to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such Notes will, therefore, be required by DTC to be settled in immediately available funds. The Issuers expect that secondary trading in any certificated Notes will also be settled in immediately available funds.

      Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised the Issuers that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

Certain Definitions

      This section sets forth certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

      “Acquired Debt” means, with respect to any specified Person:

      (1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person; and

      (2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

      “Additional Notes” means the Issuers’ 8 3/4% Senior Notes due 2013 issued under the Indenture in addition to the original Notes (other than Notes issued in exchange for the original Notes and certain original Notes identified in the Indenture).

      “Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person shall be deemed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” shall have correlative meanings.

      “Asset Acquisition” means

(a) an Investment by CCO Holdings or any of its Restricted Subsidiaries in any other Person pursuant to which such Person shall become a Restricted Subsidiary of CCO Holdings or any of its Restricted Subsidiaries or shall be merged with or into CCO Holdings or any of its Restricted Subsidiaries, or

(b) the acquisition by CCO Holdings or any of its Restricted Subsidiaries of the assets of any Person which constitute all or substantially all of the assets of such Person, any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.

      “Asset Sale” means:

      (1) the sale, lease, conveyance or other disposition of any assets or rights, other than sales of inventory in the ordinary course of the Cable Related Business consistent with applicable past practices; provided that the sale, conveyance or other disposition of all or substantially all of the assets of CCO Holdings and its Subsidiaries, taken as a whole, will be governed by the provisions of the Indenture described above under the caption “— Repurchase at the Option of Holders — Change of Control” and/or the provisions described above under the caption “— Certain Covenants — Merger, Consolidation, or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

      (2) the issuance of Equity Interests by any Restricted Subsidiary of CCO Holdings or the sale of Equity Interests in any Restricted Subsidiary of CCO Holdings.

      Notwithstanding the preceding, the following items shall not be deemed to be Asset Sales:

      (1) any single transaction or series of related transactions that:

(a) involves assets having a fair market value of less than $100 million; or

(b) results in net proceeds to CCO Holdings and its Restricted Subsidiaries of less than $100 million;

      (2) a transfer of assets between or among CCO Holdings and its Restricted Subsidiaries;

      (3) an issuance of Equity Interests by a Restricted Subsidiary of CCO Holdings to CCO Holdings or to another Wholly Owned Restricted Subsidiary of CCO Holdings;

      (4) any Restricted Payment that is permitted by the covenant described above under the caption “— Certain Covenants — Restricted Payments,” a Restricted Investment that is permitted by the covenant described above under the caption “— Certain Covenants — Investments” or a Permitted Investment;

      (5) the incurrence of Liens not prohibited by the Indenture and the disposition of assets related to such Liens by the secured party pursuant to a foreclosure; and

      (6) any disposition of cash or Cash Equivalents.

      “Attributable Debt” in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction, including any period for which such lease has been extended or may, at the option of the lessee, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP.

      “Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as such term is used in Section 13(d)(3) of the Exchange Act) such “person” shall be deemed to have beneficial ownership of all securities that such “person” has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition.

      “Board of Directors” means the board of directors or comparable governing body of CCI or CCO Holdings, as the case may be, in either case, as constituted as of the date of any determination required to be made, or action required to be taken, pursuant to the Indenture.

      “Cable Related Business” means the business of owning cable television systems and businesses ancillary, complementary and related thereto.

      “Capital Corp.” means CCO Holdings Capital Corp., a Delaware corporation, and any successor Person thereto.

      “Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

      “Capital Stock” means:

      (1) in the case of a corporation, corporate stock;

      (2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

      (3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

      (4) any other interest (other than any debt obligation) or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

      “Capital Stock Sale Proceeds” means the aggregate net cash proceeds (including the fair market value of the non-cash proceeds, as determined by an independent appraisal firm) received by CCO Holdings or its Restricted Subsidiaries from and after the Issue Date, in each case

(x) as a contribution to the common equity capital or from the issue or sale of Equity Interests (other than Disqualified Stock and other than issuances or sales to a Subsidiary of CCO Holdings) of CCO Holdings from and after the Issue Date, or

(y) from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of CCO Holdings that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of CCO Holdings).

      “Cash Equivalents” means:

      (1) United States dollars;

      (2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) having maturities of not more than twelve months from the date of acquisition;

      (3) certificates of deposit and eurodollar time deposits with maturities of twelve months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any domestic commercial bank having combined capital and surplus in excess of $500 million and a Thompson Bank Watch Rating at the time of acquisition of “B” or better;

      (4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

      (5) commercial paper having a rating at the time of acquisition of at least “P-1” from Moody’s or at least “A-1” from S&P and in each case maturing within twelve months after the date of acquisition;

      (6) corporate debt obligations maturing within twelve months after the date of acquisition thereof, rated at the time of acquisition at least “Aaa” or “P-1” by Moody’s or “AAA” or “A-1” by S&P;

      (7) auction-rate Preferred Stocks of any corporation maturing not later than 45 days after the date of acquisition thereof, rated at the time of acquisition at least “Aaa” by Moody’s or “AAA” by S&P;

      (8) securities issued by any state, commonwealth or territory of the United States, or by any political subdivision or taxing authority thereof, maturing not later than six months after the date of acquisition thereof, rated at the time of acquisition at least “A” by Moody’s or S&P; and

      (9) money market or mutual funds at least 90% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (8) of this definition.

      “CCH I” means CCH I, LLC, a Delaware limited liability company, and any successor Person thereto.

      “CCH II” means CCH II, LLC, a Delaware limited liability company, and any successor Person thereto.

      “CCH II Indentures” means, collectively, the indenture entered into by CCH II and CCH II Capital Corp., a Delaware corporation, with respect to their 10.25% Senior Notes due 2010 and any indentures, note purchase agreements or similar documents entered into by CCH II and CCH II Capital Corp. for the purpose of incurring Indebtedness in exchange for, or the proceeds of which are used to refinance, any of the Indebtedness described above, in each case, together with all instruments and other agreements entered into by CCH II and CCH II Capital Corp. in connection therewith, as any of the foregoing may be refinanced, replaced, amended, supplemented or otherwise modified from time to time.

      “CCI” means Charter Communications, Inc., a Delaware corporation, and any successor Person thereto.

      “CCI Indentures” means, collectively, the indentures entered into by CCI with respect to its 5.75% Convertible Senior Notes due 2005, its 4.75% Convertible Senior Notes due 2006 and any indentures, note purchase agreements or similar documents entered into by CCI after the Issue Date for the purpose of incurring Indebtedness in exchange for, or the proceeds of which are used to refinance, any of the Indebtedness described above, in each case, together with all instruments and other agreements entered into by CCI in connection therewith, as any of the foregoing may be refinanced, replaced, amended, supplemented or otherwise modified from time to time.

      “CCO Holdings” means CCO Holdings, LLC, a Delaware limited liability company, and any successor Person thereto.

      “Change of Control” means the occurrence of any of the following:

      (1) the sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of CCO Holdings and its Subsidiaries, taken as a whole, or of a Parent and its Subsidiaries, taken as a whole, to any “person” (as such term is used in Section 13(d)(3) of the Exchange Act) other than Paul G. Allen or a Related Party;

      (2) the adoption of a plan relating to the liquidation or dissolution of CCO Holdings or a Parent (except the liquidation of any Parent into any other Parent);

      (3) the consummation of any transaction, including, without limitation, any merger or consolidation, the result of which is that any “person” (as defined above) other than Paul G. Allen and Related Parties becomes the Beneficial Owner, directly or indirectly, of more than 35% of the Voting Stock of CCO Holdings or a Parent, measured by voting power rather than the number of shares, unless Paul G. Allen or a Related Party Beneficially Owns, directly or indirectly, a greater percentage of Voting Stock of CCO Holdings or such Parent, as the case may be, measured by voting power rather than the number of shares, than such person;

      (4) after the Issue Date, the first day on which a majority of the members of the Board of Directors of CCO Holdings or CCI or the board of directors, if any, of any other Parent are not Continuing Directors;

      (5) CCO Holdings or a Parent consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into, CCO Holdings or a Parent, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of CCO Holdings or such Parent is converted into or exchanged for cash, securities or other property, other than any such transaction where the Voting Stock of CCO Holdings or such Parent outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person immediately after giving effect to such issuance; or

      (6) (i) Charter Communications Holdings Company, LLC shall cease to own beneficially, directly or indirectly, 100% of the Capital Stock of Charter Holdings or (ii) Charter Holdings shall cease to own beneficially, directly or indirectly, 100% of the Capital Stock of CCO Holdings.

      “Charter Holdings” means Charter Communications Holdings, LLC, a Delaware limited liability company, and any successor Person thereto.

      “Charter Holdings Indentures” means, collectively (a) the indentures entered into by Charter Holdings and Charter Communications Holdings Capital Corporation in connection with the issuance of each 8.250% Senior Notes Due 2007 dated March 1999, 8.625% Senior Notes Due 2009 dated March 1999, 9.920% Senior Discount Notes Due 2011 dated March 1999, 10.000% Senior Notes Due 2009 dated January 2000, 10.250% Senior Notes Due 2010 dated January 2000, 11.750% Senior Discount Notes Due 2010 dated January 2000, 10.750% Senior Notes Due 2009 dated January 2001, 11.125% Senior Notes Due 2011 dated January 2001, 13.500% Senior Discount Notes Due 2011 dated January 2001, 9.625% Senior Notes Due 2009 dated May 2001, 10.000% Senior Notes Due 2011 dated May 2001, 11.750% Senior Discount Notes Due 2011 dated May 2001, 9.625% Senior Notes Due 2009 dated January 2002, 10.000% Senior Notes Due 2011 dated January 2002, and 11.750% Senior Discount Notes Due 2011 dated January 2002, and (b) any indentures, note purchase agreements or similar documents entered into by Charter Holdings and/or Charter Communications Holdings Capital Corporation after the Issue Date for the purpose of incurring Indebtedness in exchange for, or proceeds of which are used to refinance, any of the Indebtedness described in the foregoing clause (a), in each case, together with all instruments and other agreements entered into by Charter Holdings or Charter Communications Holdings Capital Corporation in connection therewith, as the same may be refinanced, replaced, amended, supplemented or otherwise modified from time to time.

      “Charter Refinancing Indebtedness” means any Indebtedness of a Charter Refinancing Subsidiary issued in exchange for, or the net proceeds of which are used within 90 days after the date of issuance thereof to extend, refinance, renew, replace, defease, purchase, acquire or refund (including successive extensions, refinancings, renewals, replacements, defeasances, purchases, acquisitions or refunds), Indebted-

ness initially incurred under any one or more of the Charter Holdings Indentures, the CCI Indentures, the CCH II Indentures, or the Indenture; provided that:

      (1) the principal amount (or accreted value, if applicable) of such Charter Refinancing Indebtedness does not exceed the principal amount of (or accreted value, if applicable) plus accrued interest and premium, if any, on the Indebtedness so extended, refinanced, renewed, replaced, defeased, purchased, acquired or refunded (plus the amount of reasonable fees, commissions and expenses incurred in connection therewith); and

      (2) such Charter Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

      “Charter Refinancing Subsidiary” means CCH I, CCH II or any other directly or indirectly wholly owned Subsidiary (and any related corporate co-obligor if such Subsidiary is a limited liability company or other association not taxed as a corporation) of CCI or Charter Communications Holding Company, LLC, which is or becomes a Parent.

      “Consolidated EBITDA” means with respect to any Person, for any period, the net income of such Person and its Restricted Subsidiaries for such period plus, to the extent such amount was deducted in calculating such net income:

      (1) Consolidated Interest Expense;

      (2) income taxes;

      (3) depreciation expense;

      (4) amortization expense;

      (5) all other non-cash items, extraordinary items, nonrecurring and unusual items and the cumulative effects of changes in accounting principles reducing such net income, less all non-cash items, extraordinary items, nonrecurring and unusual items and cumulative effects of changes in accounting principles increasing such net income, all as determined on a consolidated basis for such Person and its Restricted Subsidiaries in conformity with GAAP;

      (6) amounts actually paid during such period pursuant to a deferred compensation plan; and

      (7) for purposes of Section 4.10 only, Management Fees;

provided that Consolidated EBITDA shall not include:

      (x) the net income (or net loss) of any Person that is not a Restricted Subsidiary (“Other Person”), except

(i) with respect to net income, to the extent of the amount of dividends or other distributions actually paid to such Person or any of its Restricted Subsidiaries by such Other Person during such period; and

(ii) with respect to net losses, to the extent of the amount of investments made by such Person or any Restricted Subsidiary of such Person in such Other Person during such period;

      (y) solely for the purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (3) of the covenant described under the caption “— Certain Covenants — Restricted Payments” (and in such case, except to the extent includable pursuant to clause (x) above), the net income (or net loss) of any Other Person accrued prior to the date it becomes a Restricted Subsidiary or is merged into or consolidated with such Person or any Restricted Subsidiaries or all or substantially all of the property and assets of such Other Person are acquired by such Person or any of its Restricted Subsidiaries; and

      (z) the net income of any Restricted Subsidiary of CCO Holdings to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of such net income is not at the time permitted by the operation of the terms of such Restricted Subsidiary’s charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary (other than any agreement or instrument evidencing Indebtedness or Preferred Stock (i) outstanding on the Issue Date or (ii) incurred or issued thereafter in compliance with the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock”; provided that (a) the terms of any such agreement or instrument restricting the declaration and payment of dividends or similar distributions apply only in the event of a default with respect to a financial covenant or a covenant relating to payment, beyond any applicable period of grace, contained in such agreement or instrument, (b) such terms are determined by such Person to be customary in comparable financings and (c) such restrictions are determined by CCO Holdings not to materially affect the Issuers’ ability to make principal or interest payments on the Notes when due).

      “Consolidated Indebtedness” means, with respect to any Person as of any date of determination, the sum, without duplication, of:

      (1) the total amount of outstanding Indebtedness of such Person and its Restricted Subsidiaries, plus

      (2) the total amount of Indebtedness of any other Person that has been Guaranteed by the referent Person or one or more of its Restricted Subsidiaries, plus

      (3) the aggregate liquidation value of all Disqualified Stock of such Person and all Preferred Stock of Restricted Subsidiaries of such Person, in each case, determined on a consolidated basis in accordance with GAAP.

      “Consolidated Interest Expense” means, with respect to any Person for any period, without duplication, the sum of:

      (1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (including, without limitation, amortization or original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net payments (if any) pursuant to Hedging Obligations); and

      (2) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; and

      (3) any interest expense on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries (whether or not such Guarantee or Lien is called upon);

excluding, however, any amount of such interest of any Restricted Subsidiary of the referent Person if the net income of such Restricted Subsidiary is excluded in the calculation of Consolidated EBITDA pursuant to clause (z) of the definition thereof (but only in the same proportion as the net income of such Restricted Subsidiary is excluded from the calculation of Consolidated EBITDA pursuant to clause (z) of the definition thereof), in each case, on a consolidated basis and in accordance with GAAP.

      “Continuing Directors” means, as of any date of determination, any member of the Board of Directors of CCO Holdings or CCI or the board of directors of any other Parent who:

      (1) was a member of the Board of Directors of CCO Holdings or CCI or, as applicable, the board of directors of such other Parent on the Issue Date; or

      (2) was nominated for election or elected to the Board of Directors of CCO Holdings or CCI or, as applicable, the board of directors of such other Parent, with the approval of a majority of the Continuing Directors who were members of such Board of Directors of CCO Holdings or CCI or, as applicable, the board of directors of such other Parent, at the time of such nomination or election or whose election or appointment was previously so approved.

      “Credit Facilities” means, with respect to CCO Holdings and/or its Restricted Subsidiaries, one or more debt facilities or commercial paper facilities, in each case with banks or other lenders (other than a Parent of the Issuers) providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

      “Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

      “Disposition” means, with respect to any Person, any merger, consolidation or other business combination involving such Person (whether or not such Person is the Surviving Person) or the sale, assignment, transfer, lease or conveyance, or other disposition of all or substantially all of such Person’s assets or Capital Stock.

      “Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder thereof) or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require CCO Holdings to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale shall not constitute Disqualified Stock if the terms of such Capital Stock provide that CCO Holdings may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “— Certain Covenants — Restricted Payments.”

      “Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

      “Equity Offering” means any private or underwritten public offering of Qualified Capital Stock of CCO Holdings or a Parent of which the gross proceeds to CCO Holdings or received by CCO Holdings as a capital contribution from such Parent (directly or indirectly), as the case may be, are at least $25 million.

      “Existing Indebtedness” means Indebtedness of CCO Holdings and its Restricted Subsidiaries in existence on the Issue Date, until such amounts are repaid.

      “GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the Issue Date.

      “Guarantee” or “guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness, measured as the lesser of the aggregate outstanding amount of the Indebtedness so guaranteed and the face amount of the guarantee.

      “Hedging Obligations” means, with respect to any Person, the obligations of such Person under:

      (1) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements;

      (2) interest rate option agreements, foreign currency exchange agreements, foreign currency swap agreements; and

      (3) other agreements or arrangements designed to protect such Person against fluctuations in interest and currency exchange rates.

      “Helicon Preferred Stock” means the preferred limited liability company interest of Charter-Helicon LLC with an aggregate liquidation value of $25 million.

      “Indebtedness” means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent:

      (1) in respect of borrowed money;

      (2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

      (3) in respect of banker’s acceptances;

      (4) representing Capital Lease Obligations;

      (5) in respect of the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable; or

      (6) representing the notional amount of any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the guarantee by such Person of any indebtedness of any other Person.

      The amount of any Indebtedness outstanding as of any date shall be:

      (1) the accreted value thereof, in the case of any Indebtedness issued with original issue discount; and

      (2) the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

      “Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P.

      “Investments” means, with respect to any Person, all investments by such Person in other Persons, including Affiliates, in the forms of direct or indirect loans (including guarantees of Indebtedness or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business) and purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP.

      “Issue Date” means November 10, 2003.

      “Leverage Ratio” means, as to CCO Holdings, as of any date, the ratio of:

      (1) the Consolidated Indebtedness of CCO Holdings on such date to

      (2) the aggregate amount of Consolidated EBITDA for CCO Holdings for the most recently ended fiscal quarter for which internal financial statements are available multiplied by four (the “Reference Period”).

      In addition to the foregoing, for purposes of this definition, “Consolidated EBITDA” shall be calculated on a pro forma basis after giving effect to

      (1) the issuance of the Notes;

      (2) the incurrence of the Indebtedness or the issuance of the Disqualified Stock or other Preferred Stock (and the application of the proceeds therefrom) giving rise to the need to make such calculation and any incurrence or issuance (and the application of the proceeds therefrom) or repayment of other Indebtedness, Disqualified Stock or Preferred Stock, other than the incurrence or repayment of Indebtedness for ordinary working capital purposes, at any time subsequent to the beginning of the Reference Period and on or prior to the date of determination, as if such incurrence (and the application of the proceeds thereof), or the repayment, as the case may be, occurred on the first day of the Reference Period;

      (3) any Dispositions or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of such Person or one of its Restricted Subsidiaries (including any person that becomes a Restricted Subsidiary as a result of such Asset Acquisition) incurring, assuming or otherwise becoming liable for or issuing Indebtedness, Disqualified Stock or Preferred Stock) made on or subsequent to the first day of the Reference Period and on or prior to the date of determination, as if such Disposition or Asset Acquisition (including the incurrence, assumption or liability for any such Indebtedness, Disqualified Stock or Preferred Stock and also including any Consolidated EBITDA associated with such Asset Acquisition, including any cost savings adjustments in compliance with Regulation S-X promulgated by the Securities and Exchange Commission) had occurred on the first day of the Reference Period.

      “Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

      “Management Fees” means the fees payable to CCI pursuant to the management and mutual services agreements between any Parent of CCO Holdings and/or Charter Communications Operating, LLC and between any Parent of CCO Holdings and other Restricted Subsidiaries of CCO Holdings and pursuant to the limited liability company agreements of certain Restricted Subsidiaries as such management, mutual services or limited liability company agreements exist on the Issue Date (or, if later, on the date any new Restricted Subsidiary is acquired or created), including any amendment or replacement thereof, provided, that any such new agreements or amendments or replacements of existing agreements is not more disadvantageous to the holders of the Notes in any material respect than such management agreements existing on the Issue Date and further provided, that such new, amended or replacement management agreements do not provide for percentage fees, taken together with fees under existing agreements, any higher than 3.5% of CCI’s consolidated total revenues for the applicable payment period.

      “Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

      “Net Proceeds” means the aggregate cash proceeds received by CCO Holdings or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result thereof or taxes paid or payable as a result thereof (including amounts distributable in respect of owners’, partners’ or members’ tax liabilities resulting from such sale), in each case after taking into account any available tax credits or deductions and any tax sharing arrangements and amounts required to be applied to the repayment of Indebtedness.

      “Non-Recourse Debt” means Indebtedness:

      (1) as to which neither CCO Holdings nor any of its Restricted Subsidiaries

(a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness);

(b) is directly or indirectly liable as a guarantor or otherwise; or

(c) constitutes the lender;

      (2) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness (other than the Notes) of CCO Holdings or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and

      (3) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of CCO Holdings or any of its Restricted Subsidiaries.

      “Parent” means CCH II, CCH I, Charter Holdings, Charter Communications Holding Company, LLC, CCI and/or any direct or indirect Subsidiary of the foregoing 100% of the Capital Stock of which is owned directly or indirectly by one or more of the foregoing Persons, as applicable, and that directly or indirectly beneficially owns 100% of the Capital Stock of CCO Holdings, and any successor Person to any of the foregoing.

      “Permitted Investments” means:

      (1) any Investment by CCO Holdings in a Restricted Subsidiary thereof, or any Investment by a Restricted Subsidiary of CCO Holdings in CCO Holdings or in another Restricted Subsidiary of CCO Holdings;

      (2) any Investment in Cash Equivalents;

      (3) any Investment by CCO Holdings or any of its Restricted Subsidiaries in a Person, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary of CCO Holdings; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, CCO Holdings or a Restricted Subsidiary of CCO Holdings;

      (4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales”;

      (5) any Investment made out of the net cash proceeds of the issue and sale after the Issue Date (other than to a Subsidiary of CCO Holdings) of Equity Interests (other than Disqualified Stock) of CCO Holdings to the extent that such net cash proceeds have not been applied to make a Restricted Payment or to effect other transactions pursuant to the covenant described under “— Restricted Payments”

      (6) other Investments in any Person (other than any Parent) having an aggregate fair market value when taken together with all other Investments in any Person made by CCO Holdings and its Restricted Subsidiaries (without duplication) pursuant to this clause (6) from and after the Issue Date, not to exceed $750 million (initially measured on the date each such Investment was made and without giving effect to subsequent changes in value, but reducing the amount outstanding by the aggregate amount of principal, interest, dividends, distributions, repayments, proceeds or other value otherwise returned or recovered in respect of any such Investment, but not to exceed the initial amount of such Investment) at any one time outstanding; and

      (7) Investments in customers and suppliers in the ordinary course of business which either

(A) generate accounts receivable, or

(B) are accepted in settlement of bona fide disputes.

      “Permitted Liens” means:

      (1) Liens on the assets of CCO Holdings securing Indebtedness and other obligations under any of the Credit Facilities;

      (2) Liens in favor of CCO Holdings;

      (3) Liens on property of a Person existing at the time such Person is merged with or into or consolidated with CCO Holdings; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with CCO Holdings;

      (4) Liens on property existing at the time of acquisition thereof by CCO Holdings; provided that such Liens were in existence prior to the contemplation of such acquisition;

      (5) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

      (6) purchase money mortgages or other purchase money Liens (including, without limitation, any Capitalized Lease Obligations) incurred by CCO Holdings upon any fixed or capital assets acquired after the Issue Date or purchase money mortgages (including, without limitation, Capital Lease Obligations) on any such assets, whether or not assumed, existing at the time of acquisition of such assets, whether or not assumed, so long as

(a) such mortgage or lien does not extend to or cover any of the assets of CCO Holdings, except the asset so developed, constructed, or acquired, and directly related assets such as enhancements and modifications thereto, substitutions, replacements, proceeds (including insurance proceeds), products, rents and profits thereof, and

(b) such mortgage or lien secures the obligation to pay all or a portion of the purchase price of such asset, interest thereon and other charges, costs and expenses (including, without limitation, the cost of design, development, construction, acquisition, transportation, installation, improvement, and migration) and is incurred in connection therewith (or the obligation under such Capitalized Lease Obligation) only;

      (7) Liens existing on the Issue Date (other than in connection with the Credit Facilities) and replacement Liens therefor that do not encumber additional property;

      (8) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

      (9) statutory and common law Liens of landlords and carriers, warehousemen, mechanics, suppliers, materialmen, repairmen or other similar Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made;

      (10) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security;

      (11) Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory or regulatory obligation, bankers’ acceptance, surety and appeal bonds, government contracts, performance and return-of-money bonds and other obligations of a similar nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money);

      (12) easements, rights-of-way, municipal and zoning ordinances and similar charges, encumbrances, title defects or other irregularities that do not materially interfere with the ordinary course of business of CCO Holdings or any of its Restricted Subsidiaries;

      (13) Liens of franchisors or other regulatory bodies arising in the ordinary course of business;

      (14) Liens arising from filing Uniform Commercial Code financing statements regarding leases or other Uniform Commercial Code financing statements for precautionary purposes relating to arrangements not constituting Indebtedness;

      (15) Liens arising from the rendering of a final judgment or order against CCO Holdings or any of its Restricted Subsidiaries that does not give rise to an Event of Default;

      (16) Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and the products and proceeds thereof;

      (17) Liens encumbering customary initial deposits and margin deposits, and other Liens that are within the general parameters customary in the industry and incurred in the ordinary course of business, in each case, securing Indebtedness under Hedging Obligations and forward contracts, options, future contracts, future options or similar agreements or arrangements designed solely to protect CCO Holdings or any of its Restricted Subsidiaries from fluctuations in interest rates, currencies or the price of commodities;

      (18) Liens consisting of any interest or title of licensor in the property subject to a license;

      (19) Liens on the Capital Stock of Unrestricted Subsidiaries;

      (20) Liens arising from sales or other transfers of accounts receivable which are past due or otherwise doubtful of collection in the ordinary course of business;

      (21) Liens incurred in the ordinary course of business of CCO Holdings and its Restricted Subsidiaries with respect to obligations which in the aggregate do not exceed $50 million at any one time outstanding;

      (22) Liens in favor of the trustee arising under the Indenture and similar provisions in favor of trustees or other agents or representatives under indentures or other agreements governing debt instruments entered into after the date hereof;

      (23) Liens in favor of the trustee for its benefit and the benefit of holders of the Notes, as their respective interests appear; and

      (24) Liens securing Permitted Refinancing Indebtedness, to the extent that the Indebtedness being refinanced was secured or was permitted to be secured by such Liens.

      “Permitted Refinancing Indebtedness” means any Indebtedness of CCO Holdings or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used within 60 days after the date of issuance thereof to extend, refinance, renew, replace, defease or refund, other Indebtedness of CCO Holdings or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that unless permitted otherwise by the Indenture, no Indebtedness of any Restricted Subsidiary may be issued in exchange for, nor may the net proceeds of Indebtedness be used to extend, refinance, renew, replace, defease or refund, Indebtedness of the direct or indirect parent of such Restricted Subsidiary; provided further that:

      (1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount of (or accreted value, if applicable) plus accrued interest and premium, if any, on the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of reasonable expenses incurred in connection therewith), except to the extent that any such excess principal amount would be then permitted to be incurred by other provisions of the covenant described above under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock.”

      (2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

      (3) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the Notes on terms at least as favorable to the holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

      “Person” means any individual, corporation, partnership, joint venture, association, limited liability company, joint stock company, trust, unincorporated organization, government or agency or political subdivision thereof or any other entity.

      “Preferred Stock,” as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which, by its terms, is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

      “Productive Assets” means assets (including assets of a referent Person owned directly or indirectly through ownership of Capital Stock) of a kind used or useful in the Cable Related Business.

      “Qualified Capital Stock” means any Capital Stock that is not Disqualified Stock.

      “Rating Agencies” means Moody’s and S&P.

      “Related Party” means: (1) the spouse or an immediate family member, estate or heir of Paul G. Allen; or (2) any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding an 80% or more controlling interest of which consist of Paul G. Allen and/or such other Persons referred to in the immediately preceding clause (1).

      “Restricted Investment” means an Investment other than a Permitted Investment.

      “Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

      “S&P” means Standard & Poor’s Ratings Service, a division of the McGraw-Hill Companies, Inc. or any successor to the rating agency business thereof.

      “Significant Subsidiary” means (a) with respect to any Person, any Restricted Subsidiary of such Person which would be considered a “Significant Subsidiary” as defined in Rule 1-02(w) of Regulation S-X under the Securities Act and (b) in addition, with respect to CCO Holdings, Capital Corp.

      “Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness on the Issue Date, or, if none, the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

      “Subsidiary” means, with respect to any Person:

      (1) any corporation, association or other business entity of which at least 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and, in the case of any such entity of which 50% of the total voting power of shares of Capital Stock is so owned or controlled by such Person or one or more of the other Subsidiaries of such Person, such Person and its Subsidiaries also have the right to control the management of such entity pursuant to contract or otherwise; and

      (2) any partnership

(a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person, or

(b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof).

      “Unrestricted Subsidiary” means any Subsidiary of CCO Holdings that is designated by the Board of Directors of CCO Holdings or CCI as an Unrestricted Subsidiary pursuant to a board resolution, but only to the extent that such Subsidiary:

      (1) has no Indebtedness other than Non-Recourse Debt;

      (2) is not party to any agreement, contract, arrangement or understanding with CCO Holdings or any Restricted Subsidiary of CCO Holdings unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to CCO Holdings or any Restricted Subsidiary of CCO Holdings than those that might be obtained at the time from Persons who are not Affiliates of CCO Holdings unless such terms constitute Investments permitted by the covenant described above under the caption “— Certain Covenants — Investments,” Permitted Investments, Asset Sales permitted under the covenant described above under the caption “— Repurchase at the Option of the Holders — Asset Sales” or sale-leaseback transactions permitted by the covenant described above under the caption “Certain Covenants — Sale and Leaseback Transactions”;

      (3) is a Person with respect to which neither CCO Holdings nor any of its Restricted Subsidiaries has any direct or indirect obligation

(a) to subscribe for additional Equity Interests or

(b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results;

      (4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of CCO Holdings or any of its Restricted Subsidiaries;

      (5) has at least one director on its board of directors that is not a director or executive officer of CCO Holdings or any of its Restricted Subsidiaries or has at least one executive officer that is not a director or executive officer of CCO Holdings or any of its Restricted Subsidiaries; and

      (6) does not own any Capital Stock of any Restricted Subsidiary of CCO Holdings.

      Any designation of a Subsidiary of CCO Holdings as an Unrestricted Subsidiary shall be evidenced to the trustee by filing with the trustee a certified copy of the board resolution giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “— Certain Covenants — Investments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of CCO Holdings as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock,” CCO Holdings shall be in default of such covenant. The Board of Directors of CCO Holdings or CCI may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if:

      (1) such Indebtedness is permitted under the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and

      (2) no Default or Event of Default would be in existence immediately following such designation.

      “Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the board of directors or comparable governing body of such Person.

      “Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

      (1) the sum of the products obtained by multiplying

(a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by

(b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

      (2) the then outstanding principal amount of such Indebtedness.

      “Wholly Owned Restricted Subsidiary” of any Person means a Restricted Subsidiary of such Person all of the outstanding common equity interests or other ownership interests of which (other than directors’ qualifying shares) shall at the time be owned by such Person and/or by one or more Wholly Owned Restricted Subsidiaries of such Person.

IMPORTANT UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

      The following is a summary of certain U.S. federal income tax consequences of the purchase, ownership, and disposition of the new notes by an investor who acquires the new notes pursuant to this exchange offer.

      This summary assumes that investors will hold their new notes as “capital assets” under the U.S. Internal Revenue Code of 1986, as amended (the “Code”), and does not discuss special situations, such as those of financial institutions, insurance companies, broker-dealers, partnerships or other passthrough entities, tax-exempt organizations, certain former citizens or former long term residents of the United States or persons holding new notes as a part of hedging or conversion transaction, a straddle, a constructive sale or synthetic security transaction or that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. Furthermore, this summary is based upon provisions of the Code and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked, or modified, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. In addition, except as otherwise indicated, the following does not consider the effect of any applicable foreign, state or local tax laws or estate or gift tax considerations.

      This summary addresses tax consequences relevant to a holder of new notes that is either a U.S. Holder or a Non-U.S. Holder. A “U.S. Holder” is a beneficial owner of a new note who is for U.S. federal income tax purposes (i) an individual who is a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created in, or organized under the laws of, the United States or any state or political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that was in existence on August 20, 1996, was treated as a U.S. person under the Code on that date and has made a valid election to be treated as a U.S. person under the Code. A “Non-U.S. Holder” is a beneficial owner of a new note that is, for U.S. tax purpose, not a U.S. Holder. If a partnership (including for this purpose any entity treated as a partnership for U.S. tax purposes) is a beneficial owner of the new notes, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. A holder of the new notes that is a partnership and partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of the purchase, ownership, and disposition of the new notes.

Each prospective investor is urged to consult its tax advisor regarding the United States federal, state, local, estate and foreign income and other tax considerations of the purchase, ownership, and disposition of the new notes.

Exchange Offer

      Pursuant to the exchange offer, holders are entitled to exchange the original notes for new notes that will be substantially identical in all material respects to the original notes, except that the new notes will be registered and therefore will not be subject to transfer restrictions, subject to certain conditions set forth in “The Exchange Offer — Terms of the Exchange Offer.” The exchange pursuant to the exchange offer as described above will not result in a taxable exchange to the issuers or any U.S. Holder exchanging an original note for a new note. Accordingly,

(1) no gain or loss will be realized by a U.S. Holder of an original note upon receipt of a new note,

(2) the holding period of the new notes will include the holding period of the original notes exchanged therefor,

(3) the adjusted tax basis of the new notes will be the same as the adjusted tax basis of the original notes exchanged therefor at the time of the exchange, and

(4) a U.S. Holder will continue to take into account income in respect of a new note in the same manner as before the exchange.

United States Federal Income Taxation of U.S. Holders

Payments of Interest

      Interest on the new notes will be taxable to a U.S. Holder as ordinary income at the time it is paid or accrued in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. The notes may be issued at a discount which should qualify as “de minimis” under the applicable Treasury Regulations, and consequently, the notes should not be treated for U.S. federal income tax purposes as having been issued with original issue discount.

Sale, Redemption, Retirement or Other Taxable Disposition of the New Notes

      Unless a non-recognition event applies, upon the sale, redemption, retirement or other taxable disposition of a new note, the U.S. Holder will generally recognize gain or loss in an amount equal to the difference between (1) the amount of cash and the fair market value of other property received in exchange therefor and (2) the holder’s adjusted tax basis in such new note. Amounts attributable to accrued but unpaid interest on the new notes will be treated as ordinary interest income. A U.S. Holder’s adjusted tax basis in a new note will equal the purchase price paid by such U.S. Holder for the new note increased by the amount of any market discount, if any, that the U.S. Holder elected to include in income and decreased by the amount of any amortizable bond premium applied to reduce interest on the new notes.

      Gain or loss realized on the sale, exchange, retirement or other taxable disposition of a new note will be capital gain or loss and will be long-term capital gain or loss if at the time of sale, exchange, retirement, or other taxable disposition, the U.S. Holder’s holding period for the new note is more than 12 months. The deductibility of capital losses is subject to certain limitations.

Additional Payments on the New Notes

      The terms of the new notes provide that under certain circumstances the issuers may, or may be required, to redeem all or a portion of the new notes at redemption prices specified elsewhere herein. See “Description of Notes — Optional Redemption,” “Description of Notes — Repurchase at the Option of Holders.” Computation of the yield and maturity of the new notes is not affected by such redemption rights and obligations if, based on all the facts and circumstances as of the date of issuance, the stated payment schedule of the new notes (that does not reflect these redemptions) is significantly more likely than not to occur. We have determined that, based on all of the facts and circumstances as of the date of issuance, it is significantly more likely than not that the new notes will be paid according to their stated schedule. U.S. Holders may wish to consult their own tax advisors regarding the treatment of such contingencies.

Market Discount

      A U.S. Holder receives a “market discount” when he/she purchases a new note for an amount below the issue price. Under the market discount rules, a U.S. Holder will be required to treat any partial principal payment on, or any gain on the sale, exchange, retirement or other disposition of, a new note as ordinary income to the extent of the market discount which has not previously been included in income and is treated as having accrued on such note at the time of such payment or disposition. In addition, the U.S. Holder may be required to defer, until the maturity of the new note or its earlier disposition in a taxable transaction, the deduction of a portion of the interest expense on any indebtedness incurred or continued to purchase or carry such note.

      Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the new note, unless the U.S. Holder elects to accrue such discount on a constant interest rate method. A U.S. Holder may elect to include market discount in income currently as it accrues, on either a ratable or constant interest rate method. If this election is made, the holder’s basis in the new note will be increased to reflect the amount of income recognized and the rules described above regarding deferral of interest deductions will not apply. This election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first taxable year to which the election applies and may not be revoked without the consent of the Internal Revenue Service.

Amortizable Bond Premium

      A U.S. Holder that purchases a new note for an amount in excess of the amount payable on maturity will be considered to have purchased such note with “amortizable bond premium.” A U.S. Holder generally may elect to amortize the premium over the remaining term of the new note on a constant yield method. However, because the new notes could be redeemed for an amount in excess of their principal amount, the amortization of bond premium could be deferred until later in the term of the new note. The amount amortized in any year will be treated as a reduction of the U.S. Holder’s interest income from the new note. Amortizable bond premium on a new note held by a U.S. Holder that does not elect annual amortization will decrease the gain or increase the loss otherwise recognized upon disposition of the new note. The election to amortize premium on a constant yield method, once made, applies to all debt obligations held or subsequently acquired by the electing U.S. Holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the Internal Revenue Service.

Information Reporting and Backup Withholding

      Backup withholding and information reporting requirements may apply to certain payments of principal, premium, if any, and interest on a new note, and to the proceeds of the sale or redemption of a new note. We or our paying agent, as the case may be, will be required to withhold from any payment that is subject to backup withholding tax at a rate of 28% if a U.S. Holder fails to furnish his taxpayer identification number, certify that such number is correct, certify that such holder is not subject to backup withholding or otherwise comply with the applicable backup withholding rules. Unless extended by new legislation, however, the reduction in backup withholding rate to 28% expires and the 31% backup withholding rate is reinstated for payments made after December 31, 2010.

United States Federal Income Taxation of Non-U.S. Holders

Payments of Interest

      This discussion assumes, based upon the description of DTC’s book-entry procedures discussed in the section entitled “Description of Notes — Book-Entry, Delivery and Form”, that upon issuance and throughout the term, all the new notes will be in registered form within the meaning of the Code and applicable regulations. The payment of interest to a Non-U.S. Holder will not be subject to U.S. federal income or withholding tax pursuant to the “portfolio interest exception,” provided that the interest is not effectively connected with the conduct of a trade or business in the United States and:

(i) the Non-U.S. Holder (A) does not actually or constructively own 10% or more of the total combined voting power of all classes of CCO Holdings Capital stock entitled to vote nor 10% or more of the capital or profits interests of CCO Holdings and (B) is neither a controlled foreign corporation that is related to us through stock ownership within the meaning of the Code, nor a bank that received the new notes on an extension of credit in the ordinary course of its trade or business; and

(ii) either (A) the beneficial owner of the new notes certifies to the issuers or their respective paying agents, under penalties of perjury, that it is not a U.S. Holder and provides its name and address on Internal Revenue Service Form W-8BEN (or a suitable substitute form) or (B) a securities clearing organization, bank or other financial institution that holds the new notes on behalf of such Non-U.S. Holder in the ordinary course of its trade or business (a “financial institution”)

certifies under penalties of perjury that such a Form W-8BEN (or a suitable substitute form) has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payor with a copy thereof.

      If a Non-U.S. Holder cannot satisfy the requirements of the portfolio interest exception described above, payments of interest made to such Non-U.S. Holder will be subject to a 30% withholding tax, unless the beneficial owner of the new note provides the issuers or their respective paying agents with a properly executed (i) Form W-8BEN (or a suitable substitute form) claiming an exemption from or reduction in the rate of withholding under an income tax treaty or (ii) Form W-8ECI (or a suitable substitute form) providing a United State tax identification number and stating that interest paid on the new note is effectively connected with the beneficial owner’s conduct of a trade or business in the United States.

      Notwithstanding the foregoing, if a Non-U.S. Holder of a new note is engaged in the conduct of a trade or business in the United States and has filed Form W-8ECI (or suitable substitute form), interest on the new note that is effectively connected with the conduct of such trade or business and, where an income tax treaty applies, is attributable to a U.S. permanent establishment, will be taxed on a net basis at applicable graduated individual or corporate rates. Effectively connected interest received by a foreign corporation may, under certain circumstances, be subject as well to a branch profits tax at a rate of 30% or a lower applicable treaty rate.

Sale, Redemption, Retirement or Other Taxable Disposition of the New Notes

      A Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain recognized on a sale, exchange, redemption or other taxable disposition of a Note unless: (i) the gain is effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder, and, where an income tax treaty applies, attributable to a U.S. permanent establishment or, in case of an individual, a fixed base in the United States; or (ii) in the case of a Non-U.S. Holder who is an individual, such holder is present in the United States for 183 or more days during the taxable year of disposition and certain other conditions are met.

      If a Non-U.S. Holder of a new note is engaged in the conduct of a trade or business in the United States, gain on the disposition of the new note that is effectively connected with the conduct of such trade or business and, where an income tax treaty applies, is attributable to a U.S. permanent establishment or, in the case of an individual, a fixed base in the United States, will be taxed on a net basis at applicable graduated individual or corporate rates. Effectively connected gain of a foreign corporation may, under certain circumstances, be subject as well to a branch profits tax at a rate of 30% or a lower applicable treaty rate.

Information Reporting and Backup Withholding

      The issuers must report annually to the Internal Revenue Service and to each Non-U.S. Holder on Form 1042-S the amount of interest paid on a new note, regardless of whether withholding was required, and any tax withheld with respect to the interest. Under the provisions of an income tax treaty and other applicable agreements, copies of these information returns may be made available to the tax authorities of the country in which the Non-U.S. Holder resides.

      Certain Non-U.S. Holders may, under applicable rules, be presumed to be U.S. persons. Unless such persons certify their non-U.S. status and furnish the payor necessary identifying information, interest paid to such holders of new notes generally will be subject to backup withholding at a rate of 28%. Unless extended by new legislation, however, the reduction in backup withholding rate to 28% expires and the 31% backup withholding rate is reinstated for payments made after December 31, 2010.

      The payment of proceeds from the disposition of, a new note, effected by or through a U.S. office of a broker is also subject to both backup withholding and information reporting unless a Non-U.S. Holder provides the payor with such Non-U.S. Holder’s name and address and either certifies non-U.S. status or otherwise establishes an exemption. In general, backup withholding and information reporting will not apply to the payment of the proceeds of a sale of a new note by or through a foreign office of a broker. If, however, such broker is, for U.S. federal income tax purposes, a U.S. person, a controlled foreign corporation, a foreign person 50% or more of whose gross income is from a U.S. trade or business for a specified three-year period, or, a foreign partnership that at any time during its tax year either is engaged in the conduct of a trade or business in the United States or has as partners one or more U.S. persons that, in the aggregate, hold more than 50% of the income or capital interest in the partnership, such payments will be subject to information reporting, but not backup withholding, unless such broker has documentary evidence in its records that the holder is a Non-U.S. Holder and certain other conditions are met, or the exemption is otherwise established. Back up withholding will not apply to amounts paid that were subject to the 30% withholding tax (or applicable treaty rate) described above.

      Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against the Non-U.S. Holder’s U.S. federal income tax liability provided that the required information is furnished to the Internal Revenue Service.

      Investors are urged to consult their tax advisors in determining the tax consequences to them of the purchase, ownership, and disposition of the new notes, including the application to their particular situations of the U.S. federal income tax considerations discussed in this prospectus and the application of state, local, foreign, or other tax laws.

PLAN OF DISTRIBUTION

      A broker-dealer that is the holder of original notes that were acquired for the account of such broker-dealer as a result of market-making or other trading activities, other than original notes acquired directly from us or any of our affiliates may exchange such original notes for new notes pursuant to the exchange offer. This is true so long as each broker-dealer that receives new notes for its own account in exchange for original notes, where such original notes were acquired by such broker-dealer as a result of market-making or other trading activities acknowledges that it will deliver a prospectus in connection with any resale of such new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for original notes where such original notes were acquired as a result of market-making activities or other trading activities. We have agreed that for a period of 180 days after consummation of the exchange offer or such time as any broker-dealer no longer owns any registrable securities, we will make this prospectus, as it may be amended or supplemented from time to time, available to any broker-dealer for use in connection with any such resale. All dealers effecting transactions in the new notes will be required to deliver a prospectus.

      We will not receive any proceeds from any sale of new notes by broker-dealers or any other holder of new notes. New notes received by broker-dealers for their own account in the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such new notes may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, and any profit on any such resale of new notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act of 1933. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933.

      For a period of 180 days after consummation of the exchange offer (or, if earlier, until such time as any broker-dealer no longer owns any registrable securities), we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer and to our performance of, or compliance with, the exchange and registration rights agreement (other than commissions or concessions of any brokers or dealers) and will indemnify the holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act of 1933.

LEGAL MATTERS

      The validity of the new notes offered in this prospectus will be passed upon for the issuers by Irell & Manella LLP, Los Angeles, California.

EXPERTS

      The consolidated financial statements of CCO Holdings, LLC and its subsidiaries as of and for the years ended December 31, 2002, 2001, and 2000, included in this prospectus, have been audited by KPMG LLP, independent auditors, as stated in their report appearing herein, which includes an explanatory paragraph regarding the adoption, effective January 1, 2002, of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

WHERE YOU CAN FIND MORE INFORMATION

      The indenture governing the new notes will provide that, regardless of whether they are at any time required to file reports with the SEC, the issuers will file with the SEC and furnish to the holders of the new notes all such reports and other information as would be required to be filed with the SEC if the issuers were subject to the reporting requirements of the Exchange Act.

      While any new notes remain outstanding, the issuers will make available upon request to any holder and any prospective purchaser of new notes the information required pursuant to Rule 144A(d)(4) under the Securities Act during any period in which the issuers are not subject to Section 13 or 15(d) of the Exchange Act. This prospectus contains summaries, believed to be accurate in all material respects, of certain terms of certain agreements regarding this exchange offer and the new notes (including but not limited to the indenture governing your new notes), but reference is hereby made to the actual agreements, copies of which will be made available to you upon request to us, for complete information with respect thereto, and all such summaries are qualified in their entirety by this reference. Any such request for the agreements summarized herein should be directed to Investor Relations, CCO Holdings, LLC, Charter Plaza, 12405 Powerscourt Drive, St. Louis, Missouri 63131, telephone number (314) 965-0555.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors

CCO Holdings, LLC:

      We have audited the accompanying consolidated balance sheets of CCO Holdings, LLC and subsidiaries (a combination of historical operations of certain Charter Communications Holdings, LLC subsidiaries — Note 1) as of December 31, 2002, 2001 and 2000, and the related consolidated statements of operations, changes in member’s equity and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CCO Holdings, LLC and subsidiaries as of December 31, 2002, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

      As discussed in Note 3 to the consolidated financial statements, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

/s/ KPMG LLP

St. Louis, Missouri

April 14, 2003, except as to
Note 1, Note 23 and Note 24,
which is as of February 5, 2004

CCO HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS — SEE NOTE 1

	December 31,

	2002	2001	2000

	(dollars in millions)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$310	$—	$122
Accounts receivable, less allowance for doubtful accounts of $19, $33 and $12, respectively	249	275	209
Receivables from parent company	43	43	68
Prepaid expenses and other current assets	40	67	82

Total current assets	642	385	481

INVESTMENT IN CABLE PROPERTIES:
Property, plant and equipment, net of accumulated depreciation of $2,550, $1,887 and $1,146, respectively	7,460	6,721	4,792
Franchises, net of accumulated amortization of $3,452, $3,443 and $2,006, respectively	13,727	18,911	18,835

Total investment in cable properties, net	21,187	25,632	23,627

OTHER NONCURRENT ASSETS	155	74	127

Total assets	$21,984	$26,091	$24,235

LIABILITIES AND MEMBER’S EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$1,106	$1,089	$1,199

Total current liabilities	1,106	1,089	1,199

LONG-TERM DEBT	8,066	6,961	7,531

LOANS PAYABLE — PARENT COMPANY	133	366	446

DEFERRED MANAGEMENT FEES — PARENT COMPANY	14	14	14

OTHER LONG-TERM LIABILITIES	932	1,041	886

MINORITY INTEREST	693	680	666

MEMBER’S EQUITY:
Member’s equity	11,145	15,980	13,493
Accumulated other comprehensive loss	(105)	(40)	—

Total member’s equity	11,040	15,940	13,493

Total liabilities and member’s equity	$21,984	$26,091	$24,235

The accompanying notes are an integral part of these consolidated financial statements.

CCO HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS — SEE NOTE 1

	Year Ended December 31,

	2002	2001	2000

	(dollars in millions)
REVENUES	$4,566	$3,807	$3,141
COSTS AND EXPENSES:
Operating (excluding depreciation and amortization)	1,807	1,486	1,187
Selling, general and administrative	963	826	606
Depreciation and amortization	1,439	2,693	2,387
Impairment of franchises	4,638	—	—
Option compensation expense, net	5	(5)	38
Special charges, net	36	18	—

	8,888	5,018	4,218

Loss from operations	(4,322)	(1,211)	(1,077)
OTHER INCOME AND EXPENSES:
Interest expense, net	(512)	(525)	(644)
Loss on derivative instruments and hedging activities, net	(115)	(50)	—
Other, net	3	(52)	(6)

	(624)	(627)	(650)

Loss before minority interest, income taxes and cumulative effect of accounting change	(4,946)	(1,838)	(1,727)
MINORITY INTEREST	(16)	(16)	(13)

Loss before income taxes and cumulative effect of accounting change	(4,962)	(1,854)	(1,740)
INCOME TAX BENEFIT	216	27	24

Loss before cumulative effect of accounting change	(4,746)	(1,827)	(1,716)
CUMULATIVE EFFECT OF ACCOUNTING CHANGE, NET OF TAX	(540)	(24)	—

Net loss	$(5,286)	$(1,851)	$(1,716)

The accompanying notes are an integral part of these consolidated financial statements.

CCO HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBER’S EQUITY — SEE NOTE 1

		Accumulated
		Other
		Comprehensive	Total
	Member’s Equity	Income (Loss)	Member’s Equity

	(dollars in millions)
BALANCE, December 31, 1999	$11,087	$2	$11,089
Capital contribution	4,362	—	4,362
Distributions to parent company	(278)	—	(278)
Option compensation expense	38	—	38
Net loss	(1,716)	—	(1,716)
Unrealized loss on marketable securities available for sale	—	(2)	(2)

BALANCE, December 31, 2000	13,493	—	13,493
Capital contribution	4,767	—	4,767
Distributions to parent company	(424)	—	(424)
Changes in fair value of interest rate agreements	—	(39)	(39)
Option compensation income	(5)	—	(5)
Net loss	(1,851)	—	(1,851)
Unrealized loss on marketable securities available for sale	—	(1)	(1)

BALANCE, December 31, 2001	15,980	(40)	15,940
Capital contribution	859	—	859
Distributions to parent company	(413)	—	(413)
Changes in fair value of interest rate agreements	—	(65)	(65)
Option compensation expense	5	—	5
Net loss	(5,286)	—	(5,286)

BALANCE, December 31, 2002	$11,145	$(105)	$11,040

The accompanying notes are an integral part of these consolidated financial statements.

CCO HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS — SEE NOTE 1

	Year Ended December 31,

	2002	2001	2000

	(dollars in millions)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(5,286)	$(1,851)	$(1,716)
Adjustments to reconcile net loss to net cash flows from operating activities:
Minority interest	16	16	13
Depreciation and amortization	1,439	2,693	2,387
Impairment of franchises	4,638	—	—
Option compensation expense, net	5	(5)	38
Noncash interest expense	38	29	21
Loss on equity investments	—	49	11
Loss on derivative instruments and hedging activities, net	115	50	—
Deferred income taxes	(216)	(27)	(24)
Cumulative effect of accounting change	540	24	—
Changes in operating assets and liabilities, net of effects from acquisitions:
Accounts receivable	21	(61)	(130)
Prepaid expenses and other current assets	18	(18)	(4)
Accounts payable, accrued expenses and other	38	69	746
Receivables from and payables to parent company, including deferred management fees	(42)	(2)	(337)
Other operating activities	1	9	(7)

Net cash flows from operating activities	1,325	975	998

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(2,095)	(2,795)	(2,276)
Changes in accounts payable and accrued expenses related to capital expenditures	(49)	(103)	(219)
Payments for acquisitions, net of cash acquired	(139)	(1,710)	(88)
Purchases of investments	(3)	(6)	(47)
Other investing activities	1	(15)	38

Net cash flows from investing activities	(2,285)	(4,629)	(2,592)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings of long-term debt	3,213	3,425	4,415
Repayments of long-term debt	(2,135)	(4,018)	(3,772)
Borrowings of (repayments to) parent companies	(233)	290	(633)
Payments for debt issuance costs	(21)	(12)	(3)
Capital contributions	859	4,271	1,883
Distributions	(413)	(424)	(278)

Net cash flows from financing activities	1,270	3,532	1,612

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	310	(122)	18
CASH AND CASH EQUIVALENTS, beginning of period	—	122	104

CASH AND CASH EQUIVALENTS, end of period	$310	$—	$122

CASH PAID FOR INTEREST	$485	$548	$540

NONCASH TRANSACTIONS:
Issuance of preferred equity in a subsidiary as payment for acquisition	$—	$—	$629
Exchange of assets for acquisition	—	25	—
Loan payable forgiveness by parent company	—	394	—
Transfer of equity interests to the Company	—	102	2,479

The accompanying notes are an integral part of these consolidated financial statements.

CCO HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002, 2001 AND 2000
(dollars in millions, except where indicated)

1.	Organization and Basis of Presentation

      CCO Holdings, LLC (CCO Holdings) is a holding company whose primary assets are equity interests in its cable operating subsidiaries. CCO Holdings was formed in June 2003 and is a wholly owned subsidiary of CCH II, LLC (CCH II). CCH II is a wholly owned subsidiary of CCH I, LLC (CCH I), which is a wholly owned subsidiary of Charter Communications Holdings, LLC (Charter Holdings). Charter Holdings is a wholly owned subsidiary of Charter Communications Holding Company, LLC (Charter Holdco), which is a subsidiary of Charter Communications, Inc. (Charter).

      CCO Holdings is the sole owner of Charter Communications Operating, LLC (Charter Operating). Charter Operating was formed in February 1999 to own and operate its cable systems. In June and July of 2003, Charter Holdings entered into a series of transactions and contributions which had the effect of i) creating CCH I, CCH II and CCO Holdings and ii) combining/ contributing all of its interest in cable operations not previously owned by Charter Operating to Charter Operating (the “Systems Transfer”). The Systems Transfer was accounted for as a reorganization of entities under common control. Accordingly, the accompanying financial statements combine the historical financial condition and results of operations of Charter Operating, and the operations of subsidiaries contributed by Charter Holdings, for 2000, 2001 and 2002. CCO Holdings and its subsidiaries are collectively referred herein as the “Company.” All material intercompany transactions and balances have been eliminated in consolidation.

      The Company owns and operates cable systems that provide a full range of video, data, telephony and other advanced broadband services. The Company also provides commercial high-speed data, video, telephony and Internet services and sells advertising and production services.

2.	Liquidity and Capital Resources

      The Company has incurred losses from operations of $4.3 billion, $1.2 billion and $1.1 billion in 2002, 2001 and 2000, respectively. The Company’s net cash flows from operating activities were $1.3 billion, $1.0 billion and $1.0 billion for the years ending December 31, 2002, 2001 and 2000, respectively. In addition, the Company has historically required significant cash to fund capital expenditures and debt service costs. Historically the Company has funded these requirements through cash flows from operating activities, borrowings under the credit facilities of the Company’s subsidiaries, equity contributions from its parent and borrowings from parent companies. The mix of funding sources changes from period to period, but for the year ended December 31, 2002, approximately 51% of the Company’s funding requirements were from cash flows from operating activities, approximately 32% was from borrowings under the credit facilities of the Company’s subsidiaries and 17% was from equity contributions from its parent.

      The Company expects that cash on hand, cash flows from operating activities and the funds available under the bank facilities and borrowings under the Vulcan Inc. commitment described in Note 24 will be adequate to meet its 2003 cash needs. However, the bank facilities are subject to certain restrictive covenants, portions of which are subject to the operating results of the Company’s subsidiaries. The Company’s 2003 operating plan anticipates maintaining compliance with these covenants. If the Company’s actual operating results do not maintain compliance with these covenants, or if other events of noncompliance occur, funding under the bank facilities may not be available and defaults on some or potentially all debt obligations could occur. In addition, no assurances can be given that the Company may not experience liquidity problems because of adverse market conditions or other unfavorable events or if the Company does not obtain sufficient additional financing on a timely basis. The Company has arranged additional availability as described in Note 24.

CCO HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company’s long-term financing structure as of December 31, 2002 includes $7.8 billion of credit facility debt and $277 million of other long-term debt. Approximately $236 million of this financing matures during the remainder of 2003 and the Company expects to fund this through availability under its credit facilities. Note 9 summarizes the Company’s current availability under its credit facilities and its long-term debt.

3.	Summary of Significant Accounting Policies

Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant judgments and estimates include capitalization of labor and overhead costs, depreciation and amortization costs, impairments of property, plant and equipment, franchises and goodwill, income taxes and other contingencies. Actual results could differ from those estimates.

Cash Equivalents

      The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. These investments are carried at cost, which approximates market value.

Property, Plant and Equipment

      Property, plant and equipment is recorded at cost, including all material labor and certain indirect costs associated with the construction of cable transmission and distribution facilities. Costs associated with initial customer installations and the additions of network equipment necessary to enable advanced services are capitalized. Costs capitalized as part of initial customer installations include materials, labor, and certain indirect costs. These indirect costs are associated with the activities of the Company’s personnel who assist in connecting and activating the new service and consist of compensation and overhead costs associated with these support functions. Overhead costs primarily include employee benefits and payroll taxes, direct variable costs associated with capitalizable activities, consisting primarily of installation and construction vehicle costs, the cost of dispatch personnel and indirect costs directly attributable to capitalizable activities. The costs of disconnecting service at a customer’s dwelling or reconnecting service to a previously installed dwelling are charged to operating expense in the period incurred. Costs for repairs and maintenance are charged to operating expense as incurred, while equipment replacement and betterments, including replacement of cable drops from the pole to the dwelling, are capitalized.

      Depreciation is recorded using the straight-line method over management’s estimate of the useful lives of the related assets as follows:

Cable distribution systems	7-15 years
Customer equipment and installations	3-5 years
Vehicles and equipment	1-5 years
Buildings and leasehold improvements	5-15 years
Furniture and fixtures	5 years

Franchises

      Franchise rights acquired through the purchase of cable systems represent management’s estimate of fair value at the date of acquisition and generally are reviewed to determine if the franchise has a finite life

CCO HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

or an indefinite life as defined by Statement of Financial Accounting Standards (SFAS) No. 142. On January 1, 2002, the Company adopted SFAS No. 142, which eliminates the amortization of goodwill and indefinite lived intangible assets. Accordingly, beginning January 1, 2002, all franchises that qualify for indefinite life treatment under SFAS No. 142 are no longer amortized against earnings but instead are tested for impairment annually as of October 1, or more frequently as warranted by events or changes in circumstances (See Note 7). Certain franchises did not qualify for indefinite-life treatment due to technological or operational factors that limit their lives. These franchise costs are amortized on a straight-line basis over 10 years. Costs incurred in renewing cable franchises are deferred and amortized over 10 years.

      Prior to the adoption of SFAS No. 142, costs incurred in obtaining and renewing cable franchises were deferred and amortized using the straight-line method over a period of 15 years. Franchise rights acquired through the purchase of cable systems were generally amortized using the straight-line method over a period of 15 years. The period of 15 years was management’s best estimate of the useful lives of the franchises and assumed that substantially all of those franchises that expired during the period would be renewed but not indefinitely. The Company evaluated the recoverability of franchises for impairment when events or changes in circumstances indicated that the carrying amount of an asset may not be recoverable. Because substantially all of the Company’s franchise rights have been acquired in the past several years, at the time of acquisition management believed the Company did not have sufficient experience with the local franchise authorities to conclude that renewals of franchises could be accomplished indefinitely.

      The Company believes that facts and circumstances have changed to enable it to conclude that substantially all of its franchises will be renewed indefinitely, with those franchises where technological or operational factors limit their lives continuing to be amortized. The Company has sufficiently upgraded the technological state of its cable systems and now has sufficient experience with the local franchise authorities where it acquired franchises to conclude substantially all franchises will be renewed indefinitely.

Other Assets

      Other assets primarily include goodwill, deferred financing costs and investments in equity securities. Costs related to borrowings are deferred and amortized to interest expense using the effective interest method over the terms of the related borrowings. As of December 31, 2002, 2001 and 2000, other assets include $54 million, $43 million and $38 million of deferred financing costs, net of accumulated amortization of $28 million, $18 million and $10 million, respectively.

      Investments in equity securities are accounted for at cost, under the equity method of accounting or in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” Charter recognizes losses for any decline in value considered to be other than temporary. Certain marketable equity securities are classified as available-for-sale and reported at market value with unrealized gains and losses recorded as accumulated other comprehensive income or loss.

CCO HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following summarizes investment information as of and for the years ended December 31, 2002, 2001 and 2000 (in millions):

	Carrying Value at			Gain (loss) for the Year
	December 31,			Ended December 31,

	2002	2001	2000	2002	2001	2000

Equity investments, under the cost method	$7	$7	$8	$—	$(5)	$—
Equity investments, under the equity method	14	12	48	(2)	(42)	(11)
Marketable securities, at market value	—	2	7	2	(3)	(2)

	$21	$21	$63	$—	$(50)	$(13)

Valuation of Property, Plant and Equipment

      The Company evaluates the recoverability of property, plant and equipment, for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Such events or changes in circumstances could include such factors as changes in technological advances, fluctuations in the fair value of such assets, adverse changes in relationships with local franchise authorities, adverse changes in market conditions or poor operating results. If a review indicates that the carrying value of such asset is not recoverable from estimated undiscounted cash flows, the carrying value of such asset is reduced to its estimated fair value. While the Company believes that its estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect its evaluations of asset recoverability. No impairment of property, plant and equipment occurred in 2002, 2001 and 2000.

Derivative Financial Instruments

      The Company uses interest rate risk management derivative instruments, such as interest rate swap agreements, interest rate cap agreements and interest rate collar agreements (collectively referred to herein as interest rate agreements) as required under the terms of the credit facilities of the Company’s subsidiaries. The Company’s policy is to manage interest costs using a mix of fixed and variable rate debt. Using interest rate swap agreements, the Company agrees to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. Interest rate cap agreements are used to lock in a maximum interest rate should variable rates rise, but enable the Company to otherwise pay lower market rates. Interest rate collar agreements are used to limit exposure to and benefits from interest rate fluctuations on variable rate debt to within a certain range of rates. The Company does not hold or issue any derivative financial instruments for trading purposes.

Revenue Recognition

      Revenues from residential and commercial video and high-speed data services are recognized when the related services are provided. Advertising sales are recognized in the period that the advertisements are broadcast. Local governmental authorities impose franchise fees on the Company ranging up to a federally mandated maximum of 5% of gross revenues as defined in the franchise agreement. Such fees are collected on a monthly basis from the Company’s customers and are periodically remitted to local franchise authorities. Franchise fees collected and paid are reported as revenues and expenses, respectively.

Programming Costs

      The Company has various contracts to obtain analog, digital and premium programming from program suppliers whose compensation is typically based on a flat fee per customer. The cost of the right

CCO HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

to exhibit network programming under such arrangements is recorded in operating expenses in the month the programming is available for exhibition. Programming costs are paid each month based on calculations performed by the Company and are subject to adjustment based on periodic audits performed by the programmers. Additionally, certain programming contracts contain launch incentives to be paid by the programmers. The Company receives these upfront payments related to the promotion and activation of the programmer’s cable television channel and defers recognition of the launch incentives over the life of the programming agreement as an offset to programming expense. This offset to programming expense was $57 million, $35 million and $4 million for the years ended December 31, 2002, 2001 and 2000, respectively. The Company recorded $1.2 billion, $963 million and $766 million of programming costs for the years ended December 31, 2002, 2001 and 2000. As of December 31, 2002, 2001 and 2000, the deferred amount of launch incentives, included in other long-term liabilities, totaled $210 million, $215 million and $126 million, respectively.

Advertising Costs

      Advertising costs, including advertising associated with the launch of cable channels, are generally expensed as costs are incurred. Advertising expense was $74 million, $52 million and $60 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Stock-Based Compensation

      The Company has historically accounted for stock-based compensation in accordance with Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations, as permitted by SFAS No. 123, “Accounting for Stock-Based Compensation.” On January 1, 2003, the Company adopted the fair value measurement provisions of SFAS No. 123 using the prospective method under which the Company will recognize compensation expense of a stock-based award to an employee over the vesting period based on the fair value of the award on the grant date consistent with the method described in Financial Accounting Standards Board Interpretation No. 28 (FIN 28), Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans. Adoption of these provisions will result in utilizing a preferable accounting method as the consolidated financial statements will present the estimated fair value of stock-based compensation in expense consistently with other forms of compensation and other expense associated with goods and services received for equity instruments. In accordance with SFAS No. 148, the fair value method will be applied only to awards granted or modified after January 1, 2003, whereas awards granted prior to such date will continue to be accounted for under APB No. 25, unless they are modified or settled in cash. Management believes the adoption of these provisions will not have a material impact on the consolidated results of operations or financial position of the Company. The ongoing effect on consolidated results of operations or financial position will be dependent upon future stock based compensation awards granted. Had the Company adopted SFAS No. 123 as of January 1, 2002, using the prospective method, option compensation expense for the year ended December 31, 2002 would have been approximately $20 million.

      SFAS No. 123 requires pro forma disclosure of the impact on earnings as if the compensation expense for these plans had been determined using the fair value method. The following table presents the Company’s net loss as reported and the pro forma amounts that would have been reported using the fair value method under SFAS 123 for the years presented (in millions):

	Year Ended December 31,

	2002	2001	2000

Net loss	$(5,286)	$(1,851)	$(1,716)
Pro forma	(5,386)	(1,956)	(1,750)

CCO HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model. The following weighted average assumptions were used for grants during the years ended December 31, 2002, 2001 and 2000, respectively: risk-free interest rates of 3.6%, 4.7%, and 6.5%; expected volatility of 64.2%, 56.2% and 43.8%; and expected lives of 3.3 years, 3.7 years and 3.5 years, respectively. The valuations assume no dividends are paid.

Income Taxes

      The Company recognizes deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities and expected benefits of utilizing net operating loss carryforwards. The impact on deferred taxes of changes in tax rates and tax law, if any, applied to the years during which temporary differences are expected to be settled, are reflected in the consolidated financial statements in the period of enactment. See Note 18.

Minority Interest

      Minority interest represents preferred membership units issued by subsidiaries in connection with acquisitions completed by the Company. The preferred membership units for one of the subsidiaries accrete at a rate of 2% per year. The accretion on the preferred membership units is recorded as minority interest expense in the accompanying consolidated statements of operations. See Note 24.

Segments

      SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information,” established standards for reporting information about operating segments in annual financial statements and in interim financial reports issued to shareholders. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated on a regular basis by the chief operating decision maker, or decision making group, in deciding how to allocate resources to an individual segment and in assessing performance of the segment.

      The Company’s operations are managed on the basis of distinct geographic regional and divisional operating segments. The Company has evaluated the criteria for aggregation of the geographic operating segments under paragraph 17 of SFAS No. 131 and believes it meets each of the respective criteria set forth. The Company delivers similar products and services within each of its geographic divisional operations. Each geographic and divisional service area utilizes similar means for delivering the programming of the Company’s services; have similarity in the type or class of customer receiving the products and services; distributes the Company’s services over a unified network; and operates within a consistent regulatory environment. In addition, each of the geographic regional and divisional operating segments has similar economic characteristics. Accordingly, management has determined that the Company has one reportable segment, broadband services.

4.	Acquisitions

      On February 28, 2002, CC Systems, LLC, a subsidiary of the Company, and High Speed Access Corp. (HSA) closed the Company’s acquisition from HSA of the contracts and associated assets, and assumed related liabilities, that served certain of the Company’s high-speed data customers. At closing, the Company paid $78 million in cash and delivered 37,000 shares of HSA’s Series D convertible preferred stock and all the warrants to buy HSA common stock owned by the Company. An additional $2 million of purchase price was retained to secure indemnity claims. The purchase price has been allocated to assets acquired and liabilities assumed based on fair values as determined in the fourth quarter of 2002 by a third-party valuation expert, including $8 million assigned to intangible assets and amortized over an average useful life of three years and $54 million assigned to goodwill. The finalization of the purchase

CCO HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

price did not have a material effect on amortization expense previously reported. During the period from 1997 to 2000, certain subsidiaries of the Company entered into Internet-access related service agreements with HSA, and both Vulcan Ventures and certain of the Company’s subsidiaries made equity investments in HSA. (See Note 19).

      In April 2002, Interlink Communications Partners, LLC, Rifkin Acquisition Partners, LLC and Charter Communications Entertainment I, LLC, each an indirect, wholly-owned subsidiary of CCH II, completed the purchase of certain assets of Enstar Income Program II-2, L.P., Enstar Income Program IV-3, L.P., Enstar Income/ Growth Program Six-A, L.P., Enstar Cable of Macoupin County and Enstar IV/ PBD Systems Venture, serving in the aggregate approximately 21,600 (unaudited) customers, for a total cash purchase price of $48 million. In September 2002, Charter Communications Entertainment I, LLC purchased all of Enstar Income Program II-1, L.P.’s Illinois cable television systems, serving approximately 6,400 (unaudited) customers, for a cash purchase price of $15 million. Enstar Communications Corporation, a direct subsidiary of Charter Holdco, is a general partner of the Enstar limited partnerships but does not exercise control over them. The purchase prices were allocated to assets acquired based on fair values, including $41 million assigned to franchises and $4 million assigned to customer relationships amortized over a useful life of three years.

      The 2002 acquisitions were funded primarily from borrowings under the credit facilities of Charter’s subsidiaries.

      During the third quarter of 2001, the Company completed the acquisition of cable systems for aggregate cash consideration of $1.7 billion, and a cable system valued at $25 million. In addition, Charter and Charter Holdings completed the acquisition of several cable systems for a total purchase price of $102 million, consisting of $47 million in cash and 505,664 shares of Charter Series A Convertible Redeemable Preferred Stock valued at $51 million, and 39,595 additional shares of Charter Series A Convertible Redeemable Preferred Stock to certain sellers subject to certain holdback provisions of the acquisition agreement valued at $4 million issued in the first quarter of 2003. Subsequent to the acquisition, the acquired assets were contributed to the Company. The purchase prices were allocated to assets acquired and liabilities assumed based on fair values, including amounts assigned to franchises of $1.5 billion.

      During 2000, Charter acquired cable systems in five separate transactions for an aggregate purchase price of $1.2 billion, net of cash acquired, excluding debt assumed of $963 million. In connection with the acquisitions, Charter issued shares of Class A common stock valued at approximately $178 million, and Charter Holdco and an indirect subsidiary of CCH II issued equity interests totaling $384 million and $630 million, respectively. Subsequent to the acquisition, the acquired assets were contributed to the Company. The purchase prices were allocated to assets and liabilities assumed based on relative fair values, including amounts assigned to franchises of $3.3 billion.

      The transactions described above were accounted for using the purchase method of accounting, and, accordingly, the results of operations of the acquired assets and assumed liabilities have been included in the consolidated financial statements from their respective dates of acquisition. The purchase prices were allocated to assets acquired and liabilities assumed based on fair values.

      The summarized operating results of the Company that follow are presented on a pro forma basis as if all acquisitions and dispositions completed during 2000 and 2001 had occurred on January 1, 2000. Adjustments have been made to give effect to amortization of franchises acquired prior to July 1, 2001, minority interest, and certain other adjustments. Pro forma results for the year ended December 31, 2002 would not differ significantly from historical results.

CCO HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year Ended
	December 31,

	2001	2000

	(in millions)
Revenues	$3,969	$3,501
Loss from operations	(1,200)	(1,110)
Net loss	(1,841)	(1,756)

      The unaudited pro forma financial information has been presented for comparative purposes and does not purport to be indicative of the consolidated results of operations had these transactions been completed as of the assumed date or which may be obtained in the future.

5.	Allowance for Doubtful Accounts

      Activity in the allowance for doubtful accounts is summarized as follows for the years presented (in millions):

	Year Ended December 31,

	2002	2001	2000

Balance, beginning of year	$33	$12	$11
Acquisitions of cable systems	—	1	1
Charged to expense	108	95	46
Uncollected balances written off, net of recoveries	(122)	(75)	(46)

Balance, end of year	$19	$33	$12

6.	Property, Plant and Equipment

      Property, plant and equipment consists of the following as of December 31, 2002, 2001 and 2000 (in millions):

	2002	2001	2000

Cable distribution systems	$8,910	$7,848	$5,290
Land, buildings and leasehold improvements	521	446	282
Vehicles and equipment	579	314	366

	10,010	8,608	5,938
Less: accumulated depreciation	(2,550)	(1,887)	(1,146)

	$7,460	$6,721	$4,792

      The Company periodically evaluates the estimated useful lives used to depreciate its assets and the estimated amount of assets that will be abandoned or have minimal use in the future. A significant change in assumptions about the extent or timing of future asset retirements, or in the Company’s upgrade program, could materially affect future depreciation expense.

      For the years ended December 31, 2002, 2001 and 2000, depreciation expense was $1.4 billion, $1.2 billion, and $1.0 billion, respectively.

7.	Franchises and Goodwill

      On January 1, 2002, the Company adopted SFAS No. 142, which eliminates the amortization of indefinite lived intangible assets. Accordingly, beginning January 1, 2002, all franchises that qualify for indefinite life treatment under SFAS No. 142 are no longer amortized against earnings but instead will be tested for impairment annually, or more frequently as warranted by events or changes in circumstances.

CCO HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During the first quarter of 2002, the Company had an independent appraiser perform valuations of its franchises as of January 1, 2002. Based on the guidance prescribed in Emerging Issues Task Force (EITF) Issue No. 02-7, Unit of Accounting for Testing of Impairment of Indefinite-Lived Intangible Assets, franchises were aggregated into essentially inseparable asset groups to conduct the valuations. The asset groups generally represent geographic clusters of the Company’s cable systems, which management believes represents the highest and best use of those assets. Fair value was determined based on estimated discounted future cash flows using reasonable and appropriate assumptions that are consistent with internal forecasts. As a result, the Company determined that franchises were impaired and recorded the cumulative effect of a change in accounting principle of $540 million (net of tax effects of $32 million). As required by SFAS No. 142, the standard has not been retroactively applied to the results for the period prior to adoption.

      The Company performed its annual impairment assessment on October 1, 2002 using an independent third-party appraiser and following the guidance of EITF Issue 02-17, Recognition of Customer Relationship Intangible Assets Acquired in a Business Combination, which was issued in October 2002 and requires the consideration of assumptions that marketplace participants would consider, such as expectations of future contract renewals and other benefits related to the intangible asset. Revised earnings forecasts and the methodology required by SFAS No. 142 which excludes certain intangibles led to recognition of a $4.6 billion impairment in the fourth quarter of 2002.

      The independent third-party appraiser’s valuation as of October 1, 2002 yielded an aggregate enterprise value of approximately $25 billion, which included $3 billion assigned to customer relationships. SFAS No. 142 does not permit the recognition of the customer relationship asset not previously recognized. Accordingly, the impairment included approximately $373 million and $2.9 billion, before tax effects, attributable to customer relationship values as of January 1, 2002 and October 1, 2002, respectively.

      In determining whether its franchises have an indefinite life, the Company considered the exclusivity of the franchise, its expected costs of franchise renewals, and the technological state of the associated cable systems with a view to whether or not the Company is in compliance with any technology upgrading requirements. Certain franchises did not qualify for indefinite-life treatment due to technological or operational factors that limit their lives. These franchise costs will be amortized on a straight-line basis over 10 years.

      The effect of the adoption of SFAS No. 142 as of December 31, 2002, 2001 and 2000 is presented in the following table (in millions):

	December 31,

	2002			2001			2000

	Gross		Net	Gross		Net	Gross		Net
	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
	Amount	Amortization	Amount	Amount	Amortization	Amount	Amount	Amortization	Amount

Indefinite-lived intangible assets:
Franchises with indefinite lives	$17,076	$3,428	$13,648	$22,255	$3,428	$18,827	$20,742	$2,000	$18,742
Goodwill	54	—	54	—	—	—	—	—	—

	$17,130	$3,428	$13,702	$22,255	$3,428	$18,827	$20,742	$2,000	$18,742

Finite-lived intangible assets:
Franchises with finite lives	$103	$24	$79	$99	$15	$84	$99	$6	$93

CCO HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Franchise amortization expense for the year ended December 31, 2002 was $9 million, which represents the amortization relating to franchises that did not qualify for indefinite-life treatment under SFAS No. 142, including costs associated with franchise renewals. For each of the next five years, amortization expense relating to these franchises is expected to be approximately $8 million. Franchise amortization expense for the years ended December 31, 2001 and 2000 was $1.5 billion and $1.3 billion, respectively.

      As required by SFAS No. 142, the standard has not been retroactively applied to the results for the period prior to adoption. A reconciliation of net loss for the year ended December 31, 2002, 2001 and 2000, as if SFAS No. 142 had been adopted as of January 1, 2000, is presented below (in millions):

	Year Ended December 31,

	2002	2001	2000

NET LOSS:
Reported net loss	$(5,286)	$(1,851)	$(1,716)
Add back: amortization of indefinite-lived franchises	—	1,453	1,341

Adjusted net loss	$(5,286)	$(398)	$(375)

8.	Accounts Payable and Accrued Expenses

      Accounts payable and accrued expenses consist of the following as of December 31, 2002, 2001 and 2000 (in millions):

	2002	2001	2000

Accounts payable	$182	$214	$313
Capital expenditures	133	182	285
Accrued interest	92	97	141
Programming costs	282	201	148
Accrued general and administrative	91	94	72
Franchise fees	68	62	53
State sales tax	67	54	32
Other accrued expenses	191	185	155

	$1,106	$1,089	$1,199

CCO HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	Long-Term Debt

      Long-term debt consists of the following as of December 31, 2002, 2001 and 2000 (in millions):

	2002		2001		2000

	Face	Accreted	Face	Accreted	Face	Accreted
	Value	Value	Value	Value	Value	Value

Long-Term Debt
Renaissance:
10.00% senior discount notes due 2008	$114	$113	$114	$104	$114	$95
CC V Holdings:
11.875% senior discount notes due 2008	180	163	180	146	180	132
Other long-term debt	1	1	1	1	2	2
Credit Facilities
Charter Operating	4,542	4,542	4,145	4,145	4,432	4,432
CC Michigan, LLC and CC New England, LLC (Avalon)	—	—	—	—	213	213
CC VI	926	926	901	901	895	895
Falcon Cable	1,155	1,155	582	582	1,050	1,050
CC VIII Operating	1,166	1,166	1,082	1,082	712	712

	$8,084	$8,066	$7,005	$6,961	$7,598	$7,531

      The accreted values presented above represent the face value of the notes less the original issue discount at the time of sale plus the accretion to the balance sheet date.

      Renaissance Notes. In connection with the acquisition of Renaissance (an indirect subsidiary of CCO Holdings) in April 1999, the Company assumed $163 million principal amount at maturity of 10.000% senior discount notes due 2008 of which $49 million was repurchased in May 1999. The Renaissance notes do not require the payment of interest until April 15, 2003. From and after April 15, 2003, the Renaissance notes bear interest, payable semi-annually in cash, on April 15 and October 15, commencing on October 15, 2003. The Renaissance notes are due on April 15, 2008.

      CC V Holdings Notes. Charter Holdco acquired CC V Holdings (an indirect subsidiary of CCO Holdings) in November 1999 and assumed CC V Holdings’ outstanding 11.875% senior discount notes due 2008 with an accreted value of $123 million and $150 million in principal amount of 9.375% senior subordinated notes due 2008. After December 1, 2003, cash interest on the CC V Holdings 11.875% notes will be payable semi-annually on June 1 and December 1 of each year, commencing June 1, 2004. In addition, a principal payment of $66 million is due on December 1, 2003.

      In January 2000, through change of control offers and purchases in the open market, the Company repurchased all of the $150 million aggregate principal amount of the CC V Holdings 9.375% notes. Contemporaneously, the Company completed change of control offers in which it repurchased $16 million aggregate principal amount at maturity of the 11.875% senior discount notes.

      High Yield Restrictive Covenants; Limitation on Indebtedness. The indentures governing the public notes of the Company’s subsidiaries contain certain covenants that restrict the ability of the CC V notes issuers, Renaissance Media Group, and all of their restricted subsidiaries to:

•	incur additional debt;

•	pay dividends on equity or repurchase equity;

CCO HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	grant liens;

•	make investments;

•	sell all or substantially all of their assets or merge with or into other companies;

•	sell assets;

•	enter into sale-leasebacks;

•	in the case of restricted subsidiaries, create or permit to exist dividend or payment restrictions with respect to the bond issuers, guarantee their parent companies debt, or issue specified equity interests; and

•	engage in certain transactions with affiliates.

      Charter Operating Credit Facilities. The Charter Operating credit facilities provide for borrowings of up to $5.2 billion and provide for four term facilities: two Term A facilities with an aggregate principal amount of $1.11 billion that matures in September 2007, each with different amortization schedules, one beginning in June 2002 and one beginning in September 2005; and two Term B facilities with an aggregate principal amount of $2.73 billion, of which $1.84 billion matures in March 2008 and $893 million matures in September 2008. The Charter Operating credit facilities also provide for two revolving credit facilities, in an aggregate amount of $1.34 billion, which will reduce annually beginning in March 2004 and September 2005, with a maturity date in September 2007. At the option of the lenders, supplemental credit facilities in the amount of $100 million may be available. Amounts under the Charter Operating credit facilities bear interest at the Base Rate or the Eurodollar rate, as defined, plus a margin of up to 2.75% for Eurodollar loans (4.58% to 3.13% as of December 31, 2002) and 1.75% for base rate loans. A quarterly commitment fee of between 0.25% and 0.375% per annum is payable on the unborrowed balance of the revolving credit facilities. As of December 31, 2002, outstanding borrowings were approximately $4.5 billion and the unused total potential availability was $633 million although financial covenants limited our availability to $318 million as of December 31, 2002. In June 2003, the Charter Operating Credit Facilities were amended and the Systems Transfer was effected. See Note 1 and Note 24.

      CC Michigan, LLC and CC New England, LLC (Avalon). In connection with the Bresnan/Avalon combination in January 2001, all amounts due under the Avalon credit facilities were repaid using borrowings from the Bresnan credit facilities and the Avalon credit facilities were terminated. In addition, the CC VIII Operating credit facilities were amended and restated to, among other things, increase borrowing availability by $550 million.

      CC VI Operating Credit Facilities. The CC VI Operating credit facilities provide for two term facilities, one with a principal amount of $450 million that matures May 2008 (Term A), and the other with a principal amount of $400 million that matures November 2008 (Term B). The CC VI Operating credit facilities also provide for a $350 million reducing revolving credit facility with a maturity date in May 2008. At the option of the lenders, supplemental credit facilities in the amount of $300 million may be available until December 31, 2004. Amounts under the CC VI Operating credit facilities bear interest at the base rate or the Eurodollar rate, as defined, plus a margin of up to 3.0% for Eurodollar loans (4.31% to 2.62% as of December 31, 2002) and 2.0% for base rate loans. A quarterly commitment fee of between 0.250% and 0.375% per annum is payable on the unborrowed balance of the Term A facility and the revolving facility. As of December 31, 2002, outstanding borrowings were $926 million and unused total potential availability was $274 million although financial covenants limited our availability to $127 million as of December 31, 2002.

      Falcon Cable Credit Facilities. The Falcon Cable credit facilities provide for two term facilities, one with a principal amount of $192 million that matures June 2007 (Term B), and the other with the

CCO HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

principal amount of $288 million that matures December 2007 (Term C). The Falcon Cable credit facilities also provide for a reducing revolving facility of up to approximately $68 million (maturing in December 2006), a reducing supplemental facility of up to $110 million (maturing in December 2007) and a second reducing revolving facility of up to $670 million (maturing in June 2007). At the option of the lenders, supplemental credit facilities in the amount of up to $486 million may also be available. Amounts under the Falcon Cable credit facilities bear interest at the base rate or the Eurodollar rate, as defined, plus a margin of up to 2.5% for Eurodollar loans (4.07% to 2.685% as of December 31, 2002) and up to 1.5% for base rate loans. A quarterly commitment fee of between 0.25% and 0.375% per annum is payable on the unborrowed balance of the revolving facilities. As of December 31, 2002, outstanding borrowings were $1.2 billion and unused total potential availability was $173 million, all of which would have been available based on its financial covenants as of December 31, 2002.

      CC VIII Operating Credit Facilities. The CC VIII Operating credit facilities provide for borrowings of up $1.49 billion as of December 31, 2002. The CC VIII credit facilities provide for three term facilities, two Term A facilities with a reduced current aggregate principal amount of $450 million, that continues reducing quarterly until they reach maturity in June 2007, and a Term B facility with a reduced current principal amount of $495 million, that continues reducing quarterly until it reaches maturity in February 2008. The CC VIII Operating credit facilities also provide for two reducing revolving credit facilities, in the aggregate amount of $547 million, which will reduce quarterly beginning in March 2002 and September 2005, respectively, with maturity dates in June 2007. At the option of the lenders, supplemental facilities in the amount of $300 million may be available. Amounts under the CC VIII Operating credit facilities bear interest at the base rate or the Eurodollar rate, as defined, plus a margin of up to 2.75% for Eurodollar loans (4.54% to 2.89% as of December 31, 2002) and up to 1.75% for base rate loans. A quarterly commitment fee of between 0.250% and 0.375% is payable on the unborrowed balance of the revolving credit facilities. As of December 31, 2002, outstanding borrowings were $1.2 billion, and unused total potential availability was $326 million, all of which would have been available based on its financial covenants as of December 31, 2002.

      Obligations under the credit facilities of the Company’s subsidiaries are guaranteed by each respective subsidiary’s parent and by each of their operating subsidiaries. The obligations under the credit facilities of the Company’s subsidiaries are secured by pledges of all equity interests owned by each subsidiary and its operating subsidiaries in other persons, and intercompany obligations owing to each subsidiary and/or its operating subsidiaries by their affiliates, but are not secured by the other assets of each subsidiary or its operating subsidiaries. The obligations under each subsidiary’s credit facilities are also secured by pledges by the subsidiary’s parent of all equity interests it holds in other persons, and intercompany obligations owing to it by its affiliates, but are not secured by the other assets of the subsidiary’s parent. See Note 1 and Note 24.

      Each of the credit facilities of the Company’s subsidiaries contain representations and warranties, affirmative and negative covenants similar to those described above with respect to the indentures governing the public notes of the Company’s subsidiaries, information requirements, events of default and financial covenants. The financial covenants, which are generally tested on a quarterly basis, measure performance against standards set for leverage, debt service coverage, and operating cash flow coverage of cash interest expense. Additionally, the credit facilities contain provisions requiring mandatory loan prepayments under specific circumstances, including when significant amounts of assets are sold and the proceeds are not promptly reinvested in assets useful in the business of the borrower. The Charter Operating credit facility also provides that in the event that any existing Charter Holdings notes or other long-term indebtedness of Charter Holdings remain outstanding on the date, which is six months prior to the scheduled final maturity, the term loans under the Charter Operating credit facility will mature and the revolving credit facilities will terminate on such date.

CCO HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In the event of a default under the Company’s subsidiaries’ credit facilities or notes, the subsidiaries’ creditors could elect to declare all amounts borrowed, together with accrued and unpaid interest and other fees, to be due and payable. If the amounts outstanding under such credit facilities or public notes are accelerated, all of the subsidiaries’ debt and liabilities would be payable from the subsidiaries’ assets, prior to any distribution of the subsidiaries’ assets to pay any obligations of CCO Holdings. In addition, the lenders under the Company’s subsidiaries’ credit facilities could foreclose on their collateral, which includes equity interests in the Company’s subsidiaries, and exercise other rights of secured creditors. In any such case, the Company might not be able to satisfy its obligations. Any default under any of the subsidiaries’ credit facilities or public notes might adversely affect the Company’s growth, financial condition and results of operations and could force the Company to examine all options, including seeking the protection of the bankruptcy laws. See Note 24.

      Charter Holdings and Charter have a substantial amount of debt, which will begin to mature in 2005. Charter and Charter Holdings will need to raise additional capital or receive distributions or payments from CCO Holdings or its operating subsidiaries in order to satisfy their debt obligations. Because of their substantial debt, the ability of Charter Holdings and Charter to raise additional capital at reasonable rates is uncertain. Their financial or liquidity problems could cause serious disruption to the Company’s business and could have a material adverse effect on its operations and results.

      A failure by Charter Holdings to satisfy its debt payment obligations would give the lenders under the Charter Communications Operating, LLC credit facility the right to accelerate the payment obligations under that facility. In addition, if Charter or Charter Holdings were to default under their debt obligations and that default resulted in a change of control of either of them (whether through a bankruptcy, receivership or other reorganization, or otherwise), such a change of control could result in an event of default under the credit facilities of our subsidiaries and require a change of control repurchase offer under our subsidiaries’ outstanding notes.

      Based upon outstanding indebtedness as of December 31, 2002, the amortization of term loans, scheduled reductions in available borrowings of the revolving credit facilities, and the maturity dates for all senior and subordinated notes and debentures, aggregate future principal payments on the total borrowings under all the Company’s debt agreements as of December 31, 2002, are as follows:

Year	Amount

(in millions)
2003	$236
2004	193
2005	460
2006	1,358
2007	2,047
Thereafter	3,790

$8,084

      For the amounts of debt scheduled to mature during 2003, it is management’s intent to fund the repayments from borrowings on the Company’s subsidiaries’ revolving credit facilities. The accompanying balance sheet reflects this intent by presenting all debt balances as long-term while the table above reflects actual debt maturities as of the stated date.

10.     Comprehensive Loss

      Certain marketable equity securities are classified as available-for-sale and reported at market value with unrealized gains and losses recorded as accumulated other comprehensive loss on the accompanying

CCO HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

consolidated balance sheets. The Company reports changes in the fair value of interest rate agreements designated as hedging instruments of the variability of cash flows associated with floating-rate debt obligations, that meet the effectiveness criteria of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” in accumulated other comprehensive loss. Comprehensive loss for the years ended December 31, 2002, 2001 and 2000 was $5.4 billion, $1.9 billion and $1.7 billion, respectively.

11.     Accounting for Derivative Instruments and Hedging Activities

      The Company uses interest rate risk management derivative instruments, such as interest rate swap agreements and interest rate collar agreements (collectively referred to herein as interest rate agreements) as required under the terms of its credit facilities. The Company’s policy is to manage interest costs using a mix of fixed and variable rate debt. Using interest rate swap agreements, the Company agrees to exchange, at specified intervals through 2007, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. Interest rate collar agreements are used to limit the Company’s exposure to and benefits from interest rate fluctuations on variable rate debt to within a certain range of rates.

      The Company has certain interest rate derivative instruments that have been designated as cash flow hedging instruments. Such instruments are those, which effectively convert variable interest payments on certain debt instruments into fixed payments. For qualifying hedges, SFAS No. 133 allows derivative gains and losses to offset related results on hedged items in the consolidated statement of operations. The Company has formally documented, designated and assessed the effectiveness of transactions that receive hedge accounting. For the years ended December 31, 2002 and 2001, loss on derivative instruments and hedging activities, net includes $14 million and $2 million, respectively, of losses, which represent cash flow hedge ineffectiveness on interest rate hedge agreements arising from differences between the critical terms of the agreements and the related hedged obligations. Changes in the fair value of interest rate agreements designated as hedging instruments of the variability of cash flows associated with floating-rate debt obligations are reported in accumulated other comprehensive loss. For the year ended December 31, 2002 and 2001, a loss of $65 million and $39 million, respectively, related to derivative instruments designated as cash flow hedges was recorded in accumulated other comprehensive loss. The amounts are subsequently reclassified into interest expense as a yield adjustment in the same period in which the related interest on the floating-rate debt obligations affects earnings (losses).

      Certain interest rate derivative instruments are not designated as hedges as they do not meet the effectiveness criteria specified by SFAS No. 133. However, management believes such instruments are closely correlated with the respective debt, thus managing associated risk. Interest rate derivative instruments not designated as hedges are marked to fair value with the impact recorded as loss on interest rate agreements. For the years ended December 31, 2002 and 2001, the Company recorded loss on derivative instruments and hedging activities, net includes $101 million and $48 million, respectively, of losses, for interest rate derivative instruments not designated as hedges.

      As of December 31, 2002, 2001 and 2000, the Company had outstanding $3.4 billion, $3.3 billion and $1.9 billion and $520 million, $520 million and $520 million, respectively, in notional amounts of interest rate swaps and collars, respectively. Additionally, at December 31, 2000, the Company had $15 million of interest rate caps. The notional amounts of interest rate instruments do not represent amounts exchanged by the parties and, thus, are not a measure of exposure to credit loss. The amounts exchanged are determined by reference to the notional amount and the other terms of the contracts.

      The Company does not hold collateral for these instruments and is therefore subject to credit loss in the event of nonperformance by the counterparty to the interest rate exchange agreement. However, the counterparties are banks and we do not anticipate nonperformance by any of them on any interest rate exchange agreement.

CCO HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.     Fair Value of Financial Instruments

      The Company has estimated the fair value of its financial instruments as of December 31, 2002, 2001 and 2000 using available market information or other appropriate valuation methodologies. Considerable judgment, however, is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented in the accompanying consolidated financial statements are not necessarily indicative of the amounts the Company would realize in a current market exchange.

      The carrying amounts of cash, receivables, payables and other current assets and liabilities approximate fair value because of the short maturity of those instruments. The Company is exposed to market price risk volatility with respect to investments in publicly traded and privately held entities.

      The fair value of interest rate agreements represents the estimated amount the Company would receive or pay upon termination of the agreements. Management believes that the sellers of the interest rate agreements will be able to meet their obligations under the agreements. In addition, some of the interest rate agreements are with certain of the participating banks under the Company’s credit facilities, thereby reducing the exposure to credit loss. The Company has policies regarding the financial stability and credit standing of major counterparties. Nonperformance by the counterparties is not anticipated nor would it have a material adverse effect on the Company’s consolidated financial position or results of operations.

      The estimated fair value of the Company’s notes, credit facilities and interest rate agreements at December 31, 2002, 2001 and 2000 are based on quoted market prices or a discounted cash flow analysis using the Company’s incremental borrowing rate for similar types of borrowing arrangements and dealer quotations.

      A summary of the carrying value and fair value of the Company’s debt and related interest rate agreements at December 31, 2002, 2001 and 2000 is as follows (in millions):

	2002		2001		2000

	Carrying	Fair	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value	Value	Value

Debt
Credit facilities	$7,789	$6,367	$6,710	$6,710	$7,302	$7,302
Other	277	212	251	237	229	195
Interest Rate Agreements
Assets (Liabilities) Swaps	(258)	(258)	(80)	(80)	(1)	5
Collars	(34)	(34)	(34)	(34)	—	11

      The weighted average interest pay rate for the Company’s interest rate swap agreements was 7.40%, 7.22% and 7.61% at December 31, 2002, 2001 and 2000, respectively. The Company’s interest rate collar agreements are structured so that if LIBOR falls below 5.3%, the Company pays 6.7%. If the LIBOR rate is between 5.3% and 8.0%, the Company pays LIBOR. The LIBOR rate is capped at 8.0% if LIBOR is between 8.0% and 9.9%. If the LIBOR rate rises above 9.9%, the cap is removed.

CCO HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.     Revenues

      Revenues consist of the following for the years presented (in millions):

	Year Ended December 31,

	2002	2001	2000

Video	$3,420	$2,971	$2,506
High-speed data	337	148	53
Advertising sales	302	197	142
Commercial	161	123	88
Other	346	368	352

	$4,566	$3,807	$3,141

14.     Operating Expenses

      Operating expenses consist of the following for the years presented (in millions):

	Year Ended December 31,

	2002	2001	2000

Programming	$1,166	$963	$766
Advertising sales	87	64	57
Service	554	459	364

	$1,807	$1,486	$1,187

      The Company has various contracts and other arrangements to obtain basic, premium and digital programming from program suppliers that receive compensation typically based on a monthly flat fee per customer. The cost of the right to exhibit network programming under such arrangements is recorded in the month the programming is available for exhibition.

15.     Selling, General and Administrative Expenses

      Selling, general and administrative expenses consist of the following for the years presented (in millions):

	Year Ended December 31,

	2002	2001	2000

General and administrative	$810	$689	$504
Marketing	153	137	102

	$963	$826	$606

16.     Option Plans

      Stock options, restricted stock and other incentive compensation are granted pursuant to two plans — the 1999 Option Plan of Charter Holdco (the “1999 Plan”) and the 2001 Stock Incentive Plan of Charter (the “2001 Plan”). The 1999 Plan provided for the grant of options to purchase membership units in Charter Holdco to current and prospective employees and consultants of Charter Holdco and its affiliates and current and prospective non-employee directors of Charter. Options granted generally vest over five years from the grant date, with 25% vesting 15 months after the anniversary of the grant date and ratably thereafter. Options not exercised accumulate and are exercisable, in whole or in part, in any subsequent

CCO HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

period, but not later than ten years from the date of grant. Membership units received upon exercise of the options are automatically exchanged into Class A common stock of Charter on a one-for-one basis.

      The 2001 Plan provides for the grant of non-qualified stock options, stock appreciation rights, dividend equivalent rights, performance units and performance shares, share awards, phantom stock and/or shares of restricted stock (not to exceed 3,000,000), as each term is defined in the 2001 Plan. Employees, officers, consultants and directors of the Company and its subsidiaries and affiliates are eligible to receive grants under the 2001 Plan. Options granted generally vest over four years from the grant date, with 25% vesting on the anniversary of the grant date and ratably thereafter. Generally, options expire 10 years from the grant date.

      Together, the plans allow for the issuance of up to an aggregate of 90,000,000 shares of Charter Class A common stock (or units convertible into Charter Class A common stock). The aggregate shares available reflects an October 2002 amendment to the 2001 Plan approved by the board of directors of Charter to increase available shares by 30,000,000 shares. However, the amendment is subject to shareholder approval and any grants with respect to these additional shares will not be exercisable unless and until Charter’s shareholders approve the amendment. In 2001, any shares covered by options that terminated under the 1999 Plan were transferred to the 2001 Plan, and no new options were granted under the 1999 Plan. During September and October 2001, in connection with new employment agreements and related option agreements entered into by the Company, certain executives of the Company were awarded an aggregate of 256,000 shares of restricted Class A common stock, of which 26,250 shares were cancelled as of December 31, 2002. In January and February of 2003, an additional 92,813 shares were canceled. The shares vested 25% upon grant, with the remaining shares vesting monthly over a three-year period beginning after the first anniversary of the date of grant. As of December 31, 2002, deferred compensation remaining to be recognized in future periods totaled $1 million. See Note 24.

      In September 2001, when the Company’s former President and Chief Executive Officer terminated his employment, as part of his separation agreement he waived his right to an option to purchase approximately seven million Charter Holdco membership units, of which approximately 5 million had vested. Accordingly, the Company recorded a reversal of compensation expense previously recorded on unvested options of $22 million.

CCO HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      A summary of the activity for the Company’s stock options, excluding granted shares of restricted Class A common stock, for the years ended December 31, 2002, 2001 and 2000, is as follows (options in thousands, except per share data):

	2002		2001		2000

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Options outstanding, beginning of period	46,558	$17.10	28,482	$19.24	20,758	$19.79
Granted	13,122	4.88	29,395	16.01	10,247	18.06
Exercised	—	—	(278)	19.23	(17)	20.00
Cancelled	(6,048)	16.32	(11,041)	19.59	(2,506)	18.98

Options outstanding, end of period	53,632	$14.22	46,558	$17.10	28,482	$19.24

Weighted average remaining contractual life	8 years		9 years		9 years

Options exercisable, end of period	17,844	$17.93	9,994	$18.51	7,044	$19.98

Weighted average fair value of options granted	$2.89		$9.15		$9.63

      The following table summarizes information about stock options outstanding and exercisable as of December 31, 2002:

	Options Outstanding			Options Exercisable

		Weighted-			Weighted-
		Average	Weighted-		Average	Weighted-
		Remaining	Average		Remaining	Average
Range of	Number	Contractual	Exercise	Number	Contractual	Exercise
Exercise Prices	Outstanding	Life	Price	Exercisable	Life	Price

	(in thousands)			(in thousands)
$1.11-$ 2.85	9,184	10 years	$2.58	125	10 years	$1.58
$9.13-$13.96	19,676	9 years	$12.20	4,330	9 years	$12.50
$14.31-$20.00	16,180	7 years	$19.04	11,024	7 years	$19.23
$20.46-$23.09	8,592	8 years	$22.21	2,365	8 years	$22.14

      The Company uses the intrinsic value method prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees,” to account for the option plans. Option compensation expense of $5 million, a net option compensation benefit of $5 million and option compensation expense of $38 million for the years ended December 31, 2002, 2001 and 2000, respectively, was recorded in the consolidated statements of operations since the exercise prices of certain options were less than the estimated fair values of the underlying membership interests on the date of grant. A reversal of previously recognized option compensation expense of $22 million for the year ended December 31, 2001 was recorded in the consolidated statements of operations primarily in connection with the waiver of the right to approximately seven million options by Charter’s former President and Chief Executive Officer as part of his September 2001 separation agreement. This was partially offset by expense recorded because exercise prices on certain options were less than the estimated fair values of Charter’s stock at the time of grant. Estimated fair values were determined by the Company using the valuation inherent in the companies acquired by Paul Allen in 1998 and valuations of public companies in the cable television industry adjusted for factors specific to the Company. Compensation expense is being recorded with the method described in FIN 28 over the vesting period of the individual options that varies between four and five years. As of

CCO HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2002, deferred compensation remaining to be recognized in future periods totaled $2 million. No stock option compensation expense was recorded for the options granted after November 8, 1999, since the exercise price was equal to the estimated fair value of the underlying membership interests or shares of Class A common stock on the date of grant. Since the membership units are exchangeable into Class A common stock of Charter on a one-for-one basis, the estimated fair value was equal to the quoted market values of Class A common stock.

      On July 25, 2001, Charter issued options to purchase 186,385 shares of Charter Class A common stock to a consultant in consideration of services to be rendered in the future, pursuant to an equity compensation plan not approved by shareholders. The options are exercisable immediately, at an exercise price of $20.46 per share and if not exercised prior to the tenth anniversary of the grant date, will expire. The Company accounts for options granted to consultants in accordance with the provisions of SFAS No. 123 and recorded option compensation expense of $3 million on July 25, 2001. The fair value of the options, $13.95 per option, was estimated on the date of grant using the Black-Scholes option-pricing model and the following assumptions: risk-free interest rate of 5.7%; expected volatility of 49.8%; and an expected life of 10 years. The valuation assumed no dividends are paid.

      On January 1, 2003, the Company adopted the fair value measurement provisions of SFAS No. 123, under which the Company will recognize compensation expense of a stock-based award to an employee over the vesting period based on the fair value of the award on the grant date. Adoption of these provisions will result in utilizing a preferable accounting method as the consolidated financial statements will present the estimated fair value of stock-based compensation in expense consistently with other forms of compensation and other expense associated with goods and services received for equity instruments. In accordance with SFAS No. 123, the fair value method will be applied only to awards granted or modified after January 1, 2003, whereas awards granted prior to such date will continue to be accounted for under APB No. 25, unless they are modified or settled in cash. Management believes the adoption of these provisions will not have a material impact on the consolidated results of operations or financial position of the Company. The ongoing effect on consolidated results of operations or financial position will be dependent upon future stock based compensation awards granted. Had the Company adopted SFAS No. 123 as of January 1, 2002, using the prospective method, option compensation expense for the year ended December 31, 2002 would have been $20 million.

17.     Special Charges

      In the fourth quarter of 2002, the Company recorded a special charge of $35 million, of which $31 million is associated with its workforce reduction program and the consolidation of its operations from three divisions and ten regions into five operating divisions, elimination of redundant practices and streamlining its management structure. The remaining $4 million is related to legal and other costs associated with Charter’s ongoing grand jury investigation, shareholder lawsuits and SEC investigation. The $31 million charge related to realignment activities included severance costs of $28 million and lease termination costs of $3 million. The Company intends to terminate approximately 1,400 employees, of which 100 employees were terminated in the fourth quarter of 2002. As of December 31, 2002, a liability of approximately $31 million is recorded on the accompanying consolidated balance sheet related to the realignment activities.

      During the year ended December 31, 2001, the Company recorded $18 million in special charges, which represent $15 million of costs associated with the transition of approximately 145,000 (unaudited) data customers from the Excite@Home Internet service to the Charter Pipeline Internet service, as well as $3 million associated with certain employee severance costs.

      In December 2001, the Company implemented a restructuring plan to reduce its workforce in certain markets and reorganize its operating divisions from two to three and operating regions from twelve to ten.

CCO HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The restructuring plan was completed during the first quarter of 2002, resulting in the termination of approximately 320 employees and severance costs of $4 million of which $1 million was recorded in the first quarter of 2002 and $3 million was recorded in the fourth quarter of 2001.

18.     Income Taxes

      The Company is a single member limited liability company not subject to income tax. The Company holds all operations through indirect subsidiaries. The majority of these indirect subsidiaries are limited liability companies that are not subject to income tax. However, certain of the Company’s indirect subsidiaries are corporations and are subject to income tax.

      For the years ended December 31, 2002, 2001 and 2000, the Company recorded deferred income tax benefits for its indirect corporate subsidiaries, as shown below. The income tax benefits are realized through reductions in their deferred income tax liabilities of these indirect corporate subsidiaries.

      Current and deferred income tax expense (benefit) is as follows (dollars in millions):

	December 31,

	2002	2001	2000

Current expense:
Federal income taxes	$—	$—	$—
State income taxes	2	—	—

Current income tax expense	2	—	—

Deferred benefit:
Federal income taxes	(219)	(24)	(21)
State income taxes	(31)	(3)	(3)

Deferred income tax benefit	(250)	(27)	(24)

Total income tax benefit	$(248)	$(27)	$(24)

      The Company’s effective tax rate differs from that derived by applying the applicable federal income tax rate of 35%, and an average state income tax rate of 5% for the years ended December 31, 2002, 2001 and 2000 as follows (dollars in millions):

	December 31,

	2002	2001	2000

Statutory federal income taxes	$(1,737)	$(649)	$(609)
State income taxes, net of federal benefit	(248)	(93)	(87)
Losses allocated to limited liability companies not subject to income taxes	1,740	716	672
Change in valuation allowance	(3)	(1)	—

Income tax benefit	$(248)	$(27)	$(24)

      The Company recorded the portion of the income tax benefit associated with the adoption of SFAS No. 142 as a $32 million reduction of the cumulative effect of accounting change on the accompanying statement of operations for the year ended December 31, 2002.

CCO HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The tax effects of these temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2002, 2001 and 2000 for the indirect corporate subsidiaries of the Company are presented below (dollars in millions):

	December 31,

	2002	2001	2000

Deferred tax assets:
Net operating loss carryforward	$71	$64	$50
Other	9	9	8

Total gross deferred tax assets	80	73	58
Less: valuation allowance	(25)	(28)	(29)

Net deferred tax assets	$55	$45	$29

Deferred tax liabilities:
Property, plant & equipment	$(47)	$(34)	$(15)
Franchises	(240)	(493)	(523)

Total gross deferred liabilities	(287)	(527)	(538)

Net deferred tax liabilities	$(232)	$(482)	$(509)

      As of December 31, 2002, the Company has deferred tax assets of $80 million, which primarily relate to tax net operating loss carryforwards of certain of its indirect corporate subsidiaries. These tax net operating loss carryforwards (generally expiring in years 2003 through 2022) of $71 million, are subject to separate return limitations. Valuation allowances of $25 million, $28 million and $29 million exist with respect to these carryforwards as of December 31, 2002, 2001 and 2000, respectively.

      In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Management believes that the deferred tax assets will be realized prior to the expiration of the tax net operating loss carryforwards in 2003 through 2022, except for those tax net operating loss carryforwards that may be subject to certain limitations. Because of the uncertainty associated in realizing the deferred tax assets associated with the potentially limited tax net operating loss carryforwards, valuation allowances have been established except for deferred tax assets available to offset deferred tax liabilities.

      The Company is currently under examination by the Internal Revenue Service for the tax years ending December 31, 1999 and 2000. Management does not expect the results of this examination to have a material adverse effect on the Company’s financial position or results of operations.

19.     Related Party Transactions

      The following sets forth certain transactions in which the Company and the directors, executive officers and affiliates of the Company are involved. Unless otherwise disclosed, management believes that each of the transactions described below was on terms no less favorable to the Company than could have been obtained from independent third parties.

      Charter has entered into management arrangements with Charter Holdco and certain of its subsidiaries. Under these agreements, Charter provides management services for the cable television systems owned or operated by its subsidiaries. The management services include such services as centralized customer billing services, data processing and related support, benefits administration and

CCO HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

coordination of insurance coverage and self-insurance programs for medical, dental and workers’ compensation claims. Certain costs for these services are billed and charged directly to the Company’s operating subsidiaries and are included within operating costs. Such costs totaled $176 million, $119 million and $51 million for the years ended December 31, 2002, 2001 and 2000, respectively. All other costs incurred on the behalf of the Company’s operating subsidiaries are considered a part of the management fee and are recorded as corporate expense, a component of selling, general and administrative expense, in the accompanying consolidated financial statements. For the years ended December 31, 2002, 2001 and 2000, the management fee charged to the Company’s operating subsidiaries approximated the corporate expenses incurred by Charter Holdco and Charter on behalf of the Company’s operating subsidiaries. The credit facilities of the Company’s operating subsidiaries prohibit payments of management fees in excess of 3.5% of revenues until repayment of the outstanding indebtedness. In the event any portion of the management fee due and payable is not paid, it is deferred by Charter and accrued as a liability of such subsidiaries. Any deferred amount of the management fee will bear interest at the rate of 10% per annum, compounded annually, from the date it was due and payable until the date it is paid.

      Mr. Allen, the controlling shareholder of Charter, and a number of his affiliates have interests in various entities that provide services or programming to Charter’s subsidiaries. Given the diverse nature of Mr. Allen’s investment activities and interests, and to avoid the possibility of future disputes as to potential business, Charter may not, and may not allow its subsidiaries to, engage in any business transaction outside the cable transmission business except for certain existing approved investments. Should Charter or its subsidiaries wish to pursue a business transaction outside of this scope, it must first offer Mr. Allen the opportunity to pursue the particular business transaction. If he decides not to pursue the business transaction and consents to Charter or its subsidiaries to engage in the business transaction, they will be able to do so. The cable transmission business means the business of transmitting video, audio, including telephony, and data over cable television systems owned, operated or managed by Charter or its subsidiaries from time to time.

      Mr. Allen or his affiliates own equity interests or warrants to purchase equity interests in various entities with which the Company does business or which provides it with products, services or programming. Among these entities are TechTV Inc. (TechTV), Oxygen Media Corporation (Oxygen Media), Digeo, Inc., Click2learn, Inc., Trail Blazer Inc., Action Sports Cable Network (Action Sports) and Microsoft Corporation. In addition, Mr. Allen and William Savoy were directors of USA Networks, Inc. (USA Networks), who operates the USA Network, The Sci-Fi Channel, Trio, World News International and Home Shopping Network, owning approximately 5% and less than 1%, respectively, of the common stock of USA Networks. In 2002, Mr. Allen and Mr. Savoy sold their common stock and are no longer directors of the USA Network. Mr. Allen owns 100% of the equity of Vulcan Ventures Incorporated (Vulcan Ventures) and Vulcan Inc. and is the president of Vulcan Ventures. Mr. Savoy was a vice president and a director of Vulcan Ventures until his resignation in September of 2003. Mr. Savoy will remain as a member of the Board of Directors of Charter. The various cable, media, Internet and telephony companies in which Mr. Allen has invested may mutually benefit one another. The agreements governing the Company’s relationship with Digeo, Inc. are an example of a cooperative business relationship among Mr. Allen’s affiliated companies. The Company can give no assurance that any of these business relationships will be successful, that the Company will realize any benefits from these relationships or that the Company will enter into any business relationships in the future with Mr. Allen’s affiliated companies.

      Mr. Allen and his affiliates have made, and in the future likely will make, numerous investments outside of the Company and its business. The Company cannot assure that, in the event that the Company or any of its subsidiaries enter into transactions in the future with any affiliate of Mr. Allen, such transactions will be on terms as favorable to the Company as terms it might have obtained from an

CCO HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

unrelated third party. Also, conflicts could arise with respect to the allocation of corporate opportunities between the Company and Mr. Allen and his affiliates. The Company has not instituted any formal plan or arrangement to address potential conflicts of interest.

      High Speed Access Corp. (High Speed Access) has been a provider of high-speed Internet access services over cable modems. During the period from 1997 to 2000, certain Charter entities entered into Internet-access related service agreements, and both Vulcan Ventures, an entity controlled by Mr. Allen, and certain of Charter’s subsidiaries made equity investments in High Speed Access.

      On February 28, 2002, Charter’s subsidiary and an affiliate to the Company, CC Systems, purchased from High Speed Access the contracts and associated assets, and assumed related liabilities, that served the Company’s customers, including a customer contact center, network operations center and provisioning software. Immediately prior to the asset purchase, Vulcan Ventures beneficially owned approximately 37%, and the Company beneficially owned approximately 13%, of the common stock of High Speed Access (including the shares of common stock which could be acquired upon conversion of the Series D preferred stock, and upon exercise of the warrants owned by Charter Communications Holding Company). Following the consummation of the asset purchase, neither the Company nor Vulcan Ventures beneficially owned any securities of, or were otherwise affiliated with, High Speed Access.

      The Company receives or will receive programming for broadcast via its cable systems from TechTV, USA Networks, Oxygen Media and Action Sports. The Company pays a fee for the programming service generally based on the number of customers receiving the service. Such fees for the years ended December 31, 2002 and 2001 were each less than 2% of total operating expenses. In addition, the Company receives commissions from USA Networks for home shopping sales generated by its customers. Such revenues for the years ended December 31, 2002 and 2001 were less than 1% of total revenues. On November 5, 2002, Action Sports announced that it was discontinuing its business. The Company believes that the failure of Action Sports will not materially affect the Company’s business or results of operations.

      As discussed in Note 4, in April 2002, Interlink Communications Partners, LLC, Rifkin Acquisition Partners, LLC and Charter Communications Entertainment I, LLC, each an indirect, wholly-owned subsidiary of the Company, completed the cash purchase of certain assets of Enstar Income Program II-2, L.P., Enstar Income Program IV-3, L.P., Enstar Income/ Growth Program Six-A, L.P., Enstar Cable of Macoupin County and Enstar Income IV/ PBD Systems Venture, serving in the aggregate approximately 21,600 (unaudited) customers, for a total cash sale price of approximately $48 million. In September 2002, Charter Communications Entertainment I, LLC purchased all of Enstar Income Program II-1, L.P.’s Illinois cable television systems, serving approximately 6,400 (unaudited) customers, for a cash sale price of $15 million. Enstar Communications Corporation, a direct subsidiary of Charter Holdco, is a general partner of the Enstar limited partnerships but does not exercise control over them. All of the executive officers of Charter and Charter Holdco act as officers of Enstar Communications Corporation.

      The Company purchases certain equipment for use in the Company’s business from ADC Telecommunications, which provides broadband access and network equipment. Mr. Wangberg, a director for Charter, serves as a director for ADC Telecommunications. Such fees for the years ended December 31, 2002 and 2001 were each less than 1% of total operating expenses under this arrangement.

      On January 10, 2003 Charter signed an agreement to carry two around-the-clock, high-definition networks, HDNet and HDNet Movies. The Company believes that entities controlled by Mr. Mark Cuban, co-founder and president of HDNet, owns 96.9% of HDNet and HDNet Movies as of December 31, 2002. As of December 31, 2002 Mr. Cuban owns approximately 5.3% equity interest in Charter.

      As part of the Bresnan acquisition in February 2000, CC VIII, an indirect limited liability company subsidiary of Charter, issued class A Preferred Membership Interests (collectively, the “CC VIII

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Interest”) to certain sellers affiliated with AT&T Broadband, now owned by Comcast Corporation (the “Comcast Sellers”). The CC VIII Interest is entitled to a 2% priority return on its initial capital amount and such priority return is entitled to preferential distributions from available cash and upon liquidation of CC VIII. The CC VIII Interest generally does not share in the profits and losses of CC VIII at present. The Comcast Sellers have the right at their option to exchange the CC VIII Interest for shares of Charter Class A common stock. Charter does not have the right to force such an exchange. In connection with the Bresnan acquisition, Mr. Allen granted the Comcast Sellers the right to sell to Mr. Allen the CC VIII Interest (or any Charter Class A common stock that the Comcast Sellers would receive if they exercised their exchange right) for approximately $630 million plus 4.5% interest annually from February 2000 (the “Comcast Put Right”). In April 2002, in accordance with such put agreement, the Comcast Sellers notified Mr. Allen of their exercise of the Comcast Put Right in full, and the parties agreed to consummate the sale in April 2003, although the parties also agreed to negotiate in good faith possible alternatives to the closing. On April 9, 2003, the parties agreed to extend the closing for up to thirty days.

      If the sale to Mr. Allen is consummated, Mr. Allen would become the holder of the CC VIII Interest (or, if previously exchanged by the current holders, any Charter Class A common stock issued to the current holders upon such exchange). If the CC VIII Interest is transferred to Mr. Allen, then, subject to the matters referenced in the next paragraph, Mr. Allen generally thereafter would be allocated his pro rata share (based on number of membership interests outstanding) of profits or losses of CC VIII. In the event of a liquidation of CC VIII, Mr. Allen would not be entitled to any priority distributions (except with respect to the 2% priority return, as to which such priority would continue), and Mr. Allen’s share of any remaining distributions in liquidation would be equal to the initial capital account of the Comcast Sellers of approximately $630 million, increased or decreased by Mr. Allen’s pro rata share of CC VIII’s profits or losses (as computed for capital account purposes) after the date of the transfer of the CC VIII Interest to Mr. Allen.

      An issue has arisen as to whether the documentation for the Bresnan transaction was correct and complete with regard to the ultimate ownership of the CC VIII Interest following consummation of the Comcast Put Right. Charter’s Board of Directors has formed a Special Committee comprised of Messrs. Tory, Wangberg and Nelson to investigate and take any other appropriate action on behalf of Charter with respect to this matter. Specifically, the Special Committee is considering whether it should be the position of Charter that Mr. Allen should be required to contribute the CC VIII Interest to Charter Holdco in exchange for Charter Holdco membership units, immediately after his acquisition of the CC VIII Interest upon consummation of the Comcast Put Right. To the extent it is ultimately determined that Mr. Allen must contribute the CC VIII Interest to Charter Holdco following consummation of the Comcast Put Right, the Special Committee may also consider what additional steps, if any, should be taken with respect to the further disposition of the CC VIII Interest by Charter Holdco. If necessary, following the completion of the Special Committee’s investigation of the facts and circumstances relating to this matter, the Special Committee and Mr. Allen have agreed to a non-binding mediation process to resolve any dispute relating to this matter as soon as practicable, but without any prejudice to any rights of the parties if such dispute is not resolved as part of the mediation. See Note 24.

20.     Commitments and Contingencies

Leases

      The Company leases certain facilities and equipment under noncancellable operating leases. Leases and rental costs charged to expense for the years ended December 31, 2002, 2001 and 2000, were

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$30 million, $22 million and $19 million, respectively. As of December 31, 2002, future minimum lease payments are as follows (in millions):

Year	Amount

2003	$18
2004	14
2005	12
2006	9
2007	6
Thereafter	21

      The Company also rents utility poles in its operations. Generally, pole rentals are cancelable on short notice, but the Company anticipates that such rentals will recur. Rent expense incurred for pole rental attachments for the years ended December 31, 2002, 2001 and 2000, was $41 million, $33 million and $32 million, respectively. The Company pays programming fees under multi-year contracts generally ranging from three to six years typically based on a flat fee per customer, which may be fixed for the term or may in some cases, escalate over the term. The Company paid $1.2 billion, $963 million and $766 million of programming fees for the years ended December 31, 2002, 2001 and 2000, respectively.

Litigation

      Fourteen putative federal class action lawsuits (the “Federal Class Actions”) have been filed against Charter and certain of its former and present officers and directors in various jurisdictions allegedly on behalf of all purchasers of Charter’s securities during the period from either November 8 or November 9, 1999 through July 17 or July 18, 2002. Unspecified damages are sought by the plaintiffs. In general, the lawsuits allege that Charter utilized misleading accounting practices and failed to disclose these accounting practices and/or issued false and misleading financial statements and press releases concerning Charter’s operations and prospects.

      In October 2002, Charter filed a motion with the Judicial Panel on Multidistrict Litigation (the “Panel”) to transfer the Federal Class Actions to the Eastern District of Missouri. On March 12, 2003, the Panel transferred the six Federal Class Actions not filed in the Eastern District of Missouri to that district for coordinated or consolidated pretrial proceedings with the eight Federal Class Actions already pending there. The Panel’s transfer order assigned the Federal Class Actions to Judge Charles A. Shaw. By virtue of a prior court order, StoneRidge Investment Partners LLC became lead plaintiff upon entry of the Panel’s transfer order. The Company understands that Charter anticipates that the lead plaintiff will file a single consolidated amended complaint shortly. No response from Charter will be due until after this consolidated amended complaint is filed. See Note 24.

      On September 12, 2002, a shareholders derivative suit (the “State Derivative Action”) was filed in Missouri state court against Charter and its then current directors, as well as its former auditors. A substantively identical derivative action was later filed and consolidated into the State Derivative Action. The plaintiffs allege that the individual defendants breached their fiduciary duties by failing to establish and maintain adequate internal controls and procedures. Unspecified damages, allegedly on Charter’s behalf, are sought by the plaintiffs.

      Separately, on February 12, 2003, a shareholders derivative suit (the “Federal Derivative Action”), was filed against Charter and its then current directors in the United States District Court for the Eastern District of Missouri. The plaintiff alleges that the individual defendants breached their fiduciary duties and grossly mismanaged Charter by failing to establish and maintain adequate internal controls and procedures. Unspecified damages, allegedly on the Charter’s behalf, are sought by the plaintiffs.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In addition to the Federal Class Actions, the State Derivative Action and the Federal Derivative Action, six putative class action lawsuits have been filed against Charter and certain of its then current directors and officers in the Court of Chancery of the State of Delaware (the “Delaware Class Actions”). The lawsuits were filed after the filing of a Schedule 13D amendment by Mr. Allen indicating that he was exploring a number of possible alternatives with respect to restructuring or expanding his ownership interest in Charter. Charter believes the plaintiffs speculated that Mr. Allen might have been contemplating an unfair bid for shares of Charter or some other sort of going private transaction on unfair terms and generally alleged that the defendants breached their fiduciary duties by participating in or acquiescing to such a transaction. The lawsuits were brought on behalf of Charter’s securities holders as of July 29, 2002, and seek unspecified damages and possible injunctive relief. The Delaware Class Actions are substantively identical. No such transaction by Mr. Allen has been presented. Plaintiffs’ Counsel has granted the defendants an indefinite extension of time to respond to the only complaint that has been served in the Delaware Class Actions.

      The lawsuits discussed above are each in preliminary stages and no dispositive motions or other responses to any of the complaints have been filed. No reserves have been established for those matters because the Company believes they are either not estimable or not probable. Charter has advised the Company that it intends to vigorously defend the lawsuits.

      In August of 2002, Charter became aware of a grand jury investigation being conducted by the United States Attorney’s Office for the Eastern District of Missouri into certain of its accounting and reporting practices, focusing on how Charter reported customer numbers, refunds that Charter sought from programmers and its reporting of amounts received from digital set-top terminal suppliers for advertising. Charter has been advised by the United States Attorney’s Office that no member of the Board of Directors, including its Chief Executive Officer, is a target of the investigation. Charter has advised the Company that it is fully cooperating with the investigation. See Note 24.

      On November 4, 2002, Charter received an informal, non-public inquiry from the Staff of the Securities and Exchange Commission (SEC). The SEC has subsequently issued a formal order of investigation dated January 23, 2003, and subsequent document and testimony subpoenas. The investigation and subpoenas generally concern Charter’s prior reports with respect to its determination of the number of customers, and various of its other accounting policies and practices including its capitalization of certain expenses and dealings with certain vendors, including programmers and digital set-top terminal suppliers. Charter has advised the Company that it is fully cooperating with the SEC Staff.

      Charter is unable to predict the outcome of the lawsuits and the government investigations described above. An unfavorable outcome in the lawsuits or the government investigations described above could have a material adverse effect on Charter’s results of operations and financial condition.

      Charter is generally required to indemnify each of the named individual defendants in connection with these matters pursuant to the terms of its Bylaws and (where applicable) such individual defendants’ employment agreements. Pursuant to the terms of certain employment agreements and in accordance with the Bylaws of Charter, in connection with the pending grand jury investigation, SEC investigation and the above described lawsuits, Charter’s then current directors and its current and former officers have been advanced certain costs and expenses incurred in connection with their defense. Certain of the individual defendants also serve or have served as officers and directors of the Company. The limited liability company agreements of CCO Holdings and its limited liability company subsidiaries, and the bylaws of its corporate subsidiaries may require each such entity to indemnify Charter and the individual named defendants in connection with the matters set forth above. Furthermore, the management agreements with Charter Communications Operating, LLC, CC VI Operating, LLC, CC VII Operating, LLC and CC VIII Operating, LLC contain indemnification provisions with respect to management services not constituting gross negligence or willful misconduct.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In addition to the matters set forth above, Charter is also party to other lawsuits and claims that arose in the ordinary course of conducting its business. In the opinion of management, after taking into account recorded liabilities, the outcome of these other lawsuits and claims will not have a material adverse effect on the Company’s consolidated financial position or results of operations.

      Charter has directors’ and officers’ liability insurance coverage that it believes is available for these matters, where applicable, and subject to the terms, conditions and limitations of the respective policies. There is no assurance that current coverage will be sufficient for all claims described above.

Regulation in the Cable Industry

      The operation of a cable system is extensively regulated by the Federal Communications Commission (FCC), some state governments and most local governments. The FCC has the authority to enforce its regulations through the imposition of substantial fines, the issuance of cease and desist orders and/or the imposition of other administrative sanctions, such as the revocation of FCC licenses needed to operate certain transmission facilities used in connection with cable operations. The 1996 Telecom Act altered the regulatory structure governing the nation’s communications providers. It removed barriers to competition in both the cable television market and the local telephone market. Among other things, it reduced the scope of cable rate regulation and encouraged additional competition in the video programming industry by allowing local telephone companies to provide video programming in their own telephone service areas.

      The 1996 Telecom Act required the FCC to undertake a number of implementing rulemakings. Moreover, Congress and the FCC have frequently revisited the subject of cable regulation. Future legislative and regulatory changes could adversely affect the Company’s operations.

      The 1992 Cable Act permits certified local franchising authorities to order refunds of basic service tier rates paid in the previous twelve-month period determined to be in excess of the maximum permitted rates. During the years ended December 31, 2002, 2001 and 2000, the amounts refunded by the Company have been insignificant. The Company may be required to refund additional amounts in the future.

21.     Employee Benefit Plan

      The Company’s employees may participate in the Charter Communications, Inc. 401(k) Plan. Employees that qualify for participation can contribute up to 50% of their salary, on a pre-tax basis, subject to a maximum contribution limit as determined by the Internal Revenue Service. The Company matches 50% of the first 5% of participant contributions. The Company made contributions to the 401(k) plan totaling $8 million, $8 million and $6 million for the years ended December 31, 2002, 2001 and 2000, respectively.

22.     Recently Issued Accounting Standards

      Statement of Financial Accounting Standards (SFAS) No. 143, “Accounting for Asset Retirement Obligations,” addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company will adopt SFAS No. 143 on January 1, 2003. The Company does not expect the adoption of SFAS No. 143 to have a material impact on the Company’s financial condition or results of operations.

      In April 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” SFAS No. 145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. The Company will adopt SFAS

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

No. 145 beginning January 1, 2003, except for the provisions relating to the amendment of SFAS No. 13, which will be adopted for transactions occurring subsequent to May 15, 2002. The Company does not expect the adoption of SFAS No. 145 to have a material impact on the consolidated financial statements of the Company.

      In June 2002, the Financial Accounting Standards Board issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS 146 requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred rather than when a company commits to such an activity and also establishes fair value as the objective for initial measurement of the liability. SFAS No. 146 will be adopted by the Company for exit or disposal activities that are initiated after December 31, 2002. Adoption will not have a material impact on the consolidated financial statements of the Company.

      In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 expands on the accounting guidance of SFAS No.’s 5, 57, and 107 and supercedes FIN 34. FIN 45 clarifies that a guarantor is required to disclose in its interim and annual financial statements its obligations under certain guarantees that it has issued, including the nature and terms of the guarantee, the maximum potential amount of future payments under the guarantee, the carrying amount, if any, for the guarantor’s obligations under the guarantee, and the nature and extent of any recourse provisions or available collateral that would enable the guarantor to recover the amounts paid under the guarantee. FIN 45 also clarifies that, for certain guarantees, a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN 45 does not prescribe a specific approach for subsequently measuring the guarantor’s recognized liability over the term of the related guarantee. The initial recognition and initial measurement provisions of FIN 45 apply on a prospective basis to certain guarantees issued or modified after December 31, 2002. The disclosure requirements in FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company adopted the disclosure provisions of FIN 45 in the fourth quarter of 2002 and adopted the initial recognition and measurement provisions of FIN 45 on January 1, 2003, as required by the Interpretation. The impact of the adoption of FIN 45 will depend on the nature and terms of guarantees entered into or modified by the Company in the future.

      In December 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.” SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, it amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used on reported results. The Company adopted SFAS No. 148 beginning January 1, 2003. On January 1, 2003, the Company also adopted SFAS No. 123, “Accounting for Stock-Based Compensation” on the prospective method under which the Company will recognize compensation expense of a stock-based award to an employee over the vesting period based on the fair value of the award on the grant date.

CCO HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

23.	Parent Company Only Financial Statements

      As the result of limitations on, and prohibitions of, distributions, substantially all of the net assets of the consolidated subsidiaries are restricted for distribution to CCO Holdings. The following condensed parent-only financial statements of the Company account for the investment in its subsidiaries under the equity method of accounting, as if the formation of CCO Holdings, and the subsidiary contributions (see Note 1) had occurred on January 1, 2000. The financial statements should be read in conjunction with the accompanying consolidated financial statements of the Company and notes thereto.

CCO Holdings, LLC (Parent Company Only)

(dollars in millions)

Condensed Balance Sheet

	December 31,

	2002	2001	2000

ASSETS
Investment in subsidiaries	$11,040	$15,940	$13,493

	$11,040	$15,940	$13,493

MEMBER’S EQUITY
Member’s equity	$11,040	$15,940	$13,493

	$11,040	$15,940	$13,493

Condensed Statement of Operations

	Year Ended December 31,

	2002	2001	2000

Equity in losses of subsidiaries	$(5,286)	$(1,851)	$(1,716)

Net loss	$(5,286)	$(1,851)	$(1,716)

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Statements of Cash Flows

	Year Ended December 31,

	2002	2001	2000

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(5,286)	$(1,851)	$(1,716)
Equity in losses of subsidiaries	5,286	1,851	1,716

Net cash flows from operating activities	—	—	—

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in subsidiaries	(859)	(4,767)	(4,362)
Distributions from subsidiaries	413	424	278

Net cash flows from investing activities	(446)	(4,343)	(4,084)

CASH FLOWS FROM FINANCING ACTIVITIES:
Capital contributions	859	4,767	4,362
Distributions	(413)	(424)	(278)

Net cash flows from financing activities	446	4,343	4,084

NET INCREASE IN CASH AND CASH EQUIVALENTS	—	—	—
CASH AND CASH EQUIVALENTS, beginning of year	—	—	—

CASH AND CASH EQUIVALENTS, end of year	$—	$—	$—

24.     Subsequent Events

      Charter Operating Credit Facilities. The Charter Operating credit facilities were amended and restated as of June 19, 2003 to allow for the insertion of intermediate holding companies between Charter Holdings and Charter Operating. In exchange for the lenders’ consent to the organizational restructuring described below, Charter Operating increased pricing by 50 basis points in the existing Charter Operating pricing grid across all levels.

      Obligations under the Charter Operating credit facilities are guaranteed by Charter Holdings, CCO Holdings and by Charter Operating’s subsidiaries, other than the non-recourse subsidiaries, subsidiaries precluded from so guaranteeing by reason of the provisions of other indebtedness to which they are subject, and immaterial subsidiaries. The obligations under the Charter Operating credit facilities are secured by pledges of all equity interests owned by Charter Operating in its direct subsidiaries, all equity interests owned by its guarantor subsidiaries in their respective subsidiaries, and intercompany obligations owing to Charter Operating and/or its guarantor subsidiaries by their affiliates. CCO Holdings has guaranteed Charter Operating’s obligations under the credit facilities and pledged its equity interest in all of its direct subsidiaries, including Charter Operating, as collateral.

      Exchange of Indebtedness. In September 2003, Charter, Charter Holdings and its indirect subsidiary CCH II, purchased, in a non-monetary transaction, a total of $609 million principal amount of Charter’s convertible senior notes and $1.3 billion principal amount of the senior notes and senior discount notes issued by Charter Holdings from institutional investors in a small number of privately negotiated transactions. In consideration for these securities, CCH II issued an aggregate of $1.6 billion principal amount of 10.25% notes due 2010. CCH II also issued an additional $30 million principal amount of 10.25% notes for an equivalent amount of cash and used the proceeds for transaction costs and general corporate purposes.

CCO HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Sale of Senior Notes by CCO Holdings. In November 2003, the Company completed the sale of $500 million aggregate principal amount of 8 3/4% senior notes due 2013. The net proceeds were used to repay approximately $486 million principal amount of bank debt of the Company’s subsidiaries.

      Vulcan Inc. Commitment. As previously described in Note 9, the Company entered into a commitment letter with Vulcan Inc., which is an affiliate of Paul Allen, under which Vulcan Inc. agreed to lend, or cause to lend to the Company an aggregate amount of up to $300 million. The Company did not draw on the facility, and it terminated the commitment in November 2003.

      Comcast Put Right. As previously discussed in Note 19, in April 2002, the Comcast Sellers exercised the Comcast Put Right in full, and this transaction was consummated on June 6, 2003. Accordingly, Mr. Allen has become the holder of the CC VIII Interest, indirectly through an affiliate. Consequently, subject to the matters referenced in the next paragraph, Mr. Allen generally thereafter will be allocated his pro rata share (based on number of membership interests outstanding) of profits or losses of CC VIII. In the event of a liquidation of CC VIII, Mr. Allen will not be entitled to any priority distributions (except with respect to the 2% priority return, as to which such priority will continue to accrete), and Mr. Allen’s share of any remaining distributions in liquidation will be equal to the initial capital account of the Comcast Sellers of approximately $630 million, increased or decreased by Mr. Allen’s pro rata share of CC VIII’s profits or losses (as computed for capital account purposes) after June 6, 2003. At September 30, 2003, Mr. Allen’s CC VIII Interest was $678 million. The limited liability company agreement of CC VIII, LLC does not provide for mandatory redemption of the CC VIII Interest.

      An issue has arisen as to whether the documentation for the Bresnan transaction was correct and complete with regard to the ultimate ownership of the CC VIII Interest following consummation of the Comcast Put Right. Charter’s Board of Directors has formed a Special Committee (currently comprised of Messrs. Tory, Wangberg and Merritt) to investigate and take any other appropriate action on behalf of Charter with respect to this matter. After conducting an investigation of the facts and circumstances relating to this matter, the Special Committee has determined that, due to a mistake that occurred in the preparation of the Bresnan transaction documents, Charter should seek the reformation of certain contractual provisions in such documents and has notified Mr. Allen of this conclusion. The Special Committee also has preliminarily determined that, as part of such contract reformation, Mr. Allen should be required to contribute the CC VIII Interest to Charter Holdco in exchange for Charter Holdco 24,273,943 membership units. The Special Committee also has recommended to the Board of Directors that, to the extent the contract reformation is achieved, the Board should consider whether the CC VIII Interest should ultimately be held by Charter Holdco or Charter Holdings or another entity owned directly or indirectly by them. Mr. Allen has notified the Special Committee that he disagrees with the Special Committee’s preliminary determinations. The parties engaged in a process of non-binding mediation to seek to resolve this matter, without success.

      The Special Committee is evaluating what further actions or processes it may undertake to resolve this dispute. To accommodate further deliberation, the parties have agreed to extend the previously disclosed date of February 6, 2004 for the possible initiation of legal proceedings, and each party has agreed to refrain from initiating legal proceedings over this matter until it has given at least ten days prior notice to the other. If the Special Committee and Mr. Allen are unable to reach a resolution of the dispute or agreement on an alternative process to resolve the dispute, the Special Committee presently intends to seek resolution of this dispute through judicial proceedings in an action that would be commenced, after appropriate notice, in the Delaware Court of Chancery against Mr. Allen and his affiliates seeking contract reformation, declaratory relief as to the respective rights of the parties regarding this dispute and alternative forms of legal and equitable relief.

CCO HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Litigation. As previously discussed in Note 20, in October 2002, Charter filed a motion with the Panel to transfer the Federal Class Actions to the Eastern District of Missouri. On March 12, 2003, the Panel transferred the six Federal Class Actions not filed in the Eastern District of Missouri to that district for coordinated or consolidated pretrial proceedings with the eight Federal Class Actions already pending there. The Panel’s transfer order assigned the Federal Class Actions to Judge Charles A. Shaw. By virtue of a prior court order, StoneRidge Investment Partners LLC became lead plaintiff upon entry of the Panel’s transfer order. StoneRidge subsequently filed a Consolidated Amended Complaint. The Court subsequently consolidated the Federal Class Actions for pretrial purposes. On June 19, 2003, following a pretrial conference with the parties, the Court issued a Case Management Order setting forth a schedule for the pretrial phase of the consolidated class action. Motions to dismiss the Consolidated Amended Complaint have been filed.

      As previously discussed in Note 20, in August of 2002, Charter became aware of a grand jury investigation being conducted by the United States Attorney’s Office for the Eastern District of Missouri into certain of its accounting and reporting practices, focusing on how Charter reported customer numbers and its reporting of amounts received from digital set-top terminal suppliers for advertising. The U.S. Attorney’s Office has publicly stated that Charter is not currently a target of the investigation. Charter has also been advised by the U.S. Attorney’s Office that no member of its board of directors, including its Chief Executive Officer, is a target of the investigation. On July 24, 2003, a federal grand jury charged four former officers of Charter with conspiracy and mail and wire fraud alleging improper accounting and reporting practices focusing on revenue from digital set-top terminal suppliers and inflated subscriber account numbers. On July 25, 2003 one of the former officers who was indicted entered a guilty plea. Charter has advised the Company that it is fully cooperating with the investigation.

      In October 2001, two customers filed a class action suit against Charter in South Carolina state court, purportedly on behalf of a class of Charter customers, alleging that Charter improperly charged them a wire maintenance fee without request or permission. They also claimed that Charter improperly required them to rent analog and/or digital set-top terminals because their television sets were “cable ready.” Charter removed this case to federal court in November 2001, and moved to dismiss the suit in December 2001. The federal judge remanded the case to state court on August 2002 without ruling on the motion to dismiss. The plaintiffs subsequently moved for a default judgment, arguing that upon return to state court, Charter should have but did not file a new motion to dismiss. The state court judge granted the plaintiffs’ motion over Charter’s objection in September 2002. Charter immediately appealed that decision, but the South Carolina appellate courts have ruled that until a final judgment is entered against Charter, they lack jurisdiction to hear the appeal.

      In January 2003, the South Carolina state trial court entered granted the plaintiffs’ motion for class certification. In October and November 2003, Charter filed motions (a) asking the trial court to set aside the default judgment, and (b) seeking dismissal of plaintiffs’ suit for failure to state a claim. In January 2004, the state trial court granted in part and denied in part Charter’s motion to dismiss for failure to state a claim. It also took under advisement Charter’s motion to set aside the default judgment.

      Charter intends to continue to vigorously defend this suit and will appeal this matter as soon as an appeal is available.

      Option Plans. In July 2003, Charter’s shareholders approved an amendment to the Company’s 2001 Stock Incentive Plan to increase by 30,000,000 shares the number of Class A common stock authorized for issuance under the Plan as well as amendments to the 1999 Option Plan and the 2001 Stock Incentive Plan to authorize the repricing of outstanding options.

      In January 2004, Charter commenced an option exchange program in which employees of Charter and its subsidiaries have been offered the right to exchange all existing stock options under the 1999 and

CCO HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2001 plans that have an exercise price over $10 per share for shares of restricted Charter Class A common stock or, in some instances, cash. The offer applies to options (vested and unvested) to purchase a total 22,929,573 shares of Class A common stock, or approximately 48% of Charter’s 47,882,365 total options issued and outstanding. The offer is scheduled to close on February 20, 2004. Participation by employees is voluntary. Members of Charter’s board of directors who are not also employees of Charter or any of its subsidiaries are not eligible to participate in the exchange offer.

      The Company cannot predict how many options will be exchanged in this program. However, assuming that the fair market value per share will be $5.00 on the grant date of the restricted stock and that all eligible options are tendered and accepted for exchange, Charter estimates the cost of the stock option exchange program at approximately $17 million, with a first quarter 2004 cash compensation expense of approximately $5.3 million and a non-cash compensation expense of approximately $11.7 million, which would be recorded over the three-year vesting period of the restricted stock to be issued in the exchange. Based on those assumptions, Charter would issue an aggregate of 2,346,991 shares of restricted stock (of which 483,677 shares will be performance shares with vesting over a three-year period upon Charter meeting certain performance targets) and will make aggregate cash payments of approximately $5.3 million to tendering option holders. The non-cash compensation expense will vary depending on the market value of Charter’s Class A common stock on the grant date, as well as the number of eligible options tendered and accepted for exchange.

      Sale of Systems. On October 1, 2003, the Company closed on the sale of its Port Orchard, Washington system for approximately $91 million, subject to adjustments. On September 3, 2003, the Company and Charter Holdings signed a definitive agreement with Atlantic Broadband Finance, LLC for the sale of various cable television systems in Florida, Pennsylvania, Maryland, Delaware, New York and West Virginia for approximately $765 million, subject to customary closing conditions.

CCO HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS — SEE NOTE 1

(dollars in millions)

	September 30,	December 31,
	2003	2002

	(unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$45	$310
Accounts receivable, less allowance for doubtful accounts of $17 and $19, respectively	174	249
Receivables from parent company	94	43
Prepaid expenses and other current assets	28	40

Total current assets	341	642

INVESTMENT IN CABLE PROPERTIES:
Property, plant and equipment, net of accumulated depreciation of $3,515 and $2,550, respectively	6,862	7,460
Franchises, net of accumulated amortization of $3,458 and $3,452, respectively	13,721	13,727

Total investment in cable properties, net	20,583	21,187

OTHER NONCURRENT ASSETS	160	155

Total assets	$21,084	$21,984

LIABILITIES AND MEMBER’S EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$901	$1,106

Total current liabilities	901	1,106

LONG-TERM DEBT	7,889	8,066

LOANS PAYABLE — PARENT COMPANY	37	133

DEFERRED MANAGEMENT FEES — PARENT COMPANY	14	14

OTHER LONG-TERM LIABILITIES	838	932

MINORITY INTEREST	704	693

MEMBER’S EQUITY:
Member’s equity	10,776	11,145
Accumulated other comprehensive loss	(75)	(105)

Total member’s equity	10,701	11,040

Total liabilities and member’s equity	$21,084	$21,984

See accompanying notes to consolidated financial statements.

CCO HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS — SEE NOTE 1

(dollars in millions)
UNAUDITED

	Nine Months Ended
	September 30,

	2003	2002

REVENUES	$3,602	$3,377

COSTS AND EXPENSES:
Operating (excluding depreciation and amortization)	1,457	1,330
Selling, general and administrative	702	708
Depreciation and amortization	1,118	1,061
Option compensation expense, net	1	4
Special charges, net	18	1

	3,296	3,104

Income from operations	306	273

OTHER EXPENSE:
Interest expense, net	(376)	(375)
Gain (loss) on derivative instruments and hedging activities, net	35	(106)
Other, net	(2)	(4)

	(343)	(485)

Loss before minority interest, income taxes and cumulative effect of accounting change	(37)	(212)

MINORITY INTEREST	(11)	(11)

Loss before income taxes and cumulative effect of accounting change	(48)	(223)

INCOME TAX (EXPENSE) BENEFIT	(3)	27

Loss before cumulative effect of accounting change	(51)	(196)

CUMULATIVE EFFECT OF ACCOUNTING CHANGE, NET OF TAX	—	(540)

Net loss	$(51)	$(736)

See accompanying notes to consolidated financial statements.

CCO HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS — SEE NOTE 1

(dollars in millions)
UNAUDITED

	Nine Months Ended
	September 30,

	2003	2002

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(51)	$(736)
Adjustments to reconcile net loss to net cash flows from operating activities:
Minority interest	11	11
Depreciation and amortization	1,118	1,061
Noncash interest expense	27	28
Gain on derivative instruments and hedging activities, net	(35)	106
Deferred income taxes	3	(27)
Cumulative effect of accounting change	—	540
Other, net	(2)	5
Changes in operating assets and liabilities, net of effects from acquisitions:
Accounts receivable	75	30
Prepaid expenses and other assets	7	—
Accounts payable, accrued expenses and other	(132)	(133)
Receivables from and payables to parent company, including deferred management fees	(79)	(60)

Net cash flows from operating activities	942	825

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(481)	(1,550)
Change in accounts payable and accrued expenses related to capital expenditures	(102)	(89)
Payments for acquisitions, net of cash acquired	—	(139)
Purchases of investments	—	(1)
Other, net	(2)	2

Net cash flows from investing activities	(585)	(1,777)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings of long-term debt	452	2,440
Repayments of long-term debt	(646)	(1,487)
Borrowings from (repayments to) parent companies	(96)	291
Payments for debt issuance costs	(15)	(20)
Capital contributions	10	360
Distributions	(327)	(128)

Net cash flows from financing activities	(622)	1,456

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(265)	504
CASH AND CASH EQUIVALENTS, beginning of period	310	—

CASH AND CASH EQUIVALENTS, end of period	$45	$504

CASH PAID FOR INTEREST	$227	$335

See accompanying notes to consolidated financial statements.

CCO HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED
(dollars in millions, except where indicated)

1.	Organization and Basis of Presentation

      CCO Holdings, LLC (CCO Holdings) is a holding company whose primary assets are equity interests in its cable operating subsidiaries. CCO Holdings was formed in June 2003 and is a wholly owned subsidiary of CCH II, LLC (CCH II). CCH II is a wholly owned subsidiary of CCH I, LLC (CCH I), which is a wholly owned subsidiary of Charter Communications Holdings, LLC (Charter Holdings). Charter Holdings is a wholly owned subsidiary of Charter Communications Holding Company, LLC (Charter Holdco), which is a subsidiary of Charter Communications, Inc. (Charter).

      CCO Holdings is the sole owner Charter Communications Operating, LLC (Charter Operating). Charter Operating was formed in February 1999 to own and operate its cable systems. In June and July of 2003, Charter Holdings entered into a series of transactions and contributions which had the effect of i) creating CCH I, CCH II and CCO Holdings and ii) combining/ contributing all of its interest in cable operations not previously owned by Charter Operating to Charter Operating (the “Systems Transfer”). The Systems Transfer was accounted for as a reorganization of entities under common control. Accordingly, the accompanying financial statements combine the historical financial condition and results of operations of Charter Operating, and the operations of subsidiaries contributed by Charter Holdings, for the nine months ended September 30, 2003 and 2002. CCO Holdings and its subsidiaries are collectively referred herein as the “Company.” All material intercompany transactions and balances have been eliminated in consolidation.

      The Company owns and operates cable systems that provide a full range of video, data, telephony and other advanced broadband services. The Company also provides commercial high-speed data, video, telephony and Internet services and sells advertising and production services.

      The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and the rules and regulations of the Securities and Exchange Commission. Accordingly, certain information and footnote disclosures included in the Company’s financial statements for the year ended December 31, 2002 have been condensed or omitted for these interim financial statements. The accompanying consolidated financial statements are unaudited and should be read in conjunction with the financial statements and notes thereto as of and for the year ended December 31, 2002. However, in the opinion of management, such financial statements include all adjustments, which consist of only normal recurring adjustments, necessary for a fair presentation of the results for the periods presented. Interim results are not necessarily indicative of results for a full year.

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant judgments and estimates include capitalization of labor and overhead costs, depreciation and amortization costs, impairments of property, plant and equipment, franchises and goodwill, income taxes and other contingencies. Actual results could differ from those estimates.

CCO HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

UNAUDITED

Reclassifications

      Certain 2002 amounts have been reclassified to conform with the 2003 presentation.

2.	Liquidity and Capital Resources

      The Company has incurred net losses of $51 million and $736 million for the nine months ended September 30, 2003 and 2002, respectively. The Company’s net cash flows from operating activities were $942 million and $825 million for the nine months ended September 30, 2003 and 2002, respectively. The Company has historically required significant cash to fund capital expenditures and debt service costs. Historically, the Company has funded these requirements through cash flows from operating activities, borrowings under the credit facilities of the Company’s subsidiaries, equity contributions from Charter Holdings, borrowings from parent companies, by issuances of debt securities and cash on hand. The mix of funding sources changes from period to period, but for the nine months ended September 30, 2003, approximately 78% of the Company’s funding requirements were from cash flows from operating activities and 22% was from cash on hand. For the nine months ended September 30, 2003, the Company decreased its borrowings under its subsidiaries’ credit facilities by $193 million and decreased cash on hand by $265 million.

      The Company expects that cash on hand, cash flows from operating activities and the funds available under its subsidiaries’ credit facilities will be adequate to meet its 2003 cash needs. However, these credit facilities are subject to certain restrictive covenants, portions of which are subject to the operating results of the Company’s subsidiaries. The Company’s 2003 operating plan anticipates maintaining compliance with these covenants. If the Company’s actual operating results do not maintain compliance with these covenants, or if other events of noncompliance occur, funding under the bank facilities may not be available and defaults on some or potentially all debt obligations could occur. Additionally, no assurances can be given that the Company will not experience liquidity problems because of adverse market conditions or other unfavorable events or if the Company does not obtain sufficient additional financing on a timely basis. In order to improve the Company’s subsidiaries’ ability to satisfy their leverage ratio covenants under their credit facilities, the Company completed a sale of $500 million aggregate principal amount of 8 3/4% senior notes, described in Note 5.

      On October 1, 2003 the Company closed on the sale of its Port Orchard, Washington system for approximately $91 million, subject to adjustments. On September 3, 2003, the Company and Charter Holdings signed a definitive agreement with Atlantic Broadband Finance, LLC for the sale of various cable television systems in Florida, Pennsylvania, Maryland, Delaware, New York and West Virginia for approximately $765 million, subject to adjustments. The closing of this transaction is expected to occur in the first half of 2004 but, closing is subject to customary closing conditions.

      Charter and Charter Holdings have a significant amount of debt which will mature in 2005 and 2006. Charter’s and Charter Holdings’ ability to make interest payments, or principal payments at maturity in 2005 and 2006, on its convertible senior notes is dependent on its ability to obtain additional financing and on the Company’s and its other subsidiaries making distributions, loans, or payments to Charter Holdco, and on Charter Holdco paying or distributing such funds to Charter. Because Charter is the Company’s manager, any financial or liquidity problems of Charter would be likely to cause serious disruption to the Company’s business and to have a material adverse effect on the Company’s operations and results. Any such event would likely adversely impact the Company’s credit rating, and its relations with customers and suppliers, which could in turn further impair its ability to obtain financing and operate its business. Further, to the extent that any such event results in a change of control of Charter (whether through a bankruptcy, receivership or other reorganization of Charter and/or Charter Holdco, or otherwise), it could result in an event of default under the credit facilities of the Company’s subsidiaries and require a change of control repurchase offer under the Company’s outstanding notes. As discussed in Note 5, to partially

CCO HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

UNAUDITED

address these liquidity concerns, the Company successfully completed a sale of $500 million aggregate principal amount of 8 3/4% senior notes due 2013 to repay (but not to reduce permanently) principal amounts outstanding under the Company’s subsidiaries’ bank credit facilities and for general corporate purposes. Also, in September 2003, Charter, Charter Holdings and its indirect subsidiary, CCH II, completed the purchase of an aggregate of $609 million principal amount of Charter’s convertible senior notes and $1.3 billion principal amount of the senior notes and senior discount notes issued by Charter Holdings from institutional investors in a small number of privately negotiated transactions. In consideration for these securities, CCH II issued an aggregate of $1.6 billion principal amount of 10.25% notes due 2010. CCH II also issued an additional $30 million principal amount of 10.25% notes for an equivalent amount of cash and used the proceeds for transaction costs and for general corporate purposes.

      The Company’s long-term financing structure as of September 30, 2003 includes $7.6 billion of credit facility debt and $293 million of other long-term debt. Approximately $108 million of this financing matures during the remainder of 2003, and the Company expects to fund this through availability under its credit facilities. Note 5 summarizes the Company’s current availability under its credit facilities and its long-term debt.

3.	Franchises and Goodwill

      On January 1, 2002, the Company adopted SFAS No. 142, which eliminates the amortization of indefinite lived intangible assets. Accordingly, beginning January 1, 2002, all franchises that qualify for indefinite life treatment under SFAS No. 142 are no longer amortized against earnings but instead will be tested for impairment annually, or more frequently as warranted by events or changes in circumstances. During the first quarter of 2002, the Company had an independent appraiser perform valuations of its franchises as of January 1, 2002. Based on the guidance prescribed in Emerging Issues Task Force (EITF) Issue No. 02-7, Unit of Accounting for Testing of Impairment of Indefinite-Lived Intangible Assets, franchises were aggregated into essentially inseparable asset groups to conduct the valuations. The asset groups generally represent geographic clusters of the Company’s cable systems, which management believes represents the highest and best use of those assets. Fair value was determined based on estimated discounted future cash flows using reasonable and appropriate assumptions that are consistent with internal forecasts. As a result, the Company determined that franchises were impaired and recorded the cumulative effect of a change in accounting principle of $540 million (net of tax effects of $32 million). SFAS No. 142 does not permit the recognition of the customer relationship asset not previously recognized. Accordingly, the impairment included approximately $373 million, before tax effects, attributable to customer relationship values as of January 1, 2002.

      In determining whether its franchises have an indefinite life, the Company considered the exclusivity of the franchise, its expected costs of franchise renewals, and the technological state of the associated cable systems with a view to whether or not the Company is in compliance with any technology upgrading requirements. Certain franchises did not qualify for indefinite-life treatment due to technological or operational factors that limit their lives. These franchise costs are amortized on a straight-line basis over 10 years.

CCO HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

UNAUDITED

      The following table presents the Company’s indefinite-lived and finite-lived intangible assets as of September 30, 2003 and December 31, 2002 (dollars in millions):

	September 30, 2003			December 31, 2002

	Gross		Net	Gross		Net
	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
	Amount	Amortization	Amount	Amount	Amortization	Amount

Indefinite-lived intangible assets:
Franchises with indefinite lives	$17,076	$3,428	$13,648	$17,076	$3,428	$13,648
Goodwill	54	—	54	54	—	54

	$17,130	$3,428	$13,702	$17,130	$3,428	$13,702

Finite-lived intangible assets:
Franchises with finite lives	$103	$30	$73	$103	$24	$79

      Franchise amortization expense for the nine months ended September 30, 2003 and 2002 was $6 million which represents the amortization relating to franchises that did not qualify for indefinite-life treatment under SFAS No. 142, including costs associated with franchise renewals. For each of the next five years, amortization expense relating to these franchises is expected to be approximately $9 million. Actual amortization expense to be reported in future periods could differ from these estimates as a result of new intangible asset acquisitions, changes in useful lives and other relevant factors.

4.	Accounts Payable and Accrued Expenses

      Accounts payable and accrued expenses consist of the following as of September 30, 2003 and December 31, 2002 (dollars in millions):

	September 30,	December 31,
	2003	2002

Accounts payable	$137	$182
Capital expenditures	28	134
Accrued interest	96	92
Programming costs	254	282
Accrued general and administrative	100	91
Franchise fees	58	68
State sales tax	65	67
Other accrued expenses	163	190

	$901	$1,106

CCO HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

UNAUDITED

5.	Long-Term Debt

      Long-term debt consists of the following as of September 30, 2003 and December 31, 2002 (dollars in millions):

	September 30, 2003		December 31, 2002

	Face Value	Accreted Value	Face Value	Accreted Value

Long-Term Debt
Renaissance:
10.00% senior discount notes due 2008	114	116	114	113
CC V Holdings:
11.875% senior discount notes due 2008	180	177	180	163
Other long-term debt	—	—	1	1
Credit Facilities
Charter Operating	4,483	4,483	4,542	4,542
CC VI	880	880	926	926
Falcon Cable	1,133	1,133	1,155	1,155
CC VIII Operating	1,100	1,100	1,166	1,166

	$7,890	$7,889	$8,084	$8,066

      Charter Operating Credit Facilities. The Charter Operating credit facilities were amended and restated as of June 19, 2003 to allow for the insertion of intermediate holding companies between Charter Holdings and Charter Operating. In exchange for the lenders’ consent to the organizational restructuring described below, Charter Operating increased pricing by 50 basis points in the existing Charter Operating pricing grid across all levels.

      Obligations under the Charter Operating credit facilities are guaranteed by Charter Holdings, CCO Holdings and by Charter Operating’s subsidiaries, other than the non-recourse subsidiaries, subsidiaries precluded from so guaranteeing by reason of the provisions of other indebtedness to which they are subject, and immaterial subsidiaries. The obligations under the Charter Operating credit facilities are secured by pledges of all equity interests owned by Charter Operating in its direct subsidiaries, all equity interests owned by its guarantor subsidiaries in their respective subsidiaries, and intercompany obligations owing to Charter Operating and/or its guarantor subsidiaries by their affiliates. CCO Holdings has guaranteed Charter Operating’s obligations under the credit facilities and pledged its equity interest in all of its direct subsidiaries, including Charter Operating, as collateral.

      Exchange of Indebtedness. In September 2003, Charter, Charter Holdings and its indirect subsidiary, CCH II, purchased, in a non-monetary transaction, a total of $609 million principal amount of Charter’s convertible senior notes and $1.3 billion principal amount of the senior notes and senior discount notes issued by Charter Holdings from institutional investors in a small number of privately negotiated transactions. In consideration for these securities, CCH II issued an aggregate of $1.6 billion principal amount of 10.25% notes due 2010. The transactions were effected in the form of a distribution of equity by CCH II to Charter and Charter Holdings. CCH II also issued an additional $30 million principal amount of 10.25% notes for an equivalent amount of cash and used the proceeds for transaction costs and general corporate purposes.

      Sale of Senior Notes by CCO Holdings. In November 2003, the Company completed the sale of $500 million aggregate principal amount of 8 3/4% senior notes due 2013. The net proceeds were used to repay approximately $486 million principal amount of bank debt of the Company’s subsidiaries.

CCO HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

UNAUDITED

      Vulcan Inc. Commitment. The Company entered into a commitment letter with Vulcan Inc., which is an affiliate of Paul Allen, under which Vulcan Inc. agreed to lend, or cause an affiliate to lend to the Company an aggregate amount of up to $300 million. The Company did not draw on the facility, and it terminated the commitment in November 2003.

      The table below presents the unused total potential availability under each of the Company’s credit facilities and the availability as limited by financial covenants as of September 30, 2003, which become more restrictive over the term of each facility before becoming fixed (dollars in millions):

	Unused Total	Availability as Limited
	Potential	by Financial
	Availability	Covenants

Charter Operating	$666	$210
CC VI	234	75
Falcon Cable	181	133
CC VIII Operating	328	317

Total	$1,409	$735

6.	Comprehensive Loss

      Certain marketable equity securities are classified as available-for-sale and reported at market value with unrealized gains and losses recorded as accumulated other comprehensive loss on the accompanying consolidated balance sheets. The Company reports changes in the fair value of interest rate agreements designated as hedging instruments of the variability of cash flows associated with floating-rate debt obligations, that meet the effectiveness criteria of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” in accumulated other comprehensive loss. Comprehensive loss for the nine months ended September 30, 2003 and 2002 was $21 million and $806 million, respectively.

7.     Accounting for Derivative Instruments and Hedging Activities

      The Company uses interest rate risk management derivative instruments, such as interest rate swap agreements and interest rate collar agreements (collectively referred to herein as interest rate agreements) as required under the terms of its credit facilities. The Company’s policy is to manage interest costs using a mix of fixed and variable rate debt. Using interest rate swap agreements, the Company agrees to exchange, at specified intervals through 2007, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. Interest rate collar agreements are used to limit the Company’s exposure to and benefits from interest rate fluctuations on variable rate debt to within a certain range of rates.

      The Company does not hold or issue derivative instruments for trading purposes. The Company does, however, have certain interest rate derivative instruments that have been designated as cash flow hedging instruments. Such instruments are those that effectively convert variable interest payments on certain debt instruments into fixed payments. For qualifying hedges, SFAS No. 133 allows derivative gains and losses to offset related results on hedged items in the consolidated statement of operations. The Company has formally documented, designated and assessed the effectiveness of transactions that receive hedge accounting. For the nine months ended September 30, 2003 and 2002, gain (loss) on derivative instruments and hedging activities, net, includes gains of $8 million and losses of $3 million, respectively, which represent cash flow hedge ineffectiveness on interest rate hedge agreements arising from differences between the critical terms of the agreements and the related hedged obligations. Changes in the fair value of interest rate agreements designated as hedging instruments of the variability of cash flows associated

CCO HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

UNAUDITED

with floating-rate debt obligations are reported in accumulated other comprehensive loss. For the nine months ended September 30, 2003 and 2002 a gain of $30 million and a loss of $70 million, respectively, related to derivative instruments designated as cash flow hedges was recorded in accumulated other comprehensive loss. The amounts are subsequently reclassified into interest expense as a yield adjustment in the same period in which the related interest on the floating-rate debt obligations affects earnings (losses).

      Certain interest rate derivative instruments are not designated as hedges as they do not meet the effectiveness criteria specified by SFAS No. 133. However, management believes such instruments are closely correlated with the respective debt, thus managing associated risk. Interest rate derivative instruments not designated as hedges are marked to fair value with the impact recorded as a gain or loss on interest rate agreements. For the nine months ended September 30, 2003 and 2002, the Company recorded a gain of $27 million and a loss of $103 million, respectively, in gain (loss) on derivative instruments and hedging activities, net, for interest rate derivative instruments not designated as hedges.

      At September 30, 2003 and December 31, 2002, the Company had outstanding $3.3 billion and $3.4 billion, respectively, and $520 million and $520 million, respectively, in notional amounts of interest rate swaps and collars, respectively. The notional amounts of interest rate instruments do not represent amounts exchanged by the parties and, thus, are not a measure of exposure to credit loss. The amounts exchanged are determined by reference to the notional amount and the other terms of the contracts.

      The Company does not hold collateral for these instruments and is therefore subject to credit loss in the event of nonperformance by the counterparty to the interest rate exchange agreement. However the counterparties are banks and we do not anticipate nonperformance by any of them on any interest rate exchange agreement.

8.     Revenues

      Revenues consist of the following for the nine months ended September 30, 2003 and 2002 (dollars in millions):

	Nine Months
	Ended
	September 30,

	2003	2002

Video	$2,607	$2,553
High-speed data	403	231
Advertising sales	188	216
Commercial	149	117
Other	255	260

	$3,602	$3,377

CCO HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

UNAUDITED

9.     Operating Expenses

      Operating expenses consist of the following for the nine months ended September 30, 2003 and 2002 (dollars in millions):

	Nine Months
	Ended
	September 30,

	2003	2002

Programming costs	$934	$873
Advertising sales	65	63
Service costs	458	394

	$1,457	$1,330

      The Company has various contracts and other arrangements to obtain basic, premium and digital programming from program suppliers that receive compensation typically based on a monthly flat fee per customer. The cost of the right to exhibit network programming under such arrangements is recorded in the month the programming is available for exhibition.

10.     Special Charges

      In the fourth quarter of 2002, the Company recorded a special charge of $35 million, of which $31 million was associated with its workforce reduction program and the consolidation of its operations from three divisions and ten regions into five operating divisions, elimination of redundant practices and streamlining its management structure. The remaining $4 million related to legal and other costs associated with the Company’s ongoing grand jury investigation, shareholder lawsuits and SEC investigation. The $31 million charge related to realignment activities, included severance costs of $28 million related to approximately 1,400 employees identified for termination as of December 31, 2002 and lease termination costs of $3 million. During the nine months ended September 30, 2003, an additional 1,100 employees were identified for termination, and additional severance costs of $23 million were recorded in special charges. In total, approximately 2,300 employees were terminated during the nine months ended September 30, 2003. Severance payments are generally made over a period of up to twelve months with approximately $34 million paid during the nine months ended September 30, 2003. As of September 30, 2003 and December 31, 2002, a liability of approximately $19 million and $31 million, respectively, is recorded on the accompanying consolidated balance sheets related to the realignment activities. For the nine months ended September 30, 2003, the additional severance costs were offset by a $5 million settlement from the Internet service provider Excite@Home related to the conversion of approximately 145,000 high-speed data customers to Charter Pipeline service in 2001, for which costs of $15 million were recorded in the fourth quarter of 2001.

      In December 2001, the Company implemented a restructuring plan to reduce its workforce in certain markets and reorganize its operating divisions from two to three and operating regions from twelve to ten. The restructuring plan was completed during the first quarter of 2002, resulting in the termination of approximately 320 employees and severance costs of $4 million, of which $1 million was recorded during the first nine months ended September 30, 2002.

11.     Income Taxes

      The Company is a single member limited liability company not subject to income tax. The Company holds all operations through indirect subsidiaries. The majority of these indirect subsidiaries are limited

CCO HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

UNAUDITED

liability companies that are not subject to income tax. However, certain of the Company’s indirect subsidiaries are corporations and are subject to income tax.

      As of September 30, 2003 and December 31, 2002, the Company has net deferred income tax liabilities of approximately $238 million and $232 million, respectively. These relate to certain of the Company’s indirect subsidiaries, which file separate income tax returns. During the nine months ended September 30, 2003 and 2002, the Company recorded $3 million of income tax expense and $27 million of income tax benefit, respectively. The income tax expense recorded for the nine months ended September 30, 2003 is the result of changes in the deferred tax liabilities and federal and state income taxes payable of certain of the Company’s indirect subsidiaries. The $27 million income tax benefit recorded for the nine months ended September 30, 2002 was the result of changes in deferred taxes related to the differences in accounting for franchises.

      The Company is currently under examination by the Internal Revenue Service for the tax years ending December 31, 2000 and 1999. Management does not expect the results of this examination to have a material adverse effect on the Company’s consolidated financial position or results of operations.

12.     Contingencies

      Fourteen putative federal class action lawsuits (the “Federal Class Actions”) have been filed against Charter and certain of its former and present officers and directors in various jurisdictions allegedly on behalf of all purchasers of Charter’s securities during the period from either November 8 or November 9, 1999 through July 17 or July 18, 2002. Unspecified damages are sought by the plaintiffs. In general, the lawsuits allege that Charter utilized misleading accounting practices and failed to disclose these accounting practices and/or issued false and misleading financial statements and press releases concerning Charter’s operations and prospects.

      In October 2002, Charter filed a motion with the Judicial Panel on Multidistrict Litigation (the “Panel”) to transfer the Federal Class Actions to the Eastern District of Missouri. On March 12, 2003, the Panel transferred the six Federal Class Actions not filed in the Eastern District of Missouri to that district for coordinated or consolidated pretrial proceedings with the eight Federal Class Actions already pending there. The Panel’s transfer order assigned the Federal Class Actions to Judge Charles A. Shaw. By virtue of a prior court order, StoneRidge Investment Partners LLC became lead plaintiff upon entry of the Panel’s transfer order. StoneRidge subsequently filed a Consolidated Amended Complaint. The Court subsequently consolidated the Federal Class Actions for pretrial purposes. On June 19, 2003, following a pretrial conference with the parties, the Court issued a Case Management Order setting forth a schedule for the pretrial phase of the consolidated class action. Motions to dismiss the Consolidated Amended Complaint have been filed.

      On September 12, 2002, a shareholders derivative suit (the “State Derivative Action”) was filed in Missouri state court against Charter and its then current directors, as well as its former auditors. A substantively identical derivative action was later filed and consolidated into the State Derivative Action. The plaintiffs allege that the individual defendants breached their fiduciary duties by failing to establish and maintain adequate internal controls and procedures. Unspecified damages, allegedly on Charter’s behalf, are sought by the plaintiffs.

      Separately, on February 12, 2003, a shareholders derivative suit (the “Federal Derivative Action”), was filed against Charter and its then current directors in the United States District Court for the Eastern District of Missouri. The plaintiff alleges that the individual defendants breached their fiduciary duties and grossly mismanaged Charter by failing to establish and maintain adequate internal controls and procedures. Unspecified damages, allegedly on Charter’s behalf, are sought by the plaintiffs.

CCO HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

UNAUDITED

      In addition to the Federal Class Actions, the State Derivative Action and the Federal Derivative Action, six putative class action lawsuits have been filed against Charter and certain of its then current directors and officers in the Court of Chancery of the State of Delaware (the “Delaware Class Actions”). The lawsuits were filed after the filing of a Schedule 13D amendment by Mr. Allen indicating that he was exploring a number of possible alternatives with respect to restructuring or expanding his ownership interest in Charter. Charter believes the plaintiffs speculated that Mr. Allen might have been contemplating an unfair bid for shares of Charter or some other sort of going private transaction on unfair terms and generally alleged that the defendants breached their fiduciary duties by participating in or acquiescing to such a transaction. The lawsuits were brought on behalf of Charter’s securities holders as of July 29, 2002, and seek unspecified damages and possible injunctive relief. The Delaware Class Actions are substantively identical. No such transaction by Mr. Allen has been presented. Plaintiffs’ counsel has granted the defendants an indefinite extension of time to respond to the only complaint that has been served in the Delaware Class Actions.

      The lawsuits discussed above are each in preliminary stages. No reserves have been established for those matters because the Company believes they are either not estimable or not probable. Charter has advised the Company that it intends to vigorously defend the lawsuits.

      In August of 2002, Charter became aware of a grand jury investigation being conducted by the United States Attorney’s Office for the Eastern District of Missouri into certain of its accounting and reporting practices, focusing on how Charter reported customer numbers and its reporting of amounts received from digital set-top terminal suppliers for advertising. The U.S. Attorney’s Office has publicly stated that Charter is not currently a target of the investigation. Charter has also been advised by the U.S. Attorney’s Office that no member of its board of directors, including its Chief Executive Officer, is a target of the investigation. On July 24, 2003, a federal grand jury charged four former officers of Charter with conspiracy and mail and wire fraud, alleging improper accounting and reporting practices focusing on revenue from digital set-top terminal suppliers and inflated subscriber account numbers. On July 25, 2003, one of the former officers who was indicted entered a guilty plea. Charter has advised the Company that it is fully cooperating with the investigation.

      On November 4, 2002, Charter received an informal, non-public inquiry from the staff of the Securities and Exchange Commission (SEC). The SEC subsequently issued a formal order of investigation dated January 23, 2003, and subsequent related document and testimony subpoenas. The investigation and subpoenas generally concern Charter’s prior reports with respect to its determination of the number of customers, and various of its other accounting policies and practices including its capitalization of certain expenses and dealings with certain vendors, including programmers and digital set-top terminal suppliers. Charter has informed the Company that it is fully cooperating with the SEC Staff.

      In October 2001, two customers filed a class action suit against Charter in South Carolina state court, purportedly on behalf of a class of Charter customers, alleging that Charter improperly charged them a wire maintenance fee without request or permission. They also claimed that Charter improperly required them to rent analog and/or set-top terminals because their television sets were “cable ready.” Charter removed this case to federal court in November 2001, and moved to dismiss the suit in December 2001. The federal judge remanded the case to state court on August 2002 without ruling on the motion to dismiss. The plaintiffs subsequently moved for a default judgment, arguing that upon return to state court, Charter should have but did not file a new motion to dismiss. The state court judge granted the plaintiffs’ motion over Charter’s objection in September 2002. Charter immediately appealed that decision, but the South Carolina appellate courts have ruled that until a final judgment is entered against Charter, they lack jurisdiction to hear the appeal.

CCO HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

UNAUDITED

      In January 2003, the South Carolina state trial court entered granted the plaintiffs’ motion for class certification. In October and November 2003, Charter filed motions (a) asking the trial court to set aside the default judgment, and (b) seeking dismissal of plaintiffs’ suit for failure to state a claim. In January 2004, the state trial court granted in part and denied in part Charter’s motion to dismiss for failure to state a claim. It also took under advisement Charter’s motion to set aside the default judgment.

      Charter has advised the Company that it intends to continue to vigorously defend this suit and will appeal this matter as soon as an appeal is available.

      Charter is unable to predict the outcome of the lawsuits and the government investigations described above. An unfavorable outcome in the lawsuits or the government investigations described above could have a material adverse effect on Charter’s results of operations and financial condition.

      Charter is generally required to indemnify each of the named individual defendants in connection with these matters pursuant to the terms of its Bylaws and (where applicable) such individual defendants’ employment agreements. Pursuant to the terms of certain employment agreements and in accordance with the Bylaws of Charter, in connection with the pending grand jury investigation, SEC investigation and the above described lawsuits, Charter’s current directors and its current and former officers have been advanced certain costs and expenses incurred in connection with their defense.

      In addition to the matters set forth above, the Company is also party to other lawsuits and claims that arose in the ordinary course of conducting its business. In the opinion of management, after taking into account recorded liabilities, the outcome of these other lawsuits and claims will not have a material adverse effect on the Company’s consolidated financial position or results of operations.

      Charter has directors’ and officers’ liability insurance coverage that it believes is available for these matters, where applicable, and subject to the terms, conditions and limitations of the respective policies. There is no assurance that current coverage will be sufficient for all claims described above.

13.     Stock-based Compensation

      The Company has historically accounted for stock-based compensation in accordance with Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations, as permitted by SFAS No. 123, “Accounting for Stock-Based Compensation.” On January 1, 2003, the Company adopted the fair value measurement provisions of SFAS No. 123 using the prospective method under which the Company recognized compensation expense of a stock-based award to an employee over the vesting period based on the fair value of the award on the grant date consistent with the method described in Financial Accounting Standards Board Interpretation No. 28 (FIN 28), Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans. Adoption of these provisions resulted in utilizing a preferable accounting method, as the consolidated financial statements present the estimated fair value of stock-based compensation in expense consistently with other forms of compensation and other expense associated with goods and services received for equity instruments. In accordance with SFAS No. 148, the fair value method is applied only to awards granted or modified after January 1, 2003, whereas awards granted prior to such date continue to be accounted for under APB No. 25, unless they are modified or settled in cash. The adoption of these provisions did not have a material impact on the consolidated results of operations or financial position of the Company. The ongoing effect on consolidated results of operations or financial position will be dependent upon future stock based compensation awards granted by the Company. Had the Company adopted SFAS No. 123 as of January 1, 2002, using the prospective method, option compensation expense for the nine months ended September 30, 2002 would have been approximately $10 million.

CCO HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

UNAUDITED

      SFAS No. 123 requires pro forma disclosure of the impact on earnings as if the compensation expense for these plans had been determined using the fair value method. The following table presents the Company’s net loss as reported and the pro forma amounts that would have been reported using the fair value method under SFAS 123 for the years presented (dollars in millions):

	Nine Months
	Ended
	September 30,

	2003	2002

Net loss	$(51)	$(736)
Pro forma	(73)	(817)

      In July 2003, Charter’s shareholders approved an amendment to the Company’s 2001 Stock Incentive Plan to increase by 30,000,000 shares the number of Class A common stock authorized for issuance under the Plan as well as amendments to the 1999 Option Plan and the 2001 Stock Incentive Plan to authorize the repricing of outstanding options.

14.     Related Party Transactions

      Comcast Put Right. As part of the acquisition of the cable television systems owned by Bresnan Communications Company Limited Partnership in February 2000, CC VIII, LLC (CC VIII), the Company’s indirect limited liability company subsidiary, issued Class A Preferred Membership Interests (collectively, the “CC VIII Interest”) with a value and an initial capital account of approximately $630 million to certain sellers affiliated with AT&T Broadband, now owned by Comcast Corporation (the “Comcast Sellers”). While held by the Comcast Sellers, the CC VIII Interest was entitled to a 2% priority return on its initial capital amount and such priority return was entitled to preferential distributions from available cash and upon liquidation of CC VIII. While held by the Comcast Sellers, the CC VIII Interest generally did not share in the profits and losses of CC VIII. Paul Allen granted the Comcast Sellers the right to sell to him the CC VIII Interest for approximately $630 million plus 4.5% interest annually from February 2000 (the “Comcast Put Right”). In April 2002, the Comcast Sellers exercised the Comcast Put Right in full, and this transaction was consummated on June 6, 2003. Accordingly, Mr. Allen has become the holder of the CC VIII Interest, indirectly through an affiliate. Consequently, subject to the matters referenced in the next paragraph, Mr. Allen generally thereafter will be allocated his pro rata share (based on the number of membership interests outstanding) of profits or losses of CC VIII. In the event of a liquidation of CC VIII, Mr. Allen will not be entitled to any priority distributions (except with respect to the 2% priority return, as to which such priority will continue to accrete), and Mr. Allen’s share of any remaining distributions in liquidation will be equal to the initial capital account of the Comcast Sellers of approximately $630 million, increased or decreased by Mr. Allen’s pro rata share of CC VIII’s profits or losses (as computed for capital account purposes) after June 6, 2003. At September 30, 2003, Mr. Allen’s CC VIII Interest was $678 million. The limited liability company agreement of CC VIII, LLC does not provide for a mandatory redemption of the CC VIII Interest.

      An issue has arisen as to whether the documentation for the Bresnan transaction was correct and complete with regard to the ultimate ownership of the CC VIII Interest following consummation of the Comcast Put Right. Charter’s Board of Directors has formed a Special Committee (currently comprised of Messrs. Tory, Wangberg and Merritt) to investigate and take any other appropriate action on behalf of Charter with respect to this matter. After conducting an investigation of the facts and circumstances relating to this matter, the Special Committee has determined that, due to a mistake that occurred in preparing the Bresnan transaction documents, Charter should seek the reformation of certain contractual provisions in such documents and has notified Mr. Allen of this conclusion. The Special Committee also has preliminarily determined that, as part of such contract reformation, Mr. Allen should be required to

CCO HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

UNAUDITED

contribute the CC VIII Interest to Charter Holdco in exchange for Charter Holdco 24,273,943 membership units. The Special Committee also has recommended to the Board of Directors that, to the extent the contract reformation is achieved, the Board should consider whether the CC VIII Interest should ultimately be held by Charter Holdco or Charter Holdings or another entity owned directly or indirectly by them. Mr. Allen has notified the Special Committee that he disagrees with the Special Committee’s preliminary determinations. The parties engaged in a process of non-binding mediation to seek to resolve this matter, without success.

      The Special Committee is evaluating what further actions or processes it may undertake to resolve this dispute. To accommodate further deliberation, the parties have agreed to extend the previously disclosed date of February 6, 2004 for the possible initiation of legal proceedings, and each party has agreed to refrain from initiating legal proceedings over this matter until it has given at least ten days prior notice to the other. If the Special Committee and Mr. Allen are unable to reach a resolution of the dispute or agreement on an alternative process to resolve the dispute, the Special Committee presently intends to seek resolution of this dispute through judicial proceedings in an action that would be commenced, after appropriate notice, in the Delaware Court of Chancery against Mr. Allen and his affiliates seeking contract reformation, declaratory relief as to the respective rights of the parties regarding this dispute and alternative forms of legal and equitable relief.

      Option Exchange. In January 2004, Charter commenced an option exchange program in which employees of Charter and its subsidiaries have been offered the right to exchange all existing stock options under the 1999 and 2001 plans that have an exercise price over $10 per share for shares of restricted Charter Class A common stock or, in some instances, cash. The offer applies to options (vested and unvested) to purchase a total 22,929,573 shares of Class A common stock, or approximately 48% of Charter’s 47,882,365 total options issued and outstanding. The offer is scheduled to close on February 20, 2004. Participation by employees is voluntary. Members of Charter’s board of directors who are not also employees of Charter or any of its subsidiaries are not eligible to participate in the exchange offer.

      The Company cannot predict how many options will be exchanged in this program. However, assuming that the fair market value per share will be $5.00 on the grant date of the restricted stock and that all eligible options are tendered and accepted for exchange, Charter estimates the cost of the stock option exchange program at approximately $17 million, with a first quarter 2004 cash compensation expense of approximately $5.3 million and a non-cash compensation expense of approximately $11.7 million, which would be recorded over the three-year vesting period of the restricted stock to be issued in the exchange. Based on those assumptions, Charter would issue an aggregate of 2,346,991 shares of restricted stock (of which 483,677 shares will be performance shares with vesting over a three-year period upon Charter meeting certain performance targets) and will make aggregate cash payments of approximately $5.3 million to tendering option holders. The non-cash compensation expense will vary depending on the market value of Charter’s Class A common stock on the grant date, as well as the number of eligible options tendered and accepted for exchange.

Dealer Prospectus Delivery Obligation

      Until                     , 2004, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Indemnification Under the Limited Liability Company Agreement of CCO Holdings

      The limited liability company agreement of CCO Holdings provides that the members, the manager, the directors, their affiliates or any person who at any time serves or has served as a director, officer, employee or other agent of any member or any such affiliate, and who, in such capacity, engages or has engaged in activities on behalf of CCO Holdings, shall be indemnified and held harmless by CCO Holdings to the fullest extent permitted by law from and against any losses, damages, expenses, including attorneys’ fees, judgments and amounts paid in settlement actually and reasonably incurred by or in connection with any claim, action, suit or proceeding arising out of or incidental to such indemnifiable person’s acts or omissions on behalf of CCO Holdings. Notwithstanding the foregoing, no indemnification is available under the limited liability company agreement in respect of any such claim adjudged to be primarily the result of bad faith, willful misconduct or fraud of an indemnifiable person. Payment of these indemnification obligations shall be made from the assets of CCO Holdings and the members shall not be personally liable to an indemnifiable person for payment of indemnification.

Indemnification Under the Delaware Limited Liability Company Act

      Section 18-108 of the Delaware Limited Liability Company Act authorizes a limited liability company to indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever, subject to such standards and restrictions, if any, as are set forth in its limited liability company agreement.

Indemnification Under the By-Laws of CCO Holdings Capital

      The by-laws of CCO Holdings Capital provide that CCO Holdings Capital, to the broadest and maximum extent permitted by applicable law, will indemnify each person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of CCO Holdings Capital, or is or was serving at the request of CCO Holdings Capital as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding. To the extent that a director, officer, employee or agent of CCO Holdings Capital has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in the preceding paragraph, or in defense of any claim, issue or matter, such person will be indemnified against expenses, including attorneys’ fees, actually and reasonably incurred by such person. Expenses, including attorneys’ fees, incurred by a director or officer in defending any civil or criminal action, suit or proceeding may be paid by CCO Holdings Capital in advance of the final disposition of such action, suit or proceeding, as authorized by the board of directors of CCO Holdings Capital, upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such director or officer was not entitled to be indemnified by CCO Holdings Capital as authorized in the by-laws of CCO Holdings Capital. The indemnification and advancement of expenses provided by, or granted pursuant to, the by-laws of CCO Holdings Capital will not be deemed exclusive and are declared expressly to be non-exclusive of any other rights to which those seeking indemnification or advancements of expenses may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding an office, and, unless otherwise provided when authorized or ratified, will continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

1

Indemnification Under the Delaware General Corporation Law

      Section 145 of the Delaware General Corporation Law, authorizes a corporation to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. In addition, the Delaware General Corporation Law does not permit indemnification in any threatened, pending or completed action or suit by or in the right of the corporation in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses, which such court shall deem proper. To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter, such person shall be indemnified against expenses, including attorneys’ fees, actually and reasonably incurred by such person. Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended. The Delaware General Corporation Law also allows a corporation to provide for the elimination or limit of the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director

(i) for any breach of the director’s duty of loyalty to the corporation or its stockholders,

(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

(iii) for unlawful payments of dividends or unlawful stock purchases or redemptions, or

(iv) for any transaction from which the director derived an improper personal benefit. These provisions will not limit the liability of directors or officers under the federal securities laws of the United States.

Item 21.	Exhibits and Financial Schedules.

Exhibits

      Exhibits are listed by numbers corresponding to the Exhibit Table of Item 601 in Regulation S-K.

Exhibit		Description

2.1		Purchase Agreement, dated May 29, 2003, by and between Falcon Video Communications, L.P. and WaveDivision Holdings, LLC (Incorporated by reference to Exhibit 2.1 to Charter Communications, Inc.’s current report on Form 8-K filed on May 30, 2003 (File No. 000-27927)).
2.2		Asset Purchase Agreement, dated September 3, 2003, by and between Charter Communications VI, LLC, The Helicon Group, L.P., Hornell Television Service, Inc., Interlink Communications Partners, LLC, Charter Communications Holdings, LLC and Atlantic Broadband Finance, LLC (Incorporated by reference to Exhibit 2.1 to Charter Communications, Inc.’s current report on Form 8-K/ A filed on September 3, 2003 (File No. 000-27927)).
3	.1*	Certificate of Formation of CCO Holdings, LLC.

2

Exhibit		Description

3	.2*	Certificate of Correction of Certificate of Formation of CCO Holdings, LLC.
3	.3*	Amended and Restated Limited Liability Company Agreement of CCO Holdings, LLC, dated as of June 19, 2003.
3	.4*	Certificate of Incorporation of CCO Holdings Capital Corp. (originally named CC Holdco I Capital Corp.)
3	.5*	Certificate of Amendment of Certificate of Incorporation of CCO Holdings Capital Corp.
3	.6*	By-Laws of CCO Holdings Capital Corp.
4.1		Indenture, dated as of April 9, 1998, by and among Renaissance Media (Louisiana) LLC, Renaissance Media (Tennessee) LLC, Renaissance Media Capital Corporation, Renaissance Media Group LLC and United States Trust Company of New York, as trustee (Incorporated by reference to Exhibit 4.1 to the registration statement on Forms S-4 of Renaissance Media Group LLC, Renaissance Media (Tennessee) LLC, Renaissance Media (Louisiana) LLC and Renaissance Media Capital Corporation filed on June 12, 1998 (File No. 333-56679)).
4	.2(a)	Indenture, dated as of December 10, 1998, by and among Avalon Cable of Michigan Holdings, Inc., Avalon Cable LLC and Avalon Cable Holdings Finance, Inc., as issuers and The Bank of New York, as trustee for the Notes (Incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the registration statement on Form S-4 of Avalon Cable LLC, Avalon Cable Holdings Finance, Inc., Avalon Cable of Michigan Holdings, Inc. and Avalon Cable of Michigan, Inc. filed on May 28, 1999 (File Nos. 333-75415 and 333-75453)).
4	.2(b)	Supplemental Indenture, dated as of March 26, 1999, by and among Avalon Cable of Michigan Holdings, Inc., Avalon Cable LLC and Avalon Cable Holdings Finance, Inc., as issuers, Avalon Cable of Michigan, Inc., as guarantor, and The Bank of New York, as trustee for the Notes (Incorporated by reference to Exhibit 4.2 to Amendment No. 1 to the registration statement on Form S-4 of Avalon Cable LLC, Avalon Cable Holdings Finance, Inc., Avalon Cable of Michigan Holdings, Inc. and Avalon Cable of Michigan, Inc. filed on May 28, 1999 (File Nos. 333-75415 and 333-75453)).
4.3		Indenture relating to the 8 3/4% Senior Notes due 2013, dated as of November 10, 2003, by and among CCO Holdings, LLC, CCO Holdings Capital Corp. and Wells Fargo Bank, N.A., as trustee (Incorporated by reference to Exhibit 10.5 to Charter Communications, Inc.’s current report on Form 8-K filed on November 12, 2003 (File No. 000-27927)).
4.4		Exchange and Registration Rights Agreement, dated as of November 10, 2003, by and between CCO Holdings, LLC and CCO Holdings Capital Corp. (Incorporated by reference to Exhibit 4.2 to Charter Communications, Inc.’s current report on Form 8-K filed on November 12, 2003 (File No. 000-27927)).
4.5		Purchase Agreement, dated as of November 4, 2003, by and between CCO Holdings, LLC and CCO Holdings Capital Corp. and the purchasers set forth therein (Incorporated by reference to Exhibit 4.3 to Charter Communications, Inc.’s current report on Form 8-K filed on November 12, 2003 (File No. 000-27927)).
5	.1**	Opinion of Irell & Manella LLP regarding legality.
8	.1**	Opinion of Irell & Manella LLP regarding tax matters.
10.1		Employment Agreement, dated as of October 8, 2001, by and between Carl E. Vogel and Charter Communications, Inc. (Incorporated by reference to Exhibit 10.4 to the quarterly report on Form 10-Q filed by Charter Communications, Inc. on November 14, 2001 (File No. 000-27927)).
10	.2(a)	Credit Agreement, among Charter Communications Operating, LLC and certain lenders and agents named therein, dated as of March 18, 1999, (Incorporated by reference to Exhibit 10.1 to Amendment No. 2 to the registration statement on Form S-4 of Charter Communications Holdings, LLC and Charter Communications Holdings Capital Corporation filed on June 22, 1999 (File No. 333-77499)).

3

Exhibit		Description

10	.2(b)	First Amendment to Credit Agreement, among Charter Communications Operating, LLC, Charter Communications Holdings LLC and certain lenders and agents named therein, dated as of June 28, 1999 (Incorporated by reference to Exhibit 10.1(a) to the registration statement on Form S-4 of Charter Communications Holdings, LLC and Charter Communications Holdings Capital Corporation filed on January 25, 2000 (File No. 333-95351)).
10	.2(c)	Second Amendment to Credit Agreement, among Charter Communications Operating, LLC, Charter Communications Holdings LLC and certain lenders and agents named therein dated as of December 14, 1999 (Incorporated by reference to Exhibit 10.1(b) to the registration statement on Form S-4 of Charter Communications Holdings, LLC and Charter Communications Holdings Capital Corporation filed on January 25, 2000 (File No. 333-95351)).
10	.2(d)	Third Amendment to Credit Agreement, among Charter Communications Operating, LLC, Charter Communications, LLC and certain lenders and agents named therein, dated as of March 18, 2000 (Incorporated by reference to Exhibit 10.1(c) to the annual report on Form 10-K filed by Charter Communications, Inc. on March 30, 2000 (File No. 000-27927)).
10	.2(e)	Credit Agreement, among Charter Communications Operating, LLC, Charter Communications Holdings, LLC and certain lenders and agents named therein, dated as of March 18, 1999, as amended and restated as of January 3, 2002 (Incorporated by reference to Exhibit 99.1 to the current report on Form 8-K filed by Charter Communications, Inc. on January 24, 2002 (File No. 000-27927)).
10	.3(a)	Form of Credit Agreement, among Falcon Cable Communications, LLC, certain guarantors and several financial institutions or entities named therein, dated as of June 30, 1998, as amended and restated as of November 12, 1999, (Incorporated by reference to Exhibit 10.36 to Amendment No. 3 to the registration statement on Form S-1 of Charter Communications, Inc. filed on October 18, 1999 (File No. 333-83887)).
10	.3(b)	Credit Agreement, dated as of June 30, 1998, as amended and restated as of November 12, 1999, as further amended and restated as of September 26, 2001, among Falcon Cable Communications, LLC, certain guarantors, and several financial institutions or entities named therein. (Incorporated by reference to Exhibit 10.8 to the quarterly report on Form 10-Q filed by Charter Communications, Inc. on November 14, 2001 (File No. 000-27927)).
10	.4(a)	Amended and Restated Credit Agreement dated as of February 2, 1999, as amended and restated as of February 14, 2000 by and among CC VIII Operating, LLC, as borrower, CC VIII Holdings, LLC, as guarantor, and several financial institutions or entities named therein (Incorporated by reference to Exhibit 10.18(a) to the annual report on Form 10-K filed by Charter Communications, Inc. on March 30, 2000 (File No. 000-27927)).
10	.4(b)	Second Amended and Restated Credit Agreement, among CC VIII Operating, LLC, as borrower, CC VIII Holdings, LLC, as guarantor, and several financial institutions or entities named therein, dated as of February 2, 1999, as amended and restated as of January 2, 2001 (Incorporated by reference to Exhibit 10.17 to the annual report on Form 10-K filed by Charter Communications Holdings, LLC and Charter Communications Holdings Capital Corporation on April 2, 2001 (File No. 333-77499)).
10	.4(c)	Third Amended and Restated Credit Agreement, among CC VIII Operating, LLC, as borrower, CC VIII Holdings, LLC, as guarantor, and certain lenders and agents named therein, dated as of February 2, 1999, as amended and restated as of January 3, 2002 (Incorporated by reference to Exhibit 99.2 to the current report on Form 8-K filed by Charter Communications, Inc. on January 24, 2002 (File No. 000-27927)).
10.5		Credit Agreement, among CC VI Holdings, LLC, CC VI Operating Company, LLC and several financial institutions or entities named therein, dated as of November 12, 1999, (Incorporated by reference to Exhibit 10.41 to the report on Form 8-K of Charter Communications, Inc. filed on November 29, 1999 (File No. 000-27927)).

4

Exhibit		Description

10.6		Second Amended and Restated Credit Agreement, dated as of March 18, 1999, as amended and restated as of January 3, 2002 and as further amended and restated as of June 19, 2003, among Charter Communications Operating, LLC, Charter Communications Holdings, LLC and several financial institutions or entities named therein (Incorporated by reference to Exhibit 10.1 to Charter Communications, Inc. quarterly report on Form 10-Q filed on August 5, 2003 (File No. 000-27927)).
10.7		Amended and Restated Limited Liability Company Agreement of Charter Communications Operating, LLC, dated as of June 19, 2003 (Incorporated by reference to Exhibit 10.2 to Charter Communications, Inc. quarterly report on Form 10-Q filed on August 5, 2003 (File No. 000-27927)).
10	.8a	Commitment Letter, dated April 14, 2003, from Vulcan Inc. to Charter Communications VII, LLC (Incorporated by reference to Exhibit 10.3a to Charter Communications, Inc. quarterly report on Form 10-Q filed on August 5, 2003 (File No. 000-27927)).
10	.8b	Letter from Vulcan Inc. dated June 30, 2003 amending the Commitment Letter, dated April 14, 2003 (Incorporated by reference to Exhibit 10.3b to Charter Communications, Inc. quarterly report on Form 10-Q filed on August 5, 2003 (File No. 000-27927)).
10	.8c*	Notice of Termination of Commitment, dated November 14, 2003.
10.9		First Amended and Restated Mutual Services Agreement, dated as of December 21, 2000, by and between Charter Communications, Inc., Charter Investment, Inc. and Charter Communications Holding Company, LLC (Incorporated by reference to Exhibit 10.2(b) to the registration statement on Form S-4 of Charter Communications Holdings, LLC and Charter Communications Holdings Capital Corporation filed on February 2, 2001 (File No. 333-54902)).
10.10		Form of Management Agreement, dated as of November 9, 1999, by and between Charter Communications Holding Company, LLC and Charter Communications, Inc. (Incorporated by reference to Exhibit 10.2(d) to Amendment No. 3 to the registration statement on Form S-1 of Charter Communications, Inc. filed on October 18, 1999 (File No. 333-83887)).
10	.11(a)	Amended and Restated Management Agreement, dated March 17, 1999, between Charter Communications Operating, LLC and Charter Communications, Inc. (Incorporated by reference to Exhibit 10.2 to Amendment No. 4 to the registration statement on Form S-4 of Charter Communications Holdings, LLC and Charter Communications Holdings Capital Corporation filed on July 22, 1999 (File No. 333-77499)).
10	.11(b)	Amendment dated November 8, 1999 to Amended and Restated Management Agreement, dated as of March 17, 1999, by and among Charter Investment, Inc., Charter Communications, Inc. and Charter Communications Operating, LLC (Incorporated by reference to Exhibit 10.5(b) to the annual report on Form 10-K of Charter Communications, Inc. filed on April 15, 2003 (File No. 000-27927)).
10	.11(c)	Second Amendment to Amended and Restated Management Agreement, dated as of March 17, 1999, as amended as of January 1, 2002, by and between Charter Communications Operating, LLC and Charter Communications, Inc. (Incorporated by reference to Exhibit 10.8(c) to the annual report of Form 10-K of Charter Communications, Inc. filed on March 29, 2002 (File No. 000-27927)).
10.12		Management Agreement, dated as of November 12, 1999, by and between CC VI Operating Company, LLC and Charter Communications, Inc. (Incorporated by reference to Exhibit 10.2(d) to Amendment No. 1 to the registration statement on Form S-4 of Charter Communications Holdings, LLC and Charter Communications Holdings Capital Corporation filed on April 18, 2000 (File No. 333-77499)).
10.13		Management Agreement, dated as of November 12, 1999 by and between Falcon Cable Communications, LLC and Charter Communications, Inc. (Incorporated by reference to Exhibit 10.2(e) to Amendment No. 1 to the registration statement on Form S-4 of Charter Communications Holdings, LLC and Charter Communications Holdings Capital Corporation filed on April 18, 2000 (File No. 333-77499)).

5

Exhibit		Description

10.14		Amended and Restated Management Agreement dated as of June 19, 2003 by and between Charter Communications Operating, LLC and Charter Communications, Inc. (Incorporated by reference to Exhibit 10.4 to Charter Communications, Inc. quarterly report on Form 10-Q filed on August 5, 2003 (File No. 000-27927)).
10	.15a	Second Amended and Restated Mutual Services Agreement dated as of June 19, 2003 by and between Charter Communications, Inc. and Charter Communications Holding Company, LLC (Incorporated by reference to Exhibit 10.5a to Charter Communications, Inc. quarterly report on Form 10-Q filed on August 5, 2003 (File No. 000-27927)).
10	.15b	Letter Agreement regarding Mutual Services Agreement dated June 19, 2003 between Charter Investment, Inc., Charter Communications, Inc. and Charter Communications Holding Company, LLC (Incorporated by reference to Exhibit 10.5b to Charter Communications, Inc. quarterly report on Form 10-Q filed on August 5, 2003 (File No. 000-27927)).
10	.16(a)†	Charter Communications Holdings, LLC 1999 Option Plan (Incorporated by reference to Exhibit 10.4 to Amendment No. 4 to the registration statement on Form S-4 of Charter Communications Holdings, LLC and Charter Communications Holdings Capital Corporation filed on July 22, 1999 (File No. 333-77499)).
10	.16(b)†	Assumption Agreement regarding Option Plan, dated as of May 25, 1999, by and between Charter Communications Holdings, LLC and Charter Communications Holding Company, LLC (Incorporated by reference to Exhibit 10.13 to Amendment No. 6 to the registration statement on Form S-4 of Charter Communications Holdings, LLC and Charter Communications Holdings Capital Corporation filed on August 27, 1999 (File No. 333-77499)).
10	.16(c)†	Form of Amendment No. 1 to the Charter Communications Holdings, LLC 1999 Option Plan (Incorporated by reference to Exhibit 10.10(c) to Amendment No. 4 to the registration statement on Form S-1 of Charter Communications, Inc. filed on November 1, 1999 (File No. 333-83887)).
10	.16(d)†	Amendment No. 2 to the Charter Communications Holdings, LLC 1999 Option Plan (Incorporated by reference to Exhibit 10.4(c) to the annual report on Form 10-K filed by Charter Communications, Inc. on March 30, 2000 (File No. 000-27927)).
10	.16(e)†	Amendment No. 3 to the Charter Communications 1999 Option Plan (Incorporated by reference to Exhibit 10.14(e) to the annual report of Form 10-K of Charter Communications, Inc. filed on March 29, 2002 (File No. 000-27927).
10	.16(f)†	Amendment No. 4 to the Charter Communications 1999 Option Plan (Incorporated by reference to Exhibit 10.10(f) to the annual report on Form 10-K of Charter Communications, Inc. filed on April 15, 2003 (File No. 000-27927)).
10	.17(a)†	Charter Communications, Inc. 2001 Stock Incentive Plan (Incorporated by reference to Exhibit 10.25 to the quarterly report on Form 10-Q filed by Charter Communications, Inc. on May 15, 2001 (File No. 000-27927)).
10	.17(b)†	Amendment No. 1 to the Charter Communications, Inc. 2001 Stock Incentive Plan (Incorporated by reference to Exhibit 10.11(b) to the annual report on Form 10-K of Charter Communications, Inc. filed on April 15, 2003 (File No. 000-27927)).
10	.17(c)†	Amendment No. 2 to the Charter Communications, Inc. 2001 Stock Incentive Plan (Incorporated by reference to Exhibit 10.10 to the quarterly report on Form 10-Q filed by Charter Communications, Inc. on November 14, 2001 (File No. 000-27927).
10	.17(d)†	Amendment No. 3 to the Charter Communications, Inc. 2001 Stock Incentive Plan effective January 2, 2002 (Incorporated by reference to Exhibit 10.15(c) to the annual report of Form 10-K of Charter Communications, Inc. filed on March 29, 2002 (File No. 000-27927).
10	.17(e)†	Amendment No. 4 to the Charter Communications, Inc. 2001 Stock Incentive Plan (Incorporated by reference to Exhibit 10.11(e) to the annual report on Form 10-K of Charter Communications, Inc. filed on April 15, 2003 (File No. 000-27927)).

6

Exhibit		Description

10	.17(f)†	Amendment No. 5 to the Charter Communications, Inc. 2001 Stock Incentive Plan (Incorporated by reference to Exhibit 10.11(f) to the annual report on Form 10-K of Charter Communications, Inc. filed on April 15, 2003 (File No. 000-27927)).
10	.18†	Employment Agreement between Charter Communications, Inc. and Margaret A. “Maggie” Bellville, entered into as of April 27, 2003 (Incorporated by reference to Exhibit 10.1 to the quarterly report on Form 10-Q filed by Charter Communications, Inc. on November 3, 2003 (File No. 000-27927)).
12	.1*	Computation of Ratio of Earnings to Fixed Charges.
21	.1*	Subsidiaries of CCO Holdings, LLC.
23	.1**	Consent of Irell & Manella LLP.
23	.2*	Independent Auditors’ Consent.
24	.1*	Power of attorney (included on the signature page hereto).
25	.1**	Statement of eligibility of trustee.
99	.1**	Form of Cover letter to Registered Holders and the Depository Trust Company Participants.
99	.2**	Form of Broker letter.
99	.3**	Form of letter of transmittal.
99	.4**	Form of Notice of Guaranteed Delivery.

*	Document attached

**	To be filed by amendment.

†	Management compensatory plan or arrangement

Financial Statement Schedules

      Schedules not listed above are omitted because of the absence of the conditions under which they are required or because the information required by such omitted schedules is set forth in the financial statements or the notes thereto.

Item 22.	Undertakings

      The undersigned registrants hereby undertake that:

(1) Prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) Every prospectus: (i) that is filed pursuant to the immediately preceding paragraph or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      The undersigned registrants hereby undertake to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other

7

equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

      The undersigned registrants hereby undertake to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

8

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, CCO Holdings, LLC has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis, State of Missouri on the 6th day of February 2004.

CCO HOLDINGS, LLC,
Registrant

By: CHARTER COMMUNICATIONS, INC.,
Sole Manager

By:	/s/ MICHAEL P. HUSEBY

Michael P. Huseby
Executive Vice President, and
Chief Financial Officer

POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael P. Huseby, with full power to act as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to the registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission and any other regulatory authority, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-4 has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ PAUL G. ALLEN Paul G. Allen	Chairman of the Board of Directors, Charter Communications, Inc.	February 6, 2004

/s/ CARL E. VOGEL Carl E. Vogel	President, Chief Executive Officer, Director (Principal Executive Officer), Charter Communications, Inc. and CCO Holdings	February 6, 2004

/s/ PAUL E. MARTIN Paul E. Martin	Senior Vice President and Controller (Principal Accounting Officer)	February 6, 2004

/s/ CHARLES M. LILLIS Charles M. Lillis	Director, Charter Communications, Inc.	February 6, 2004

9

Signature	Title	Date

/s/ DAVID C. MERRITT David C. Merritt	Director, Charter Communications, Inc.	February 6, 2004

/s/ MARC B. NATHANSON Marc B. Nathanson	Director, Charter Communications, Inc.	February 6, 2004

/s/ NANCY B. PERETSMAN Nancy B. Peretsman	Director, Charter Communications, Inc.	February 6, 2004

/s/ WILLIAM D. SAVOY William D. Savoy	Director, Charter Communications, Inc.	February 6, 2004

/s/ MICHAEL P. HUSEBY Michael P. Huseby	Executive Vice President, and Chief Financial Officer (Principal Financial Officer)	February 6, 2004

/s/ JOHN H. TORY John H. Tory	Director, Charter Communications, Inc.	February 6, 2004

/s/ LARRY W. WANGBERG Larry W. Wangberg	Director, Charter Communications, Inc.	February 6, 2004

10

      Pursuant to the requirements of the Securities Act of 1933, CCO Holdings Capital Corp. has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis, State of Missouri on the 6th day of February 2004.

CCO HOLDINGS CAPITAL CORP.
Registrant

By:	/s/ MICHAEL P. HUSEBY

Michael P. Huseby
Executive Vice President, and Chief Financial Officer

POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael P. Huseby, with full power to act as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to the registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission and any other regulatory authority, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-4 has been signed below by the following persons and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ CARL E. VOGEL Carl E. Vogel	President, Chief Executive Officer, (Principal Executive Officer), and sole director of CCO Holdings Capital Corp.	February 6, 2004

/s/ PAUL E. MARTIN Paul E. Martin	Senior Vice President and Controller (Principal Accounting Officer)	February 6, 2004

/s/ MICHAEL P. HUSEBY Michael P. Huseby	Executive Vice President, and Chief Financial Officer (Principal Financial Officer)	February 6, 2004

11

EXHIBIT INDEX

Exhibit		Description

2.1		Purchase Agreement, dated May 29, 2003, by and between Falcon Video Communications, L.P. and WaveDivision Holdings, LLC (Incorporated by reference to Exhibit 2.1 to Charter Communications, Inc.’s current report on Form 8-K filed on May 30, 2003 (File No. 000-27927)).
2.2		Asset Purchase Agreement, dated September 3, 2003, by and between Charter Communications VI, LLC, The Helicon Group, L.P., Hornell Television Service, Inc., Interlink Communications Partners, LLC, Charter Communications Holdings, LLC and Atlantic Broadband Finance, LLC (Incorporated by reference to Exhibit 2.1 to Charter Communications, Inc.’s current report on Form 8-K/ A filed on September 3, 2003 (File No. 000-27927)).
3	.1*	Certificate of Formation of CCO Holdings, LLC.
3	.2*	Certificate of Correction of Certificate of Formation of CCO Holdings, LLC.
3	.3*	Amended and Restated Limited Liability Company Agreement of CCO Holdings, LLC, dated as of June 19, 2003.
3	.4*	Certificate of Incorporation of CCO Holdings Capital Corp. (originally named CC Holdco I Capital Corp.)
3	.5*	Certificate of Amendment of Certificate of Incorporation of CCO Holdings Capital Corp.
3	.6*	By-Laws of CCO Holdings Capital Corp.
4.1		Indenture, dated as of April 9, 1998, by and among Renaissance Media (Louisiana) LLC, Renaissance Media (Tennessee) LLC, Renaissance Media Capital Corporation, Renaissance Media Group LLC and United States Trust Company of New York, as trustee (Incorporated by reference to Exhibit 4.1 to the registration statement on Forms S-4 of Renaissance Media Group LLC, Renaissance Media (Tennessee) LLC, Renaissance Media (Louisiana) LLC and Renaissance Media Capital Corporation filed on June 12, 1998 (File No. 333-56679)).
4	.2(a)	Indenture, dated as of December 10, 1998, by and among Avalon Cable of Michigan Holdings, Inc., Avalon Cable LLC and Avalon Cable Holdings Finance, Inc., as issuers and The Bank of New York, as trustee for the Notes (Incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the registration statement on Form S-4 of Avalon Cable LLC, Avalon Cable Holdings Finance, Inc., Avalon Cable of Michigan Holdings, Inc. and Avalon Cable of Michigan, Inc. filed on May 28, 1999 (File Nos. 333-75415 and 333-75453)).
4	.2(b)	Supplemental Indenture, dated as of March 26, 1999, by and among Avalon Cable of Michigan Holdings, Inc., Avalon Cable LLC and Avalon Cable Holdings Finance, Inc., as issuers, Avalon Cable of Michigan, Inc., as guarantor, and The Bank of New York, as trustee for the Notes (Incorporated by reference to Exhibit 4.2 to Amendment No. 1 to the registration statement on Form S-4 of Avalon Cable LLC, Avalon Cable Holdings Finance, Inc., Avalon Cable of Michigan Holdings, Inc. and Avalon Cable of Michigan, Inc. filed on May 28, 1999 (File Nos. 333-75415 and 333-75453)).
4.3		Indenture relating to the 8 3/4% Senior Notes due 2013, dated as of November 10, 2003, by and among CCO Holdings, LLC, CCO Holdings Capital Corp. and Wells Fargo Bank, N.A., as trustee (Incorporated by reference to Exhibit 10.5 to Charter Communications, Inc.’s current report on Form 8-K filed on November 12, 2003 (File No. 000-27927)).
4.4		Exchange and Registration Rights Agreement, dated as of November 10, 2003, by and between CCO Holdings, LLC and CCO Holdings Capital Corp. (Incorporated by reference to Exhibit 4.2 to Charter Communications, Inc.’s current report on Form 8-K filed on November 12, 2003 (File No. 000-27927)).
4.5		Purchase Agreement, dated as of November 4, 2003, by and between CCO Holdings, LLC and CCO Holdings Capital Corp. (Incorporated by reference to Exhibit 4.3 to Charter Communications, Inc.’s current report on Form 8-K filed on November 12, 2003 (File No. 000-27927)).
5	.1**	Opinion of Irell & Manella LLP regarding legality.
8	.1**	Opinion of Irell & Manella LLP regarding tax matters.

Exhibit		Description

10.1		Employment Agreement, dated as of October 8, 2001, by and between Carl E. Vogel and Charter Communications, Inc. (Incorporated by reference to Exhibit 10.4 to the quarterly report on Form 10-Q filed by Charter Communications, Inc. on November 14, 2001 (File No. 000-27927)).
10	.2(a)	Credit Agreement, among Charter Communications Operating, LLC and certain lenders and agents named therein, dated as of March 18, 1999, (Incorporated by reference to Exhibit 10.1 to Amendment No. 2 to the registration statement on Form S-4 of Charter Communications Holdings, LLC and Charter Communications Holdings Capital Corporation filed on June 22, 1999 (File No. 333-77499)).
10	.2(b)	First Amendment to Credit Agreement, among Charter Communications Operating, LLC, Charter Communications Holdings LLC and certain lenders and agents named therein, dated as of June 28, 1999 (Incorporated by reference to Exhibit 10.1(a) to the registration statement on Form S-4 of Charter Communications Holdings, LLC and Charter Communications Holdings Capital Corporation filed on January 25, 2000 (File No. 333-95351)).
10	.2(c)	Second Amendment to Credit Agreement, among Charter Communications Operating, LLC, Charter Communications Holdings LLC and certain lenders and agents named therein dated as of December 14, 1999 (Incorporated by reference to Exhibit 10.1(b) to the registration statement on Form S-4 of Charter Communications Holdings, LLC and Charter Communications Holdings Capital Corporation filed on January 25, 2000 (File No. 333-95351)).
10	.2(d)	Third Amendment to Credit Agreement, among Charter Communications Operating, LLC, Charter Communications, LLC and certain lenders and agents named therein, dated as of March 18, 2000 (Incorporated by reference to Exhibit 10.1(c) to the annual report on Form 10-K filed by Charter Communications, Inc. on March 30, 2000 (File No. 000-27927)).
10	.2(e)	Credit Agreement, among Charter Communications Operating, LLC, Charter Communications Holdings, LLC and certain lenders and agents named therein, dated as of March 18, 1999, as amended and restated as of January 3, 2002 (Incorporated by reference to Exhibit 99.1 to the current report on Form 8-K filed by Charter Communications, Inc. on January 24, 2002 (File No. 000-27927)).
10	.3(a)	Form of Credit Agreement, among Falcon Cable Communications, LLC, certain guarantors and several financial institutions or entities named therein, dated as of June 30, 1998, as amended and restated as of November 12, 1999, (Incorporated by reference to Exhibit 10.36 to Amendment No. 3 to the registration statement on Form S-1 of Charter Communications, Inc. filed on October 18, 1999 (File No. 333-83887)).
10	.3(b)	Credit Agreement, dated as of June 30, 1998, as amended and restated as of November 12, 1999, as further amended and restated as of September 26, 2001, among Falcon Cable Communications, LLC, certain guarantors, and several financial institutions or entities named therein. (Incorporated by reference to Exhibit 10.8 to the quarterly report on Form 10-Q filed by Charter Communications, Inc. on November 14, 2001 (File No. 000-27927)).
10	.4(a)	Amended and Restated Credit Agreement dated as of February 2, 1999, as amended and restated as of February 14, 2000 by and among CC VIII Operating, LLC, as borrower, CC VIII Holdings, LLC, as guarantor, and several financial institutions or entities named therein (Incorporated by reference to Exhibit 10.18(a) to the annual report on Form 10-K filed by Charter Communications, Inc. on March 30, 2000 (File No. 000-27927)).
10	.4(b)	Second Amended and Restated Credit Agreement, among CC VIII Operating, LLC, as borrower, CC VIII Holdings, LLC, as guarantor, and several financial institutions or entities named therein, dated as of February 2, 1999, as amended and restated as of January 2, 2001 (Incorporated by reference to Exhibit 10.17 to the annual report on Form 10-K filed by Charter Communications Holdings, LLC and Charter Communications Holdings Capital Corporation on April 2, 2001 (File No. 333-77499)).
10	.4(c)	Third Amended and Restated Credit Agreement, among CC VIII Operating, LLC, as borrower, CC VIII Holdings, LLC, as guarantor, and certain lenders and agents named therein, dated as of February 2, 1999, as amended and restated as of January 3, 2002 (Incorporated by reference to Exhibit 99.2 to the current report on Form 8-K filed by Charter Communications, Inc. on January 24, 2002 (File No. 000-27927)).

Exhibit		Description

10.5		Credit Agreement, among CC VI Holdings, LLC, CC VI Operating Company, LLC and several financial institutions or entities named therein, dated as of November 12, 1999, (Incorporated by reference to Exhibit 10.41 to the report on Form 8-K of Charter Communications, Inc. filed on November 29, 1999 (File No. 000-27927)).
10.6		Second Amended and Restated Credit Agreement, dated as of March 18, 1999, as amended and restated as of January 3, 2002 and as further amended and restated as of June 19, 2003, among Charter Communications Operating, LLC, Charter Communications Holdings, LLC and several financial institutions or entities named therein (Incorporated by reference to Exhibit 10.1 to Charter Communications, Inc. quarterly report on Form 10-Q filed on August 5, 2003 (File No. 000-27927)).
10.7		Amended and Restated Limited Liability Company Agreement of Charter Communications Operating, LLC, dated as of June 19, 2003 (Incorporated by reference to Exhibit 10.2 to Charter Communications, Inc. quarterly report on Form 10-Q filed on August 5, 2003 (File No. 000-27927)).
10	.8a	Commitment Letter, dated April 14, 2003, from Vulcan Inc. to Charter Communications VII, LLC (Incorporated by reference to Exhibit 10.3a to Charter Communications, Inc. quarterly report on Form 10-Q filed on August 5, 2003 (File No. 000-27927)).
10	.8b	Letter from Vulcan Inc. dated June 30, 2003 amending the Commitment Letter, dated April 14, 2003 (Incorporated by reference to Exhibit 10.3b to Charter Communications, Inc. quarterly report on Form 10-Q filed on August 5, 2003 (File No. 000-27927)).
10	.8c*	Notice of Termination of Commitment, dated November 14, 2003.
10.9		First Amended and Restated Mutual Services Agreement, dated as of December 21, 2000, by and between Charter Communications, Inc., Charter Investment, Inc. and Charter Communications Holding Company, LLC (Incorporated by reference to Exhibit 10.2(b) to the registration statement on Form S-4 of Charter Communications Holdings, LLC and Charter Communications Holdings Capital Corporation filed on February 2, 2001 (File No. 333-54902)).
10.10		Form of Management Agreement, dated as of November 9, 1999, by and between Charter Communications Holding Company, LLC and Charter Communications, Inc. (Incorporated by reference to Exhibit 10.2(d) to Amendment No. 3 to the registration statement on Form S-1 of Charter Communications, Inc. filed on October 18, 1999 (File No. 333-83887)).
10	.11(a)	Amended and Restated Management Agreement, dated March 17, 1999, between Charter Communications Operating, LLC and Charter Communications, Inc. (Incorporated by reference to Exhibit 10.2 to Amendment No. 4 to the registration statement on Form S-4 of Charter Communications Holdings, LLC and Charter Communications Holdings Capital Corporation filed on July 22, 1999 (File No. 333-77499)).
10	.11(b)	Amendment dated November 8, 1999 to Amended and Restated Management Agreement, dated as of March 17, 1999, by and among Charter Investment, Inc., Charter Communications, Inc. and Charter Communications Operating, LLC (Incorporated by reference to Exhibit 10.5(b) to the annual report on Form 10-K of Charter Communications, Inc. filed on April 15, 2003 (File No. 000-27927)).
10	.11(c)	Second Amendment to Amended and Restated Management Agreement, dated as of March 17, 1999, as amended as of January 1, 2002, by and between Charter Communications Operating, LLC and Charter Communications, Inc. (Incorporated by reference to Exhibit 10.8(c) to the annual report of Form 10-K of Charter Communications, Inc. filed on March 29, 2002 (File No. 000-27927)).
10.12		Management Agreement, dated as of November 12, 1999, by and between CC VI Operating Company, LLC and Charter Communications, Inc. (Incorporated by reference to Exhibit 10.2(d) to Amendment No. 1 to the registration statement on Form S-4 of Charter Communications Holdings, LLC and Charter Communications Holdings Capital Corporation filed on April 18, 2000 (File No. 333-77499)).

Exhibit		Description

10.13		Management Agreement, dated as of November 12, 1999 by and between Falcon Cable Communications, LLC and Charter Communications, Inc. (Incorporated by reference to Exhibit 10.2(e) to Amendment No. 1 to the registration statement on Form S-4 of Charter Communications Holdings, LLC and Charter Communications Holdings Capital Corporation filed on April 18, 2000 (File No. 333-77499)).
10.14		Amended and Restated Management Agreement dated as of June 19, 2003 by and between Charter Communications Operating, LLC and Charter Communications, Inc. (Incorporated by reference to Exhibit 10.4 to Charter Communications, Inc. quarterly report on Form 10-Q filed on August 5, 2003 (File No. 000-27927)).
10	.15a	Second Amended and Restated Mutual Services Agreement dated as of June 19, 2003 by and between Charter Communications, Inc. and Charter Communications Holding Company, LLC (Incorporated by reference to Exhibit 10.5a to Charter Communications, Inc. quarterly report on Form 10-Q filed on August 5, 2003 (File No. 000-27927)).
10	.15b	Letter Agreement regarding Mutual Services Agreement dated June 19, 2003 between Charter Investment, Inc., Charter Communications, Inc. and Charter Communications Holding Company, LLC (Incorporated by reference to Exhibit 10.5b to Charter Communications, Inc. quarterly report on Form 10-Q filed on August 5, 2003 (File No. 000-27927)).
10	.16(a)†	Charter Communications Holdings, LLC 1999 Option Plan (Incorporated by reference to Exhibit 10.4 to Amendment No. 4 to the registration statement on Form S-4 of Charter Communications Holdings, LLC and Charter Communications Holdings Capital Corporation filed on July 22, 1999 (File No. 333-77499)).
10	.16(b)†	Assumption Agreement regarding Option Plan, dated as of May 25, 1999, by and between Charter Communications Holdings, LLC and Charter Communications Holding Company, LLC (Incorporated by reference to Exhibit 10.13 to Amendment No. 6 to the registration statement on Form S-4 of Charter Communications Holdings, LLC and Charter Communications Holdings Capital Corporation filed on August 27, 1999 (File No. 333-77499)).
10	.16(c)†	Form of Amendment No. 1 to the Charter Communications Holdings, LLC 1999 Option Plan (Incorporated by reference to Exhibit 10.10(c) to Amendment No. 4 to the registration statement on Form S-1 of Charter Communications, Inc. filed on November 1, 1999 (File No. 333-83887)).
10	.16(d)†	Amendment No. 2 to the Charter Communications Holdings, LLC 1999 Option Plan (Incorporated by reference to Exhibit 10.4(c) to the annual report on Form 10-K filed by Charter Communications, Inc. on March 30, 2000 (File No. 000-27927)).
10	.16(e)†	Amendment No. 3 to the Charter Communications 1999 Option Plan (Incorporated by reference to Exhibit 10.14(e) to the annual report of Form 10-K of Charter Communications, Inc. filed on March 29, 2002 (File No. 000-27927).
10	.16(f)†	Amendment No. 4 to the Charter Communications 1999 Option Plan (Incorporated by reference to Exhibit 10.10(f) to the annual report on Form 10-K of Charter Communications, Inc. filed on April 15, 2003 (File No. 000-27927)).
10	.17(a)†	Charter Communications, Inc. 2001 Stock Incentive Plan (Incorporated by reference to Exhibit 10.25 to the quarterly report on Form 10-Q filed by Charter Communications, Inc. on May 15, 2001 (File No. 000-27927)).
10	.17(b)†	Amendment No. 1 to the Charter Communications, Inc. 2001 Stock Incentive Plan (Incorporated by reference to Exhibit 10.11(b) to the annual report on Form 10-K of Charter Communications, Inc. filed on April 15, 2003 (File No. 000-27927)).
10	.17(c)†	Amendment No. 2 to the Charter Communications, Inc. 2001 Stock Incentive Plan (Incorporated by reference to Exhibit 10.10 to the quarterly report on Form 10-Q filed by Charter Communications, Inc. on November 14, 2001 (File No. 000-27927).
10	.17(d)†	Amendment No. 3 to the Charter Communications, Inc. 2001 Stock Incentive Plan effective January 2, 2002 (Incorporated by reference to Exhibit 10.15(c) to the annual report of Form 10-K of Charter Communications, Inc. filed on March 29, 2002 (File No. 000-27927).
10	.17(e)†	Amendment No. 4 to the Charter Communications, Inc. 2001 Stock Incentive Plan (Incorporated by reference to Exhibit 10.11(e) to the annual report on Form 10-K of Charter Communications, Inc. filed on April 15, 2003 (File No. 000-27927)).

Exhibit		Description

10	.17(f)†	Amendment No. 5 to the Charter Communications, Inc. 2001 Stock Incentive Plan (Incorporated by reference to Exhibit 10.11(f) to the annual report on Form 10-K of Charter Communications, Inc. filed on April 15, 2003 (File No. 000-27927)).
10	.18†	Employment Agreement between Charter Communications, Inc. and Margaret A. “Maggie” Bellville, entered into as of April 27, 2003 (Incorporated by reference to Exhibit 10.1 to the quarterly report on Form 10-Q filed by Charter Communications, Inc. on November 3, 2003 (File No. 000-27927)).
12	.1*	Computation of Ratio of Earnings to Fixed Charges.
21	.1*	Subsidiaries of CCO Holdings, LLC.
23	.1**	Consent of Irell & Manella LLP.
23	.2*	Independent Auditors’ Consent.
24	.1*	Power of attorney (included on the signature page hereto).
25	.1**	Statement of eligibility of trustee.
99	.1**	Form of Cover letter to Registered Holders and the Depository Trust Company Participants.
99	.2**	Form of Broker letter.
99	.3**	Form of letter of transmittal.
99	.4**	Form of Notice of Guaranteed Delivery.

*	Document attached

**	To be filed by amendment.

†	Management compensatory plan or arrangement.